People.
Passion.
Possibilities.

2023
Annual Report
on Form 10-K

2024
Notice of Annual Meeting

abbvie

Stockholder Information

AbbVie Inc. Corporate Headquarters
1 North Waukegan Road
North Chicago, IL 60064
847-932-7900
abbvie.com

Investor Relations
Dept. ZZ05, AP34

Corporate Secretary
Dept. V364, AP34

Stock Listing
The ticker for AbbVie's common stock is ABBV. The principal market for the AbbVie common stock is the New York Stock Exchange. AbbVie common stock is also listed on the Chicago Stock Exchange.

Annual Meeting
The Annual Meeting will be held on Friday, May 3, 2024, at 9 a.m. Central Time. Please see the proxy statement for information about how to attend the virtual Annual Meeting.

Dividend Reinvestment Plan
The AbbVie Dividend Reinvestment Plan offers registered stockholders an opportunity to purchase additional shares, commission-free, through automatic dividend reinvestment and/or optional cash investments. Interested persons may contact the transfer agent.

Transfer Agent
EQ Shareholder Services
P.O. Box 64874
St. Paul, MN 55164-0874
www.shareowneronline.com
877-881-5970
651-450-4064

About AbbVie
AbbVie's mission is to discover and deliver innovative medicines and solutions that solve serious health issues today and address the medical challenges of tomorrow. We strive to have a remarkable impact on people's lives across several key therapeutic areas – immunology, oncology, neuroscience, and eye care – and products and services in our Allergan Aesthetics portfolio.

For more information about AbbVie, please visit us at **abbvie.com.**

Follow @abbvie on LinkedIn, Facebook, Instagram, X (formerly Twitter) and YouTube.

Our company

~50K
employees in more than 70 countries

$7.8B*
in adjusted R&D investment in 2023

7
major product or indication approvals in 2023

~90
active clinical and device programs**

The patients we serve

>175
countries where our products help people and patients

>75
conditions treated

475+
patient support programs globally

>218K
U.S. patients provided medicine at no cost through our patient assistance program in 2023

*Reflects a non-GAAP measure and is adjusted for certain items, which are reconciled in Appendix B

**Compounds, devices or indications in development individually or under collaboration or license agreements



Dear AbbVie Shareholder,

Eleven years ago, we set out to create a company that would address some of the world's most serious and complex health issues, while delivering outstanding shareholder return. Today, AbbVie has delivered on this mission and much more. Our science, innovation and outstanding commercial execution have advanced the standard of care for countless patients. We have donated more than $680 million for nonprofits around the world, and we built a culture that has come to define our company. Additionally, we have provided exceptional shareholder return and increased our quarterly dividend by more than 285% and market capitalization by more than $250 billion since our inception. Our business is performing very well, and we have a strong foundation for our company's growth in the years to come.

In 2023, AbbVie delivered another outstanding year of execution. We effectively managed through the biosimilar impact on Humira in the United States, and our non-Humira platform has performed well. These results are a testament to the strength of our on-market portfolio and our diverse growth platform. Total net revenues for the year of more than $54.3 billion were primarily driven by our non-Humira growth platform that includes products across immunology, neuroscience, oncology, and aesthetics. Skyrizi and Rinvoq delivered exceptionally well with combined sales of $11.7 billion. Our neuroscience portfolio delivered sales of $7.7 billion, while global net revenues from our oncology portfolio were $5.9 billion and aesthetics delivered $5.3 billion.

In addition to our strong financial performance, we continued to successfully manage the impact of the loss of exclusivity of Humira in the U.S., while also investing in the future. We meaningfully increased our adjusted R&D investment to $7.8 billion and continued to drive our pipeline of innovative medicines. Through our commitment to external innovation, we identified business development opportunities to further advance our long-term growth. The acquisition of ImmunoGen and proposed Cerevel Therapeutics transaction will further expand our presence in oncology and neuroscience and will help us deliver sustainable long-term performance in the 2030s and beyond.

Giving back is an integral part of who we are at AbbVie. It is woven into the fabric of our company and is part of what makes us unique. In 2023, we marked the close of our transformative $350 million donation to support U.S. nonprofits strengthening health care systems, supporting effective education programs, and building community resiliency. Nearly 14,000 employees volunteered during our annual Week of Possibilities, and we raised more than $23 million during our Employee Giving Campaign. I am proud of the passion, commitment, and dedication of our approximately 50,000 employees around the world who continually support our communities.

Great companies are defined by their great strategy, great people, great culture, and outstanding execution—attributes that have come to define AbbVie. The evolution of our company since 2013 reflects our incredible culture and our dedication to each other, our communities, and to improving people's lives.

As the founding Chief Executive Officer (CEO), I am tremendously proud of the company we have built. It has been my immense honor and privilege to serve with all my AbbVie colleagues for the past 11 years. I look forward to continuing to work with AbbVie's management team as Executive Chairman of the board after I retire as CEO in July 2024. I am confident in our ability to deliver for patients and shareholders in the decades to come.

Sincerely,

Richard A. Gonzalez
Chairman and Chief Executive Officer



A Message from AbbVie’s Lead Independent Director

Dear AbbVie Shareholder,

AbbVie’s first decade as an independent company was marked by remarkable growth and significant innovation, improving the lives of the millions of patients that depend on AbbVie. As we continue to move through our second decade, the entire board of directors is dedicated to continuing our strong oversight of AbbVie’s business.

AbbVie experienced the loss of exclusivity for Humira in the U.S. in 2023, an event for which the company had long planned. The board has been actively overseeing the company’s strategy for addressing this event, which was unprecedented across the biopharmaceutical industry. The board is pleased by the extraordinary growth of AbbVie’s non-Humira platform, reflecting the company’s longstanding ability to meet challenges head-on through robust planning and execution. We continue to expect the business to return to robust sales growth in 2025.

Another key priority for the board in 2023 was management succession planning. In February 2024, we announced that the board had unanimously elected Robert A. Michael as AbbVie’s next Chief Executive Officer, effective July 1, 2024. This succession event is the result of years of planning and oversight by the board, and we are confident in Rob’s ability to lead AbbVie and build on the company’s strong track record of success. The board has asked Richard Gonzalez, AbbVie’s current CEO and Chairman, to remain on the board as Executive Chairman following his retirement as CEO, for a period of transition. As Rick wraps up his distinguished tenure at AbbVie, the board extends our sincere appreciation for his leadership and his unwavering dedication to improving the lives of patients around the world.

At the same time, the board has been planning for our own refreshment and succession. In late 2023, we welcomed two new directors to the board, and effective July 1, 2024, Roxanne Austin will replace me as AbbVie’s lead independent director. We believe these changes reflect our longstanding commitment to board refreshment and ensuring the board has the appropriate skillset and leadership structure to effectively oversee AbbVie’s business.

We look forward to continuing to steward AbbVie’s business in 2024 and the years beyond. On behalf of the entire board, we thank you for your investment in AbbVie. We appreciate your trust and confidence in our leadership.

Sincerely,

Glenn F. Tilton
Lead Independent Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-35565

abbvie
AbbVie Inc.

(Exact name of registrant as specified in its charter)

Delaware	32-0375147
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

1 North Waukegan Road
North Chicago, Illinois 60064-6400
(847) 932-7900
(Address, including zip code, and telephone number of principal executive offices)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	ABBV	New York Stock Exchange
		Chicago Stock Exchange
1.375% Senior Notes due 2024	ABBV24	New York Stock Exchange
1.250% Senior Notes due 2024	ABBV24B	New York Stock Exchange
0.750% Senior Notes due 2027	ABBV27	New York Stock Exchange
2.125% Senior Notes due 2028	ABBV28	New York Stock Exchange
2.625% Senior Notes due 2028	ABBV28B	New York Stock Exchange
2.125% Senior Notes due 2029	ABBV29	New York Stock Exchange
1.250% Senior Notes due 2031	ABBV31	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒   Accelerated Filer ☐   Non-Accelerated Filer ☐   Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by checkmark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐   No ☒

The aggregate market value of the 1,748,902,939 shares of voting stock held by non-affiliates of the registrant, computed by reference to the closing price as reported on the New York Stock Exchange, as of the last business day of AbbVie Inc.'s most recently completed second fiscal quarter (June 30, 2023), was $235,629,692,915. AbbVie has no non-voting common equity.

Number of common shares outstanding as of January 31, 2024: 1,766,473,359

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the 2024 AbbVie Inc. Proxy Statement are incorporated by reference into Part III. The Definitive Proxy Statement will be filed on or about March 18, 2024.

ABBVIE INC.
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2023
TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Overview

AbbVie or "the company" refer to AbbVie Inc., or AbbVie Inc. and its consolidated subsidiaries, as the context requires. AbbVie is a global, diversified research-based biopharmaceutical company positioned for success with a comprehensive product portfolio that has leadership positions across immunology, oncology, aesthetics, neuroscience and eye care. AbbVie uses its expertise, dedicated people and unique approach to innovation to develop and market advanced therapies that address some of the world's most complex and serious diseases. AbbVie was incorporated in Delaware on April 10, 2012. On January 1, 2013, AbbVie became an independent, publicly-traded company as a result of the distribution by Abbott Laboratories (Abbott) of 100% of the outstanding common stock of AbbVie to Abbott's shareholders.

Segments

AbbVie operates as a single global business segment dedicated to the research and development, manufacturing, commercialization and sale of innovative medicines and therapies. This operating structure enables the Chief Executive Officer, as chief operating decision maker (CODM), to allocate resources and assess business performance on a global basis in order to achieve established long-term strategic goals. Consistent with this structure, a global research and development and supply chain organization is responsible for the discovery, development, manufacturing and supply of products. Commercial efforts that coordinate the marketing, sales and distribution of these products are organized by geographic region or therapeutic area. All of these activities are supported by a global corporate administrative staff. The determination of a single business segment is consistent with the consolidated financial information regularly reviewed by the CODM for purposes of assessing performance, allocating resources and planning and forecasting future periods. See Note 16, "Segment and Geographic Area Information" to the Consolidated Financial Statements included under Item 8, "Financial Statements and Supplementary Data" and the sales information related to AbbVie's key products and geographies included under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Products

AbbVie's portfolio of products includes a broad line of therapies that address some of the world's most complex and serious diseases.

Immunology products. AbbVie maintains an extensive immunology portfolio across rheumatology, dermatology and gastroenterology. AbbVie's immunology products address unmet needs for patients with autoimmune diseases. These products are:

Humira. Humira (adalimumab) is a biologic therapy administered as a subcutaneous injection. It is approved to treat the following autoimmune diseases in the United States, Canada and Mexico (collectively, North America) and in the European Union:

Condition	Principal Markets
Rheumatoid arthritis (moderate to severe)	North America, European Union
Psoriatic arthritis	North America, European Union
Ankylosing spondylitis	North America, European Union
Adult Crohn's disease (moderate to severe)	North America, European Union
Plaque psoriasis (moderate to severe chronic)	North America, European Union
Juvenile idiopathic arthritis (moderate to severe polyarticular)	North America, European Union
Ulcerative colitis (moderate to severe)	North America, European Union
Axial spondyloarthropathy	European Union
Pediatric Crohn's disease (moderate to severe)	North America, European Union
Hidradenitis suppurativa (moderate to severe)	North America, European Union
Pediatric enthesitis-related arthritis	European Union
Non-infectious intermediate, posterior and panuveitis	North America, European Union
Pediatric ulcerative colitis (moderate to severe)	U.S., Canada, European Union
Pediatric uveitis	North America, European Union

Humira is also approved in Japan for the treatment of intestinal Behçet's disease and pyoderma gangrenosum.

Humira is sold in numerous other markets worldwide, including Japan, China, Brazil and Australia, and accounted for approximately 27% of AbbVie's total net revenues in 2023.

Skyrizi. Skyrizi (risankizumab) is an interleukin-23 (IL-23) inhibitor that selectively blocks IL-23 by binding to its p19 subunit. It is a biologic therapy approved to treat the following autoimmune diseases in North America, the European Union and Japan:

Condition	Principal Markets
Plaque psoriasis (moderate to severe)	North America, European Union, Japan
Psoriatic arthritis	U.S., European Union
Crohn's disease (moderate to severe)	U.S., Canada, European Union

Skyrizi is also approved in Japan for the treatment of plaque psoriasis, psoriatic arthritis, erythrodermic psoriasis in patients who have an inadequate response to conventional therapies, and for induction and maintenance in moderately to severely active Crohn's disease.

Skyrizi is approved in multiple countries globally, including the United States, Canada and the European Union, for the treatment of moderate to severe plaque psoriasis in adults who are candidates for systemic therapy or phototherapy. In psoriatic disease (psoriasis or psoriatic arthritis) Skyrizi is administered as a quarterly subcutaneous injection following two induction doses. When administered for Crohn's disease, Skyrizi is given in three induction doses via IV infusion, followed by subcutaneous injection via an on-body injector every eight weeks.

Rinvoq.   Rinvoq (upadacitinib) is an oral, once-daily selective and reversible JAK inhibitor that is approved to treat the following inflammatory diseases in North America, the European Union and Japan:

Condition	Principal Markets
Rheumatoid arthritis (moderate to severe)	North America, European Union, Japan
Psoriatic arthritis	U.S., Canada, European Union, Japan
Ankylosing spondylitis	U.S., European Union
Atopic dermatitis (moderate to severe)	U.S., Canada, European Union, Japan
Axial spondyloarthropathy	U.S., European Union
Ulcerative colitis (moderate to severe)	U.S., European Union
Crohn's disease (moderate to severe)	U.S., European Union

In the United States, Rinvoq is indicated for both the treatment of moderate to severe active rheumatoid arthritis, for active psoriatic arthritis, for moderate to severe active ulcerative colitis, for active ankylosing spondylitis and for active non-radiographic axial spondyloarthritis in adult patients who have an inadequate response or intolerance to one or more TNF blockers. It is also indicated for the treatment of Crohn's disease in adult patients who have an inadequate response or intolerance to one or more TNF blockers and for moderate to severe atopic dermatitis in adults and children 12 years of age and older whose disease is not adequately controlled with other systemic drug products, including biologics, or when use of those therapies are inadvisable.

In the European Union, Rinvoq is indicated for the treatment of moderate to severe rheumatoid arthritis in adults, for active psoriatic arthritis in adults who have an inadequate response or intolerance to disease-modifying anti-rheumatic medicines (DMARDs), and for active axial spondyloarthritis in adults. It is also indicated for the treatment of Crohn's disease in adult patients who have an inadequate response or intolerance to one or more TNF blockers and for moderate to severe atopic dermatitis in adults and children 12 years of age and older, and for moderately to severely active ulcerative colitis in adults.

Oncology products.   AbbVie's oncology products target some of the most complex and difficult-to-treat cancers. These products are:

Imbruvica.   Imbruvica (ibrutinib) is an oral, once-daily therapy that inhibits a protein called Bruton's tyrosine kinase. Imbruvica was one of the first medicines to receive a United States Food and Drug Administration (FDA) approval after being granted a Breakthrough Therapy Designation and is one of the few therapies to receive four separate designations. Imbruvica currently is approved for the treatment of adult patients with blood cancers such as chronic lymphocytic leukemia (CLL), as well as certain forms of non-Hodgkin lymphoma. Imbruvica is approved in adult and pediatric patients one year and older with chronic graft versus host disease after failure of one or more lines of systemic therapy.

Venclexta/Venclyxto.   Venclexta (venetoclax) is a B-cell lymphoma 2 (BCL-2) inhibitor used to treat blood cancers. Venclexta is approved by the FDA for adults with CLL or small lymphocytic lymphoma. In addition, Venclexta is approved in combination with azacitidine, or decitabine, or low-dose cytarabine to treat adults with newly-diagnosed acute myeloid leukemia who are 75 years of age or older or have other medical conditions that prevent the use of standard chemotherapy.

Epkinly.   Epkinly (epcoritimab) is a product used to treat adults with certain types of diffuse large B-cell lymphoma (DLBCL) and high-grade B-cell lymphoma that has recurred or that does not respond to previous treatment after receiving two or more treatments. Epkinly is administered as a subcutaneous injection.

Elahere.   Elahere (mirvetuximab soravtansine-gynx) is an antibody-drug conjugate (ADC) used to treat certain types of cancer. On November 14, 2022, the FDA granted accelerated approval for the treatment of adult patients with FRα positive, platinum-resistant epithelial ovarian, fallopian tube, or primary peritoneal cancer, who have received one to three prior systemic treatment regimens. Continued approval may be contingent upon verification and description of clinical benefit in a confirmatory trial.

Aesthetics products.   AbbVie's Aesthetics portfolio consists of facial injectables, plastics and regenerative medicine, body contouring and skincare products, which hold market-leading positions in the U.S. and in key markets around the world. These products are:

Botox Cosmetic.   Botox Cosmetic is an acetylcholine release inhibitor and a neuromuscular blocking agent indicated for treatment in three areas: temporary improvement in the appearance of moderate to severe glabellar lines (frown lines between the eyebrows), moderate to severe crow's feet and moderate to severe forehead lines in adults. Having received its initial FDA approval in 2002, Botox Cosmetic is now approved for use in all major markets around the world.

The Juvederm Collection of Fillers.   The Juvederm Collection of Fillers is a portfolio of hyaluronic acid-based dermal fillers with a variety of approved indications in the U.S. and in other major markets around the world to augment or treat volume loss in the cheeks, chin, lips and lower face.

Other aesthetics.   Other aesthetics products include, but are not limited to, Alloderm regenerative dermal tissue, CoolSculpting body contouring technology, Natrelle breast implants, the SkinMedica skincare line, Latisse eyelash solution and DiamondGlow dermabrasion technology.

Neuroscience products.   AbbVie's neuroscience products address some of the most difficult-to-treat neurologic diseases. These products are:

Botox Therapeutic.   Botox Therapeutic (onabotulinumtoxinA injection) is an acetylcholine release inhibitor and a neuromuscular blocking agent that is injected into muscle tissue. In the United States, it is approved to treat numerous indications, including chronic migraine, overactive bladder in adults who have an inadequate response to an anticholinergic medication, and urinary incontinence due to detrusor overactivity associated with a neurologic condition in adults who have an inadequate response to an anticholinergic medication. In addition, Botox Therapeutic is approved to treat spasticity in patients two years of age and older, cervical dystonia in adults, as well as other conditions. Botox is marketed in other countries around the world and licenses will vary. Botox Therapeutic is marketed by GSK in Japan.

Vraylar.   Vraylar (cariprazine) is a dopamine D3-preferring D3/D2 receptor partial agonist and a 5-HT1A receptor partial agonist. Vraylar is indicated for acute and maintenance treatment of schizophrenia in adults, acute treatment of manic or mixed episodes associated with bipolar disorder in adults, acute treatment of depressive episodes associated with bipolar I disorder in adults and as an adjunctive treatment in major depressive disorder.

Duopa and Duodopa(carbidopa and levodopa).   AbbVie's levodopa-carbidopa intestinal gel for the treatment of advanced Parkinson's disease is marketed as Duopa in the United States and as Duodopa outside of the United States.

Ubrelvy.   Ubrelvy (ubrogepant) is a calcitonin gene-related peptide receptor antagonist indicated for the acute treatment of migraine with or without aura in adults. Ubrelvy is commercialized in the United States, Israel, Saudi Arabia, United Arab Emirates and Canada.

Qulipta.   Qulipta (atogepant) is a calcitonin gene-related peptide receptor antagonist indicated for the preventive treatment of episodic and chronic migraine in adults. Qulipta is commercialized in the United States and Canada and is approved in the European Union under the brand name Aquipta.

Eye care products.   AbbVie's eye care products address unmet needs and new approaches to help preserve and protect patients' vision. These products are:

Ozurdex.   Ozurdex (dexamethasone intravitreal implant) is a corticosteroid implant that slowly releases medication over time. Injected directly into the back of the eye, it dissolves naturally and does not need to be removed. Ozurdex is indicated for the treatment of adult patients with visual impairment due to diabetic macular oedema (DME), adult patients with macular oedema following either Branch Retinal Vein Occlusion (BRVO) or Central Retinal Vein Occlusion (CRVO) and patients with inflammation of the posterior segment of the eye presenting as non-infectious uveitis. Ozurdex[®] is commercially available in the United States and numerous markets around the world.

Lumigan/Ganfort. Lumigan (bimatoprost ophthalmic solution) 0.01% is a once daily, topical prostaglandin analog indicated for the reduction of elevated intraocular pressure (IOP) in patients with open angle glaucoma (OAG) or ocular hypertension (OHT). Ganfort is a once daily topical fixed combination of bimatoprost 0.03% and timolol 0.5% for the reduction of IOP in adult patients with OAG or OHT. Lumigan is sold in the United States and numerous markets around the world, while Ganfort is approved in the European Union and some markets in South America, the Middle East and Asia.

Alphagan/Combigan. Alphagan (brimonidine tartrate ophthalmic solution) is an alpha-adrenergic receptor agonist indicated for the reduction of elevated IOP in patients with open-angle glaucoma or ocular hypertension. Combigan (brimonidine tartrate/timolol maleate ophthalmic solution) is approved for reducing elevated IOP in patients with glaucoma who require additional or adjunctive IOP-lowering therapy. Both Alphagan and Combigan are available for sale in the United States and numerous markets around the world.

Restasis. Restasis is a calcineurin inhibitor immunosuppressant indicated to increase tear production in patients whose tear production is presumed to be suppressed due to ocular inflammation associated with keratoconjunctivitis sicca. Restasis is approved in the United States and a number of other markets in South America, the Middle East and Asia.

Other eye care. Other eye care products include Refresh/Optive, Xen and Durysta.

Other key products. AbbVie's other key products include, among other things, treatments for patients with hepatitis C virus (HCV), metabolic and hormone products that target a number of conditions, including exocrine pancreatic insufficiency and hypothyroidism, as well as endocrinology products for the palliative treatment of advanced prostate cancer, treatment of endometriosis and central precocious puberty and for the preoperative treatment of patients with anemia caused by uterine fibroids. These products are:

Mavyret/Maviret. Mavyret (glecaprevir/pibrentasvir) is approved in the United States and European Union (Maviret) for the treatment of adult and pediatric patients (12 years and older or weighing at least 45 kilograms) with chronic HCV genotype 1-6 infection without cirrhosis and with compensated cirrhosis (Child-Pugh A). It is also indicated for the treatment of adult and pediatric patients (12 years and older or weighing at least 45 kilograms) with HCV genotype 1 infection, who previously have been treated with a regimen containing an HCV NS5A inhibitor or an NS3/4A protease inhibitor, but not both.

Creon. Creon (pancrelipase) is a pancreatic enzyme therapy for exocrine pancreatic insufficiency, a condition that occurs in patients with cystic fibrosis, chronic pancreatitis and several other conditions.

Lupron. Lupron (leuprolide acetate), which is also marketed as Lucrin and Lupron Depot, is a product for the palliative treatment of advanced prostate cancer, treatment of endometriosis and central precocious puberty and for the preoperative treatment of patients with anemia caused by uterine fibroids. Lupron is approved for daily subcutaneous injection and one-month, three-month, four-month and six-month intramuscular injection.

Linzess/Constella. Linzess (linaclotide) is a once-daily guanylate cyclase-C agonist used in adults to treat irritable bowel syndrome with constipation (IBS-C) and chronic idiopathic constipation. The product is marketed as Linzess in the United States and as Constella outside of the United States.

Synthroid. Synthroid (levothyroxine sodium tablets, USP) is used in the treatment of hypothyroidism.

AbbVie has the rights to sell Creon and Synthroid only in the United States.

Marketing, Sales and Distribution Capabilities

AbbVie utilizes a combination of dedicated commercial resources, regional commercial resources and distributorships to market, sell and distribute its products worldwide. AbbVie directs its primary marketing efforts toward securing the prescription, or recommendation, of its brand of products by physicians, external experts and other health care providers. Managed care providers (for example, health maintenance organizations and pharmacy benefit managers), hospitals and state and federal government agencies (for example, State Medicaid programs, the United States Department of

Veterans Affairs and the United States Department of Defense) are also important customers. AbbVie also markets directly to consumers themselves, although in the United States many of the company's products must be sold pursuant to a prescription. Outside of the United States, AbbVie focuses its promotional and market access efforts on external experts, payers, physicians and health systems. AbbVie also provides patient support programs closely related to its products.

AbbVie's products are generally sold worldwide directly to wholesalers, distributors, government agencies, health care facilities, specialty pharmacies and independent retailers from AbbVie-owned distribution centers and public warehouses. Certain products (including aesthetic products and devices) are also sold directly to physicians and other licensed healthcare providers. Although AbbVie's business does not have significant seasonality, AbbVie's product revenues may be affected by end customer and retail buying patterns, fluctuations in wholesaler inventory levels and other factors.

In the United States, AbbVie distributes pharmaceutical products principally through independent wholesale distributors, with some sales directly to retailers, pharmacies, patients or other customers. In 2023, three wholesale distributors (McKesson Corporation, Cardinal Health, Inc. and AmerisourceBergen Corporation) accounted for substantially all of AbbVie's pharmaceutical product sales in the United States. No individual wholesaler accounted for greater than 39% of AbbVie's 2023 gross revenues in the United States. Outside the United States, AbbVie sells products primarily to wholesalers or through distributors, and depending on the market works through largely centralized national payers systems to agree on reimbursement terms.

Certain products are co-marketed or co-promoted with other companies. AbbVie has no single customer that, if the customer were lost, would have a material adverse effect on the company's business. No material portion of AbbVie's business is subject to renegotiation of profits or termination of contracts at the election of the government. Orders are generally filled on a current basis and order backlog is not material to AbbVie's business.

Competition

The markets for AbbVie's products are highly competitive. AbbVie competes with other research-based pharmaceuticals and biotechnology companies that discover, manufacture, market and sell proprietary pharmaceutical products, therapies and biologics. For example, AbbVie's immunology products compete with anti-TNF products, JAK inhibitors and other competitive products intended to treat a number of disease states, and AbbVie's oncology products compete with BTK inhibitors and other competitive products intended to treat certain cancers. In addition, in the past few years, a number of other companies have started to develop, have successfully developed and/or are currently marketing products that are being positioned as competitors to Botox. The search for technological innovations in pharmaceutical products is a significant aspect of competition. The introduction of new products by competitors and changes in medical practices and procedures can result in product obsolescence. Price is also a competitive factor. In addition, the substitution of generic and biosimilar pharmaceutical products for branded pharmaceutical products creates competitive pressures on AbbVie's products that do not have patent protection. New products or treatments brought to market by AbbVie's competitors could cause revenues for AbbVie's products to decrease due to price reductions and sales volume decreases.

Biosimilars. Competition for AbbVie's biologic products is affected by the approval of follow-on biologics, also known as "biosimilars." Biologics have added major therapeutic options for the treatment of many diseases, including some for which therapies were unavailable or inadequate. The cost of developing and producing biologic therapies is typically dramatically higher than for small molecule medications, and many biologic medications are used for ongoing treatment of chronic diseases, such as rheumatoid arthritis or inflammatory bowel disease, or for the treatment of previously untreatable cancer. Significant investments in biologics infrastructure and manufacturing are necessary to produce biologic products.

Humira is facing direct biosimilar competition globally, and AbbVie will continue to face competitive pressure from these biologics and from orally administered products.

In the United States, the FDA regulates biologics under the Federal Food, Drug, and Cosmetic Act (the FFDCA), the Public Health Service Act (PHSA) and the regulations implementing these statutes. The enactment of federal health care reform legislation in March 2010 provided a pathway for approval of biosimilars under the PHSA, but the approval process for, and science behind, biosimilars is complex. Approval by the FDA is dependent upon many factors, including a showing that the biosimilar is "highly similar" to the original product and has no clinically meaningful differences from the original product in terms of safety, purity and potency. The types of data that could ordinarily be required in an application to show similarity may include analytical data, bioequivalence studies and studies to demonstrate chemical similarity, animal studies (including toxicity studies) and clinical studies.

Furthermore, the law provides that only a biosimilar product that is determined to be "interchangeable" will be considered by the FDA as substitutable for the original biologic product without the intervention of the health care provider who prescribed the original biologic product. To prove that a biosimilar product is interchangeable, the applicant must demonstrate that the product can be expected to produce the same clinical results as the original biologic product in any given patient, and if the product is administered more than once in a patient, that safety risks and potential for diminished efficacy of alternating or switching between the use of the interchangeable biosimilar biologic product and the original biologic product is no greater than the risk of using the original biologic product without switching. The law continues to be interpreted and implemented by the FDA. As a result, its full ultimate impact, implementation and meaning remains subject to uncertainty.

Intellectual Property Protection and Regulatory Exclusivity

Generally, upon approval, products may be entitled to certain kinds of exclusivity under applicable intellectual property and regulatory regimes. AbbVie's intellectual property is materially valuable to the company, and AbbVie seeks patent protection, where available, in all significant markets and/or countries for each product in development. In the United States, the expiration date for patents is 20 years after the filing date. Given that patents relating to pharmaceutical products are often obtained early in the development process and given the amount of time needed to complete clinical trials and other development activities required for regulatory approval, the length of time between product launch and patent expiration is significantly less than 20 years. The Drug Price Competition and Patent Term Restoration Act of 1984 (commonly known as the Hatch-Waxman Act) permits a patent holder to seek a patent extension, commonly called a "patent term restoration," for patents on products (or processes for making the product) regulated by the FFDCA. The length of the patent extension is roughly based on 50 percent of the period of time from the filing of an Investigational New Drug Application (NDA) for a compound to the submission of the NDA for such compound, plus 100 percent of the time period from NDA submission to regulatory approval. The extension, however, cannot exceed five years and the patent term remaining after regulatory approval cannot exceed 14 years. Biological products licensed under the PHSA are similarly eligible for terms of patent restoration.

Pharmaceutical products may be entitled to other forms of legal or regulatory exclusivity upon approval. The scope, length and requirements for each of these exclusivities vary both in the United States and in other jurisdictions. In the United States, if the FDA approves a conventional drug product that contains an active ingredient not previously approved, the product is typically entitled to five years of non-patent regulatory exclusivity. Specific conditions of use approved for individual products may also be entitled to three years of exclusivity if approval was based on the FDA's reliance on new clinical studies essential to approval submitted by the NDA applicant. If the NDA applicant studies the product for use by children, the FDA may grant pediatric exclusivity, which extends by 180 days all existing exclusivities (patent and regulatory) related to the product. For products that are either used to treat conditions that afflict a relatively small population or for which there is not a reasonable expectation that the research and development costs will be recovered, the FDA may designate the pharmaceutical as an orphan drug and grant it seven years of exclusivity. Other types of regulatory exclusivity may also be available, such as Generating New Antibiotic Incentives Now (GAIN) exclusivity, which can provide new antibiotic or new antifungal drugs an additional five years of exclusivity to be added to certain exclusivities already provided for by law.

Applicable laws and regulations dictate the scope of any exclusivity to which a product or particular characteristics of a product is entitled upon approval in any particular country. In certain instances,

regulatory exclusivity may offer protection where patent protection is no longer available or for a period of time in excess of patent protection. It is not possible to estimate for each product in development the total period and scope of exclusivity to which it may become entitled until regulatory approval is obtained or sometimes even later. However, given the length of time required to complete clinical development of a pharmaceutical product, the periods of exclusivity that might be achieved in any individual case would not generally be expected to exceed a minimum of three years and a maximum of 14 years. These estimates do not consider other factors, such as the difficulty of recreating the manufacturing process for a particular product or other proprietary knowledge that may delay the introduction of a generic or other follow-on product after the expiration of applicable patent and other regulatory exclusivity periods.

Biologics may be entitled to exclusivity under the Biologics Price Competition and Innovation Act, which was passed on March 23, 2010 as Title VII to the Patient Protection and Affordable Care Act. The law provides a pathway for approval of biosimilars following the expiration of 12 years of regulatory exclusivity for the innovator biologic and a potential additional 180 day-extension term for conducting pediatric studies. Biologics are also eligible for orphan drug exclusivity, as discussed above. The law also includes an extensive process for the innovator biologic and biosimilar manufacturer to litigate patent infringement, validity and enforceability. The European Union has also created a pathway for approval of biosimilars and has published guidelines for approval of certain biosimilar products. The more complex nature of biologics and biosimilar products has led to close regulatory scrutiny over follow-on biosimilar products, which can reduce the effect of biosimilars on sales of the innovator biologic as compared to the sales erosion caused by generic versions of small molecule pharmaceutical products.

AbbVie owns or has licensed rights to a substantial number of patents and patent applications. AbbVie licenses or owns a patent portfolio of thousands of patent families, each of which includes United States patent applications and/or issued patents and may also contain the non-United States counterparts to these patents and applications.

These patents and applications, including various patents that expire during the period 2024 to the mid 2040s, in aggregate are believed to be of material importance in the operation of AbbVie's business. However, AbbVie believes that no single patent, license, trademark (or related group of patents, licenses, or trademarks), are material in relation to the company's business as a whole.

In addition, the following patents, licenses and trademarks are significant: those related to ibrutinib (which is sold under the trademark Imbruvica), those related to risankizumab (which is sold under the trademark Skyrizi) and those related to upadacitinib (which is sold under the trademark Rinvoq). The United States composition of matter patent covering ibrutinib is expected to expire in 2027, with pediatric regulatory exclusivity then extending until May 2028. However, no generic entry for any ibrutinib product is expected prior to March 30, 2032. The United States composition of matter patent covering risankizumab is expected to expire in 2033. And the United States composition of matter patent covering upadacitinib is expected to expire in 2033.

AbbVie may rely, in some circumstances, on trade secrets to protect its technology. AbbVie seeks to protect its technology and product candidates, in part, by confidentiality agreements with its employees, consultants, advisors, contractors and collaborators. These agreements may be breached and AbbVie may not have adequate remedies for any breach. In addition, AbbVie's trade secrets may otherwise become known or be independently discovered by competitors. To the extent that AbbVie's employees, consultants, advisors, contractors and collaborators use intellectual property owned by others in their work for the company, disputes may arise as to the rights in related or resulting know-how and inventions.

Licensing, Acquisitions and Other Arrangements

In addition to its independent efforts to develop and market products, AbbVie enters into arrangements such as acquisitions, option-to-acquire agreements, licensing arrangements, option-to-license arrangements, strategic alliances, co-promotion arrangements, co-development and co-marketing agreements and joint ventures. The acquisitions and option-to-acquire agreements typically include, among other terms and conditions, non-refundable purchase price payments or option fees, option

exercise payments, milestones or earn-outs and other customary terms and obligations. The licensing and other arrangements typically include, among other terms and conditions, non-refundable upfront license fees, option fees and option exercise payments, milestone payments and royalty and/or profit sharing obligations. See Note 5, "Licensing, Acquisitions and Other Arrangements—Other Licensing & Acquisitions Activity," to the Consolidated Financial Statements included under Item 8, "Financial Statements and Supplementary Data."

Third Party Agreements

AbbVie has agreements with third parties for process development, product distribution, analytical services and manufacturing of certain products. AbbVie procures certain products and services from a limited number of suppliers and, in some cases, a single supply source. In addition, AbbVie has agreements with third parties for active pharmaceutical ingredient and product manufacturing, formulation and development services, fill, finish and packaging services, transportation and distribution and logistics services for certain products. AbbVie does not believe that these manufacturing-related agreements are material because AbbVie's business is not substantially dependent on any individual agreement. In most cases, AbbVie maintains alternate supply relationships that it can utilize without undue disruption of its manufacturing processes if a third party fails to perform its contractual obligations. AbbVie seeks to maintain sufficient inventory of product to minimize the impact of any supply disruption.

AbbVie is also party to certain collaborations and other arrangements, as discussed in Note 5, "Licensing, Acquisitions and Other Arrangements—Other Licensing & Acquisitions Activity," to the Consolidated Financial Statements included under Item 8, "Financial Statements and Supplementary Data."

Sources and Availability of Raw Materials

AbbVie purchases, in the ordinary course of business, raw materials and supplies essential to its operations from numerous suppliers around the world. In addition, certain medical devices and components necessary for the manufacture of AbbVie products are provided by unaffiliated third party suppliers. AbbVie has robust business continuity and supplier monitoring programs.

Research and Development Activities

AbbVie makes a significant investment in research and development and has numerous compounds (and complementary devices) in clinical development, including potential treatments for complex, life-threatening diseases. AbbVie's ability to discover and develop new compounds is enhanced by the company's use of integrated discovery and development project teams, which include chemists, biologists, physicians and pharmacologists who work on the same compounds as a team. AbbVie also partners with third parties, such as biotechnology companies, other pharmaceutical companies and academic institutions to identify and prioritize promising new treatments that complement and enhance AbbVie's existing portfolio. AbbVie also supplements its research and development efforts with acquisitions.

The research and development process generally begins with discovery research which focuses on the identification of a molecule that has a desired effect against a given disease. If preclinical testing of an identified compound proves successful, the compound moves into clinical development which generally includes the following phases:

- Phase 1—involves the first human tests in a small number of healthy volunteers or patients to assess safety, tolerability and doses for later phases.

- Phase 2—tests different doses of the drug in a disease state in order to assess efficacy.

- Phase 3—tests a drug that demonstrates favorable results in the earlier phases in a significantly larger patient population to further demonstrate efficacy and safety in order to meet requirements to enable global approval.

Preclinical data and clinical trials from all of the development phases provide the data required to prepare and submit an NDA, a Biological License Application (BLA) or other submission for regulatory

approval to the FDA or similar government agencies outside the United States. The specific requirements (e.g., scope of clinical trials) for obtaining regulatory approval vary across different countries and geographic regions.

The research and development process from discovery through a new drug launch typically takes 8 to 12 years and can be even longer. The research and development of new pharmaceutical products has a significant amount of inherent uncertainty. There is no guarantee when, or if, a molecule will receive the regulatory approval required to launch a new drug or indication.

In addition to the development of new products, delivery devices and new formulations, research and development projects also may include Phase 4 trials, sometimes called post-marketing studies. For such projects, clinical trials are designed and conducted to collect additional data regarding, among other parameters, the benefits and risks of an approved drug.

Regulation—Discovery and Clinical Development

United States. Securing approval to market a new pharmaceutical product in the United States requires substantial effort and financial resources and takes several years to complete. The applicant must complete preclinical tests and submit protocols to the FDA before commencing clinical trials. Clinical trials are intended to establish the safety and efficacy of the pharmaceutical product and typically are conducted in sequential phases, although the phases may overlap or be combined. If the required clinical testing is successful, the results are submitted to the FDA in the form of an NDA or BLA requesting approval to market the product for one or more indications. The FDA reviews an NDA or BLA to determine whether a product is safe and effective for its intended use and whether its manufacturing is compliant with current Good Manufacturing Practices (cGMP).

Compliance with regulatory requirements is assured through periodic, announced or unannounced inspections by the FDA and other regulatory authorities, and these inspections associated with clinical development may include the sponsor, investigator sites, laboratories, hospitals and manufacturing facilities of AbbVie's subcontractors or other third-party manufacturers. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, including rejection of an NDA or BLA.

Even if an NDA or a BLA receives approval, the applicant must comply with post-approval requirements. For example, holders of an approval must report adverse reactions, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional materials and activities. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval, and certain changes to the manufacturing procedures and finished product must be submitted and approved by the FDA prior to implementation. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes extensive procedural and record keeping requirements. In addition, as a condition of approval, the FDA may require post-marketing testing and surveillance to further assess and monitor the product's safety or efficacy after commercialization, which may require additional clinical trials, patient registries, observational data or additional work on chemistry, manufacturing and controls. Any post-approval regulatory obligations, and the cost of complying with such obligations, could expand in the future. Further, the FDA continues to regulate product labeling, and prohibits the promotion of products for unapproved or "off-label" uses along with other labeling restrictions.

Outside the United States. AbbVie is subject to similar regulatory requirements outside the United States for approval and marketing of pharmaceutical products. AbbVie must obtain approval of a clinical trial application or product from applicable supervising regulatory authorities before it can commence clinical trials or marketing of the product in target markets. The approval requirements and process for each country can vary, and the time required to obtain approval may be longer or shorter than that required for FDA approval in the United States. For example, AbbVie may submit marketing authorizations in the European Union under either a centralized or decentralized procedure. The centralized procedure is mandatory for the approval of biotechnology products and many pharmaceutical products and provides for a single marketing authorization that is valid for all European Union member states. Under the centralized procedure, a single marketing authorization application is submitted to the

European Medicines Agency. After the agency evaluates the application, it makes a recommendation to the European Commission, which then makes the final determination on whether to approve the application. The decentralized procedure provides for mutual recognition of individual national approval decisions and is available for products that are not subject to the centralized procedure.

In Japan, applications for approval of a new product are made through the Pharmaceutical and Medical Devices Agency (PMDA). Japan-specific trials and/or bridging studies to demonstrate that the non-Japanese clinical data applies to Japanese patients are usually required. After completing a comprehensive review, the PMDA reports to the Ministry of Health, Labour and Welfare, which then approves or denies the application.

Similarly, applications for a new product in China are submitted to the Center for Drug Evaluation of the National Medical Products Administration for technical review and approval of a product for marketing in China. Clinical data in Chinese subjects are usually required to support approval in China, requiring the inclusion of China in global pivotal studies, or a separate China/Asian clinical trial.

The regulatory process in many emerging markets continues to evolve. Many emerging markets, including those in Asia, generally require regulatory approval to have been obtained in a large developed market (such as the United States or Europe) before the country will begin or complete its regulatory review process. Similar to the requirements in Japan and China, certain countries (notably South Korea, Taiwan, India and Russia) also generally require that clinical studies that include data from patients in those countries be conducted in order to support local regulatory approval.

The requirements governing the conduct of clinical trials and product licensing also vary. In addition, post-approval regulatory obligations such as adverse event reporting and cGMP compliance generally apply and may vary by country. For example, after a marketing authorization has been granted in the European Union, periodic safety reports must be submitted and other pharmacovigilance measures may be required (such as Risk Management Plans).

Regulation—Commercialization, Distribution and Manufacturing

The manufacturing, marketing, sale, promotion and distribution of AbbVie's products are subject to comprehensive government regulation. Government regulation by various national, regional, federal, state and local agencies, both in the United States and other countries, addresses (among other matters) inspection of, and controls over, research and laboratory procedures, clinical investigations, product approvals and manufacturing, labeling, packaging, marketing and promotion, pricing and reimbursement, sampling, distribution, quality control, post-marketing surveillance, record keeping, storage and disposal practices. AbbVie's operations are also affected by trade regulations in many countries that limit the import of raw materials and finished products and by laws and regulations that seek to prevent corruption and bribery in the marketplace (including the United States Foreign Corrupt Practices Act and the United Kingdom Bribery Act, which provide guidance on corporate interactions with government officials) and require safeguards for the protection of personal data. In addition, AbbVie is subject to laws and regulations pertaining to health care fraud and abuse, including state and federal anti-kickback and false claims laws in the United States. Prescription drug manufacturers such as AbbVie are also subject to taxes, as well as application, product, user and other fees.

Compliance with these laws and regulations is costly and materially affects AbbVie's business. Among other effects, health care regulations substantially increase the time, difficulty and costs incurred in obtaining and maintaining approval to market newly developed and existing products. AbbVie expects compliance with these regulations to continue to require significant technical expertise and capital investment to ensure compliance. Failure to comply can delay the release of a new product or result in regulatory and enforcement actions, the seizure or recall of a product, the suspension or revocation of the authority necessary for a product's production and sale and other civil or criminal sanctions, including fines and penalties.

In addition to regulatory initiatives, AbbVie's business can be affected by ongoing studies of the utilization, safety, efficacy and outcomes of health care products and their components that are regularly conducted by industry participants, government agencies and others. These studies can lead to updates to the data regarding utilization, safety and efficacy of previously marketed products. In some

cases, these studies have resulted, and may in the future result, in the discontinuance of, or limitations on, marketing of such products domestically or worldwide, and may give rise to claims for damages from persons who believe they have been injured as a result of their use.

Access to human health care products continues to be a subject of oversight, investigation and action by governmental agencies, legislative bodies and private organizations in the United States and other countries. A major focus is cost containment. Efforts to reduce health care costs are also being made in the private sector, notably by health care payers and providers, which have instituted various cost reduction and containment measures. AbbVie expects insurers and providers to continue attempts to reduce the cost of health care products. Outside the United States, many countries control the price of health care products directly or indirectly, through reimbursement, payment, pricing, coverage limitations, or compulsory licensing. Political and budgetary pressures in the United States and in other countries may also heighten the scope and severity of pricing pressures on AbbVie's products for the foreseeable future.

United States.   Specifically, U.S. federal laws require pharmaceutical manufacturers to pay certain statutorily-prescribed rebates to state Medicaid programs on prescription drugs reimbursed under state Medicaid plans, and the efforts by states to seek additional rebates may affect AbbVie's business. Similarly, the Veterans Health Care Act of 1992, as a prerequisite to participation in Medicaid and other federal health care programs, requires that manufacturers extend additional discounts on pharmaceutical products to various federal agencies, including the United States Department of Veterans Affairs, Department of Defense and Public Health Service entities and institutions. In addition, recent legislative changes would require similarly discounted prices to be offered to TRICARE program beneficiaries. The Veterans Health Care Act of 1992 also established the 340B drug discount program, which requires pharmaceutical manufacturers to provide products at reduced prices to various designated health care entities and facilities.

In the United States, most states also have generic substitution legislation requiring or permitting a dispensing pharmacist to substitute a different manufacturer's generic version of a pharmaceutical product for the one prescribed. In addition, the federal government follows a diagnosis-related group (DRG) payment system for certain institutional services provided under Medicare or Medicaid and has implemented a prospective payment system (PPS) for services delivered in hospital outpatient, nursing home and home health settings. DRG and PPS entitle a health care facility to a fixed reimbursement based on the diagnosis and/or procedure rather than actual costs incurred in patient treatment, thereby increasing the incentive for the facility to limit or control expenditures for many health care products. Medicare reimburses Part B drugs based on average sales price plus a certain percentage to account for physician administration costs, which have been reduced in the hospital outpatient setting. Medicare enters into contracts with private plans to negotiate prices for most patient-administered medicine delivered under Part D.

Under the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act (together, the Affordable Care Act), AbbVie pays a fee related to its pharmaceuticals sales to government programs. In addition, AbbVie provides a discount of 70% for branded prescription drugs sold to patients who fall into the Medicare Part D coverage gap, or "donut hole."

The Affordable Care Act also includes provisions known as the Physician Payments Sunshine Act, which require manufacturers of drugs and biologics covered under Medicare and Medicaid to record any transfers of value to physicians and teaching hospitals and to report this data to the Centers for Medicare and Medicaid Services for subsequent public disclosure. Similar reporting requirements have also been enacted on the state level in the United States, and an increasing number of countries worldwide either have adopted or are considering similar laws requiring disclosure of interactions with health care professionals. Failure to report appropriate data may result in civil or criminal fines and/or penalties.

The Inflation Reduction Act of 2022 (the IRA) requires: (i) the government to set prices for select high expenditure Medicare Part D drugs (prices effective beginning in 2026) and Part B drugs (prices effective beginning in 2028) that are more than nine years (for small-molecule drugs) or 13 years (for biological products) from their FDA approval, (ii) manufacturers to pay a rebate for Medicare Part B and

Part D drugs when prices for those drugs increase faster than inflation beginning in 2022 for Part D and 2023 for Part B, and (iii) a Medicare Part D redesign replacing the current coverage gap provisions and establishing a $2,000 cap for out-of-pocket costs for Medicare beneficiaries beginning in 2025, with manufacturers being responsible for 10% of costs up to the $2,000 cap and 20% after that cap is reached. In August 2023, the U.S. Department of Health and Human Services, through the Centers for Medicare & Medicaid Services (the CMS), selected Imbruvica as one of the first 10 medicines subject to government-set prices beginning in 2026. The price-setting process will conclude by August 1, 2024, and on September 1, 2024, the CMS will publish prices that will be applicable to the 10 drugs in the Medicare program beginning January 1, 2026. It is possible that more of our products, including products that generate substantial revenues, could be selected in future years, which could, among other things, accelerate revenue erosion prior to expiration of intellectual property protections. The effect of reducing prices and reimbursement would significantly impact revenues for certain of our products.

European Union.   The European Union has adopted directives and other legislation governing labeling, advertising, distribution, supply, pharmacovigilance and marketing of pharmaceutical products. Such legislation provides mandatory standards throughout the European Union and permits member states to supplement these standards with additional regulations. European governments also regulate pharmaceutical product prices through their control of national health care systems that fund a large part of the cost of such products to consumers. As a result, patients are unlikely to use a pharmaceutical product that is not reimbursed by the government. In many European countries, the government either regulates the pricing of a new product at launch or subsequent launch through direct price controls or reference pricing. In recent years, many countries have also imposed new or additional cost containment measures on pharmaceutical products. Differences between national pricing regimes create price differentials within the European Union that can lead to significant parallel trade in pharmaceutical products.

Most governments also promote generic substitution by mandating or permitting a pharmacist to substitute a different manufacturer's generic version of a pharmaceutical product for the one prescribed and by permitting or mandating that health care professionals prescribe generic versions in certain circumstances. Many governments are also following a similar path for biosimilar therapies. In addition, governments use reimbursement lists to limit the pharmaceutical products that are eligible for reimbursement by national health care systems.

Japan.   In Japan, the National Health Insurance system maintains a Drug Price List specifying which pharmaceutical products are eligible for reimbursement, and the Ministry of Health, Labour and Welfare sets the prices of the products on this list. The government generally introduces price cut rounds every other year and also mandates price decreases for specific products. New products judged innovative or useful, that are indicated for pediatric use, or that target orphan or small population diseases, however, may be eligible for a pricing premium. The government has also promoted the use of generics, where available.

Emerging Markets.   Many emerging markets take steps to reduce pharmaceutical product prices, in some cases through direct price controls and in others through the promotion of generic/biosimilar alternatives to branded pharmaceuticals.

Since AbbVie markets its products worldwide, certain products of a local nature and variations of product lines must also meet other local regulatory requirements. Certain additional risks are inherent in conducting business outside the United States, including price and currency exchange controls, changes in currency exchange rates, limitations on participation in local enterprises, expropriation, nationalization and other governmental action.

Regulation—Medical Devices

Medical devices are subject to regulation by the FDA, state agencies and foreign government health authorities. FDA regulations, as well as various U.S. federal and state laws, govern the development, clinical testing, manufacturing, labeling, record keeping and marketing of medical device products agencies in the United States. AbbVie's medical device product candidates, including AbbVie's breast implants, must undergo rigorous clinical testing and an extensive government regulatory

clearance or approval process prior to sale in the United States and other countries. The lengthy process of clinical development and submissions for clearance or approval, and the continuing need for compliance with applicable laws and regulations, require the expenditure of substantial resources. Regulatory clearance or approval, when and if obtained, may be limited in scope, and may significantly limit the indicated uses for which a product may be marketed. Cleared or approved products and their manufacturers are subject to ongoing review, and discovery of previously unknown problems with products may result in restrictions on their manufacture, sale and/or use or require their withdrawal from the market.

United States. AbbVie's medical device products are subject to extensive regulation by the FDA in the United States. Unless an exemption applies, each medical device AbbVie markets in the United States must have a 510(k) clearance or a Premarket Approval Application (PMA) in accordance with the FFDCA and its implementing regulations. The FDA classifies medical devices into one of three classes, depending on the degree of risk associated with each medical device and the extent of controls that are needed to ensure safety and effectiveness. Devices deemed to pose a lower risk are placed in either Class I or Class II, and devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or a device deemed to be not substantially equivalent to a previously cleared 510(k) device, are placed in Class III. In general, a Class III device cannot be marketed in the United States unless the FDA approves the device after submission of a PMA, and any changes to the device subsequent to initial FDA approval must also be reviewed and approved by the FDA. The majority of AbbVie's medical device products, including AbbVie's breast implants, are regulated as Class III medical devices. A Class III device may have significant additional obligations imposed in its conditions of approval, and the time in which it takes to obtain approval can be long. Compliance with regulatory requirements is assured through periodic, unannounced facility inspections by the FDA and other regulatory authorities, and these inspections may include the manufacturing facilities of AbbVie's subcontractors or other third-party manufacturers. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions: warning letters or untitled letters; fines, injunctions and civil penalties; recall or seizure of AbbVie' products; operating restrictions, partial suspension or total shutdown of production; refusing AbbVie' request for 510(k) clearance or PMA approval of new products; withdrawing 510(k) clearance or PMA approvals that are already granted; and criminal prosecution.

A clinical trial is almost always required to support a PMA application and is sometimes required for a 510(k) premarket notification. Clinical trials generally require submission of an application for an investigational device exemption (IDE), which must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. A study sponsor must obtain approval for its IDE from the FDA, and it must also obtain approval of its study from the Institutional Review Board overseeing the trial. The results of clinical testing may not be sufficient to obtain approval of the investigational device.

Once a device is approved, the manufacture and distribution of the device remains subject to continuing regulation by the FDA, including Quality System Regulation requirements, which involve design, testing, control, documentation and other quality assurance procedures during the manufacturing process. Medical device manufacturers and their subcontractors are required to register their establishments and list their manufactured devices with the FDA and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with regulatory requirements. Manufacturers must also report to the FDA if their devices may have caused or contributed to a death or serious injury or malfunctioned in a way that could likely cause or contribute to a death or serious injury, or if the manufacturer conducts a field correction or product recall or removal to reduce a risk to health posed by a device or to remedy a violation of the FFDCA that may present a health risk. Further, the FDA continues to regulate device labeling, and prohibits the promotion of products for unapproved or "off-label" uses along with other labeling restrictions.

European Union. Medical device products that are marketed in the European Union must comply with the requirements of the Medical Device Regulation (the MDR), which came into effect in May 2021. The MDR provides for regulatory oversight with respect to the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices to ensure that medical devices marketed in the European Union are safe and effective for their intended uses. Medical devices that comply with

the MDR are entitled to bear a Conformité Européenne marking evidencing such compliance and may be marketed in the European Union. Failure to comply with these domestic and international regulatory requirements could affect AbbVie's ability to market and sell AbbVie's products in these countries.

Environmental Matters

AbbVie believes that its operations comply in all material respects with applicable laws and regulations concerning environmental protection. Regulations under federal and state environmental laws impose stringent limitations on emissions and discharges to the environment from various manufacturing operations. AbbVie's capital expenditures for pollution control in 2023 were approximately $16 million and operating expenditures were approximately $43 million. In 2024, capital expenditures for pollution control are estimated to be approximately $22 million and operating expenditures are estimated to be approximately $45 million.

Abbott was identified as one of many potentially responsible parties in investigations and/or remediations at several locations in the United States, including Puerto Rico, under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. Some of these locations were transferred to AbbVie in connection with the separation and distribution, and AbbVie has become a party to these investigations and remediations. Abbott was also engaged in remediation at several other sites, some of which have been transferred to AbbVie in connection with the separation and distribution, in cooperation with the Environmental Protection Agency or similar agencies. While it is not feasible to predict with certainty the final costs related to those investigations and remediation activities, AbbVie believes that such costs, together with other expenditures to maintain compliance with applicable laws and regulations concerning environmental protection, should not have a material adverse effect on the company's financial position, cash flows, or results of operations.

Employees

AbbVie employed approximately 50,000 employees in over 70 countries as of January 31, 2024. Outside the United States, some of AbbVie's employees are represented by unions or works councils. AbbVie believes that it has good relations with its employees.

Human Capital Management

Attracting, retaining and providing meaningful growth and development opportunities to AbbVie's employees is critical to the company's success in making a remarkable impact on people's lives around the world. AbbVie leverages numerous resources to identify and enhance strategic and leadership capability, foster employee engagement and create a culture where talent is productive and engaged. AbbVie invests in its employees through competitive compensation, benefits and employee support programs and offers best-in-class development and leadership opportunities. AbbVie has developed a deep talent base through ongoing investment in functional and leadership training and by sourcing world-class external talent, ensuring a sustainable talent pipeline. AbbVie continuously cultivates and enhances its working culture and embraces equality, diversity and inclusion as fundamental to the company's mission.

Attracting and Developing Talent. Attracting and developing high-performing talent is essential to AbbVie's continued success. AbbVie implements detailed talent attraction strategies, with an emphasis on STEM skill sets, a diverse talent base and other critical skillsets, including drug discovery, clinical development, market access and business development. AbbVie also invests in competitive compensation and benefits programs. In addition to offering a comprehensive suite of benefits ranging from medical and dental coverage to retirement, disability and life insurance programs, AbbVie also provides health promotion programs, mental health awareness campaigns and employee assistance programs in several countries, financial wellness support, on-site health screenings and immunizations in several countries and on-site fitness and rehabilitation centers. AbbVie has on-site health care clinics at certain locations, offering convenient and affordable access to quality healthcare, flu shots and vaccines. In addition, the AbbVie Employee Assistance Fund (a part of the AbbVie Foundation) supports two programs for global employees: the AbbVie Possibilities Scholarship for children of employees, which is an annual merit-based scholarship for use at accredited colleges, universities or vocational-technical

schools; and the Employee Relief Program, which is financial assistance to support short term needs of employees when faced with large-scale disasters (e.g. a hurricane), individual disasters (e.g. a home fire) or financial hardship (e.g. the death of a spouse). Finally, AbbVie empowers managers and their teams with tools, tips and guidelines on effectively managing workloads, managing teams from a distance and supporting flexible work practices, including "Where We Work", AbbVie's hybrid work model, offering eligible employees predictable flexibility.

New AbbVie employees are given a tailored onboarding experience for faster integration and to support performance. One of AbbVie's mentorship programs allows employees to self-nominate as mentors or mentees and facilitates meaningful relationships supporting employees' career and development goals.

AbbVie also provides structured, broad-based development opportunities, focusing on high-performance skills and leadership training. AbbVie's talent philosophy holds leaders accountable for building a high-performing organization, and the company provides development opportunities for all levels of leadership. AbbVie's Learn, Develop, Perform program offers year-long, self-directed leadership education, supplemented with tools and resources, and leverages leaders as role models and teachers. In addition, a foundational success factor to AbbVie's leadership pipeline is the company's Professional Development Programs, which attract graduates, postgraduates and post-doctoral talent to participate in formal development programs lasting up to three years, with the objective of strengthening functional and leadership capabilities.

Culture. AbbVie's shared principles of transforming lives, acting with integrity, driving innovation, embracing diversity and inclusion and serving the community form the core of the company's culture. AbbVie articulates the behaviors associated with these values in the Ways We Work, a core set of working behaviors that emphasize how the company achieves results is equally as important as achieving them. The Ways We Work are designed to ensure that every AbbVie employee is aware of the company's cultural expectations. AbbVie integrates the Ways We Work into all talent processes, forming the basis for assessing performance, prioritizing development and ultimately rewarding employees. AbbVie believes its culture creates strong engagement, which is measured regularly through a confidential, third-party all-employee survey, and this engagement supports AbbVie's mission of making a remarkable impact on people's lives.

Equity, Equality, Diversity & Inclusion (EED&I). A cornerstone of AbbVie's human capital management approach is to prioritize fostering an inclusive and diverse workforce. AbbVie's Equity, Equality, Diversity & Inclusion roadmap defines key global focus areas, objectives and associated initiatives, and includes implementation plans organized by business function and geography. AbbVie's senior leaders have adopted formal goals aligned with executing this strategy. Through December 2023, women represented 52 percent of management positions globally and in the United States, 37 percent of AbbVie's workforce was comprised of members of historically underrepresented populations, consistent with 2022. Further, AbbVie is committed to pay equity and conducts pay equity analyses annually. A critical component of AbbVie's strategy is to instill an inclusive mindset in all AbbVie leaders and employees, so the company continues to realize the full value of its workforce from recruitment through retirement. AbbVie's Employee Resource Groups also help the company nurture an inclusive culture by building community and creating connections. Additional information about AbbVie's Equity, Equality, Diversity and Inclusion efforts can be found on the company's website at: https://www.abbvie.com/who-we-are/equity-equality-inclusion-diversity.html.

Internet Information

Copies of AbbVie's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through AbbVie's investor relations website (*investors.abbvie.com*) as soon as reasonably practicable after AbbVie electronically files the material with, or furnishes it to, the Securities and Exchange Commission (SEC).

AbbVie's corporate governance guidelines, outline of directorship qualifications, code of business conduct and the charters of AbbVie's audit committee, compensation committee, nominations and governance committee and public policy committee are all available on AbbVie's investor relations website (*investors.abbvie.com*).

ITEM 1A. RISK FACTORS

You should carefully consider the following risks and other information in this Form 10-K in evaluating AbbVie and AbbVie's common stock. Any of the following risks could materially and adversely affect AbbVie's results of operations, financial condition or cash flows. The risk factors generally have been separated into two groups: risks related to AbbVie's business and risks related to AbbVie's common stock. Based on the information currently known to it, AbbVie believes that the following information identifies the most significant risk factors affecting it in each of these categories of risks. However, the risks and uncertainties AbbVie faces are not limited to those set forth in the risk factors described below and may not be in order of importance or probability of occurrence. Additional risks and uncertainties not presently known to AbbVie or that AbbVie currently believes to be immaterial may also adversely affect its business. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

If any of the following risks and uncertainties develops into actual events, these events could have a material adverse effect on AbbVie's business, results of operations, financial condition or cash flows. In such case, the trading price of AbbVie's common stock could decline.

Risks Related to AbbVie's Business

The expiration or loss of patent protection and licenses, including the loss of exclusivity for Humira and increased competition from biosimilars, may adversely affect AbbVie's revenues and operating earnings.

AbbVie relies on patent, trademark and other intellectual property protection in the discovery, development, manufacturing and sale of its products. In particular, patent protection is, in the aggregate, important in AbbVie's marketing of pharmaceutical products in the United States and most major markets outside of the United States. Patents covering AbbVie products normally provide market exclusivity, which is important for the profitability of many of AbbVie's products.

As patents for certain of its products expire, AbbVie could face competition from lower priced generic or biosimilar products. The expiration or loss of patent protection for a product typically is followed promptly by substitutes that may significantly reduce sales for that product in a short amount of time. If AbbVie's competitive position is compromised because of generics, biosimilars or otherwise, it could have a material adverse effect on AbbVie's business and results of operations. In addition, proposals emerge from time to time for legislation to further encourage the early and rapid approval of generic drugs or biosimilars. Any such proposals that are enacted into law could increase the impact of generic competition.

Large pharmaceutical companies and generics manufacturers of pharmaceutical products continue to expand into the biotechnology field and form partnerships to pursue biosimilars. Companies have developed and are developing biosimilars that compete with AbbVie's biologic products, including Humira. As competitors obtain marketing approval for biosimilars referencing AbbVie's biologic products, AbbVie's products may become subject to competition from such biosimilars, with the attendant competitive pressure and consequences. Expiration of or successful challenges to AbbVie's applicable patent rights could also trigger competition from other products, assuming any relevant exclusivity period has expired. As a result, AbbVie could face increased litigation and administrative proceedings with respect to the validity and/or scope of patents relating to its biologic products.

For example, Humira accounted for approximately 27% of AbbVie's total net revenues in 2023. Humira is facing competition from biosimilar products in the United States following the loss of exclusivity in 2023, which AbbVie anticipates will continue to cause a significant decline in Humira's revenue and could adversely affect AbbVie's revenues and operating earnings.

AbbVie's principal patents and trademarks are described in greater detail in Item 1, "Business—Intellectual Property Protection and Regulatory Exclusivity" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations," and litigation regarding these patents is described in Item 3, "Legal Proceedings."

***AbbVie's major products could lose patent protection earlier than expected, which could
adversely affect AbbVie's revenues and operating earnings.***

A significant portion of AbbVie's revenue and operating earnings are derived from several major
products. Third parties or government authorities may challenge or seek to invalidate or circumvent
AbbVie's patents and patent applications. For example, manufacturers of generic pharmaceutical
products file, and may continue to file, Abbreviated New Drug Applications with the FDA seeking to
market generic forms of AbbVie's products prior to the expiration of relevant patents owned or licensed
by AbbVie by asserting that the patents are invalid, unenforceable and/or not infringed. In addition,
petitioners have filed, and may continue to file, challenges to the validity of AbbVie's patents under the
2011 Leahy-Smith America Invents Act, which created *inter partes* review and post grant review
procedures for challenging patent validity in administrative proceedings at the United States Patent and
Trademark Office.

Although most of the challenges to AbbVie's intellectual property have come from other businesses,
governments may also challenge intellectual property rights. For example, court decisions and potential
legislation relating to patents, such as legislation regarding biosimilars, and other regulatory initiatives
may result in further erosion of intellectual property protection. In addition, certain governments outside
the United States have indicated that compulsory licenses to patents may be sought to further their
domestic policies or on the basis of national emergencies, such as HIV/AIDS. If triggered, compulsory
licenses may diminish or eliminate sales and profits from those jurisdictions and negatively affect
AbbVie's results of operations.

AbbVie normally responds to challenges by vigorously defending its patents, including by filing
patent infringement lawsuits. Patent litigation, administrative proceedings and other challenges to
AbbVie's patents are costly and unpredictable and may deprive AbbVie of market exclusivity for a
patented product. To the extent AbbVie's intellectual property is successfully challenged, circumvented
or weakened, or to the extent such intellectual property does not allow AbbVie to compete effectively,
AbbVie's business will suffer. To the extent that countries do not enforce AbbVie's intellectual property
rights or require compulsory licensing of AbbVie's intellectual property, AbbVie's revenues and operating
earnings will be reduced.

***A third party's intellectual property may prevent AbbVie from selling its products or have a
material adverse effect on AbbVie's profitability and financial condition.***

Third parties may claim that an AbbVie product infringes upon their intellectual property. In
addition, in its pursuit of valid business opportunities, AbbVie may be required to challenge intellectual
property rights held by others that it believes were improperly granted. Resolving an intellectual
property infringement or other claim can be costly and time consuming and may require AbbVie to
enter into license agreements. AbbVie cannot guarantee that it would be able to obtain license
agreements on commercially reasonable terms. A successful claim of patent or other intellectual
property infringement could subject AbbVie to significant damages or an injunction preventing the
manufacture, sale, or use of the affected AbbVie product or products. Any of these events could have a
material adverse effect on AbbVie's profitability and financial condition.

***AbbVie's research and development efforts may not succeed in developing and marketing
commercially successful products and technologies, which may cause its revenues and
profitability to decline.***

To remain competitive, AbbVie must continue to launch new products and new indications and/or
brand extensions for existing products. Such launches must generate revenue sufficient both to cover
its substantial research and development costs and to replace revenues of profitable products that are
lost to or displaced by competing products or therapies. Failure to do so would have a material adverse
effect on AbbVie's revenue and profitability. Accordingly, AbbVie commits substantial effort, funds and
other resources to research and development and must make ongoing substantial expenditures
without any assurance that its efforts will be commercially successful. A high rate of failure in the
biopharmaceutical industry is inherent in the research and development of new products, and failure
can occur at any point in the research and development process, including after significant funds have

been invested. Products that appear promising in development may fail to reach the market for numerous reasons, including failure to demonstrate effectiveness, safety concerns, superior safety or efficacy of competing therapies, failure to achieve positive clinical or pre-clinical outcomes beyond the current standards of care, inability to obtain necessary regulatory approvals or delays in the approval of new products and new indications, limited scope of approved uses, excessive costs to manufacture or the failure to obtain or maintain intellectual property rights, or infringement of the intellectual property rights of others.

Decisions about research studies made early in the development process of a pharmaceutical product candidate can affect the marketing strategy once such candidate receives approval. More detailed studies may demonstrate additional benefits that can help in the marketing, but they also consume time and resources and may delay submitting the pharmaceutical product candidate for regulatory approval. AbbVie cannot guarantee that a proper balance of speed and testing will be made with respect to each pharmaceutical product candidate or that decisions in this area would not adversely affect AbbVie's results of operations.

Even if AbbVie successfully develops and markets new products or enhancements to its existing products, they may be quickly rendered obsolete by changing clinical preferences, changing industry standards, or competitors' innovations. AbbVie's innovations may not be accepted quickly in the marketplace because of existing clinical practices or uncertainty over third-party reimbursement. AbbVie cannot state with certainty when or whether any of its products under development will be launched, whether it will be able to develop, license, or otherwise acquire compounds or products, or whether any products will be commercially successful. Failure to launch successful new products or new indications for existing products may cause AbbVie's products to become obsolete, causing AbbVie's revenues and operating results to suffer.

AbbVie is subject to cost-containment efforts and pricing pressures that could cause a reduction in revenues and operating earnings, and changes in the terms of rebate and chargeback programs, which are common in the pharmaceuticals industry, could have a material adverse effect on AbbVie's operations.

Cost-containment efforts by governments and private organizations are described in greater detail in Item 1, "Business—Regulation—Commercialization, Distribution and Manufacturing." To the extent these cost containment efforts are not offset by greater demand, increased patient access to health care, or other factors, AbbVie's revenues and operating earnings will be reduced. In the United States, the European Union and other countries, AbbVie's business has experienced downward pressure on product pricing, and this pressure could increase in the future.

AbbVie is subject to increasing public and legislative pressure with respect to pharmaceutical pricing. In the United States, practices of managed care groups, and institutional and governmental purchasers, as well as federal laws and regulations related to Medicare and Medicaid, contribute to pricing pressures. In particular, the IRA will have the effect of reducing prices and reimbursements for certain of our products, which could significantly impact AbbVie's results of operations. Under the IRA, the U.S Department of Health and Human Services can effectively set prices for certain single-source drugs and biologics reimbursed under Medicare Part B and Part D. Generally, these government prices can apply as soon as nine years (for small-molecule drugs) or 13 years (for biological products) from their FDA approval and will be capped at a statutory ceiling price that is likely to represent a significant discount from average prices to wholesalers and direct purchasers. In August 2023, the U.S. Department of Health and Human Services, through the CMS, selected Imbruvica as one of the first 10 medicines subject to government-set prices beginning in 2026. The price-setting process will conclude by August 1, 2024, and on September 1, 2024, the CMS will publish prices that will be applicable to the 10 drugs in the Medicare program beginning January 1, 2026. It is possible that more of our products, including products that generate substantial revenues, could be selected in future years, which could, among other things, accelerate revenue erosion prior to expiration of intellectual property protections. In addition, beginning in January 2025, under the IRA, the 70% coverage gap discount program will be replaced by a 10% manufacturer discount for all Medicare Part D beneficiaries that have met their deductible and incurred out of pocket drug costs below a $2,000 threshold and a 20% discount for beneficiaries that have incurred out of pocket drug costs above the $2,000 threshold under the new

Part D benefit redesign. Manufacturers that fail to comply with the IRA may be subject to various penalties, including civil monetary penalties, which could be significant. The IRA has and will continue to meaningfully impact AbbVie's business strategies and those of others in the pharmaceutical industry. The full impact of the IRA on AbbVie's business and the pharmaceutical industry, including the implications to us of our or a competitor's product being selected for price setting, remains uncertain.

AbbVie continues to evaluate the impact that the IRA may have on the company. The potential for continuing changes to the health care system in the United States and the increased purchasing power of entities that negotiate on behalf of Medicare, Medicaid and private sector beneficiaries may result in additional pricing pressures. Additionally, changes to U.S. tax laws now require (i) a 15% alternative minimum tax generally applied to U.S. corporations on adjusted financial statement income beginning in 2023 and (ii) a non-deductible 1% excise tax provision on net stock repurchases.

In major markets worldwide, governments play a significant role in funding health care services and determining the pricing and reimbursement of pharmaceutical products. Consequently, in those markets, AbbVie is subject to government decision-making and budgetary actions with respect to its products. In particular, many European countries have ongoing government-mandated price reductions for many pharmaceutical products, and AbbVie anticipates continuing pricing pressures in Europe. Differences between countries' pricing regulations could lead to third-party cross-border trading in AbbVie's products that results in a reduction in revenues and operating earnings.

Rebates related to government programs, such as fee-for-service Medicaid or Medicaid managed care programs, arise from laws and regulations. AbbVie cannot predict with certainty if additional government initiatives to contain health care costs or other factors could lead to new or modified regulatory requirements that include higher or incremental rebates or discounts. Other rebate and discount programs arise from contractual agreements with private payers. Various factors, including market factors and the ability of private payers to control patient access to products, may provide payers the leverage to negotiate higher or additional rebates or discounts that could have a material adverse effect on AbbVie's operations.

A portion of AbbVie's near-term pharmaceutical pipeline relies on collaborations with third parties, which may adversely affect the development and sale of its products.

AbbVie depends on alliances and joint ventures with pharmaceutical and biotechnology companies for a portion of the products in its near-term pharmaceutical pipeline. Failures by these parties to meet their contractual, regulatory, or other obligations to AbbVie, or any disruption in the relationships between AbbVie and these third parties, could have an adverse effect on AbbVie's pharmaceutical pipeline and business. In addition, AbbVie's collaborative relationships for research and development extend for many years and may give rise to disputes regarding the relative rights, obligations and revenues of AbbVie and its collaboration partners, including the ownership of intellectual property and associated rights and obligations. This could result in the loss of intellectual property rights or protection, delay the development and sale of potential pharmaceutical products, affect the effective sale and delivery of AbbVie's commercialized products and lead to lengthy and expensive litigation, administrative proceedings or arbitration.

Biologics carry unique risks and uncertainties, which could have a negative impact on AbbVie's business and results of operations.

The successful discovery, development, manufacturing and sale of biologics is a long, expensive and uncertain process. There are unique risks and uncertainties with biologics. For example, access to and supply of necessary biological materials, such as cell lines, may be limited and current governmental regulations restrict access to and regulate the transport and use of such materials. In addition, the development, manufacturing and sale of biologics is subject to regulations that are often more complex and extensive than the regulations applicable to other pharmaceutical products. As a result, manufacturing biologics, especially in large quantities, is often complex and may require the use of innovative technologies. Such manufacturing also requires facilities specifically designed and validated for this purpose and sophisticated quality assurance and quality control procedures. Biologics are also frequently costly to manufacture because production inputs are derived from living animal or

plant material, and some biologics cannot be made synthetically. Failure to successfully discover, develop, manufacture and sell biologics—including Humira, Skyrizi and Botox—could have a negative impact on AbbVie's business and results of operations.

New products and technological advances by AbbVie's competitors may negatively affect AbbVie's results of operations.

AbbVie competes with other research-based pharmaceutical and biotechnology companies that research, develop, manufacture, market and sell proprietary pharmaceutical products and biologics. For example, Humira competes with anti-TNF products and other competitive products intended to treat a number of disease states and Mavyret/Maviret competes with other available hepatitis C treatment options. In addition, in the past few years, a number of other companies have started to develop, have successfully developed and/or are currently marketing products that are being positioned as competitors to Botox. All of these competitors may introduce new products or develop technological advances that compete with AbbVie's products in therapeutic areas such as immunology, oncology, aesthetics, neuroscience and eye care. In addition, as AbbVie products lose exclusivity, competition surrounding such products will increase and generic and biosimilar products will increasingly penetrate the markets. AbbVie cannot predict with certainty the timing or impact of the introduction by competitors of new products or technological advances. Such competing products may be safer, more effective, more effectively marketed or sold, have lower prices or better insurance coverage or reimbursement levels, or have superior performance features than AbbVie's products, and this may negatively impact AbbVie's business and results of operations.

The manufacture of many of AbbVie's products is a highly exacting and complex process, and if AbbVie or one of its suppliers encounters problems manufacturing AbbVie's products, AbbVie's business could suffer.

The manufacture of many of AbbVie's products is a highly exacting and complex process, due in part to strict regulatory requirements. Problems may arise during manufacturing for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, problems with raw materials, delays related to the construction of new facilities or the expansion of existing facilities, including those intended to support future demand for AbbVie's products, changes in manufacturing production sites and limits to manufacturing capacity due to regulatory requirements, changes in the types of products produced, physical limitations that could inhibit continuous supply, man-made or natural disasters and environmental factors. If problems arise during the production of a batch of product, such batch of product may have to be discarded and AbbVie may experience product shortages or incur added expenses. This could, among other things, lead to increased costs, lost revenue, damage to customer relations, time and expense spent investigating the cause and, depending on the cause, similar losses with respect to other batches or products. If problems are not discovered before the product is released to the market, recall and product liability costs may also be incurred.

AbbVie uses raw materials and components in its pharmaceutical and biologic manufacturing processes, including those sourced from single suppliers, and an interruption in the supply of those raw materials and components could adversely affect AbbVie's business and results of operations.

AbbVie uses raw materials and components in its pharmaceutical and biologic manufacturing processes that may be sourced from single suppliers. The failure of AbbVie's suppliers, and particularly its single-source suppliers, to fulfill their contractual obligations in a timely manner or as a result of regulatory noncompliance or physical disruption at a manufacturing site may impair AbbVie's ability to deliver its products to customers on a timely and competitive basis, which could adversely affect AbbVie's business and results of operations. Increases in demand on any of AbbVie's suppliers could result in delays and disruptions in the manufacturing, distribution and sale of its products and/or product shortages, leading to lost revenue. Finding an alternative supplier could take a significant amount of time and involve significant expense due to the nature of the products and the need to obtain regulatory approvals. AbbVie cannot guarantee that it will be able to reach agreement with alternative providers or that regulatory authorities would approve AbbVie's use of such alternatives. Business interruption insurance may not provide adequate compensation in the case of a failure by a supplier.

Certain aspects of AbbVie's operations are highly dependent upon third party service providers.

AbbVie relies on suppliers, vendors and other third party service providers to research, develop, manufacture, commercialize, promote and sell its products. Reliance on third party manufacturers reduces AbbVie's oversight and control of the manufacturing process. Some of these third party providers are subject to legal and regulatory requirements, privacy and security risks and market risks of their own. The failure of a critical third party service provider to meet its obligations could have a material adverse impact on AbbVie's operations and results. If any third party service providers have violated or are alleged to have violated any laws or regulations during the performance of their obligations to AbbVie, it is possible that AbbVie could suffer financial and reputational harm or other negative outcomes, including possible legal consequences.

Significant safety or efficacy issues could arise for AbbVie's products, which could have a material adverse effect on AbbVie's revenues and financial condition.

Pharmaceutical products receive regulatory approval based on data obtained in controlled clinical trials of limited duration. Following regulatory approval, these products will be used over longer periods of time in many patients. Additional, and perhaps more extensive, studies may also be conducted, which may be sponsored by AbbVie but could also be sponsored by competitors, insurance companies, government institutions, scientists, investigators or other interested parties. If new safety or efficacy issues are reported or if new scientific information becomes available (including results of post-marketing Phase 4 trials), or if governments change standards regarding safety, efficacy or labeling, AbbVie may be required to amend the conditions of use for a product. For example, AbbVie may voluntarily provide or be required to provide updated information on a product's label or narrow its approved indication, either of which could reduce the product's market acceptance. If safety or efficacy issues with an AbbVie product arise, sales of the product could be halted by AbbVie or by regulatory authorities and regulatory action could be taken by such regulatory authorities. Safety or efficacy issues affecting suppliers' or competitors' products also may reduce the market acceptance of similar AbbVie products.

New data about AbbVie's products, or products similar to its products, could negatively impact demand for AbbVie's products due to actual or perceived safety issues or uncertainty regarding efficacy and, in some cases, could result in product withdrawal. Furthermore, new data and information, including information about product misuse, may lead government agencies, professional societies, practice management groups or organizations involved with various diseases to publish guidelines or recommendations related to the use of AbbVie's products or the use of related therapies or place restrictions on sales. Such guidelines or recommendations may lead to lower sales of AbbVie's products.

AbbVie is subject to product liability claims and other lawsuits that may adversely affect its business, results of operations and reputation.

In the ordinary course of business, AbbVie is the subject of product liability claims and lawsuits alleging that AbbVie's current or historical products or the products of other companies that it promotes have resulted or could result in an unsafe condition for or injury to patients. For example, lawsuits are pending against Allergan, AbbVie's subsidiary, and certain of its former officers alleging they made misrepresentations and omissions regarding Allergan's textured breast implants. Product liability claims and lawsuits and safety alerts or product recalls, regardless of their ultimate outcome, may have a material adverse effect on AbbVie's business, results of operations and reputation and on its ability to attract and retain customers. Consequences may also include additional costs, a decrease in market share for the product in question, lower revenue and exposure to other claims. AbbVie evaluates its risks and has determined that the cost of obtaining product liability insurance outweighs the likely benefits of the coverage that is available and, as such, AbbVie's product liability losses are self-insured.

AbbVie is also the subject of other claims, legal proceedings and investigations in the ordinary course of business, which relate to intellectual property, commercial, securities and other matters. Adverse outcomes in such claims, legal proceedings and investigations may also adversely affect AbbVie's business, results of operations and reputation. See Note 15, "Legal Proceedings and

Contingencies" to the Consolidated Financial Statements included under Item 8, "Financial Statements and Supplementary Data." AbbVie cannot predict with certainty the outcome of these proceedings.

AbbVie is subject to governmental regulations, and it can be costly to comply with these regulations and to develop compliant products and processes.

AbbVie's products are subject to rigorous regulation by numerous international, supranational, federal and state authorities, as described in Item 1, "Business—Regulation—Discovery and Clinical Development," "Business—Regulation—Commercialization, Distribution and Manufacturing," and "Business—Regulation—Medical Devices." The process of obtaining regulatory approvals to market a pharmaceutical product can be costly and time consuming, and approvals may not be granted for future products, or additional indications or uses of existing products, on a timely basis, if at all. Delays in the receipt of, or failure to obtain approvals for, future products, or new indications and uses, could result in delayed realization of product revenues, reduction in revenues and substantial additional costs.

The U.S. healthcare industry, in particular, is highly regulated and subject to frequent and substantial regulatory changes. It is expected that the U.S. healthcare industry will continue to be subject to increasing regulation as well as political and legal action, as future proposals to reform the healthcare system are considered by the executive branch, Congress and state legislatures. AbbVie cannot predict with certainty when additional changes in the healthcare industry in general, or the pharmaceutical industry in particular, will occur, or what the impact of such changes may be.

In addition, AbbVie cannot guarantee that it will remain compliant with applicable regulatory requirements once approval has been obtained for a product. These requirements include, among other things, regulations regarding manufacturing practices, product labeling and advertising and post-marketing reporting, including adverse event reports and field alerts due to manufacturing quality concerns. AbbVie must incur expense and spend time and effort to ensure compliance with these complex regulations.

Possible regulatory actions could result in substantial modifications to AbbVie's business practices and operations; refunds, recalls or seizures of AbbVie's products; a total or partial shutdown of production in one or more of AbbVie's or its suppliers' facilities while AbbVie or its supplier remedies the alleged violation; the inability to obtain future approvals; and withdrawals or suspensions of current products from the market. Any of these events could disrupt AbbVie's business and have a material adverse effect on its business and results of operations.

Laws and regulations affecting government benefit programs could impose new obligations on AbbVie, require it to change its business practices, and restrict its operations.

The health care industry is subject to federal, state and international laws and regulations pertaining to government benefit program reimbursements, rebates, price reporting and regulation and health care fraud and abuse. In the United States, these laws include anti-kickback and false claims laws, the Medicaid Rebate Statute, the Veterans Health Care Act, the U.S. Physician Payments Sunshine Act, the TRICARE program, the government pricing rules applicable to the Medicaid, Medicare Part B, 340B Drug Pricing Program and individual state laws relating to pricing and sales and marketing practices. Violations of such laws and regulations may be punishable by criminal and/or civil sanctions, including, in some instances, substantial fines, imprisonment and exclusion from participation in federal and state health care programs, including Medicare, Medicaid and Veterans Administration health programs. Such violations may also lead to product recalls and seizures, interruption of production leading to product shortages, import bans or denials of import certifications, delays or denials in the approvals of new products or supplemental approvals of current products pending resolution of the issues, and reputational harm, any of which would adversely affect AbbVie's business. These laws and regulations are broad in scope and are subject to change and evolving interpretations, which could require AbbVie to incur substantial costs associated with compliance or to alter one or more of its sales or marketing practices. In addition, violations of these laws and regulations, or allegations of such violations, could impose new obligations on AbbVie, require it to change its business practices and restrict its operations.

Public health outbreaks, epidemics or pandemics, such as the coronavirus (COVID-19), have had, and could in the future have, an adverse impact on AbbVie's operations and financial condition.

Public health outbreaks, epidemics or pandemics have had, and could in the future have, an adverse impact on AbbVie's operations and financial condition. The pandemic caused by the novel strain of coronavirus (COVID-19) caused many countries, including the United States, to declare national emergencies and implement preventive measures such as travel bans and shelter in place or total lock-down orders. The continuation or re-implementation of these bans and orders remains uncertain. The COVID-19 pandemic caused AbbVie to modify certain of its business practices, and AbbVie may take further actions as may be required by government authorities or as AbbVie determines are in the best interests of AbbVie's employees, patients, customers and business partners.

The international nature of AbbVie's business subjects it to additional business risks that may cause its revenue and profitability to decline.

AbbVie's business is subject to risks associated with doing business internationally, including in emerging markets. Net revenues outside of the United States made up approximately 23% of AbbVie's total net revenues in 2023. The risks associated with AbbVie's operations outside the United States include:

- fluctuations in currency exchange rates;

- changes in medical reimbursement policies and programs and pricing restrictions;

- multiple legal and regulatory requirements that are subject to change and that could restrict AbbVie's ability to manufacture, market and sell its products;

- differing local product preferences and product requirements;

- trade protection measures and import or export licensing requirements;

- international trade disruptions or disputes;

- difficulty in establishing, staffing and managing operations;

- differing labor regulations;

- potentially negative consequences from changes in or interpretations of tax laws;

- political and economic instability;

- sovereign debt issues;

- price and currency exchange controls, limitations on participation in local enterprises, expropriation, nationalization and other governmental action and regulation;

- inflation, recession and fluctuations in interest rates;

- restrictions on transfers of funds;

- potential deterioration in the economic position and credit quality of certain non-U.S. countries; and

- potential penalties or other adverse consequences for violations of anti-corruption, anti-bribery and other similar laws and regulations, including the United States Foreign Corrupt Practices Act and the United Kingdom Bribery Act.

If AbbVie does not effectively and profitably commercialize its products, AbbVie's revenues and financial condition could be adversely affected.

AbbVie must effectively and profitably commercialize its principal products by creating and meeting continued market demand; achieving market acceptance and generating product sales; ensuring that the active pharmaceutical ingredient(s) for a product and the finished product are manufactured in sufficient quantities and in compliance with requirements of the FDA and similar foreign regulatory

agencies and with acceptable quality and pricing to meet commercial demand; and ensuring that the entire supply chain efficiently and consistently delivers AbbVie's products to its customers. The commercialization of AbbVie products may not be successful due to, among other things, unexpected challenges from competitors, new safety issues or concerns being reported that may impact or narrow approved indications, the relative price of AbbVie's product as compared to alternative treatment options and changes to a product's label that further restrict its marketing. If the commercialization of AbbVie's principal products is unsuccessful, AbbVie's revenues and financial condition could be adversely affected.

AbbVie may acquire other businesses, license rights to technologies or products, form alliances, or dispose of assets, which could cause it to incur significant expenses and could negatively affect profitability.

AbbVie from time to time pursues acquisitions, technology licensing arrangements, joint ventures and strategic alliances, and/or disposes of some of its assets, as part of its business strategy. AbbVie may not complete these transactions in a timely manner, on a cost-effective basis, or at all, and may not realize the expected benefits. If AbbVie is successful in making an acquisition, the products and technologies that are acquired may not be successful or may require significantly greater resources and investments than originally anticipated. AbbVie may not be able to integrate acquisitions successfully into its existing business and could incur or assume significant debt and unknown or contingent liabilities. AbbVie could also experience negative effects on its reported results of operations from acquisition or disposition-related charges, amortization of expenses related to intangibles and charges for impairment of long-term assets. These effects could cause a deterioration of AbbVie's credit rating and result in increased borrowing costs and interest expense.

Additionally, changes in AbbVie's structure, operations, revenues, costs, or efficiency resulting from major transactions such as acquisitions, divestitures, mergers, alliances, joint ventures, restructurings or other strategic initiatives, may result in greater than expected costs, may take longer than expected to complete or encounter other difficulties, including the need for regulatory approval where appropriate.

AbbVie is dependent on wholesale distributors for distribution of its products in the United States and, accordingly, its business and results of operations could be adversely affected if they encounter financial or other difficulties.

In 2023, three wholesale distributors (McKesson Corporation, Cardinal Health, Inc. and AmerisourceBergen Corporation) accounted for substantially all of AbbVie's pharmaceutical product sales in the United States. If one of its significant wholesale distributors encounters financial or other difficulties, such distributor may decrease the amount of business that it does with AbbVie, and AbbVie may be unable to collect all the amounts that the distributor owes it on a timely basis or at all, which could adversely affect AbbVie's business and results of operations.

AbbVie has debt obligations that could adversely affect its business and its ability to meet its obligations.

The amount of debt that AbbVie has incurred and intends to incur could have important consequences to AbbVie and its investors. These consequences include, among other things, requiring a portion of AbbVie's cash flow from operations to make interest payments on this debt and reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow AbbVie's business. To the extent AbbVie incurs additional indebtedness or interest rates increase, these risks could increase further. In addition, AbbVie's cash flow from operations may not be sufficient to repay all of the outstanding debt as it becomes due, and AbbVie may not be able to borrow money, sell assets, or otherwise raise funds on acceptable terms, or at all, to refinance its debt.

AbbVie may need additional financing in the future to meet its capital needs or to make opportunistic acquisitions, and such financing may not be available on favorable terms, if at all.

AbbVie may need additional financing in the future to meet its capital needs or to make opportunistic acquisitions. For example, it may need to increase its investment in research and development activities.

The capital and credit markets may experience extreme volatility and disruption, which may lead to uncertainty and liquidity issues for both borrowers and investors, and AbbVie may be unable to obtain any desired additional financing on terms favorable to it, if at all. If AbbVie loses its investment grade credit rating or adequate funds are not available on acceptable terms, AbbVie may be unable to fund its expansion, successfully develop or enhance products, or respond to competitive pressures, any of which could negatively affect AbbVie's business. If AbbVie raises additional funds by issuing debt or entering into credit facilities, it may be subject to limitations on its operations due to restrictive covenants. Failure to comply with these covenants could adversely affect AbbVie's business.

AbbVie depends on information technology and a failure of, or significant disruption to, those systems could have a material adverse effect on AbbVie's business.

AbbVie relies on sophisticated software applications and complex information technology systems (including cloud services) to operate its business, which are inherently vulnerable to malicious intrusion, random attack, loss of data privacy, disruption, degradation or breakdown. Certain of these applications and systems are managed, hosted, provided or used by third parties. Data privacy or security breaches of our internal systems or those of our information technology vendors may in the future result in the failure of critical business operations. Such breaches may cause sensitive data, including intellectual property, trade secrets or personal information belonging to AbbVie, its patients, customers or business partners, to be exposed to unauthorized persons or to the public. To date, neither AbbVie's business nor operations have been materially impacted by such incidents, however, the healthcare industry remains a target of cyber-attacks. Cybersecurity attacks and incidents are increasing in their frequency, sophistication and intensity and, due to the nature of some of these attacks, there is a risk that they may remain undetected for a period of time. AbbVie's investments in the protection of its data and information technology and its efforts to monitor its systems on an ongoing basis may be insufficient to prevent compromises in AbbVie's information technology systems that could have a material adverse effect on AbbVie's business. Such adverse consequences could include loss of revenue or the loss of critical or sensitive information from AbbVie's or third-party providers' databases or information technology systems and could also result in legal, financial, reputational or business harm to AbbVie and potentially substantial remediation costs. In addition, AbbVie's cyber insurance may not be sufficient to cover the financial, legal, business or reputational losses that may result from an interruption or breach of AbbVie systems or those of our third-party vendors.

AbbVie's balances of intangible assets, including developed product rights and goodwill acquired, are subject to impairment testing and may result in impairment charges, which may adversely affect AbbVie's results of operations and financial condition.

A significant amount of AbbVie's total assets is related to acquired intangibles and goodwill. As of December 31, 2023, the carrying value of AbbVie's developed product rights and other intangible assets was $55.6 billion and the carrying value of AbbVie's goodwill was $32.3 billion.

AbbVie's developed product rights are stated at cost, less accumulated amortization. AbbVie determines original fair value and amortization periods for developed product rights based on its assessment of various factors impacting estimated useful lives and cash flows of the acquired products. Significant adverse changes to any of these factors require AbbVie to perform an impairment test on the affected asset and, if evidence of impairment exists, require AbbVie to take an impairment charge with respect to the asset. For assets that are not impaired, AbbVie may adjust the remaining useful lives. Such a charge could adversely affect AbbVie's results of operations and financial condition.

AbbVie's other significant intangible assets include in-process research and development (IPR&D) intangible projects, acquired in recent business combinations, which are indefinite-lived intangible assets. For IPR&D assets, the risk of failure is significant, and there can be no certainty that these assets ultimately will yield successful products. AbbVie's ability to realize value on these significant investments is often contingent upon, among other things, regulatory approvals and market conditions. As such, IPR&D assets may become impaired and/or be written off at some point in the future if the associated research and development effort is abandoned or is curtailed.

Goodwill and AbbVie's IPR&D intangible assets are tested for impairment annually, or when events occur, or circumstances change that could potentially reduce the fair value of the reporting unit or

intangible asset. Impairment testing compares the fair value of the reporting unit or intangible asset to its carrying amount. A goodwill or IPR&D impairment, if any, would be recorded in operating income and could have a material adverse effect on AbbVie's results of operations and financial condition.

Failure to attract, develop and retain highly qualified personnel could affect AbbVie's ability to successfully develop and commercialize products.

AbbVie's success is largely dependent on its continued ability to attract, develop and retain diverse, highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical research and development, governmental regulation and commercialization. Competition for qualified personnel in the biopharmaceutical field is intense and increasing. AbbVie cannot be sure that it will be able to attract and retain quality personnel or that the costs of doing so will not materially increase.

The illegal distribution and sale by third parties of counterfeit or unregistered versions of AbbVie products could have a material adverse impact on its reputation, business and results of operations.

Third parties may illegally obtain, distribute, and sell counterfeit or illegally diverted from their intended market versions of AbbVie products. These versions of product would not meet AbbVie's rigorous manufacturing, testing, distribution and quality standards. A patient who receives a counterfeit, stolen, or diverted drug may be at risk for a number of dangerous health consequences. The prevalence of counterfeit/diverted medicines is an industry-wide issue due to a variety of factors, including the adoption of e-commerce, which increased during the COVID-19 pandemic, greatly enhancing consumers' ability to obtain prescriptions and other medical treatments via the internet in lieu of traditional brick and mortar pharmacies. This can expose patients to greater risks as the internet is a preferred vehicle for dangerous counterfeit/diverted product offers and scams because of the anonymity it affords. AbbVie's reputation and business could suffer harm as a result of counterfeit or diverted drugs sold under its brand name which may also result in reduced revenues that could negatively affect our results of operation.

Other factors can have a material adverse effect on AbbVie's profitability and financial condition.

Many other factors can affect AbbVie's results of operations, cash flows and financial condition, including:

- changes in or interpretations of laws and regulations, including changes in accounting standards, taxation requirements, product marketing application standards, data privacy laws, particularly in the European Union and the United States and environmental laws;

- differences between the fair value measurement of assets and liabilities and their actual value, particularly for pension and post-employment benefits, stock-based compensation, intangibles and goodwill; and for contingent liabilities such as litigation and contingent consideration, the absence of a recorded amount, or an amount recorded at the minimum, compared to the actual amount;

- changes in the rate of inflation (including the cost of raw materials, commodities and supplies), interest rates, market value of AbbVie's equity investments and the performance of investments held by it or its employee benefit trusts;

- changes in the creditworthiness of counterparties that transact business with or provide services to AbbVie or its employee benefit trusts;

- environmental liabilities in connection with AbbVie's manufacturing processes and distribution logistics, including the handling of hazardous materials;

- changes in the ability of third parties that provide information technology, accounting, human resources, payroll and other outsourced services to AbbVie to meet their contractual obligations to AbbVie;

- the failure, or perceived failure, of achieving environmental, social and governance objectives;

- information loss or damage to AbbVie's reputation, brand, image or goodwill due to increased use of social media platforms;

- business interruptions stemming from natural disasters, such as climate change, earthquakes, hurricanes, flooding, fires, or efforts taken by third parties to prevent or mitigate such disasters; and

- changes in business, economic and political conditions, including: war, political instability, terrorist attacks, the threat of future terrorist activity and related military action; natural disasters; the cost and availability of insurance due to any of the foregoing events; labor disputes, strikes, slow-downs, or other forms of labor or union activity; and pressure from third-party interest groups.

Risks Related to AbbVie's Common Stock

AbbVie cannot guarantee the timing, amount, or payment of dividends on its common stock or the repurchase of its common stock.

Although AbbVie expects to pay regular cash dividends, the timing, declaration, amount and payment of future dividends to stockholders will fall within the discretion of AbbVie's board of directors. The board's decisions regarding the payment of dividends will depend on many factors, such as AbbVie's financial condition, earnings, capital requirements, debt service obligations, industry practice, legal requirements, regulatory constraints and other factors that the board deems relevant. For more information, see Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities." AbbVie's ability to pay dividends and repurchase shares under its share repurchase program will depend on its ongoing ability to generate cash from operations and access capital markets. AbbVie cannot guarantee that it will continue to pay a dividend in the future.

An AbbVie stockholder's percentage of ownership in AbbVie may be diluted in the future.

In the future, a stockholder's percentage ownership in AbbVie may be diluted because of equity issuances for capital market transactions, equity awards that AbbVie will be granting to AbbVie's directors, officers and employees, acquisitions or other purposes. AbbVie anticipates its compensation committee will grant additional stock options or other stock-based awards to its employees. Such awards will have a dilutive effect on AbbVie's earnings per share, which could adversely affect the market price of AbbVie's common stock. From time to time, AbbVie will issue additional options or other stock-based awards to its employees under AbbVie's employee benefits plans.

In addition, AbbVie's amended and restated certificate of incorporation authorizes AbbVie to issue, without the approval of AbbVie's stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over AbbVie's common stock respecting dividends and distributions, as AbbVie's board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of AbbVie's common stock. For example, AbbVie could grant the holders of preferred stock the right to elect some number of AbbVie's directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences AbbVie could assign to holders of preferred stock could affect the residual value of the common stock.

Certain provisions in AbbVie's amended and restated certificate of incorporation and amended and restated by-laws, and of Delaware law, may prevent or delay an acquisition of AbbVie, which could decrease the trading price of AbbVie's common stock.

AbbVie's amended and restated certificate of incorporation and amended and restated by-laws contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by encouraging prospective acquirors to negotiate with AbbVie's board of directors rather than to attempt a hostile takeover. These provisions include, among others:

- the inability of AbbVie's stockholders to call a special meeting;

- the division of AbbVie's board of directors into three classes of directors, with each class serving a staggered three-year term;

- a provision that stockholders may only remove directors for cause;

- the ability of AbbVie's directors, and not stockholders, to fill vacancies on AbbVie's board of directors; and

- the requirement that the affirmative vote of stockholders holding at least 80% of AbbVie's voting stock is required to amend certain provisions in AbbVie's amended and restated certificate of incorporation and AbbVie's amended and restated by-laws relating to the number, term and election of AbbVie's directors, the filling of board vacancies, the calling of special meetings of stockholders and director and officer indemnification provisions.

In addition, Section 203 of the Delaware General Corporation Law provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliates becomes the holder of more than 15% of the corporation's outstanding voting stock.

AbbVie believes these provisions protect its stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with AbbVie's board of directors and by providing AbbVie's board of directors with more time to assess any acquisition proposal. These provisions are not intended to make the company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that AbbVie's board of directors determines is not in the best interests of AbbVie and AbbVie's stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain forward-looking statements regarding business strategies, market potential, future financial performance and other matters. The words "believe," "expect," "anticipate," "project" and similar expressions and uses of future or conditional verbs, generally identify "forward looking statements," which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, information included under Item 1, "Business," Item 1A, "Risk Factors," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" contain forward looking statements. Where, in any forward looking statement, an expectation or belief as to future results or events is expressed or implied, such expectation or belief is based on the current plans and expectations of AbbVie management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Factors that could cause actual results or events to differ materially from those anticipated include, but are not limited to, the matters described under Item 1A, "Risk Factors" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." AbbVie does not undertake, and specifically declines, any obligation to update the forward-looking statements included in this Annual Report on Form 10-K to reflect events or circumstances after the date hereof, unless AbbVie is required by applicable securities law to do so.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

We rely on complex information technology systems and various software applications to operate our business. We have developed a comprehensive cybersecurity program designed to protect our systems and the confidentiality, integrity and availability of our data.

We have implemented processes that are intended to assess, identify, manage and reduce cybersecurity risks. We maintain a global incident response plan and disaster recovery management plan, each designed to protect against, identify, evaluate, respond to and recover from an incident. These plans anticipate an array of potential scenarios and provide for the assembly of a cybersecurity incident response team in the event of a cyber incident. The incident response team is a cross-functional group that may be composed of both company personnel and external service providers, and which is tailored to a particular incident so that individuals with appropriate experience and expertise are available. We regularly conduct exercises to help ensure the plans' effectiveness and our overall preparedness.

We also have invested in tools and technologies to protect our and our patients', customers' and business partners' data and information technology, and we regularly monitor our information technology systems and infrastructure to identify and assess cybersecurity risks. We have designed a Threat Intelligence function that actively looks for risks that target the pharmaceutical industry generally or AbbVie specifically. We rely in part on third parties (including assessors, consultants, advisors and others) in connection with our processes for assessing, identifying, managing and reducing cyber risks.

In addition, we have implemented a cybersecurity awareness program designed to educate and train our entire employee network on how to identify and report cybersecurity threats. Training programs are conducted on a periodic basis and are focused on giving employees tools to manage and defend against the most relevant and prevalent cybersecurity risks to AbbVie. We also provide specialized training for employees in specialized information technology roles. We conduct regular drills, such as tabletop exercises, to help with our overall preparedness.

We take measures to regularly update and improve our cybersecurity program, including conducting independent program assessments, penetration testing and scanning of our systems for vulnerabilities. We follow the National Institute of Standards and Technology (NIST) Cybersecurity Framework and

undergo a third-party assessment every two years to measure the maturity of our cybersecurity program against the NIST Cybersecurity Framework. In addition, we periodically engage third-party advisors to assess the effectiveness and capabilities of our cybersecurity program, strengthen our cybersecurity policies and practices and identify potential vulnerabilities of our systems.

With respect to third-party service providers, our information security program includes conducting due diligence of relevant service providers' information security programs prior to onboarding. We also contractually require third-party service providers with access to our information technology systems, sensitive business data or personally identifiable information to implement and maintain appropriate security controls and contractually restrict their ability to use our data, including personally identifiable information, for purposes other than to provide services to us, except as required by law. To oversee the risks associated with these service providers, we work with them to help ensure that their cybersecurity protocols are appropriate to the risk presented by their access to or use of our systems and/or data, including notification and coordination concerning incidents occurring on third-party systems that may affect us. These relevant service providers are contractually required to notify us promptly of information security incidents that may affect our systems or data, including personally identifiable information. While we conduct due diligence on the security and business controls of our third-party service providers and take steps to monitor their compliance with our security requirements, we may not have the ability in all cases to effectively monitor or oversee the implementation of these control measures.

As of December 31, 2023, cybersecurity risks have not materially affected our business, strategy, results of operations, or financial condition. Although we have invested in the protection of our data and information technology and monitor our systems on an ongoing basis, there can be no assurance that such efforts will in the future prevent material compromises to our information technology systems that could have a material adverse effect on our business. We maintain cybersecurity insurance coverage to mitigate our financial exposure to certain incidents. For additional information about our cybersecurity risks, see Item 1A, "Risk Factors—AbbVie depends on information technology and a failure of, or significant disruption to, those systems could have a material adverse effect on AbbVie's business."

Our board of directors has risk oversight responsibility for AbbVie and administers this responsibility both directly and with assistance from its committees. Each of the committees periodically reports to the board of directors on its risk oversight activities. Cybersecurity is a critical component of our enterprise risk management program, which is designed to be business aligned, risk-focused and multi-faceted to protect our and our patients', customers' and business partners' data. Our board of directors is actively involved in reviewing our information security and technology risks and opportunities (including cybersecurity) and discusses these topics on a regular basis.

The Audit Committee, comprised solely of independent directors, oversees our enterprise risk management program and assists the board of directors in fulfilling its oversight responsibility with respect to our information security and technology risks (including cybersecurity), which are fully integrated into our enterprise risk management program. The Audit Committee reviews and discusses our information security and technology risks (such as cybersecurity), including our information security and risk management programs.

Our cybersecurity program is led by our Chief Information Security Officer, who is responsible for assessing and managing our information security and technology risks (including cybersecurity). He has more than 25 years of experience in information security and information technology risk management, holding chief information security officer positions with Fortune 500 companies in the retail, healthcare and life sciences industries. He has also served on the Health-ISAC board of directors and is a Certified Information System Security Professional (CISSP).

Our Chief Information Security Officer meets regularly with our information technology teams as well as other members of management to review and discuss our cybersecurity and other information technology risks and opportunities. Our global incident response plan sets forth a detailed security incident management and reporting protocol, with escalation timelines and responsibilities.

The Audit Committee receives regular updates from the Chief Information Security Officer and other members of management on our cybersecurity program, including on information security and

technology risks, program assessments, and risk management practices. Our Chief Information Security Officer also provides similar topical updates to the full board of directors at least annually.

ITEM 2. PROPERTIES

AbbVie's corporate offices are located at 1 North Waukegan Road, North Chicago, Illinois 60064-6400. As of December 31, 2023, AbbVie owns or leases approximately 620 facilities worldwide, containing an aggregate of approximately 19.5 million square feet of floor space dedicated to production, distribution and administration. AbbVie's significant manufacturing facilities are in the following locations:

United States	Outside the United States
Abbott Park, Illinois*	Campoverde di Aprilia, Italy
Barceloneta, Puerto Rico	Clonshaugh, Ireland
Branchburg, New Jersey*	La Aurora, Costa Rica
Campbell, California	Ludwigshafen, Germany
Cincinnati, Ohio	Pringy, France
Dublin, California*	Singapore*
Irvine, California	Sligo, Ireland
North Chicago, Illinois	Westport, Ireland*
Waco, Texas	
Worcester, Massachusetts*	
Wyandotte, Michigan*	

*   Leased property.

AbbVie believes its facilities are suitable and provide adequate production capacity for its current and projected operations. There are no material encumbrances on AbbVie's owned properties.

AbbVie distributes products through a network of central and regional distribution centers, with its central distribution centers located in the U.S. and Europe. AbbVie also has research and development facilities in the United States located at: Abbott Park, Illinois; Branchburg, New Jersey; Cambridge, Massachusetts; Irvine, California; Madison, New Jersey; North Chicago, Illinois; Pleasanton, California; South San Francisco, California; and Worcester, Massachusetts. Outside the United States, AbbVie's principal research and development facilities are located in Ludwigshafen, Germany.

ITEM 3. LEGAL PROCEEDINGS

Information pertaining to legal proceedings is provided in Note 15, "Legal Proceedings and Contingencies" to the Consolidated Financial Statements included under Item 8, "Financial Statements and Supplementary Data," and is incorporated by reference herein.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Name	Age	Position
Richard A. Gonzalez	70	Chairman of the Board and Chief Executive Officer
Robert A. Michael	53	President and Chief Operating Officer
Scott T. Reents	56	Executive Vice President, Chief Financial Officer
Nicholas J. Donoghoe, M.D.	43	Executive Vice President, Chief Business and Strategy Officer
Timothy J. Richmond	57	Executive Vice President, Chief Human Resources Officer
Azita Saleki-Gerhardt, Ph.D.	60	Executive Vice President, Chief Operations Officer
Perry C. Siatis	49	Executive Vice President, General Counsel and Secretary
Jeffrey R. Stewart	55	Executive Vice President, Chief Commercial Officer
Kevin K. Buckbee	58	Senior Vice President, Controller
Thomas J. Hudson, M.D.	62	Senior Vice President, Chief Scientific Officer, Global Research
Roopal Thakkar, M.D.	52	Senior Vice President, Chief Medical Officer, Global Therapeutics

Mr. Gonzalez is the Chairman and Chief Executive Officer of AbbVie, a position he has held since 2013. He served as Abbott's Executive Vice President of the pharmaceutical products group from July 2010 to December 2012, and was responsible for Abbott's worldwide pharmaceutical business, including commercial operations, research and development, and manufacturing. He also served as President, Abbott Ventures Inc., Abbott's medical technology investment arm, from 2009 to 2011. Mr. Gonzalez joined Abbott in 1977 and held various management positions before briefly retiring in 2007, including: Abbott's President and Chief Operating Officer; President, Chief Operating Officer of Abbott's Medical Products Group; Senior Vice President and President of Abbott's former Hospital Products Division; Vice President and President of Abbott's Health Systems Division; and Divisional Vice President and General Manager for Abbott's Diagnostics Operations in the United States and Canada. On February 14, 2024, the Board of Directors of AbbVie unanimously selected Mr. Michael to succeed Mr. Gonzalez as the Company's Chief Executive Officer. Mr. Gonzalez will retire from the role of Chief Executive Officer and become Executive Chairman of the Board of Directors, effective July 1, 2024.

Mr. Michael is AbbVie's President and Chief Operating Officer. Mr. Michael previously served as Vice Chairman and President from June 2022 to July 2023, as Vice Chairman, Finance and Commercial Operations and Chief Financial Officer from June 2021 to June 2022, as Executive Vice President, Chief Financial Officer from 2019 to 2021, as Senior Vice President, Chief Financial Officer from 2018 to 2019 and as Vice President, Controller from 2017 to 2018. He served as AbbVie's Vice President, Treasurer from 2015 to 2016, as Vice President, Controller, Commercial Operations from 2013 to 2015 and as Vice President, Financial Planning and Analysis from 2012 to 2013. At Abbott, Mr. Michael served as Division Controller, Nutrition Supply Chain from 2010 to 2012. Mr. Michael joined Abbott in 1993 and was first appointed as an AbbVie corporate officer in March 2017. On February 14, 2024, the Board of Directors of AbbVie unanimously selected Mr. Michael to succeed Mr. Gonzalez as the Company's Chief Executive Officer. Mr. Gonzalez will retire from the role of Chief Executive Officer and become Executive Chairman of the Board of Directors, effective July 1, 2024. The Board also appointed Mr. Michael as a member of the Board of Directors as a Class II director, effective July 1, 2024.

Mr. Reents is AbbVie's Executive Vice President, Chief Financial Officer. He previously served as Senior Vice President, Chief Financial Officer from June 2022 to November 2022, as Vice President, Tax and Treasury from 2019 to June 2022, and as Vice President, Tax from 2013 to 2019. Mr. Reents joined Abbott in 2008 and was first appointed as an AbbVie corporate officer in June 2022.

Dr. Donoghoe is AbbVie's Executive Vice President, Chief Business and Strategy Officer. He has previously served as AbbVie's Senior Vice President, Chief Operating Officer, R&D from 2022 to 2023, as Senior Vice President, Portfolio Innovation from 2021 to 2022, as Senior Vice President, Global Strategy and Operations, Allergan Aesthetics, from 2020 to 2021, and as Senior Vice President, Enterprise Innovation from 2019 to 2020. Prior to joining AbbVie in 2019, he served as a Partner at McKinsey & Company where he was a leader of the firm's Pharma and Biotechnology practice for over a decade.

Mr. Richmond is AbbVie's Executive Vice President, Chief Human Resources Officer. He served as Senior Vice President, Human Resources from 2013 to 2018. Mr. Richmond served as Abbott's Divisional Vice President of Compensation & Benefits from 2008 to 2012, as Group Vice President of Talent and Rewards from 2007 to 2008 and as Divisional Vice President of Talent Acquisition from 2006 to 2007. Mr. Richmond joined Abbott in 2006 and was first appointed as an AbbVie corporate officer in December 2012.

Dr. Saleki-Gerhardt is AbbVie's Executive Vice President, Chief Operations Officer. She served as Executive Vice President, Operations from 2018 to July 2023, and as Senior Vice President, Operations from 2013 to 2018. Dr. Saleki-Gerhardt served as Abbott's Vice President, Pharmaceuticals Manufacturing and Supply from 2011 to 2012, and as Divisional Vice President, Quality Assurance, Global Pharmaceutical Operations from 2008 to 2011. Dr. Saleki-Gerhardt joined Abbott in 1993 and was first appointed as an AbbVie corporate officer in December 2012. She serves on the board of Entegris Inc.

Mr. Siatis is AbbVie's Executive Vice President, General Counsel and Secretary. Mr. Siatis previously served as Senior Vice President, Deputy General Counsel from September 2021 until October 2022. From 2013 until 2021, Mr. Siatis also served in various roles including as Senior Vice President, Legal and Chief Ethics and Compliance Officer; Senior Vice President of Legal Transactions and R&D/Alliance Management and Chief Ethics and Compliance Officer; and Vice President, Biologic Strategic Development and Legal Regulatory. Mr. Siatis joined Abbott in 2005 and was first appointed as an AbbVie corporate officer in October 2022.

Mr. Stewart is AbbVie's Executive Vice President, Chief Commercial Officer. He previously served as Senior Vice President, U.S. Commercial Operations from 2018 to 2020 and as AbbVie's President, Commercial Operations from 2013 to 2018. Prior to AbbVie's separation from Abbott, he served as Vice President, Abbott Proprietary Pharmaceutical Division, United States. Mr. Stewart joined Abbott in 1992 and was first appointed as an AbbVie corporate officer in December 2018.

Mr. Buckbee is AbbVie's Senior Vice President, Controller. Mr. Buckbee previously served as AbbVie's Vice President, Controller, Global Commercial Operations from January 2016 until March 2023, and as Vice President, Controller, US Commercial Operations from AbbVie's separation from Abbott in 2013 until December 2015. Mr. Buckbee joined Abbott in 1991 and held several positions in the finance organization.

Dr. Hudson is AbbVie's Senior Vice President, Chief Scientific Officer, Global Research. He previously served as Senior Vice President, Research & Development and Chief Scientific Officer from 2019 to 2023, and as Vice President, Head of Oncology Discovery and Early Development from 2016 to 2019. Prior to joining AbbVie, Dr. Hudson served at the Ontario Institute for Cancer Research as President and Scientific Director. He also previously served as Founder and Director of the McGill University and Genome Quebec Innovation Centre and Assistant Director of the Whitehead/MIT Center for Genome Research. Dr. Hudson was first appointed as an AbbVie corporate officer in July 2019.

Dr. Thakkar serves as AbbVie's Senior Vice President, Chief Medical Officer, Global Therapeutics. He previously served as Senior Vice President of Development and Regulatory Affairs and Chief Medical Officer at AbbVie from late 2022 until early December 2023, as Vice President, Global Regulatory Affairs and R&D Quality Assurance from 2019 to 2022, and as Vice President, Global Regulatory Affairs from 2015 to 2019. Dr. Thakkar joined Abbott in 2003 and was first appointed as a corporate officer in December 2023.

The executive officers of AbbVie are elected annually by the board of directors. All other officers are elected by the board or appointed by the Chairman of the Board. All officers are either elected at the first meeting of the board of directors held after the annual stockholder meeting or appointed by the Chairman of the Board after that board meeting. Each officer holds office until a successor has been duly elected or appointed and qualified or until the officer's death, resignation, or removal. There are no family relationships between any of the executive officers listed above.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Principal Market

The principal market for AbbVie's common stock is the New York Stock Exchange (Symbol: ABBV). AbbVie's common stock is also listed on the Chicago Stock Exchange and traded on various regional and electronic exchanges.

Stockholders

There were 42,369 stockholders of record of AbbVie common stock as of January 31, 2024.

Performance Graph

The following graph compares the cumulative total returns of AbbVie, the S&P 500 Index and the NYSE Arca Pharmaceuticals Index for the period from December 31, 2018 through December 31, 2023. This graph assumes $100 was invested in AbbVie common stock and each index on December 31, 2018 and also assumes the reinvestment of dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

COMPARISON OF CUMULATIVE TOTAL RETURN



This performance graph is furnished and shall not be deemed "filed" with the SEC or subject to Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any of AbbVie's filings under the Securities Act of 1933, as amended.

Dividends

On October 26, 2023, AbbVie's board of directors declared an increase in the quarterly cash dividend from $1.48 per share to $1.55 per share, payable on February 15, 2024, to stockholders of record as of January 16, 2024. The timing, declaration, amount of and payment of any dividends by AbbVie in the future is within the discretion of its board of directors and will depend upon many factors, including AbbVie's financial condition, earnings, capital requirements of its operating subsidiaries, covenants associated with certain of AbbVie's debt service obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets and other factors deemed relevant by its board of directors. Moreover, if AbbVie determines to pay any dividend in the future, there can be no assurance that it will continue to pay such dividends or the amount of such dividends.

Issuer Purchases of Equity Securities

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
October 1, 2023 – October 31, 2023	952[1]	$147.82[1]	—	$4,808,991,028
November 1, 2023 – November 30, 2023	1,175[1]	$141.94[1]	—	$4,808,991,028
December 1, 2023 – December 31, 2023	26,320[1]	$153.02[1]	—	$4,808,991,028
Total	28,447[1]	$152.39[1]	—	$4,808,991,028

1. In addition to AbbVie shares repurchased on the open market under a publicly announced program, if any, these shares also included the shares purchased on the open market for the benefit of participants in the AbbVie Employee Stock Purchase Plan — 952 in October; 1,175 in November; and 26,320 in December.

    These shares do not include the shares surrendered to AbbVie to satisfy minimum tax withholding obligations in connection with the vesting or exercise of stock-based awards.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and analysis of the financial condition of AbbVie Inc. (AbbVie or the company). This commentary should be read in conjunction with the Consolidated Financial Statements and accompanying notes appearing in Item 8, "Financial Statements and Supplementary Data." This section of Form 10-K generally discusses 2023 and 2022 items and year-to-year comparisons between 2023 and 2022. Discussions of 2021 items and year-to-year comparisons between 2022 and 2021 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

EXECUTIVE OVERVIEW

Company Overview

AbbVie is a global, diversified research-based biopharmaceutical company positioned for success with a comprehensive product portfolio that has leadership positions across immunology, oncology, aesthetics, neuroscience and eye care. AbbVie uses its expertise, dedicated people and unique approach to innovation to develop and market advanced therapies that address some of the world's most complex and serious diseases.

AbbVie's products are generally sold worldwide directly to wholesalers, distributors, government agencies, health care facilities, specialty pharmacies and independent retailers from AbbVie-owned distribution centers and public warehouses. Certain products (including aesthetic products and devices) are also sold directly to physicians and other licensed healthcare providers. In the United States, AbbVie distributes pharmaceutical products principally through independent wholesale distributors, with some sales directly to retailers, pharmacies, patients or other customers. Outside the United States, AbbVie sells products primarily to wholesalers or through distributors, and depending on the market works through largely centralized national payers systems to agree on reimbursement terms. Certain products are co-marketed or co-promoted with other companies. AbbVie operates as a single global business segment and has approximately 50,000 employees.

2024 Strategic Objectives

AbbVie's mission is to discover and develop innovative medicines and products that solve serious health issues today and address the medical challenges of tomorrow while achieving top-tier financial performance through outstanding execution. AbbVie intends to execute its strategy and advance its mission in a number of ways, including: (i) maximizing the benefits of a diversified revenue base with multiple long-term growth drivers; (ii) leveraging AbbVie's commercial strength and international infrastructure across therapeutic areas and ensuring strong commercial execution of new product launches; (iii) continuing to invest in and expand its pipeline in support of opportunities in immunology, oncology, aesthetics, neuroscience and eye care as well as continued investment in key on-market products; (iv) generating substantial operating cash flows to support investment in innovative research and development, and return cash to shareholders via a strong and growing dividend while also continuing to repay debt. In addition, AbbVie anticipates several regulatory submissions and data readouts from key clinical trials in the next 12 months.

AbbVie expects to achieve its strategic objectives through:

- Skyrizi and Rinvoq revenue growth driven by increasing market share and Skyrizi indication expansion.

- Successful integration of the ImmunoGen, Inc. and proposed Cerevel Therapeutics acquisitions.

- Advancing our oncology portfolio driven by Venclexta, strong commercial execution of Epkinly, Elahere and other new product launches and effectively managing regulatory, market and competitive challenges impacting Imbruvica.

- Aesthetics revenue growth driven by global expansion, increasing market penetration of Botox and Juvederm Collection and strong commercial execution of new product launches.

- Neuroscience revenue growth driven by Vraylar, Botox Therapeutic, Ubrelvy and Qulipta as well as strong commercial execution of new product launches.

- Maximizing AbbVie's existing eye care portfolio.

- Continuing to effectively manage the impact of Humira biosimilar erosion.

- The favorable impact of pipeline products and indications recently approved or currently under regulatory review where approval is expected in 2024. These products are described in greater detail in the section labeled "Research and Development" included as part of this Item 7.

2023 Financial Results

AbbVie's strategy has focused on delivering strong financial results, maximizing the benefits of a diversified revenue base, advancing and investing in its pipeline and returning value to shareholders while ensuring a strong, sustainable growth business over the long term. The company's financial performance in 2023 included delivering worldwide net revenues of $54.3 billion, operating earnings of $12.8 billion, diluted earnings per share of $2.72 and cash flows from operations of $22.8 billion. Worldwide net revenues decreased by 6% on a reported and constant currency basis due to Humira biosimilar competition which was partially offset by growth across the non-Humira product portfolio.

Diluted earnings per share in 2023 was $2.72 and included the following after-tax costs: (i) $6.7 billion related to the amortization of intangible assets; (ii) $5.0 billion for the change in fair value of contingent consideration liabilities; (iii) $3.5 billion related to intangible asset impairment; and (iv) $122 million of acquisition and integration expenses. These costs were partially offset by an after-tax gain of $381 million related to a favorable settlement of a litigation matter. Additionally, financial results reflected continued funding to support all stages of AbbVie's pipeline assets and continued investment in AbbVie's on-market brands.

Regulation

The Inflation Reduction Act of 2022 has and will continue to have a significant impact on how drugs are covered and paid for under the Medicare program, including through the creation of financial penalties for drugs whose price increases outpace inflation, the redesign of Medicare Part D benefits to shift a greater portion of the costs to manufacturers, and through government price-setting for certain Medicare Part B and Part D drugs. In 2023, Imbruvica was selected as one of the first 10 medicines subject to government-set prices beginning in 2026. The price-setting process will conclude in 2024 and the Centers for Medicare & Medicaid Services will publish prices that will be applicable to the 10 selected drugs beginning in 2026. It is possible that more of our products, including products that generate substantial revenues, could be selected in future years, which could, among other things, accelerate revenue erosion prior to expiration of intellectual property protections. The effect of reducing prices and reimbursement for certain of our products would significantly impact our results of operations. See Part I, Item 1 "Business — Regulation — Commercialization, Distribution and Manufacturing," Part I, Item 1A "Risk Factors" and Note 7 to the consolidated financial statements for additional information.

Research and Development

Research and innovation are the cornerstones of AbbVie's business as a global biopharmaceutical company. AbbVie's long-term success depends to a great extent on its ability to continue to discover and develop innovative products and acquire or collaborate on compounds currently in development by other biotechnology or pharmaceutical companies.

AbbVie's pipeline currently includes approximately 90 compounds, devices or indications in development individually or under collaboration or license agreements and is focused on such important specialties as immunology, oncology, aesthetics, neuroscience and eye care. Of these programs, approximately 50 are in mid- and late-stage development.

The following sections summarize transitions of significant programs from mid-stage development to late-stage development as well as developments in significant late-stage and registration programs. AbbVie expects multiple mid-stage programs to transition into late-stage programs in the next 12 months.

Significant Programs and Developments

Immunology

<u>Rinvoq</u>

- In March 2023, the European Commission (EC) issued their final decision on the European Medicines Agency's (EMA) review of the benefit-risk of medicines in the JAK inhibitor class for the treatment of inflammatory diseases, including Rinvoq. Confirming the Committee for Medicinal Products for Human Use (CHMP) opinion, the previously approved Rinvoq indication statements were not changed and the dosage and special warnings for all JAK inhibitors were updated to include additional information about the risks associated with JAK inhibitors.

- In April 2023, AbbVie announced that the EC approved Rinvoq for the treatment of adults with moderately to severely active Crohn's disease who have had an inadequate response, lost response or were intolerant to either conventional therapy or a biologic agent.

- In May 2023, AbbVie announced that the U.S. Food and Drug Administration (FDA) approved Rinvoq for the treatment of adults with moderately to severely active Crohn's disease who have had an inadequate response or intolerance to one or more tumor necrosis factor (TNF) blockers.

- In July 2023, AbbVie initiated its Phase 3 Step-Up HS study to evaluate efficacy and safety of Rinvoq in adults and adolescents with moderate to severe hidradenitis suppurativa (HS) who have failed anti-TNF therapy and/or one approved non-anti-TNF inhibitor therapy for HS.

- In August 2023, AbbVie initiated its Phase 3 Select-SLE study to evaluate Rinvoq in moderate to severe systemic Lupus Erythematosus.

- In January 2024, AbbVie initiated a Phase 3 study to evaluate Rinvoq in adults and adolescents with non-segmental vitiligo who are eligible for systemic therapy.

<u>Skyrizi</u>

- In March 2023, AbbVie announced positive top-line results from its Phase 3 induction study, INSPIRE, for Skyrizi in patients with moderately to severely active ulcerative colitis met the primary and all secondary endpoints.

- In June 2023, AbbVie announced positive top-line results from its Phase 3 maintenance study, COMMAND, for Skyrizi in patients with moderately to severely active ulcerative colitis met the primary and key secondary endpoints.

- In July 2023, AbbVie announced results from the head-to-head Phase 4 IMMpulse study that evaluated the efficacy and safety of Skyrizi compared to Otezla among adult patients with moderate plaque psoriasis (PsO) eligible for systemic therapy. In the study, significantly more patients achieved co-primary endpoints with Skyrizi versus Otezla. Skyrizi was well-tolerated with no new safety signals identified.

- In August 2023, AbbVie submitted regulatory applications to FDA and EMA for Skyrizi for the treatment of adults with moderately to severely active ulcerative colitis.

- In September 2023, AbbVie announced results from the head-to-head Phase 3 SEQUENCE study that evaluated the efficacy and safety of Skyrizi compared to Stelara among adult patients with moderately to severely active Crohn's disease. In the study, Skyrizi met both primary endpoints at week 24 and achieved superiority of endoscopic remission at week 48 versus Stelara. In addition, all secondary endpoints achieved statistical significance for superiority versus Stelara. Skyrizi was well-tolerated with no new safety signals identified.

<u>Lutikizumab</u>

- In January 2024, AbbVie announced Phase 2 results showing adults with moderate to severe hidradenitis suppurativa (HS) who had previously failed anti-TNF therapy who received lutikizumab achieved higher response rates than placebo in the primary endpoint of

achieving HS Clinical Response at week 16. Based on these data, AbbVie will advance its clinical program of lutikizumab in HS to Phase 3.

Oncology

Epkinly

- In March 2023, AbbVie initiated a Phase 3 clinical trial to evaluate epcoritamab in combination with R-CHOP compared to R-CHOP in patients with newly diagnosed diffuse large B-cell lymphoma (DLBCL).

- In May 2023, AbbVie announced that the FDA approved Epkinly (epcoritamab) as the first bispecific antibody to treat adult patients with relapsed or refractory (R/R) DLBCL.

- In September 2023, AbbVie announced that the EC approved Tepkinly (epcoritamab) for adults with R/R DLBCL after two or more lines of systemic therapy.

- In November 2023, AbbVie announced that the FDA granted Breakthrough Therapy Designation to Epkinly for the treatment of adult patients with R/R follicular lymphoma after two or more therapies. Additionally, the EMA has validated a Type II application for Tepkinly for the same indication.

- In December 2023, AbbVie and Genmab submitted a supplemental biological license application to the FDA for epcoritamab for the treatment of patients with R/R follicular lymphoma.

Imbruvica

- In May 2023, AbbVie voluntarily withdrew, in the U.S., accelerated Imbruvica approvals for patients with mantle cell lymphoma (MCL) who have received at least one prior therapy and with marginal zone lymphoma (MZL) who require systemic therapy and have received at least one prior anti-CD20-based therapy. This voluntary action is due to requirements related to the accelerated approval status granted by the FDA for MCL and MZL. Other approved indications for Imbruvica in the U.S. are not affected.

Navitoclax

- In July 2023, AbbVie announced top-line results from the Phase 3 TRANSFORM-1 clinical trial evaluating the safety and efficacy of navitoclax, a BCL-XL/BCL-2 inhibitor, in combination with ruxolitinib in adult patients with primary or secondary myelofibrosis (MF). The combination of navitoclax and ruxolitinib met the study's primary endpoint, demonstrating statistically significant improvement in the number of patients who achieved Spleen Volume Reduction of at least 35 percent at week 24 compared to treatment with ruxolitinib and a placebo. The study did not meet the first ranked secondary endpoint of improvement in patients' Total Symptom Score from baseline to week 24. The company plans to engage with regulatory agencies regarding potential next steps.

Teliso-V

- In November 2023, AbbVie announced positive top-line results from the Phase 2 LUMINOSITY trial evaluating telisotuzumab-vedotin (Teliso-V) in patients with c-Met protein overexpression, epidermal growth factor receptor wild type, advanced/metastatic nonsquamous non-small cell lung cancer. The results demonstrated a compelling overall response rate per independent central review of 35 percent and 23 percent across c-Met High and c-Met Intermediate patients, with no new safety risks detected. AbbVie will discuss with global health authorities the potential to support an accelerated approval.

Venclexta

- In September 2023, AbbVie announced top-line results from the Phase 3 CANOVA study evaluating the safety and efficacy of Venclexta plus dexamethasone (VenDex) for patients with t(11;14)-positive relapsed or refractory (R/R) multiple myeloma who have received two or more prior treatments. The data did not demonstrate that the treatment combination

significantly improved progression-free survival (PFS), the primary endpoint of the trial. Patients receiving VenDex showed improvement in median PFS with the combination of study comparator pomalidomide and dexamethasone (PomDex); however, the results did not reach statistical significance. The company is discussing the data with health authorities to further understand the potential of Venclexta as a biomarker-driven therapy in multiple myeloma.

Aesthetics

Juvederm Collection

- In May 2023, AbbVie announced that the FDA approved Skinvive by Juvederm to improve skin smoothness of the cheeks in adults over the age of 21.

Botox Cosmetic

- In September 2023, AbbVie announced positive top-line results from the second of three Phase 3 clinical studies evaluating Botox Cosmetic for the treatment of moderate to severe platysma prominence associated with platysma muscle activity. All primary and secondary endpoints were met in the second Phase 3 study and results were consistent with findings from the first Phase 3 study.

- In December 2023, AbbVie submitted regulatory application to the FDA for Botox Cosmetic for the treatment of moderate to severe platysma prominence associated with platysma muscle activity.

BoNT/E

- In October 2023, AbbVie announced positive top-line results from two pivotal Phase 3 clinical studies evaluating trenibotulinumtoxinE (BoNT/E) for the treatment of moderate to severe glabellar lines. All primary and secondary endpoints were met for both Phase 3 studies and results support BoNT/E as a novel botulinum neurotoxin serotype E characterized by a rapid onset of action as early as 8 hours after administration and short duration of effect within 2-3 weeks.

Neuroscience

Qulipta

- In April 2023, AbbVie announced that the FDA approved Qulipta for the preventive treatment of chronic migraine in adults.

- In August 2023, AbbVie announced that the EC approved Aquipta (Qulipta) for the preventive treatment of migraine in adults who have four or more migraine days per month.

ABBV-951

- In March 2023, AbbVie announced that the FDA issued a Complete Response Letter (CRL) for the New Drug Application (NDA) for ABBV-951 (foscarbidopa/foslevodopa) for the treatment of motor fluctuations in adults with advanced Parkinson's disease. In its letter, the FDA requested additional information about the device (pump) as part of the NDA review. The CRL did not request that AbbVie conduct additional efficacy and safety trials related to the drug.

- In December 2023, AbbVie submitted the Complete Response Resubmission for NDA for ABBV-951.

- In January 2024, AbbVie announced the launch of Produodopa (ABBV-951) in the European Union for the treatment of advanced Parkinson's disease with severe motor fluctuations and hyperkinesia (excessive movement) or dyskinesia (involuntary movement), and when available combinations of Parkinson's medicinal products have not given satisfactory results.

RESULTS OF OPERATIONS

Net Revenues

The comparisons presented at constant currency rates reflect comparative local currency net revenues at the prior year's foreign exchange rates. This measure provides information on the change in net revenues assuming that foreign currency exchange rates had not changed between the prior and current periods. AbbVie believes that the non-GAAP measure of change in net revenues at constant currency rates, when used in conjunction with the GAAP measure of change in net revenues at actual currency rates, may provide a more complete understanding of the company's operations and can facilitate analysis of the company's results of operations, particularly in evaluating performance from one period to another.

| | | | | Percent change | | | |
| | | | | At actual currency rates | | At constant currency rates | |
years ended (dollars in millions)	2023	2022	2021	2023	2022	2023	2022
United States	$41,883	$45,713	$43,510	(8.4)%	5.1%	(8.4)%	5.1%
International	12,435	12,341	12,687	0.8%	(2.7)%	3.4%	5.5%
Net revenues	$54,318	$58,054	$56,197	(6.4)%	3.3%	(5.9)%	5.1%

The following table details AbbVie's worldwide net revenues:

| | | | | | Percent change | | | |
| | | | | | At actual currency rates | | At constant currency rates | |
years ended December 31 (dollars in millions)		2023	2022	2021	2023	2022	2023	2022
Immunology								
Humira	United States	$12,160	$18,619	$17,330	(34.7)%	7.4%	(34.7)%	7.4%
	International	2,244	2,618	3,364	(14.3)%	(22.2)%	(11.8)%	(14.9)%
	Total	$14,404	$21,237	$20,694	(32.2)%	2.6%	(31.9)%	3.8%
Skyrizi	United States	$ 6,753	$ 4,484	$ 2,486	50.6%	80.4%	50.6%	80.4%
	International	1,010	681	453	48.3%	50.4%	50.3%	67.1%
	Total	$ 7,763	$ 5,165	$ 2,939	50.3%	75.7%	50.6%	78.3%
Rinvoq	United States	$ 2,824	$ 1,794	$ 1,271	57.4%	41.2%	57.4%	41.2%
	International	1,145	728	380	57.3%	91.4%	60.7%	>100.0%
	Total	$ 3,969	$ 2,522	$ 1,651	57.4%	52.8%	58.4%	58.1%
Oncology								
Imbruvica	United States	$ 2,665	$ 3,426	$ 4,321	(22.2)%	(20.7)%	(22.2)%	(20.7)%
	Collaboration revenues	931	1,142	1,087	(18.5)%	5.1%	(18.5)%	5.1%
	Total	$ 3,596	$ 4,568	$ 5,408	(21.3)%	(15.5)%	(21.3)%	(15.5)%
Venclexta	United States	$ 1,087	$ 1,009	$ 934	7.8%	8.0%	7.8%	8.0%
	International	1,201	1,000	886	20.1%	12.9%	22.3%	24.6%
	Total	$ 2,288	$ 2,009	$ 1,820	13.9%	10.4%	15.0%	16.1%
Epkinly	Collaboration Revenues	$ 28	$ —	$ —	n/m	n/m	n/m	n/m
	International	3	—	—	n/m	n/m	n/m	n/m
	Total	$ 31	$ —	$ —	n/m	n/m	n/m	n/m
Aesthetics								
Botox Cosmetic	United States	$ 1,670	$ 1,654	$ 1,424	1.0%	16.2%	1.0%	16.2%
	International	1,012	961	808	5.3%	18.9%	9.7%	28.8%
	Total	$ 2,682	$ 2,615	$ 2,232	2.6%	17.2%	4.2%	20.8%
Juvederm Collection	United States	$ 519	$ 548	$ 658	(5.4)%	(16.7)%	(5.4)%	(16.7)%
	International	859	880	877	(2.4)%	0.3%	1.9%	8.9%
	Total	$ 1,378	$ 1,428	$ 1,535	(3.6)%	(7.0)%	(0.9)%	(2.1)%
Other Aesthetics	United States	$ 1,060	$ 1,122	$ 1,268	(5.6)%	(11.5)%	(5.6)%	(11.5)%
	International	174	168	198	3.3%	(14.9)%	8.1%	(8.3)%
	Total	$ 1,234	$ 1,290	$ 1,466	(4.4)%	(12.0)%	(3.8)%	(11.1)%
Neuroscience								
Botox Therapeutic	United States	$ 2,476	$ 2,255	$ 2,012	9.8%	12.1%	9.8%	12.1%
	International	515	464	439	11.1%	5.6%	15.5%	15.3%
	Total	$ 2,991	$ 2,719	$ 2,451	10.0%	10.9%	10.8%	12.6%

years ended December 31 (dollars in millions)		2023	2022	2021	Percent change			
					At actual currency rates		At constant currency rates	
					2023	2022	2023	2022
Vraylar	United States	$ 2,755	$ 2,037	$ 1,728	35.2%	17.9%	35.2%	17.9%
	International	4	1	—	>100.0%	n/m	>100.0%	n/m
	Total	$ 2,759	$ 2,038	$ 1,728	35.4%	17.9%	35.4%	17.9%
Duodopa	United States	$ 97	$ 95	$ 102	3.0%	(6.7)%	3.0%	(6.7)%
	International	371	363	409	2.1%	(11.3)%	1.8%	(0.8)%
	Total	$ 468	$ 458	$ 511	2.3%	(10.4)%	2.1%	(2.0)%
Ubrelvy	United States	$ 803	$ 680	$ 552	18.2%	23.2%	18.2%	23.2%
	International	12	—	—	>100.0%	n/m	>100.0%	n/m
	Total	$ 815	$ 680	$ 552	19.9%	23.2%	19.9%	23.2%
Qulipta	United States	$ 405	$ 158	$ —	>100.0%	>100.0%	>100.0%	>100.0%
	International	3	—	—	>100.0%	n/m	>100.0%	n/m
	Total	$ 408	$ 158	$ —	>100.0%	>100.0%	>100.0%	>100.0%
Other Neuroscience	United States	$ 254	$ 456	$ 667	(44.4)%	(30.5)%	(44.4)%	(30.5)%
	International	22	19	18	20.2%	4.8%	24.4%	9.0%
	Total	$ 276	$ 475	$ 685	(41.9)%	(29.6)%	(41.7)%	(29.5)%
Eye Care								
Ozurdex	United States	$ 143	$ 139	$ 130	2.7%	6.9%	2.7%	6.9%
	International	329	289	288	14.0%	0.3%	15.9%	12.9%
	Total	$ 472	$ 428	$ 418	10.3%	2.4%	11.6%	11.0%
Lumigan/Ganfort	United States	$ 173	$ 242	$ 273	(28.4)%	(11.0)%	(28.4)%	(11.0)%
	International	259	272	306	(4.8)%	(11.3)%	(3.6)%	(3.0)%
	Total	$ 432	$ 514	$ 579	(15.9)%	(11.2)%	(15.3)%	(6.8)%
Alphagan/Combigan	United States	$ 121	$ 202	$ 373	(40.1)%	(45.8)%	(40.1)%	(45.8)%
	International	151	144	156	4.9%	(7.9)%	10.4%	2.5%
	Total	$ 272	$ 346	$ 529	(21.4)%	(34.6)%	(19.1)%	(31.5)%
Restasis	United States	$ 382	$ 621	$ 1,234	(38.5)%	(49.6)%	(38.5)%	(49.6)%
	International	54	45	56	19.3%	(20.2)%	25.3%	(13.8)%
	Total	$ 436	$ 666	$ 1,290	(34.6)%	(48.3)%	(34.2)%	(48.0)%
Other Eye Care	United States	$ 433	$ 399	$ 393	9.0%	0.8%	9.0%	0.8%
	International	370	348	358	6.1%	(2.4)%	8.7%	5.4%
	Total	$ 803	$ 747	$ 751	7.6%	(0.7)%	8.8%	3.0%
Other Key Products								
Mavyret	United States	$ 659	$ 755	$ 754	(12.7)%	0.2%	(12.7)%	0.2%
	International	771	786	956	(1.9)%	(17.8)%	1.0%	(8.5)%
	Total	$ 1,430	$ 1,541	$ 1,710	(7.2)%	(9.9)%	(5.7)%	(4.7)%
Creon	United States	$ 1,268	$ 1,278	$ 1,191	(0.8)%	7.3%	(0.8)%	7.3%
Linzess/Constella	United States	$ 1,073	$ 1,003	$ 1,006	7.1%	(0.4)%	7.1%	(0.4)%
	International	35	32	32	8.8%	0.3%	9.7%	7.6%
	Total	$ 1,108	$ 1,035	$ 1,038	7.1%	(0.3)%	7.1%	(0.1)%
All other		$ 3,035	$ 4,137	$ 5,019	(26.7)%	(17.6)%	(25.7)%	(16.3)%
Total net revenues		$54,318	$58,054	$56,197	(6.4)%	3.3%	(5.9)%	5.1%

n/m—Not meaningful

The following discussion and analysis of AbbVie's net revenues by product is presented on a constant currency basis.

Global Humira sales decreased 32% in 2023. In the United States, Humira sales decreased 35% in 2023 primarily driven by direct biosimilar competition following loss of exclusivity on January 31, 2023. Internationally, Humira revenues decreased 12% in 2023 primarily driven by the continued impact of direct biosimilar competition. AbbVie continues to pursue strategies to maintain broad formulary access of Humira and manage the impact of biosimilar erosion.

Net revenues for Skyrizi increased 51% in 2023 primarily driven by continued strong market share uptake as well as market growth across all indications, partially offset by unfavorable pricing.

Net revenues for Rinvoq increased 58% in 2023 primarily driven by continued strong market share uptake as well as market growth across all indications, partially offset by unfavorable pricing.

Net revenues for Imbruvica represent product revenues in the United States and collaboration revenues outside of the United States related to AbbVie's 50% share of Imbruvica profit. AbbVie's

global Imbruvica revenues decreased 21% in 2023 primarily driven by decreased demand and lower market share in the United States as well as decreased collaboration revenues.

Net revenues for Venclexta increased 15% in 2023. In the United States, Venclexta net revenues increased 8% driven by continued market growth across all indications, market share uptake as well as favorable pricing. Internationally, Venclexta net revenues increased 22% primarily driven by continued market share uptake and market growth across all indications.

Net revenues for Botox Cosmetic increased 4% in 2023. In the United States, Botox Cosmetic net revenues increased 1% driven by increased consumer demand due to economic recovery in the toxin market. Internationally, Botox Cosmetic net revenues increased 10% primarily driven by recovery from COVID-19 in China and increased consumer demand across other key international markets.

Net revenues for Juvederm Collection decreased 1% in 2023. In the United States, Juvederm Collection net revenues decreased 5% primarily driven by decreased consumer demand due to economic pressures, partially offset by new product launches. Internationally, Juvederm Collection revenue increased 2% driven by increased consumer demand across key international markets and price.

Net revenues for Botox Therapeutic increased 11% in 2023 driven by market growth and market share uptake, partially offset by unfavorable pricing.

Net revenues for Vraylar increased 35% in 2023 primarily driven by continued market share uptake as well as market growth. Net revenues were also favorably impacted by the regulatory approval of Vraylar as an adjunctive therapy for the treatment of major depressive disorder in adults.

Net revenues for Ubrelvy increased 20% in 2023 primarily driven by continued market share uptake as well as market growth.

Net revenues for Qulipta increased greater than 100% in 2023 primarily driven by continued strong market share uptake as well as market growth. Net revenues were also favorably impacted by the regulatory approval of Qulipta for the preventive treatment of chronic migraine in adults.

Gross Margin

years ended December 31 (dollars in millions)	2023	2022	2021	Percent change 2023	2022
Gross margin	$33,903	$40,640	$38,751	(17)%	5%
as a percent of net revenues	62%	70%	69%		

Gross margin as a percentage of net revenues in 2023 decreased compared to 2022. Gross margin percentage for 2023 was unfavorably impacted by intangible asset impairment charges of $3.6 billion primarily related to Imbruvica, CoolSculpting and Liletta, higher amortization of intangibles and changes in product mix, partially offset by the favorable tax law changes in Puerto Rico.

Selling, General and Administrative

years ended December 31 (dollars in millions)	2023	2022	2021	Percent change 2023	2022
Selling, general and administrative	$12,872	$15,260	$12,349	(16)%	24%
as a percent of net revenues	24%	26%	22%		

Selling, general and administrative (SG&A) expenses as a percentage of net revenues decreased in 2023 compared to the prior year primarily due to income of $485 million driven by a favorable settlement of a litigation matter in 2023 compared to litigation reserve charges of $2.5 billion in 2022, partially offset by the unfavorable impact of increased brand investments and lower net revenues primarily driven by the Humira loss of exclusivity in the United States.

Research and Development

years ended December 31 (dollars in millions)	2023	2022	2021	Percent change 2023	2022
Research and development	$7,675	$6,510	$6,922	18%	(6)%
as a percent of net revenues	14%	11%	12%		

Research and development (R&D) expenses as a percentage of net revenues increased in 2023 compared to 2022. R&D expense percentage for 2023 was unfavorably impacted by increased funding to support all stages of the company's pipeline assets and lower net revenues primarily driven by the Humira loss of exclusivity in the United States. R&D expense percentage in 2023 was also unfavorably impacted by an intangible asset impairment charge of $630 million.

Acquired IPR&D and Milestones

years ended December 31 (in millions)	2023	2022	2021
Upfront charges	$582	$445	$ 962
Development milestones	196	252	162
Acquired IPR&D and milestones	$778	$697	$1,124

Acquired IPR&D and milestones expense in 2022 included a charge related to the upfront payment of $130 million to acquire Syndesi Therapeutics SA. See Note 5 to the Consolidated Financial Statements for additional information.

Other Operating Expense (Income), Net

Other operating expense (income), net included a gain of $169 million in 2023 and a charge of $229 million in 2022 related to a development liability associated with an asset divested as part of Allergan acquisition. Other operating expense (income), net in 2022 also included $172 million of income related to the sale of worldwide commercial rights of a mature brand Pylera. See Note 5 to the Consolidated Financial Statements for additional information.

Other Non-Operating Expenses

years ended December 31 (in millions)	2023	2022	2021
Interest expense	$2,224	$2,230	$2,423
Interest income	(540)	(186)	(39)
Interest expense, net	$1,684	$2,044	$2,384
Net foreign exchange loss	$ 146	$ 148	$ 51
Other expense, net	4,677	2,448	2,500

Interest expense in 2023 decreased compared to 2022 primarily driven by lower average debt balances as a result of deleveraging, partially offset by the impact of higher interest rates.

Interest income in 2023 increased compared to 2022 primarily due to the impact of higher interest rates.

Other expense, net included charges related to changes in fair value of contingent consideration liabilities of $5.1 billion in 2023 and $2.8 billion in 2022. The fair value of contingent consideration liabilities is impacted by the passage of time and multiple other inputs, including the probability of success of achieving regulatory/commercial milestones, discount rates, the estimated amount of future sales of the acquired products and other market-based factors. In 2023, the change in fair value reflected higher estimated Skyrizi sales driven by stronger market share uptake, the passage of time and lower discount rates. In 2022, the change in fair value reflected higher estimated Skyrizi sales driven by stronger market share uptake and the passage of time, partially offset by higher discount rates.

Income Tax Expense

The effective income tax rate was 22% in 2023, 12% in 2022 and 11% in 2021. The effective income tax rates differed from the statutory tax rate principally due to the impact of foreign operations with lower income tax rates in locations outside the United States, the U.S. global minimum tax, changes in fair value of contingent consideration, tax credits and incentives in the United States, Puerto Rico and other foreign tax jurisdictions, and business development activities. The effective income tax rate in

2023 was higher than prior periods due to increased changes in fair value of contingent consideration, intangible asset impairments and the impacts of the transition from the Puerto Rico excise tax to an income tax.

In 2022, Puerto Rico enacted Act 52-2002 (the "Puerto Rico Act") allowing for a transition from a Puerto Rico excise tax levied on gross inventory purchases to an income-based tax beginning in 2023. The company completed the transition requirements of the Puerto Rico Act in 2022, resulting in the remeasurement of certain deferred tax assets and liabilities based on income tax rates at which they are expected to reverse in the future. The net tax benefit recognized in 2022 from the remeasurement of deferred taxes related to the Puerto Rico Act was $323 million.

Our net earnings and cash flows could be affected by future tax policy and law changes in the jurisdictions in which we operate, including changes in tax law related to the projects undertaken by the Organization for Economic Cooperation and Development ("OECD"). These projects include a global minimum tax rate of 15%, referred to as "Pillar Two", and the creation of a new global system to tax income based on the location to which products are sold, referred to as "Pillar One." Numerous countries have agreed to a statement in support of the OECD model rules and European Union member states have agreed to implement Pillar Two. This implementation includes aspects of legislation that are effective starting in 2024. More widespread implementation of Pillar Two is expected to continue, and incremental aspects of the legislation may start in 2025. Significant details around the provision are still emerging. These changes increase tax uncertainty and may adversely impact income tax expense in future years. We will continue to monitor pending legislation and implementation by individual countries and evaluate the potential impact on our business in future periods.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

years ended December 31 (in millions)	2023	2022	2021
Cash flows provided by (used in)			
Operating activities	$ 22,839	$ 24,943	$ 22,777
Investing activities	(2,009)	(623)	(2,344)
Financing activities	(17,222)	(24,803)	(19,039)

Operating cash flows in 2023 decreased from 2022 primarily due to decreased results of operations driven by lower net revenues and higher income tax payments, partially offset by the timing of working capital. Operating cash flows also reflected AbbVie's contributions to its defined benefit plans of $366 million in 2023 and $357 million in 2022.

Investing cash flows in 2023 included payments made for other acquisitions and investments of $1.2 billion, capital expenditures of $777 million, and net purchases of investments securities totaling $22 million. Investing cash flows in 2022 included payments made for capital expenditures of $695 million, other acquisitions and investments of $539 million, $255 million cash consideration paid to acquire DJS Antibodies Ltd offset by cash acquired and net revenues and maturities of investments securities totaling $92 million.

Financing cash flows in 2023 included repayment of $1.0 billion floating rate three-year term loan, $1.0 billion aggregate principal amount of the company's 2.85% senior notes and $350 million aggregate principal amount of the company's 2.80% senior notes. During the quarter ended December 31, 2023 the company also repaid €500 million aggregate principal amount of 1.50% senior euro notes and $1.3 billion aggregate principal amount of 3.75% senior notes at maturity.

Financing cash flows in 2022 included repayment of $3.1 billion aggregate principal amount of the company's 2.9% senior notes, $3.0 billion aggregate principal amount of the company's 2.3% senior notes, $2.9 billion aggregate principal amount of the company's 3.45% senior notes, $1.7 billion aggregate principal amount of the company's 3.25% senior notes, $1.0 billion aggregate principal amount of the company's 3.2% senior notes and $750 million aggregate principal amount of the company's floating rate senior notes. Additionally financing cash flows included repayment of a $2.0 billion floating term loan due May 2025 and issuance of a new $2.0 billion floating rate term loan as part of the term loan refinancing in February 2022.

Financing cash flows also included cash dividend payments of $10.5 billion in 2023 and $10.0 billion in 2022. The increase in cash dividend payments was primarily driven by an increase of the dividend rate.

The company's stock repurchase authorization permits purchases of AbbVie shares from time to time in open-market or private transactions at management's discretion. The program has no time limit and can be discontinued at any time. AbbVie repurchased 10 million shares for $1.6 billion in 2023 and 8 million shares for $1.1 billion in 2022. AbbVie's remaining stock repurchase authorization was $4.8 billion as of December 31, 2023. On February 16, 2023, AbbVie's board of directors authorized a $5.0 billion increase to the existing stock repurchase authorization.

No commercial paper borrowings were issued during 2023 or 2022 and there were no commercial paper borrowings outstanding as of December 31, 2023 or December 31, 2022. Subsequent to 2023, AbbVie issued commercial paper borrowings of which $1.7 billion were outstanding as of the date of filing this Annual Report on Form 10-K. AbbVie may issue additional commercial paper or retire commercial paper to meet liquidity requirements as needed.

Credit Risk

AbbVie monitors economic conditions, the creditworthiness of customers and government regulations and funding, both domestically and abroad. AbbVie regularly communicates with its customers regarding the status of receivable balances, including their payment plans and obtains positive confirmation of the validity of the receivables. AbbVie establishes an allowance for credit losses equal to the estimate of future losses over the contractual life of outstanding accounts receivable. AbbVie may also utilize factoring arrangements to mitigate credit risk, although the receivables included in such arrangements have historically not been a significant amount of total outstanding receivables.

Credit Facility, Access to Capital and Credit Ratings

Credit Facility

In March 2023, AbbVie entered into an amended and restated five-year revolving credit facility. The amendment increased the unsecured revolving credit facility commitments from $4.0 billion to $5.0 billion and extended the maturity date of the facility from August 2023 to March 2028. This credit facility enables the company to borrow funds on an unsecured basis at variable interest rates and contains various covenants. At December 31, 2023, the company was in compliance with all covenants, and commitment fees under the credit facility were insignificant. No amounts were outstanding under the company's credit facility as of December 31, 2023, December 31, 2022, or December 31, 2021.

In connection with the acquisition of ImmunoGen and proposed acquisition of Cerevel Therapeutics, AbbVie entered into a $9.0 billion 364-day bridge credit agreement and a 364-day term loan credit agreement with an aggregate principal amount of $5.0 billion. No amounts were drawn under the bridge credit agreement or term loan credit agreement as of December 31, 2023.

Subsequent to 2023, on February 12, 2024, AbbVie borrowed $5.0 billion under the term loan credit agreement. See Note 5 and Note 10 to the consolidated financial statements for additional information.

Access to Capital

The company intends to fund short-term and long-term financial obligations as they mature through cash on hand, future cash flows from operations or has the ability to issue additional debt. The company's ability to generate cash flows from operations, issue debt or enter into financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for the company's products or in the solvency of its customers or suppliers, deterioration in the company's key financial ratios or credit ratings, or other material unfavorable changes in business conditions. At the current time, the company believes it has sufficient financial flexibility to issue debt, enter into other financing arrangements and attract long-term capital on acceptable terms to support the company's growth objectives.

Credit Ratings

In 2023, Moody's Investors Service upgraded AbbVie's senior unsecured long-term credit rating to A3 with a stable outlook from Baa1 with a positive outlook and affirmed AbbVie's Prime-2 short-term credit rating. In addition, Standard and Poor's Global ratings upgraded AbbVie's long-term issuer credit rating to A- with a stable outlook from BBB+ with a positive outlook. Unfavorable changes to the ratings may have an adverse impact on future financing arrangements; however, they would not affect the company's ability to draw on its credit facility and would not result in an acceleration of scheduled maturities of any of the company's outstanding debt.

Future Cash Requirements

Contractual Obligations

The following table summarizes AbbVie's estimated material contractual obligations as of December 31, 2023:

(in millions)	Total	Current	Long-term
Long-term debt, including current portion	$59,245	$7,170	$52,075
Interest on long-term debt[(a)]	26,273	2,313	23,960
Contingent consideration liabilities[(b)]	19,890	1,952	17,938

(a) Includes estimated future interest payments on long-term debt. Interest payments on debt are calculated for future periods using forecasted interest rates in effect at the end of 2023. Projected interest payments include the related effects of interest rate swap agreements. Certain of these projected interest payments may differ in the future based on changes in floating interest rates or other factors or events. The projected interest payments only pertain to obligations and agreements outstanding at December 31, 2023. See Note 10 to the Consolidated Financial Statements for additional information regarding the company's debt instruments and Note 11 for additional information on the interest rate swap agreements outstanding at December 31, 2023.

(b) Includes contingent consideration liabilities which are recorded at fair value on the consolidated balance sheet. Potential contingent consideration payments that exceed the fair value recorded on the consolidated balance sheet are not included in the table of contractual obligations. See Note 11 to the Consolidated Financial Statements for additional information regarding these liabilities.

AbbVie enters into certain unconditional purchase obligations and other commitments in the normal course of business. There have been no changes to these commitments that would have a material impact on the company's ability to meet either short-term or long-term future cash requirements.

Income Taxes

Future income tax cash requirements include a one-time transition tax liability on a mandatory deemed repatriation of previously untaxed earnings of foreign subsidiaries resulting from U.S. tax reform enacted in 2017. The one-time transition tax liability was $3.0 billion as of December 31, 2023 and is payable in three future annual installments.

Liabilities for unrecognized tax benefits totaled $6.7 billion as of December 31, 2023. It is not possible to reliably estimate the timing of the future cash outflows related to these liabilities. See Note 14 to the Consolidated Financial Statements for additional information on these unrecognized tax benefits.

Quarterly Cash Dividend

On October 26, 2023, AbbVie announced that its board of directors declared an increase in the quarterly cash dividend from $1.48 per share to $1.55 per share beginning with the dividend payable on February 15, 2024, to stockholders of record as of January 16, 2024. This reflects an increase of approximately 4.7% over the previous quarterly rate. The timing, declaration, amount of and payment of any dividends by AbbVie in the future is within the discretion of its board of directors and will depend

upon many factors, including AbbVie's financial condition, earnings, capital requirements of its operating subsidiaries, covenants associated with certain of AbbVie's debt service obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets and other factors deemed relevant by its board of directors.

Acquisitions

In the fourth quarter of 2023, AbbVie entered into a definitive agreement to acquire Cerevel Therapeutics for a total value of approximately $8.7 billion. The transaction is expected to close in 2024 subject to regulatory approvals and other customary closing conditions.

Subsequent to 2023, on February 12, 2024, AbbVie completed its previously announced acquisition of ImmunoGen for a total value of approximately $10.1 billion.

In connection with these acquisitions, AbbVie entered into several debt and financing arrangements. See Note 5 and Note 10 to the consolidated financial statements for additional information.

Collaborations, Licensing and Other Arrangements

AbbVie enters into collaborative, licensing and other arrangements with third parties that may require future milestone payments to third parties contingent upon the achievement of certain development, regulatory, or commercial milestones. Individually, these arrangements are insignificant in any one annual reporting period. However, if milestones for multiple products covered by these arrangements happen to be reached in the same reporting period, the aggregate charge to expense could be material to the results of operations in that period. From a business perspective, the payments are viewed as positive because they signify that the product is successfully moving through development and is now generating or is more likely to generate future cash flows from product sales. It is not possible to predict with reasonable certainty whether these milestones will be achieved or the timing for achievement. See Note 5 to the Consolidated Financial Statements for additional information on these collaboration arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles in the United States requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses. A summary of the company's significant accounting policies is included in Note 2 to the Consolidated Financial Statements. Certain of these policies are considered critical as these most significantly impact the company's financial condition and results of operations and require the most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Actual results may vary from these estimates.

Revenue Recognition

AbbVie recognizes revenue when control of promised goods or services is transferred to the company's customers, in an amount that reflects the consideration AbbVie expects to be entitled to in exchange for those goods or services. Sales, value add and other taxes collected concurrent with revenue-producing activities are excluded from revenue. AbbVie generates revenue primarily from product sales. For the majority of sales, the company transfers control, invoices the customer and recognizes revenue upon shipment to the customer.

Rebates

AbbVie provides rebates to pharmacy benefit managers, state government Medicaid programs, insurance companies that administer Medicare drug plans, wholesalers, group purchasing organizations and other government agencies and private entities.

Rebate and chargeback accruals are accounted for as variable consideration and are recorded as a reduction to revenue in the period the related product is sold. Provisions for rebates and chargebacks totaled $56.8 billion in 2023, $41.4 billion in 2022 and $33.9 billion in 2021. Rebate amounts are

typically based upon the volume of purchases using contractual or statutory prices, which may vary by product and by payer. For each type of rebate, the factors used in the calculations of the accrual for that rebate include the identification of the products subject to the rebate, the applicable price terms and the estimated lag time between sale and payment of the rebate, which can be significant.

In order to establish its rebate and chargeback accruals, the company uses both internal and external data to estimate the level of inventory in the distribution channel and the rebate claims processing lag time for each type of rebate. To estimate the rebate percentage or net price, the company tracks sales by product and by customer or payer. The company evaluates inventory data reported by wholesalers, available prescription volume information, product pricing, historical experience and other factors in order to determine the adequacy of its reserves. AbbVie regularly monitors its reserves and records adjustments when rebate trends, rebate programs and contract terms, legislative changes, or other significant events indicate that a change in the reserve is appropriate. Historically, adjustments to rebate accruals have not been material to net earnings.

The following table is an analysis of the three largest accruals for rebates and chargebacks, which comprise approximately 94% of the total consolidated rebate and chargebacks recorded as reductions to revenues in 2023. Remaining rebate provisions charged against gross revenues are not significant in the determination of operating earnings.

(in millions)	Medicaid and Medicare Rebates	Managed Care Rebates	Wholesaler Chargebacks
Balance as of December 31, 2020	$ 2,945	$ 2,907	$ 741
Provisions	9,622	11,306	11,286
Payments	(8,751)	(11,116)	(11,125)
Balance as of December 31, 2021	3,816	3,097	902
Provisions	11,713	14,119	13,070
Payments	(10,331)	(12,974)	(12,829)
Balance as of December 31, 2022	5,198	4,242	1,143
Provisions	15,153	23,978	14,191
Payments	(15,054)	(21,200)	(14,162)
Balance as of December 31, 2023	$ 5,297	$ 7,020	$ 1,172

Other Allowances

Other allowances include cash discounts, product returns, sales incentives and other adjustments, which are accounted for as variable consideration and are recorded as a reduction to revenue in the same period the related product is sold. Reserves for cash discounts and sales incentives are readily determinable because the company's experience of payment history is fairly consistent. Product returns can be reliably estimated based on the company's historical return experience. Cash discounts totaled $2.0 billion in 2023, $1.8 billion in 2022 and $1.6 billion in 2021. Allowances other than cash discounts are not significant.

Pension and Other Post-Employment Benefits

AbbVie engages outside actuaries to assist in the determination of the obligations and costs under the pension and other post-employment benefit plans that are direct obligations of AbbVie. The valuation of the funded status and the net periodic benefit cost for these plans are calculated using actuarial assumptions. The significant assumptions, which are reviewed annually, include the discount rate, the expected long-term rate of return on plan assets and the health care cost trend rates and are disclosed in Note 12 to the Consolidated Financial Statements.

The discount rate is selected based on current market rates on high-quality, fixed-income investments at December 31 each year. AbbVie employs a yield-curve approach for countries where a robust bond market exists. The yield curve is developed using high-quality bonds. The yield-curve

approach reflects the plans' specific cash flows (i.e. duration) in calculating the benefit obligations by applying the corresponding individual spot rates along the yield curve. AbbVie reflects the plans' specific cash flows and applies them to the corresponding individual spot rates along the yield curve in calculating the service cost and interest cost portions of expense. For other countries, AbbVie reviews various indices such as corporate bond and government bond benchmarks to estimate the discount rate.

AbbVie's assumed discount rates have a significant effect on the amounts reported for defined benefit pension and other post-employment plans as of December 31, 2023. A 50 basis point change in the assumed discount rate would have had the following effects on AbbVie's calculation of net periodic benefit costs in 2024 and projected benefit obligations as of December 31, 2023:

| | 50 basis point | |
(in millions) (brackets denote a reduction)	Increase	Decrease
Defined benefit plans		
Net periodic benefit cost	$ (49)	$ 70
Projected benefit obligation	(674)	756
Other post-employment plans		
Net periodic benefit cost	$ (6)	$ 7
Projected benefit obligation	(53)	59

The expected long-term rate of return is based on the asset allocation, historical performance and the current view of expected future returns. AbbVie considers these inputs with a long-term focus to avoid short-term market influences. The current long-term rate of return on plan assets for each plan is supported by the historical performance of the trust's actual and target asset allocation. AbbVie's assumed expected long-term rate of return has a significant effect on the amounts reported for defined benefit pension plans as of December 31, 2023 and will be used in the calculation of net periodic benefit cost in 2024. A one percentage point change in assumed expected long-term rate of return on plan assets would increase or decrease the net period benefit cost of these plans in 2024 by $106 million.

The health care cost trend rate is selected by reviewing historical trends and current views on projected future health care cost increases. The current health care cost trend rate is supported by the historical trend experience of each plan. Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans as of December 31, 2023 and will be used in the calculation of net periodic benefit cost in 2024.

Income Taxes

AbbVie accounts for income taxes under the asset and liability method. Provisions for federal, state and foreign income taxes are calculated on reported pre-tax earnings based on current tax laws. Deferred taxes are provided using enacted tax rates on the future tax consequences of temporary differences, which are the differences between the financial statement carrying amount of assets and liabilities and their respective tax bases and the tax benefits of carryforwards. A valuation allowance is established or maintained when, based on currently available information, it is more likely than not that all or a portion of a deferred tax asset will not be realized.

Litigation

The company is subject to contingencies, such as various claims, legal proceedings and investigations regarding product liability, intellectual property, commercial, securities and other matters that arise in the normal course of business. See Note 15 to the Consolidated Financial Statements for additional information. Loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount within a probable range is recorded. Accordingly, AbbVie is often initially unable to develop a best estimate of loss and therefore, the minimum amount, which could be zero, is recorded. As information becomes known, either the minimum loss amount is increased, resulting in additional loss provisions, or a best estimate can be made, also resulting in additional loss provisions. Occasionally, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously expected.

Valuation of Goodwill and Intangible Assets

AbbVie has acquired and may continue to acquire significant intangible assets in connection with business combinations that AbbVie records at fair value. Transactions involving the purchase or sale of intangible assets occur between companies in the pharmaceuticals industry and valuations are usually based on a discounted cash flow analysis incorporating the stage of completion. The discounted cash flow model requires assumptions about the timing and amount of future net cash flows, risk, cost of capital, terminal values and market participants. Each of these factors can significantly affect the value of the intangible asset. In-process research and development (IPR&D) acquired in a business combination is capitalized as an indefinite-lived intangible asset until regulatory approval is obtained, at which time it is accounted for as a definite-lived asset and amortized over its estimated useful life, or discontinuation, at which point the intangible asset will be written off. IPR&D acquired in transactions that are not business combinations is expensed immediately, unless deemed to have an alternative future use. Payments made to third parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life.

AbbVie reviews the recoverability of definite-lived intangible assets whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Goodwill and indefinite-lived intangible assets are reviewed for impairment annually or when an event occurs that could result in an impairment. See Note 2 to the Consolidated Financial Statements for additional information.

Annually, the company tests its goodwill for impairment by first assessing qualitative factors to determine whether it is more likely than not that the fair value is less than its carrying amount. Some of the factors considered in the assessment include general macro-economic conditions, conditions specific to the industry and market, cost factors, the overall financial performance and whether there have been sustained declines in the company's share price. If the company concludes it is more likely than not that the fair value of the reporting unit is less than its carrying amount, a quantitative impairment test is performed. AbbVie tests indefinite-lived intangible assets for impairment by first assessing qualitative factors to determine whether it is more likely than not that the fair value is less than its carrying amount. If the company concludes it is more likely than not that the fair value is less than its carrying amount, a quantitative impairment test is performed.

For its quantitative impairment tests, the company uses an estimated future cash flow approach that requires significant judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, the selection of an appropriate discount rate, asset groupings and other assumptions and estimates. The estimates and assumptions used are consistent with the company's business plans and a market participant's views. The use of alternative estimates and assumptions could increase or decrease projected cash flows and the estimated fair value of the related intangible assets. Future changes to these estimates and assumptions could have a material impact on the company's results of operations. Actual results may differ from the company's estimates.

Contingent Consideration

The fair value measurements of contingent consideration liabilities are determined as of the acquisition date based on significant unobservable inputs, including the discount rate, estimated probabilities and timing of achieving specified development, regulatory and commercial milestones and the estimated amount of future sales of the acquired products. Contingent consideration liabilities are revalued to fair value at each subsequent reporting date until the related contingency is resolved. The potential contingent consideration payments are estimated by applying a probability-weighted expected payment model for contingent milestone payments and a Monte Carlo simulation model for contingent royalty payments, which are then discounted to present value. Changes to the fair value of the contingent consideration liabilities can result from changes to one or a number of inputs, including discount rates, the probabilities of achieving the milestones, the time required to achieve the milestones and estimated future sales. Significant judgment is employed in determining the appropriateness of certain of these inputs, which are disclosed in Note 11 to the Consolidated Financial Statements. Changes to the inputs described above could have a material impact on the company's financial position and results of operations in any given period.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The company is exposed to risk that its earnings, cash flows and equity could be adversely impacted by changes in foreign exchange rates and interest rates. Certain derivative instruments are used when available on a cost-effective basis to hedge the company's underlying economic exposures. See Note 11 to the Consolidated Financial Statements for additional information regarding the company's financial instruments and hedging strategies.

Foreign Currency Risk

AbbVie's primary net foreign currency exposures are the Euro, Japanese yen, Canadian dollar, Chinese yuan and British pound. The following table reflects the total foreign currency forward exchange contracts outstanding at December 31, 2023 and 2022:

	2023			2022		
as of December 31 (in millions)	Contract amount	Weighted average exchange rate	Fair and carrying value receivable/ (payable)	Contract amount	Weighted average exchange rate	Fair and carrying value receivable/ (payable)
Receive primarily U.S. dollars in exchange for the following currencies:						
Euro	$10,707	1.107	$ (99)	$ 8,507	1.071	$ 9
Canadian dollar	1,244	1.329	(8)	1,302	1.312	40
Japanese yen	726	139.636	2	567	133.271	(3)
British pound	505	1.271	(1)	772	1.234	(8)
Chinese yuan	479	7.104	—	596	7.024	(5)
All other currencies	2,263	n/a	(31)	1,954	n/a	(2)
Total	$15,924		$(137)	$13,698		$31

The company estimates that a 10% appreciation in the underlying currencies being hedged from their levels against the U.S. dollar, with all other variables held constant, would decrease the fair value of foreign exchange forward contracts by $1.6 billion at December 31, 2023. If realized, this appreciation would negatively affect earnings over the remaining life of the contracts. However, gains and losses on the hedging instruments offset losses and gains on the hedged transactions and reduce the earnings and stockholders' equity volatility relating to foreign exchange. A 10% appreciation is believed to be a reasonably possible near-term change in foreign currencies.

As of December 31, 2023, the company has €5.4 billion aggregate principal amount of unsecured senior Euro notes outstanding, which are exposed to foreign currency risk. The company designated these foreign currency denominated notes as hedges of its net investments in certain foreign subsidiaries and affiliates. As a result, any foreign currency translation gains or losses related to the Euro notes will be included in accumulated other comprehensive loss. See Note 10 to the Consolidated Financial Statements for additional information regarding the senior Euro notes and Note 11 to the Consolidated Financial Statements for additional information regarding the net investment hedging program.

Interest Rate Risk

The company estimates that an increase in interest rates of 100 basis points would adversely impact the fair value of AbbVie's interest rate swap contracts by approximately $216 million at December 31, 2023. If realized, the fair value reduction would affect earnings over the remaining life of the contracts. The company estimates that an increase of 100 basis points in long-term interest rates would decrease the fair value of long-term debt by $3.9 billion at December 31, 2023. A 100 basis point change is believed to be a reasonably possible near-term change in interest rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

AbbVie Inc. and Subsidiaries

Consolidated Statements of Earnings

years ended December 31 (in millions, except per share data)	2023	2022	2021
Net revenues	$54,318	$58,054	$56,197
Cost of products sold	20,415	17,414	17,446
Selling, general and administrative	12,872	15,260	12,349
Research and development	7,675	6,510	6,922
Acquired IPR&D and milestones	778	697	1,124
Other operating expense (income), net	(179)	56	432
Total operating costs and expenses	41,561	39,937	38,273
Operating earnings	12,757	18,117	17,924
Interest expense, net	1,684	2,044	2,384
Net foreign exchange loss	146	148	51
Other expense, net	4,677	2,448	2,500
Earnings before income tax expense	6,250	13,477	12,989
Income tax expense	1,377	1,632	1,440
Net earnings	4,873	11,845	11,549
Net earnings attributable to noncontrolling interest	10	9	7
Net earnings attributable to AbbVie Inc.	$ 4,863	$11,836	$11,542
Per share data			
Basic earnings per share attributable to AbbVie Inc.	$ 2.73	$ 6.65	$ 6.48
Diluted earnings per share attributable to AbbVie Inc.	$ 2.72	$ 6.63	$ 6.45
Weighted-average basic shares outstanding	1,768	1,771	1,770
Weighted-average diluted shares outstanding	1,773	1,778	1,777

The accompanying notes are an integral part of these consolidated financial statements.

AbbVie Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

years ended December 31 (in millions)	2023	2022	2021
Net earnings	$4,873	$11,845	$11,549
Foreign currency translation adjustments, net of tax expense (benefit) of $15 in 2023, $(10) in 2022 and $(35) in 2021	407	(943)	(1,153)
Net investment hedging activities, net of tax expense (benefit) of $(109) in 2023, $152 in 2022 and $193 in 2021	(399)	555	699
Pension and post-employment benefits, net of tax expense (benefit) of $(6) in 2023, $272 in 2022 and $124 in 2021	(30)	1,088	521
Cash flow hedging activities, net of tax expense (benefit) of $(19) in 2023, $5 in 2022 and $20 in 2021	(84)	—	151
Other comprehensive income (loss)	$ (106)	$ 700	$ 218
Comprehensive income	4,767	12,545	11,767
Comprehensive income attributable to noncontrolling interest	10	9	7
Comprehensive income attributable to AbbVie Inc.	$4,757	$12,536	$11,760

The accompanying notes are an integral part of these consolidated financial statements.

AbbVie Inc. and Subsidiaries

Consolidated Balance Sheets

as of December 31 (in millions, except share data)	2023	2022
Assets		
Current assets		
Cash and equivalents	$ 12,814	$ 9,201
Short-term investments	2	28
Accounts receivable, net	11,155	11,254
Inventories	4,099	3,579
Prepaid expenses and other	4,932	4,401
Total current assets	33,002	28,463
Investments	304	241
Property and equipment, net	4,989	4,935
Intangible assets, net	55,610	67,439
Goodwill	32,293	32,156
Other assets	8,513	5,571
Total assets	$134,711	$138,805
Liabilities and Equity		
Current liabilities		
Short-term borrowings	$ —	$ 1
Current portion of long-term debt and finance lease obligations	7,191	4,135
Accounts payable and accrued liabilities	30,650	25,402
Total current liabilities	37,841	29,538
Long-term debt and finance lease obligations	52,194	59,135
Deferred income taxes	1,952	2,190
Other long-term liabilities	32,327	30,655
Commitments and contingencies		
Stockholders' equity		
Common stock, $0.01 par value, 4,000,000,000 shares authorized, 1,823,046,087 shares issued as of December 31, 2023 and 1,813,770,294 as of December 31, 2022	18	18
Common stock held in treasury, at cost, 57,105,354 shares as of December 31, 2023 and 44,589,000 as of December 31, 2022	(6,533)	(4,594)
Additional paid-in capital	20,180	19,245
Retained earnings (accumulated deficit)	(1,000)	4,784
Accumulated other comprehensive loss	(2,305)	(2,199)
Total stockholders' equity	10,360	17,254
Noncontrolling interest	37	33
Total equity	10,397	17,287
Total liabilities and equity	$134,711	$138,805

The accompanying notes are an integral part of these consolidated financial statements.

AbbVie Inc. and Subsidiaries

Consolidated Statements of Equity

years ended December 31 (in millions)	Common shares outstanding	Common stock	Treasury stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive loss	Noncontrolling interest	Total
Balance at December 31, 2020	1,765	$18	$(2,264)	$17,384	$ 1,055	$(3,117)	$21	$ 13,097
Net earnings attributable to AbbVie Inc.	—	—	—	—	11,542	—	—	11,542
Other comprehensive income, net of tax	—	—	—	—	—	218	—	218
Dividends declared	—	—	—	—	(9,470)	—	—	(9,470)
Purchases of treasury stock	(8)	—	(934)	—	—	—	—	(934)
Stock-based compensation plans and other	11	—	55	921	—	—	—	976
Change in noncontrolling interest	—	—	—	—	—	—	7	7
Balance at December 31, 2021	1,768	18	(3,143)	18,305	3,127	(2,899)	28	15,436
Net earnings attributable to AbbVie Inc.	—	—	—	—	11,836	—	—	11,836
Other comprehensive income, net of tax	—	—	—	—	—	700	—	700
Dividends declared	—	—	—	—	(10,179)	—	—	(10,179)
Purchases of treasury stock	(10)	—	(1,487)	—	—	—	—	(1,487)
Stock-based compensation plans and other	11	—	36	940	—	—	—	976
Change in noncontrolling interest	—	—	—	—	—	—	5	5
Balance at December 31, 2022	1,769	18	(4,594)	19,245	4,784	(2,199)	33	17,287
Net earnings attributable to AbbVie Inc.	—	—	—	—	4,863	—	—	4,863
Other comprehensive loss, net of tax	—	—	—	—	—	(106)	—	(106)
Dividends declared	—	—	—	—	(10,647)	—	—	(10,647)
Purchases of treasury stock	(12)	—	(1,978)	—	—	—	—	(1,978)
Stock-based compensation plans and other	9	—	39	935	—	—	—	974
Change in noncontrolling interest	—	—	—	—	—	—	4	4
Balance at December 31, 2023	1,766	$18	$(6,533)	$20,180	$ (1,000)	$(2,305)	$37	$ 10,397

The accompanying notes are an integral part of these consolidated financial statements.

AbbVie Inc. and Subsidiaries

Consolidated Statements of Cash Flows

years ended December 31 (in millions) (brackets denote cash outflows)	2023	2022	2021
Cash flows from operating activities			
Net earnings	$ 4,873	$ 11,845	$ 11,549
Adjustments to reconcile net earnings to net cash from operating activities:			
Depreciation	752	778	803
Amortization of intangible assets	7,946	7,689	7,718
Deferred income taxes	(2,889)	(1,931)	(898)
Change in fair value of contingent consideration liabilities	5,128	2,761	2,679
Payments of contingent consideration liabilities	(870)	(164)	(91)
Stock-based compensation	747	671	692
Acquired IPR&D and milestones	778	697	1,124
Other charges related to collaborations	—	—	500
Gain on divestitures	—	(172)	(68)
Non-cash litigation reserve adjustments, net of cash payments	(443)	2,243	163
Impairment of intangible assets	4,229	770	50
Other, net	(225)	(150)	(213)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	66	(1,455)	(1,321)
Inventories	(417)	(686)	(142)
Prepaid expenses and other assets	(188)	(264)	(197)
Accounts payable and other liabilities	3,840	1,769	1,719
Income tax assets and liabilities, net	(488)	542	(1,290)
Cash flows from operating activities	22,839	24,943	22,777
Cash flows from investing activities			
Acquisition of businesses, net of cash acquired	—	(255)	(525)
Other acquisitions and investments	(1,223)	(539)	(1,377)
Acquisitions of property and equipment	(777)	(695)	(787)
Purchases of investment securities	(77)	(1,438)	(119)
Sales and maturities of investment securities	55	1,530	98
Other, net	13	774	366
Cash flows from investing activities	(2,009)	(623)	(2,344)
Cash flows from financing activities			
Proceeds from issuance of long-term debt	—	2,000	1,000
Repayments of long-term debt and finance lease obligations	(4,149)	(14,433)	(9,414)
Debt issuance costs	(38)	—	—
Dividends paid	(10,539)	(10,043)	(9,261)
Purchases of treasury stock	(1,972)	(1,487)	(934)
Proceeds from the exercise of stock options	180	262	244
Payments of contingent consideration liabilities	(752)	(1,132)	(698)
Other, net	48	30	24
Cash flows from financing activities	(17,222)	(24,803)	(19,039)
Effect of exchange rate changes on cash and equivalents	5	(62)	(97)
Net change in cash and equivalents	3,613	(545)	1,297
Cash and equivalents, beginning of year	9,201	9,746	8,449
Cash and equivalents, end of year	$ 12,814	$ 9,201	$ 9,746
Other supplemental information			
Interest paid, net of portion capitalized	$ 2,469	$ 2,546	$ 2,712
Income taxes paid	4,702	2,988	3,648

The accompanying notes are an integral part of these consolidated financial statements.

AbbVie Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1 Background

Background

The principal business of AbbVie Inc. (AbbVie or the company) is the discovery, development, manufacturing and sale of a broad line of therapies that address some of the world's most complex and serious diseases. AbbVie's products are generally sold worldwide directly to wholesalers, distributors, government agencies, health care facilities, specialty pharmacies and independent retailers from AbbVie-owned distribution centers and public warehouses. Certain products (including aesthetic products and devices) are also sold directly to physicians and other licensed healthcare providers. In the United States, AbbVie distributes pharmaceutical products principally through independent wholesale distributors, with some sales directly to retailers, pharmacies, patients or other customers. Outside the United States, AbbVie sells products primarily to wholesalers or through distributors, and depending on the market works through largely centralized national payers systems to agree on reimbursement terms.

AbbVie was incorporated in Delaware on April 10, 2012. On January 1, 2013, AbbVie became an independent, publicly-traded company as a result of the distribution by Abbott Laboratories (Abbott) of 100% of the outstanding common stock of AbbVie to Abbott's shareholders.

Note 2 Summary of Significant Accounting Policies

Use of Estimates

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those amounts. Significant estimates include amounts for rebates, pension and other post-employment benefits, income taxes, litigation, valuation of goodwill and intangible assets, contingent consideration liabilities, financial instruments and inventory and accounts receivable exposures.

Basis of Consolidation

The consolidated financial statements include the accounts of AbbVie and all of its subsidiaries in which a controlling interest is maintained. Controlling interest is determined by majority ownership interest and the absence of substantive third-party participating rights or, in the case of variable interest entities, where AbbVie is determined to be the primary beneficiary. Investments in companies over which AbbVie has a significant influence but not a controlling interest are accounted for using the equity method with AbbVie's share of earnings or losses reported in other expense, net in the consolidated statements of earnings. Intercompany balances and transactions are eliminated. Certain reclassifications have been made to conform the prior period consolidated financial statements to the current period presentation.

Revenue Recognition

AbbVie recognizes revenue when control of promised goods or services is transferred to the company's customers, in an amount that reflects the consideration AbbVie expects to be entitled to in exchange for those goods or services. Sales, value add and other taxes collected concurrent with revenue-producing activities are excluded from revenue. AbbVie generates revenue primarily from product sales. For the majority of sales, the company transfers control, invoices the customer and recognizes revenue upon shipment to the customer. The company recognizes shipping and handling costs as an expense in cost of products sold when the company transfers control to the customer. Payment terms vary depending on the type and location of the customer, are based on customary commercial terms and are generally less than one year. AbbVie does not adjust revenue for the

effects of a significant financing component for contracts where AbbVie expects the period between the transfer of the good or service and collection to be one year or less.

Cash discounts, rebates and chargebacks, sales incentives, product returns and certain other adjustments are accounted for as variable consideration. Provisions for variable consideration are based on current pricing, executed contracts, government pricing legislation and historical data and are provided for in the period the related revenues are recorded. Rebate amounts are typically based upon the volume of purchases using contractual or statutory prices, which may vary by product and by payer. For each type of rebate, factors used in the calculation of the accrual include the identification of the products subject to the rebate, the applicable price terms and the estimated lag time between sale and payment of the rebate, which can be significant.

In addition to revenue from contracts with customers, the company also recognizes certain collaboration revenues. See Note 6 for additional information related to the collaborations with Janssen Biotech, Inc. and Genentech, Inc. Additionally, see Note 16 for disaggregation of revenue by product and geography.

Research and Development Expenses

Internal R&D costs are expensed as incurred. Clinical trial costs incurred by third parties are expensed as the contracted work is performed.

Acquired IPR&D and Milestones Expenses

In an asset acquisition, payments incurred prior to regulatory approval to acquire rights to in-process R&D projects are expensed as acquired IPR&D and milestones expense in the consolidated statements of earnings unless the project has an alternative future use. These costs include upfront and development milestone payments related to R&D collaborations, licensing arrangements, or other asset acquisitions that provide rights to develop, manufacture and/or sell pharmaceutical products. Where contingent development milestone payments are due to third parties, prior to regulatory approval, the payment obligations are expensed when the milestone results are achieved. Regulatory and commercial milestone payments made to third parties subsequent to regulatory approval are capitalized as intangible assets and amortized to cost of products sold over the remaining useful life of the related product.

Business Combinations

AbbVie utilizes the acquisition method of accounting for business combinations. This method requires, among other things, that results of operations of acquired companies are included in AbbVie's results of operations beginning on the acquisition date and that assets acquired and liabilities assumed are recognized at fair value as of the acquisition date. Any excess of the fair value of consideration transferred over the fair value of the net assets acquired is recognized as goodwill. Contingent consideration liabilities are recognized at the estimated fair value on the acquisition date. Subsequent changes to the fair value of contingent consideration liabilities are recognized in other expense, net in the consolidated statements of earnings. The fair value of assets acquired and liabilities assumed in certain cases may be subject to revision based on the final determination of fair value during a period of time not to exceed 12 months from the acquisition date. Legal costs, due diligence costs, business valuation costs and all other business acquisition costs are expensed when incurred.

In a business combination, the fair value of IPR&D projects acquired is capitalized and accounted for as indefinite-lived intangible assets until the underlying project receives regulatory approval, at which point the intangible asset will be accounted for as a definite-lived intangible asset, or discontinuation, at which point the intangible asset will be written off. R&D costs incurred by the company after the acquisition are expensed to R&D as incurred.

Collaborations and Other Arrangements

The company enters into collaborative agreements with third parties to develop and commercialize drug candidates. Collaborative activities may include joint research and development and

commercialization of new products. AbbVie generally receives certain licensing rights under these arrangements. These collaborations often require upfront payments and may include additional milestone, research and development cost sharing, royalty or profit share payments, contingent upon the occurrence of certain future events linked to the success of the asset in development and commercialization. Upfront payments associated with collaborative arrangements and subsequent payments made to the partner for the achievement of development milestones prior to regulatory approval are expensed to acquired IPR&D and milestones expense in the consolidated statements of earnings. Regulatory and commercial milestone payments made to the partner subsequent to regulatory approval are capitalized as intangible assets and amortized to cost of products sold over the estimated useful life of the related asset. Royalties are expensed to cost of products sold in the consolidated statements of earnings when incurred.

Advertising

Costs associated with advertising are expensed as incurred and are included in selling, general and administrative (SG&A) expense in the consolidated statements of earnings. Advertising expenses were $2.2 billion in 2023, $2.0 billion in 2022 and $2.1 billion in 2021.

Pension and Other Post-Employment Benefits

AbbVie records annual expenses relating to its defined benefit pension and other post-employment benefit plans based on calculations which utilize various actuarial assumptions including discount rates, rates of return on assets, compensation increases, turnover rates and health care cost trend rates. AbbVie reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends. Actuarial gains and losses are deferred in accumulated other comprehensive income (loss) (AOCI), net of tax and are amortized over the remaining service attribution periods of the employees under the corridor method. Differences between the expected long-term return on plan assets and the actual annual return are generally amortized to net periodic benefit cost over a five-year period.

Income Taxes

Income taxes are accounted for under the asset and liability method. Provisions for federal, state and foreign income taxes are calculated on reported pre-tax earnings based on current tax laws. Deferred taxes are provided using enacted tax rates on the future tax consequences of temporary differences, which are the differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and the tax benefits of carryforwards. A valuation allowance is established or maintained when, based on currently available information, it is more likely than not that all or a portion of a deferred tax asset will not be realized.

Cash and Equivalents

Cash and equivalents include money market funds and time deposits with original maturities of three months or less.

Investments

Investments consist primarily of equity securities, held-to-maturity debt securities, marketable debt securities and time deposits. Investments in equity securities that have readily determinable fair values are recorded at fair value. Investments in equity securities that do not have readily determinable fair values are recorded at cost and are remeasured to fair value based on certain observable price changes or impairment events as they occur. Held-to-maturity debt securities are recorded at cost. Gains or losses on investments are included in other expense, net in the consolidated statements of earnings. Investments in marketable debt securities are classified as available-for-sale and are recorded at fair value with any unrealized holding gains or losses, net of tax, included in AOCI on the consolidated balance sheets until realized, at which time the gains or losses are recognized in earnings.

AbbVie periodically assesses its marketable debt securities for impairment and credit losses. When a decline in the fair value of marketable debt security is due to credit related factors, an allowance for

credit losses is recorded with a corresponding charge to other expense, net in the consolidated statements of earnings. When AbbVie determines that a non-credit related impairment has occurred, the amortized cost basis of the investment, net of allowance for credit losses, is written down with a charge to other expense, net in the consolidated statements of earnings and an available-for-sale investment's unrealized loss is reclassified from AOCI to other expense, net in the consolidated statements of earnings. Realized gains and losses on sales of investments are computed using the first-in, first-out method adjusted for any impairments and credit losses that were recorded in net earnings.

Accounts Receivable

Accounts receivable are stated at amortized cost less allowance for credit losses. The allowance for credit losses reflects the best estimate of future losses over the contractual life of outstanding accounts receivable and is determined on the basis of historical experience, specific allowances for known troubled accounts, other currently available information including customer financial condition and both current and forecasted economic conditions.

Inventories

Inventories are valued at the lower of cost (first-in, first-out basis) or market. Cost includes material and conversion costs. Inventories consisted of the following:

as of December 31 (in millions)	2023	2022
Finished goods	$1,356	$1,162
Work-in-process	1,643	1,417
Raw materials	1,100	1,000
Inventories	$4,099	$3,579

Property and Equipment

as of December 31 (in millions)	2023	2022
Land	$ 286	$ 286
Buildings	2,827	2,737
Equipment	7,449	7,107
Construction in progress	1,073	856
Property and equipment, gross	11,635	10,986
Less accumulated depreciation	(6,646)	(6,051)
Property and equipment, net	$ 4,989	$ 4,935

Depreciation for property and equipment is recorded on a straight-line basis over the estimated useful lives of the assets. The estimated useful life for buildings ranges from 10 to 50 years. Buildings include leasehold improvements which are amortized over the lesser of the remainder of the lease term or the useful life of the leasehold improvement. The estimated useful life for equipment ranges from 2 to 25 years. Equipment includes certain computer software and software development costs incurred in connection with developing or obtaining software for internal use and is amortized over 3 to 10 years. Depreciation expense was $752 million in 2023, $778 million in 2022 and $803 million in 2021.

Leases

Short-term leases with a term of 12 months or less are not recorded on the balance sheet. For leases commencing or modified in 2019 or later, AbbVie does not separate lease components from non-lease components.

The company records lease liabilities based on the present value of lease payments over the lease term. AbbVie generally uses an incremental borrowing rate to discount its lease liabilities, as the rate implicit in the lease is typically not readily determinable. Certain lease agreements include renewal options that are under the company's control. AbbVie includes optional renewal periods in the lease term only when it is reasonably certain that AbbVie will exercise its option.

Variable lease payments include payments to lessors for taxes, maintenance, insurance and other operating costs as well as payments that are adjusted based on an index or rate. The company's lease agreements do not contain any significant residual value guarantees or restrictive covenants.

Litigation and Contingencies

Loss contingency provisions are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing information. When a best estimate cannot be made, the minimum loss contingency amount in a probable range is recorded. Legal fees are expensed as incurred. AbbVie accrues for product liability claims on an undiscounted basis. The liabilities are evaluated quarterly and adjusted if necessary as additional information becomes available. Receivables for insurance recoveries for product liability claims, if any, are recorded as assets on an undiscounted basis when it is probable that a recovery will be realized.

Goodwill and Intangible Assets

Intangible assets acquired in a business combination are recorded at fair value using a discounted cash flow model. The discounted cash flow model requires assumptions about the timing and amount of future net cash flows, risk, the cost of capital and terminal values of market participants. Definite-lived intangibles are amortized over their estimated useful lives using the estimated pattern of economic benefit. AbbVie reviews the recoverability of definite-lived intangible assets whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. AbbVie first compares the projected undiscounted cash flows to be generated by the asset to its carrying value. If the undiscounted cash flows of an intangible asset are less than the carrying value, the intangible asset is written down to its fair value. Where cash flows cannot be identified for an individual asset, the review is applied at the lowest level for which cash flows are largely independent of the cash flows of other assets and liabilities.

Goodwill and indefinite-lived assets are not amortized but are subject to an impairment review annually and more frequently when indicators of impairment exist. An impairment of goodwill could occur if the carrying amount of a reporting unit exceeded the fair value of that reporting unit. An impairment of indefinite-lived intangible assets would occur if the fair value of the intangible asset is less than the carrying value.

The company tests its goodwill for impairment by first assessing qualitative factors to determine whether it is more likely than not that the fair value is less than its carrying amount. If the company concludes it is more likely than not that the fair value of the reporting unit is less than its carrying amount, a quantitative impairment test is performed. AbbVie tests indefinite-lived intangible assets for impairment by first assessing qualitative factors to determine whether it is more likely than not that the fair value is less than its carrying amount. If the company concludes it is more likely than not that the fair value is less than its carrying amount, a quantitative impairment test is performed. For its quantitative impairment tests, the company uses an estimated future cash flow approach that requires significant judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, the selection of an appropriate discount rate, asset groupings and other assumptions and estimates. The estimates and assumptions used are consistent with the company's business plans and a market participant's views. The use of alternative estimates and assumptions could increase or decrease projected cash flows and the estimated fair value of the related intangible assets. Future changes to these estimates and assumptions could have a material impact on the company's results of operations. Actual results may differ from the company's estimates.

Foreign Currency Translation

Foreign subsidiary earnings are translated into U.S. dollars using average exchange rates. The net assets of foreign subsidiaries are translated into U.S. dollars using period-end exchange rates. The U.S. dollar effects that arise from translating the net assets of these subsidiaries at changing rates are recognized in other comprehensive income (loss) in the consolidated statements of comprehensive income. The net assets of subsidiaries in highly inflationary economies are remeasured as if the

functional currency were the reporting currency. The remeasurement is recognized in net foreign exchange loss in the consolidated statements of earnings.

Derivatives

All derivative instruments are recognized as either assets or liabilities at fair value on the consolidated balance sheets and are classified as current or long-term based on the scheduled maturity of the instrument.

For derivatives formally designated as hedges, the company assesses at inception and quarterly thereafter whether the hedging derivatives are highly effective in offsetting changes in the fair value or cash flows of the hedged item. The changes in fair value of a derivative designated as a fair value hedge and of the hedged item attributable to the hedged risk are recognized in earnings immediately. The effective portions of changes in the fair value of a derivative designated as a cash flow hedge are reported in AOCI and are subsequently recognized in earnings consistent with the underlying hedged item. If it is determined that a derivative is no longer highly effective as a hedge, the company discontinues hedge accounting prospectively. If a hedged forecasted transaction becomes probable of not occurring, any gains or losses are reclassified from AOCI to earnings. Derivatives that are not designated as hedges are adjusted to fair value through current earnings.

The company also uses derivative instruments or foreign currency denominated debt to hedge its net investments in certain foreign subsidiaries and affiliates. Realized and unrealized gains and losses from these hedges are included in AOCI.

Derivative cash flows, with the exception of net investment hedges, are principally classified in the operating section of the consolidated statements of cash flows, consistent with the underlying hedged item. Cash flows related to net investment hedges are classified in the investing section of the consolidated statements of cash flows.

Recent Accounting Pronouncements

Recent Accounting Pronouncements Not Yet Adopted

ASU No. 2023-09

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2023-09, *Income Taxes (Topic 740)*. The standard requires disaggregation of the effective rate reconciliation into standard categories, enhances disclosure of income taxes paid, and modifies other income tax-related disclosures. The standard will be effective for AbbVie starting in annual periods in 2025, with early adoption permitted. AbbVie is currently assessing the impact of adopting this guidance on its consolidated financial statements.

ASU No. 2023-07

In November 2023, the FASB issued ASU No. 2023-07 *Segment Reporting—Improving Reportable Segment Disclosures (Topic 280)*. The standard requires disclosures to include significant segment expenses that are regularly provided to the chief operating decision maker (CODM), a description of other segment items by reportable segment, and any additional measures of a segment's profit or loss used by the CODM when deciding how to allocate resources. The ASU also requires all annual disclosures currently required by Topic 280 to be included in interim periods. The standard is effective for AbbVie starting in annual periods in 2024 and interim periods in 2025, with early adoption permitted and requires retrospective application to all prior periods presented in the financial statements. AbbVie is currently assessing the impact of adopting this guidance on its consolidated financial statements.

Note 3 Supplemental Financial Information

Interest Expense, Net

years ended December 31 (in millions)	2023	2022	2021
Interest expense	$2,224	$2,230	$2,423
Interest income	(540)	(186)	(39)
Interest expense, net	$1,684	$2,044	$2,384

Accounts Payable and Accrued Liabilities

as of December 31 (in millions)	2023	2022
Sales rebates	$13,627	$10,717
Dividends payable	2,783	2,680
Accounts payable	3,688	2,934
Current portion of contingent consideration liabilities	1,952	1,469
Salaries, wages and commissions	1,802	1,371
Royalty and license arrangements	360	412
Other	6,438	5,819
Accounts payable and accrued liabilities	$30,650	$25,402

Other Long-Term Liabilities

as of December 31 (in millions)	2023	2022
Contingent consideration liabilities	$17,938	$14,915
Liabilities for unrecognized tax benefits	6,681	6,502
Income taxes payable	2,182	2,985
Pension and other post-employment benefits	1,538	1,638
Other	3,988	4,615
Other long-term liabilities	$32,327	$30,655

Note 4 Earnings Per Share

AbbVie grants certain restricted stock units (RSUs) that are considered to be participating securities. Due to the presence of participating securities, AbbVie calculates earnings per share (EPS) using the more dilutive of the treasury stock or the two-class method. For all periods presented, the two-class method was more dilutive.

The following table summarizes the impact of the two-class method:

	Years ended December 31,		
(in millions, except per share data)	2023	2022	2021
Basic EPS			
Net earnings attributable to AbbVie Inc.	$4,863	$11,836	$11,542
Earnings allocated to participating securities	43	54	74
Earnings available to common shareholders	$4,820	$11,782	$11,468
Weighted average basic shares of common stock outstanding	1,768	1,771	1,770
Basic earnings per share attributable to AbbVie Inc.	$ 2.73	$ 6.65	$ 6.48
Diluted EPS			
Net earnings attributable to AbbVie Inc.	$4,863	$11,836	$11,542
Earnings allocated to participating securities	43	54	74
Earnings available to common shareholders	$4,820	$11,782	$11,468
Weighted average shares of common stock outstanding	1,768	1,771	1,770
Effect of dilutive securities	5	7	7
Weighted average diluted shares of common stock outstanding	1,773	1,778	1,777
Diluted earnings per share attributable to AbbVie Inc.	$ 2.72	$ 6.63	$ 6.45

Certain shares issuable under stock-based compensation plans were excluded from the computation of EPS because the effect would have been antidilutive. The number of common shares excluded was insignificant for all periods presented.

Note 5 Licensing, Acquisitions and Other Arrangements

Proposed Acquisition of Cerevel Therapeutics Holdings, Inc.

On December 6, 2023, AbbVie announced that it entered into a definitive agreement under which AbbVie will acquire Cerevel Therapeutics Holdings, Inc. (Cerevel Therapeutics). Under the terms of the agreement, AbbVie will acquire all outstanding shares of Cerevel Therapeutics for $45.00 per share in cash for a total value of approximately $8.7 billion. The transaction is expected to close in 2024 subject to regulatory approvals and other customary closing conditions.

Cerevel Therapeutics is a clinical-stage biotechnology company focused on the discovery and development of differentiated therapies for Neuroscience diseases. Cerevel Therapeutics neuroscience pipeline includes multiple clinical-stage and preclinical candidates with the potential to treat several diseases including schizophrenia, Parkinson's disease and mood disorders.

Acquisition of ImmunoGen, Inc.

Subsequent to 2023, on February 12, 2024, AbbVie completed its previously announced acquisition of ImmunoGen, Inc. (ImmunoGen). Under the terms of the agreement, AbbVie acquired all outstanding shares of ImmunoGen for $31.26 per share in cash for a total value of approximately $10.1 billion.

Due to the proximity of the closing date of the acquisition to the date of filing this Annual Report on Form 10-K, the initial accounting for the acquisition is not complete. Significant, relevant information needed to complete the initial accounting, including the identification and measurement of the fair value of assets acquired and liabilities assumed, is pending. As a result, it is not practicable to disclose the preliminary allocation of the purchase price to assets acquired and liabilities assumed or provide other related disclosures. The accounting impact of this acquisition and the operating results of ImmunoGen will be included in the consolidated financial statements beginning in the first quarter of 2024.

ImmunoGen is a commercial-stage biotechnology company focused on the discovery, development and commercialization of antibody-drug conjugates (ADC) for cancer patients. ImmunoGen's oncology portfolio includes its flagship cancer therapy Elahere, a first-in-class ADC approved for platinum-resistant ovarian cancer, and a pipeline of promising next-generation ADC's targeting hematologic malignancies and solid tumors.

In connection with these acquisitions, AbbVie entered into several debt and financing arrangements. See Note 10 for additional information.

Acquisition of DJS Antibodies Ltd

In October 2022, AbbVie entered into an agreement to acquire DJS Antibodies Ltd (DJS) including its lead program DJS-002 and proprietary HEPTAD platform. DJS-002 is an LPAR1 antagonist antibody currently in preclinical studies for the treatment of Idiopathic Pulmonary Fibrosis and other fibrotic diseases. HEPTAD platform is a potential novel approach to antibody discovery with specific capabilities targeting transmembrane protein targets. The aggregate purchase price of $287 million was comprised of a $255 million upfront cash payment and $32 million for the acquisition date fair value of contingent consideration liabilities, for which AbbVie may owe up to $95 million in future payments upon achievement of certain development milestones. The transaction was accounted for as a business combination using the acquisition method of accounting. As of the acquisition date, AbbVie acquired $233 million of intangible assets for in-process research and development, $22 million of intangible assets for developed product rights and $60 million of deferred tax liabilities. Other assets and liabilities assumed were insignificant. The acquisition resulted in the recognition of $92 million of goodwill which is not deductible for tax purposes.

Acquisition of Soliton, Inc.

In December 2021, AbbVie completed its previously announced acquisition of Soliton, Inc. (Soliton). Soliton's RESONIC (Rapid Acoustic Pulse device) has U.S. Food and Drug Administration (FDA) 510(k) clearance for the long-term improvement in the appearance of cellulite up to one year. The transaction was accounted for as a business combination using the acquisition method of accounting. Total consideration transferred allocated to the purchase price consisted of cash consideration of $535 million paid to holders of Soliton common stock, equity-based awards and warrants. As of the transaction date, AbbVie acquired $407 million of intangible assets for developed product rights and assumed deferred tax liabilities totaling $63 million. Other assets and liabilities were insignificant. The acquisition resulted in the recognition of $177 million of goodwill which is not deductible for tax purposes.

Other Licensing & Acquisitions Activity

Cash outflows related to other acquisitions and investments totaled $1.2 billion in 2023, $539 million in 2022 and $1.4 billion in 2021. AbbVie recorded acquired IPR&D and milestones expense of $778 million in 2023, $697 million in 2022 and $1.1 billion in 2021. Significant arrangements impacting 2023, 2022 and 2021, some of which require contingent milestone payments, are summarized below.

Syndesi Therapeutics SA

In February 2022, AbbVie acquired Syndesi Therapeutics SA and its portfolio of novel modulators of the synaptic vesicle protein 2A, including its lead molecule ABBV-552, previously named SDI-118, and accounted for the transaction as an asset acquisition. ABBV-552 is a small molecule, which is being evaluated to target nerve terminals to enhance synaptic efficiency. Under the terms of the agreement, AbbVie made an upfront payment of $130 million which was recorded to acquired IPR&D and milestones expense in the consolidated statement of earnings in the first quarter of 2022. The agreement also includes additional future payments of up to $870 million upon the achievement of certain development, regulatory and commercial milestones.

Juvise Pharmaceuticals

In June 2022, AbbVie and Laboratories Juvise Pharmaceuticals (Juvise) entered into an asset purchase agreement where Juvise acquired worldwide commercial rights of a mature brand Pylera, which is used for the treatment of peptic ulcers with an infection by the bacterium Helicobacter pylori. The transaction was accounted for as the sale of an asset. Upon completion of the transaction, AbbVie received net cash proceeds of $215 million and recognized a pre-tax gain of $172 million which was recorded in other operating income in the consolidated statement of earnings in the second quarter of 2022.

Calico Life Sciences LLC

In July 2021, AbbVie and Calico Life Sciences LLC (Calico) entered into an extension of their collaboration to discover, develop and bring to market new therapies for patients with age-related diseases, including neurodegeneration and cancer. This is the second collaboration extension and builds on the partnership established in 2014 and extended in 2018. Under the terms of the agreement, AbbVie and Calico will each contribute an additional $500 million, and the term is extended for an additional three years. AbbVie's contribution is payable in two equal installments beginning in 2023. Calico will be responsible for research and early development until 2025 and will advance collaboration projects into Phase 2a through 2030. Following completion of the Phase 2a studies, AbbVie will have the option to exclusively license the collaboration compounds. Upon exercise, AbbVie would be responsible for late-stage development and commercial activities. Collaboration costs and profits will be shared equally by both parties post option exercise. During the third quarter of 2021, AbbVie recorded $500 million as other operating expense in the consolidated statement of earnings related to its commitments under the agreement.

TeneoOne and TNB-383B

In September 2021, AbbVie acquired TeneoOne, an affiliate of Teneobio, Inc., and TNB-383B, a BCMA-targeting immunotherapeutic for the potential treatment of relapsed or refractory multiple

myeloma (R/R MM). In February 2019, AbbVie and TeneoOne entered a strategic transaction to develop and commercialize TNB-383B, a bispecific antibody that simultaneously targets BCMA and CD3 and is designed to direct the body's own immune system to target and kill BCMA-expressing tumor cells. AbbVie exercised its exclusive right to acquire TeneoOne and TNB-383B based on an interim analysis of an ongoing Phase 1 study and accounted for the transaction as an asset acquisition. Under the terms of the agreement, AbbVie made an exercise payment of $400 million which was recorded to acquired IPR&D and milestones expense in the consolidated statement of earnings in the third quarter of 2021. The agreement also included additional payments of up to $250 million upon the achievement of certain development, regulatory and commercial milestones.

REGENXBIO Inc.

In September 2021, AbbVie and REGENXBIO Inc. (REGENXBIO) entered into a collaboration to develop and commercialize RGX-314, an investigational gene therapy for wet age-related macular degeneration, diabetic retinopathy and other chronic retinal diseases. The collaboration provides AbbVie with an exclusive global license to develop and commercialize RGX-314. REGENXBIO will be responsible for completion of ongoing trials, AbbVie and REGENXBIO will collaborate and share costs of additional trials and AbbVie will lead the clinical development and commercialization of RGX-314 globally. REGENXBIO and AbbVie will share equally in pre-tax profits from net revenues of RGX-314 in the U.S. and AbbVie will pay REGENXBIO tiered royalties on net revenues outside the U.S. Upon closing in the fourth quarter of 2021, AbbVie made an upfront payment of $370 million to exclusively license RGX-314 which was recorded to acquired IPR&D and milestones expense in the consolidated statement of earnings for the year ended December 31, 2021. The agreement also included additional payments of up to $1.4 billion upon the achievement of certain development, regulatory and commercial milestones.

Other Arrangements

In addition to the significant arrangements described above, AbbVie entered into several other arrangements resulting in charges related to upfront payments of $582 million in 2023, $315 million in 2022 and $192 million in 2021. In connection with the other individually insignificant early-stage arrangements entered into in 2023, AbbVie could make additional payments of up to $10.9 billion upon the achievement of certain development, regulatory and commercial milestones. Acquired IPR&D and milestones expense also included development milestones of $196 million in 2023, $252 million in 2022 and $162 million in 2021.

Note 6 Collaborations

The company has ongoing transactions with other entities through collaboration agreements. The following represent the significant collaboration agreements impacting 2023, 2022 and 2021.

Collaboration with Janssen Biotech, Inc.

In December 2011, Pharmacyclics, a wholly-owned subsidiary of AbbVie, entered into a worldwide collaboration and license agreement with Janssen Biotech, Inc. and its affiliates (Janssen), one of the Janssen Pharmaceutical companies of Johnson & Johnson, for the joint development and commercialization of Imbruvica, a novel, orally active, selective covalent inhibitor of Bruton's tyrosine kinase and certain compounds structurally related to Imbruvica, for oncology and other indications, excluding all immune and inflammatory mediated diseases or conditions and all psychiatric or psychological diseases or conditions, in the United States and outside the United States.

The collaboration provides Janssen with an exclusive license to commercialize Imbruvica outside of the United States and co-exclusively with AbbVie in the United States. Both parties are responsible for the development, manufacturing and marketing of any products generated as a result of the collaboration. The collaboration has no set duration or specific expiration date and provides for potential future development, regulatory and approval milestone payments of up to $200 million to AbbVie. The collaboration also includes a cost sharing arrangement for associated collaboration activities. Except in

certain cases, Janssen is responsible for approximately 60% of collaboration development costs and AbbVie is responsible for the remaining 40% of collaboration development costs.

In the United States, both parties have co-exclusive rights to commercialize the products; however, AbbVie is the principal in the end-customer product sales. AbbVie and Janssen share pre-tax profits and losses equally from the commercialization of products. Sales of Imbruvica are included in AbbVie's net revenues. Janssen's share of profits is included in AbbVie's cost of products sold. Other costs incurred under the collaboration are reported in their respective expense line items, net of Janssen's share.

Outside the United States, Janssen is responsible for and has exclusive rights to commercialize Imbruvica. AbbVie and Janssen share pre-tax profits and losses equally from the commercialization of products. AbbVie's share of profits is included in AbbVie's net revenues. Other costs incurred under the collaboration are reported in their respective expense line items, net of Janssen's share.

The following table shows the profit and cost sharing relationship between Janssen and AbbVie:

years ended December 31 (in millions)	2023	2022	2021
United States—Janssen's share of profits (included in cost of products sold)	$1,245	$1,607	$2,018
International—AbbVie's share of profits (included in net revenues)	931	1,142	1,087
Global—AbbVie's share of other costs (included in respective line items)	228	268	304

AbbVie's receivable from Janssen, included in accounts receivable, net, was $236 million at December 31, 2023 and $295 million at December 31, 2022. AbbVie's payable to Janssen, included in accounts payable and accrued liabilities, was $307 million at December 31, 2023 and $379 million at December 31, 2022.

Collaboration with Genentech, Inc.

AbbVie and Genentech, Inc. (Genentech), a member of the Roche Group, are parties to a collaboration and license agreement executed in 2007 to jointly research, develop and commercialize human therapeutic products containing BCL-2 inhibitors and certain other compound inhibitors which includes Venclexta, a BCL-2 inhibitor used to treat certain hematological malignancies. AbbVie shares equally with Genentech all pre-tax profits and losses from the development and commercialization of Venclexta in the United States. AbbVie pays royalties on Venclexta net revenues outside the United States.

AbbVie manufactures and distributes Venclexta globally and is the principal in the end-customer product sales. Sales of Venclexta are included in AbbVie's net revenues. Genentech's share of United States profits is included in AbbVie's cost of products sold. AbbVie records sales and marketing costs associated with the United States collaboration as part of SG&A expenses and global development costs as part of R&D expenses, net of Genentech's share. Royalties paid for Venclexta revenues outside the United States are also included in AbbVie's cost of products sold.

The following table shows the profit and cost sharing relationship between Genentech and AbbVie:

years ended December 31 (in millions)	2023	2022	2021
Genentech's share of profits, including royalties (included in cost of products sold)	$869	$778	$703
AbbVie's share of sales and marketing costs from U.S. collaboration (included in SG&A)	41	37	40
AbbVie's share of development costs (included in R&D)	109	121	140

Note 7 Goodwill and Intangible Assets

Goodwill

The following table summarizes the changes in the carrying amount of goodwill:

(in millions)	
Balance as of December 31, 2021	$32,379
Additions[a]	92
Foreign currency translation adjustments and other	(315)
Balance as of December 31, 2022	32,156
Foreign currency translation adjustments and other	137
Balance as of December 31, 2023	$32,293

(a) Goodwill additions related to the acquisition of DJS in the fourth quarter of 2022 (see Note 5).

The company performs its annual goodwill impairment assessment in the third quarter, or earlier if impairment indicators exist. As of December 31, 2023 and 2022, there were no accumulated goodwill impairment losses.

Intangible Assets, Net

The following table summarizes intangible assets:

as of December 31 (in millions)	2023 Gross carrying amount	2023 Accumulated amortization	2023 Net carrying amount	2022 Gross carrying amount	2022 Accumulated amortization	2022 Net carrying amount
Definite-lived intangible assets						
Developed product rights	$75,142	$(22,455)	$52,687	$87,698	$(25,003)	$62,695
License agreements	8,191	(5,571)	2,620	8,474	(4,642)	3,832
Total definite-lived intangible assets	83,333	(28,026)	55,307	96,172	(29,645)	66,527
Indefinite-lived intangible assets	303	—	303	912	—	912
Total intangible assets, net	$83,636	$(28,026)	$55,610	$97,084	$(29,645)	$67,439

Definite-Lived Intangible Assets

In the fourth quarter of 2023, the company made a decision to reduce current sales and marketing investment related to both CoolSculpting, a body contouring technology for aesthetic nonsurgical fat reduction, and Liletta, an on-market women's health product. Each of these strategic decisions contributed to significant decreases in the estimated future cash flows for the respective products and represented triggering events that required an evaluation of the underlying definite-lived intangible assets for impairment. The company used a discounted cash flow analysis for both products. For CoolSculpting, the fair value of $290 million was lower than the carrying value of $1.3 billion resulting in a partial impairment of both the gross and net carrying amount. For Liletta, the fair value of $241 million was lower than the carrying value of $561 million resulting in a partial impairment of both the gross and net carrying amount. Based on the revised cash flows, the company recorded a pre-tax impairment charge of $1.4 billion to costs of products sold in the consolidated statement of earnings for the fourth quarter of 2023.

In August 2023, as part of the Inflation Reduction Act of 2022, the company's oncology product Imbruvica sold in the United States (U.S.) was included on the list of products selected for negotiation by the Centers for Medicare & Medicaid Services. The selection resulted in a significant decrease in the estimated future cash flows for the product and represented a triggering event which required the company to evaluate the underlying definite-lived intangible asset for impairment. The company utilized

a discounted cash flow analysis to determine the fair value of $1.9 billion, which was lower than the carrying value of $4.0 billion and resulted in a partial impairment of both the gross and net carrying amount as of August 29, 2023. Based on the revised cash flows, the company recorded a pre-tax impairment charge of $2.1 billion to cost of products sold in the consolidated statement of earnings for the third quarter of 2023.

In September 2022, the company made a strategic decision to reduce ongoing sales and marketing investment related to Vuity, an on-market product to treat presbyopia. This strategic decision contributed to a significant decrease in the estimated future cash flows for the product and represented a triggering event which required the company to evaluate the underlying definite lived-intangible asset for impairment. The company utilized a discounted cash flow analysis to estimate the fair value of the intangible asset resulting in a full impairment of both the gross and net carrying amount. Based on the revised cash flows, the company recorded a pre-tax impairment charge of $770 million to cost of products sold in the consolidated statement of earnings for the third quarter of 2022.

Fair value measurements for the above evaluations were based on Level 3 inputs including estimated net revenues, cost of products sold, R&D costs, selling and marketing costs and discount rate.

Definite-lived intangible assets are amortized over their estimated useful lives, which range between 1 to 16 years with an average of 12 years for developed product rights and 11 years for license agreements. Amortization expense was $7.9 billion in 2023, $7.7 billion in 2022 and $7.7 billion in 2021 and was included in cost of products sold in the consolidated statements of earnings. The anticipated annual amortization expense for definite-lived intangible assets recorded as of December 31, 2023 is as follows:

(in billions)	2024	2025	2026	2027	2028
Anticipated annual amortization expense	$7.4	$7.0	$6.3	$5.6	$5.7

Indefinite-Lived Intangible Assets

Indefinite-lived intangible assets represent acquired IPR&D associated with products that have not yet received regulatory approval.

The company performs its annual impairment assessment of indefinite-lived intangible assets in the third quarter, or earlier if impairment indicators exist.

During the first quarter of 2023, the company made a decision to revise the research and development plan for AGN-151607, a novel investigational neurotoxin for the prevention of postoperative atrial fibrillation in cardiac surgery patients. This decision contributed to a delay in the estimated timing of regulatory approval as well as a significant decrease in estimated future cash flows of the product and represented a triggering event which required the company to evaluate the underlying indefinite-lived intangible asset for impairment. The company utilized a discounted cash flow analysis to estimate the fair value which was below the carrying value of the intangible asset. Based on the revised cash flows, the company recorded a pre-tax impairment charge of $630 million to research and development expense in the consolidated statement of earnings for the first quarter of 2023.

Note 8 Integration and Restructuring Plans

Allergan Integration Plan

Following the closing of the Allergan acquisition, AbbVie implemented an integration plan designed to reduce costs, integrate and optimize the combined organization and incurred total cumulative charges of $2.5 billion through 2023. These costs consisted of severance and employee benefit costs (cash severance, non-cash severance, including accelerated equity award compensation expense, retention and other termination benefits) and other integration expenses.

The following table summarizes the charges associated with the Allergan acquisition integration plan:

year ended December 31 (in millions)	2023	2022	2021
Cost of products sold	$ 89	$117	$132
Research and development	7	23	102
Selling, general and administrative	192	399	353
Total charges	$288	$539	$587

The following table summarizes the cash activity in the recorded liability associated with the integration plan:

year ended December 31 (in millions)	
Accrued balance as of December 31, 2020	$ 387
Charges	526
Payments and other adjustments	(658)
Accrued balance as of December 31, 2021	255
Charges	377
Payments and other adjustments	(525)
Accrued balance as of December 31, 2022	107
Charges	274
Payments and other adjustments	(338)
Accrued balance as of December 31, 2023	$ 43

Other Restructuring

AbbVie continuously evaluates its operations to identify opportunities to optimize its manufacturing and R&D operations, commercial infrastructure and administrative costs and to respond to changes in its business environment. As a result, AbbVie management periodically approves individual restructuring plans to achieve these objectives. In 2023, 2022 and 2021, no such plans were individually significant. Restructuring charges recorded were $132 million in 2023, $241 million in 2022 and $59 million in 2021 and were primarily related to employee severance and contractual obligations. These charges were recorded in cost of products sold, R&D expense and SG&A expenses in the consolidated statements of earnings based on the classification of the affected employees or operations.

The following table summarizes the cash activity in the restructuring reserve for 2023, 2022 and 2021:

(in millions)	
Accrued balance as of December 31, 2020	$ 90
Charges	54
Payments and other adjustments	(111)
Accrued balance as of December 31, 2021	33
Charges	193
Payments and other adjustments	(50)
Accrued balance as of December 31, 2022	176
Charges	107
Payments and other adjustments	(87)
Accrued balance as of December 31, 2023	$ 196

Note 9 Leases

AbbVie's lease portfolio primarily consists of real estate properties, vehicles and equipment. The following table summarizes the amounts and location of operating and finance leases on the consolidated balance sheets:

as of December 31 (in millions)	Balance sheet caption	2023	2022
Assets			
Operating	Other assets	$744	$737
Finance	Property and equipment, net	35	25
Total lease assets		$779	$762
Liabilities			
Operating			
Current	Accounts payable and accrued liabilities	$166	$166
Noncurrent	Other long-term liabilities	735	754
Finance			
Current	Current portion of long-term debt and finance lease obligations	15	17
Noncurrent	Long-term debt and finance lease obligations	27	17
Total lease liabilities		$943	$954

The following table summarizes the lease costs recognized in the consolidated statements of earnings:

years ended December 31 (in millions)	2023	2022	2021
Operating lease cost	$189	$201	$226
Short-term lease cost	28	67	56
Variable lease cost	88	71	71
Total lease cost	$305	$339	$353

In December 2022, the company entered into an agreement to sublease a portion of its Madison, New Jersey office space through the end of the original lease maturity in 2030. As a result of this agreement, the company recognized an impairment loss on its right-of-use asset of $69 million and wrote-off the related leasehold improvements of $37 million. These losses were recorded to SG&A expense in the consolidated statements of earnings for the year ended December 31, 2022. The company used a discounted cash flows method to value the right-of-use asset to determine the impairment amount.

Sublease income and finance lease costs were insignificant in 2023, 2022 and 2021.

The following table presents the weighted-average remaining lease term and weighted-average discount rate for operating and finance leases:

years ended December 31	2023	2022	2021
Weighted-average remaining lease term (years)			
Operating	7	8	7
Finance	3	2	3
Weighted-average discount rate			
Operating	3.0%	2.6%	2.4%
Finance	3.6%	1.5%	1.1%

The following table presents supplementary cash flow information regarding the company's leases:

years ended December 31 (in millions)	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from operating leases	$214	$212	$236
Right-of-use assets obtained in exchange for new operating lease liabilities	173	235	66

Finance lease cash flows were insignificant in 2023, 2022 and 2021.

The following table summarizes the future maturities of AbbVie's operating and finance lease liabilities as of December 31, 2023:

(in millions)	Operating leases	Finance leases	Total[a]
2024	$ 194	$15	$ 209
2025	169	14	183
2026	145	12	157
2027	115	2	117
2028	93	—	93
Thereafter	292	—	292
Total lease payments	1,008	43	1,051
Less: Interest	107	1	108
Present value of lease liabilities	$ 901	$42	$ 943

(a) Lease payments recognized as part of lease liabilities for optional renewal periods are insignificant.

Note 10 Debt, Credit Facilities and Commitments and Contingencies

The following table summarizes long-term debt:

as of December 31 (dollars in millions)	2023 Effective interest rate[a]	2023	2022 Effective interest rate[a]	2022
1.50 - 3.75% aggregate notes due 2023	0.49 - 3.84%	$ —	0.49 - 3.84%	$ 3,132
Floating rate term loans due 2023	5.07%	—	2.45%	1,000
2.60% senior notes due 2024	2.69%	3,750	2.69%	3,750
1.375% senior euro notes due 2024 (€1,450 principal)	1.46%	1,610	1.46%	1,543
3.85% senior notes due 2024	2.07%	1,032	2.07%	1,032
1.25% senior euro notes due 2024 (€700 principal)	0.65%	777	0.65%	745
3.60% senior notes due 2025	3.66%	3,750	3.66%	3,750
3.80% senior notes due 2025	2.09%	3,021	2.09%	3,021
Floating rate term loans due 2025	5.95%	2,000	2.82%	2,000
2.95% senior notes due 2026	3.02%	4,000	3.02%	4,000
3.20% senior notes due 2026	3.28%	2,000	3.28%	2,000
0.75% senior euro notes due 2027 (€750 principal)	0.86%	833	0.86%	798
4.25% senior notes due 2028	4.38%	1,750	4.38%	1,750
2.125% senior euro notes due 2028 (€750 principal)	2.18%	833	2.18%	798
2.625% senior euro notes due 2028 (€500 principal)	1.20%	555	1.20%	532
3.20% senior notes due 2029	3.25%	5,500	3.25%	5,500
2.125% senior euro notes due 2029 (€550 principal)	1.19%	611	1.19%	585
1.25% senior euro notes due 2031 (€650 principal)	1.30%	722	1.30%	691
4.55% senior notes due 2035	3.52%	1,789	3.52%	1,789

as of December 31 (dollars in millions)	2023 Effective interest rate[a]	2023	2022 Effective interest rate[a]	2022
4.50% senior notes due 2035	4.58%	2,500	4.58%	2,500
4.30% senior notes due 2036	4.37%	1,000	4.37%	1,000
4.05% senior notes due 2039	4.11%	4,000	4.11%	4,000
4.40% senior notes due 2042	4.46%	2,600	4.46%	2,600
4.625% senior notes due 2042	4.00%	457	4.00%	457
4.85% senior notes due 2044	4.11%	1,074	4.11%	1,074
4.70% senior notes due 2045	4.73%	2,700	4.73%	2,700
4.75% senior notes due 2045	4.20%	881	4.20%	881
4.45% senior notes due 2046	4.50%	2,000	4.50%	2,000
4.875% senior notes due 2048	4.94%	1,750	4.94%	1,750
4.25% senior notes due 2049	4.29%	5,750	4.29%	5,750
Fair value hedges		(266)		(346)
Unamortized bond discounts		(106)		(116)
Unamortized deferred financing costs		(198)		(222)
Unamortized bond premiums[b]		668		793
Other		42		33
Total long-term debt and finance lease obligations		59,385		63,270
Current portion		7,191		4,135
Noncurrent portion		$52,194		$59,135

(a) Excludes the effect of any related interest rate swaps.

(b) Represents unamortized purchase price adjustments of Allergan debt.

Senior notes and floating rate term loans are redeemable prior to maturity at a redemption price equal to the principal amount plus a make-whole premium and AbbVie may redeem these debt securities at par generally between one and six months prior to maturity. At December 31, 2023, the company was in compliance with its senior note covenants and term loan covenants.

Maturities of Long-Term Debt

as of and for the years ending December 31 (in millions)	
2024	$ 7,170
2025	8,771
2026	6,000
2027	833
2028	3,138
Thereafter	33,333
Total obligations and commitments	59,245
Fair value hedges, unamortized bond premiums/discounts, deferred financing costs and finance lease obligations	140
Total long-term debt and finance lease obligations	$59,385

Repayment and Issuance of Long-Term Debt

In 2023, the company repaid a $1.0 billion floating rate three-year term loan, $350 million aggregate principal amount of 2.80% senior notes and $1.0 billion aggregate principal amount of 2.85% senior notes at maturity. During the quarter ended December 31, 2023, the company also repaid €500 million aggregate principal amount of 1.50% senior euro notes and $1.3 billion aggregate principal amount of 3.75% senior notes at maturity.

In 2022, the company repaid $2.9 billion aggregate principal amount of 3.450% senior notes, $1.7 billion aggregate principal amount of 3.25% senior notes and $1.0 billion aggregate principal amount of 3.2% senior notes. These repayments were made by exercising, under the terms of the notes ranging between 60 and 90-day early redemptions at 100% of the principal amount. During the quarter ended December 31, 2022, the company also paid $3.1 billion aggregate principal amount of 2.9% senior notes, $3.0 billion aggregate principal amount of 2.3% senior notes and $750 million aggregate principal amount of floating rate senior notes at maturity. Additionally in 2022, the company refinanced its $2.0 billion floating rate five-year term loan. As part of the refinancing, the company repaid the existing $2.0 billion term loan due May 2025 and borrowed $2.0 billion under a new term loan at a lower floating rate. All other significant terms of the loan, including the maturity date, remained unchanged after the refinancing.

Financing Related to ImmunoGen and Cerevel Therapeutics Acquisitions

In connection with the acquisition of ImmunoGen and proposed acquisition of Cerevel Therapeutics, on December 6, 2023, AbbVie entered into a $9.0 billion 364-day bridge credit agreement and on December 21, 2023, AbbVie entered into a 364-day term loan credit agreement with an aggregate principal amount of $5.0 billion. No amounts were drawn under the bridge credit agreement or term loan credit agreement as of December 31, 2023.

Subsequent to 2023, on February 12, 2024, AbbVie borrowed $5.0 billion under the term loan credit agreement. See Note 5 for additional information.

Short-Term Borrowings

No commercial paper borrowings were issued during 2023 or 2022 and there were no commercial paper borrowings outstanding as of December 31, 2023 and December 31, 2022. Subsequent to 2023, AbbVie issued commercial paper borrowings of which $1.7 billion were outstanding as of the date of filing this Annual Report on Form 10-K.

In March 2023, AbbVie entered into an amended and restated five-year revolving credit facility. The amendment increased the unsecured revolving credit facility commitments from $4.0 billion to $5.0 billion and extended the maturity date of the facility from August 2023 to March 2028. This amended facility enables the company to borrow funds on an unsecured basis at variable interest rates and contains various covenants. At December 31, 2023, the company was in compliance with all covenants, and commitment fees under the credit facility were insignificant. No amounts were outstanding under the company's credit facilities as of December 31, 2023 and December 31, 2022.

Contingencies and Guarantees

In connection with the separation, AbbVie has indemnified Abbott for all liabilities resulting from the operation of AbbVie's business other than income tax liabilities with respect to periods prior to the distribution date and other liabilities as agreed to by AbbVie and Abbott. AbbVie has no material exposures to off-balance sheet arrangements and no special-purpose entities. In the ordinary course of business, AbbVie has periodically entered into third-party agreements, such as the assignment of product rights, which have resulted in AbbVie becoming secondarily liable for obligations for which AbbVie had previously been primarily liable. Based upon past experience, the likelihood of payments under these agreements is remote.

Note 11 Financial Instruments and Fair Value Measures

Risk Management Policy

The company is exposed to foreign currency exchange rate and interest rate risks related to its business operations. AbbVie's hedging policy attempts to manage these risks to an acceptable level based on the company's judgment of the appropriate trade-off between risk, opportunity and costs. The company uses derivative and nonderivative instruments to reduce its exposure to foreign currency exchange rates. AbbVie also periodically enters into interest rate swaps in which the company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated

by reference to an agreed-upon notional amount. Derivative instruments are not used for trading purposes or to manage exposure to changes in interest rates for investment securities, and none of the company's outstanding derivative instruments contain credit risk related contingent features; collateral is generally not required.

Financial Instruments

Various AbbVie foreign subsidiaries enter into foreign currency forward exchange contracts to manage exposures to changes in foreign exchange rates for anticipated intercompany transactions denominated in a currency other than the functional currency of the local entity. These contracts, with notional amounts totaling $1.8 billion at December 31, 2023 and $1.7 billion at December 31, 2022, are designated as cash flow hedges and are recorded at fair value. The durations of these forward exchange contracts were generally less than 18 months. Accumulated gains and losses as of December 31, 2023 are reclassified from AOCI and included in cost of products sold at the time the products are sold, generally not exceeding six months from the date of settlement.

In 2019, the company entered into treasury rate lock agreements with notional amounts totaling $10.0 billion to hedge exposure to variability in future cash flows resulting from changes in interest rates related to the issuance of long-term debt in connection with the acquisition of Allergan. The treasury rate lock agreements were designated as cash flow hedges and recorded at fair value. The agreements were net settled upon issuance of the senior notes in 2019 and the resulting net gain was included in AOCI . This gain is reclassified to interest expense, net over the term of the related debt.

The company was a party to interest rate swap contracts designated as cash flow hedges that matured in November 2022. The effect of the hedge contracts was to change a floating-rate interest obligation to a fixed rate for that portion of the floating-rate debt. Realized and unrealized gains or losses were included in AOCI and reclassified to interest expense, net over the lives of the floating-rate debt.

In June 2023, the company entered into a cross-currency swap contract that matured in November 2023 with a notional amount totaling €433 million to hedge the company's exposure to changes in future cash flows of foreign currency denominated debt related to changes in foreign exchange rates. The cross-currency swap contract was designated as a cash flow hedge and effectively converted the interest and principal payments of the related foreign currency denominated debt to U.S. dollars. The unrealized gains and losses on the contract were included in AOCI and reclassified to net foreign exchange loss over the term of the related debt.

The company also enters into foreign currency forward exchange contracts to manage its exposure to foreign currency denominated trade payables and receivables and intercompany loans. These contracts are not designated as hedges and are recorded at fair value. Resulting gains or losses are reflected in net foreign exchange gains or loss in the consolidated statements of earnings and are generally offset by losses or gains on the foreign currency exposure being managed. These contracts had notional amounts totaling $7.9 billion at December 31, 2023 and $6.5 billion at December 31, 2022.

The company also uses foreign currency forward exchange contracts or foreign currency denominated debt to hedge its net investments in certain foreign subsidiaries and affiliates. The company had an aggregate principal amount of senior Euro notes designated as net investment hedges of €5.4 billion at December 31, 2023 and €5.9 billion December 31, 2022. In addition, the company had foreign currency forward exchange contracts designated as net investment hedges with notional amounts totaling €4.9 billion, SEK1.4 billion, CAD750 million and CHF50 million at December 31, 2023 and €4.3 billion, SEK2.0 billion, CAD750 million and CHF90 million at December 31, 2022. The company uses the spot method of assessing hedge effectiveness for derivative instruments designated as net investment hedges. Realized and unrealized gains and losses from these hedges are included in AOCI and the initial fair value of hedge components excluded from the assessment of effectiveness is recognized in interest expense, net over the life of the hedging instrument.

The company is a party to interest rate swap contracts designated as fair value hedges with notional amounts totaling $5.0 billion at December 31, 2023 and $4.5 billion at December 31, 2022. The effect of the hedge contracts is to change a fixed-rate interest obligation to a floating rate for that

portion of the debt. AbbVie records the contracts at fair value and adjusts the carrying amount of the fixed-rate debt by an offsetting amount.

No amounts are excluded from the assessment of effectiveness for cash flow hedges or fair value hedges.

The following table summarizes the amounts and location of AbbVie's derivative instruments on the consolidated balance sheets:

as of December 31 (in millions)	Fair value—Derivatives in asset position			Fair value—Derivatives in liability position		
	Balance sheet caption	2023	2022	Balance sheet caption	2023	2022
Foreign currency forward exchange contracts						
Designated as cash flow hedges	Prepaid expenses and other	$12	$ 49	Accounts payable and accrued liabilities	$ 32	$ 8
Designated as cash flow hedges	Other assets	—	1	Other long-term liabilities	—	—
Designated as net investment hedges	Prepaid expenses and other	13	6	Accounts payable and accrued liabilities	66	36
Designated as net investment hedges	Other assets	—	74	Other long-term liabilities	69	47
Not designated as hedges	Prepaid expenses and other	41	33	Accounts payable and accrued liabilities	36	41
Interest rate swap contracts						
Designated as fair value hedges	Prepaid expenses and other	—	—	Accounts payable and accrued liabilities	—	17
Designated as fair value hedges	Other assets	—	—	Other long-term liabilities	293	375
Total derivatives		$66	$163		$496	$524

While certain derivatives are subject to netting arrangements with the company's counterparties, the company does not offset derivative assets and liabilities within the consolidated balance sheets.

The following table presents the pre-tax amounts of gains (losses) from derivative instruments recognized in other comprehensive income (loss):

years ended in December 31 (in millions)	2023	2022	2021
Foreign currency forward exchange contracts			
Designated as cash flow hedges	$ (2)	$103	$ 82
Designated as net investment hedges	(144)	395	341
Cross-currency swap contracts designated as cash flow hedges	(6)	—	—
Interest rate swap contracts designated as cash flow hedges	—	6	2

Assuming market rates remain constant through contract maturities, the company expects to reclassify pre-tax gains of $7 million into cost of products sold for foreign currency cash flow hedges and pre-tax gains of $23 million into interest expense, net for treasury rate lock agreement cash flow hedges during the next 12 months.

Related to AbbVie's non-derivative, foreign currency denominated debt designated as net investment hedges, the company recognized in other comprehensive income (loss) pre-tax losses of $252 million in 2023, pre-tax gains of $406 million in 2022 and pre-tax gains of $577 million in 2021.

The following table summarizes the pre-tax amounts and location of derivative instrument net gains (losses) recognized in the consolidated statements of earnings, including the net gains (losses) reclassified out of AOCI into net earnings. See Note 13 for the amount of net gains (losses) reclassified out of AOCI.

years ended December 31 (in millions)	Statement of earnings caption	2023	2022	2021
Foreign currency forward exchange contracts				
Designated as cash flow hedges	Cost of products sold	$ 77	$ 82	$ (87)
Designated as net investment hedges	Interest expense, net	112	94	26
Not designated as hedges	Net foreign exchange loss	33	(156)	(100)
Treasury rate lock agreements designated as cash flow hedges	Interest expense, net	24	23	24
Cross-currency swap contracts designated as cash flow hedges	Net foreign exchange loss	(6)	—	—
Interest rate swap contracts				
Designated as cash flow hedges	Interest expense, net	—	(1)	(24)
Designated as fair value hedges	Interest expense, net	98	(402)	(127)
Debt designated as hedged item in fair value hedges	Interest expense, net	(98)	402	127

Fair Value Measures

The fair value hierarchy consists of the following three levels:

- Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets that the company has the ability to access;

- Level 2—Valuations based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuations in which all significant inputs are observable in the market; and

- Level 3—Valuations using significant inputs that are unobservable in the market and include the use of judgment by the company's management about the assumptions market participants would use in pricing the asset or liability.

The following table summarizes the bases used to measure certain assets and liabilities carried at fair value on a recurring basis on the consolidated balance sheet as of December 31, 2023:

(in millions)	Total	Basis of fair value measurement		
		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets				
Cash and equivalents	$12,814	$6,223	$6,591	$ —
Money market funds and time deposits	10	—	10	—
Debt securities	26	—	26	—
Equity securities	111	86	25	—
Foreign currency contracts	66	—	66	—
Total assets	$13,027	$6,309	$6,718	$ —
Liabilities				
Interest rate swap contracts	$ 293	$ —	$ 293	$ —
Foreign currency contracts	203	—	203	—
Contingent consideration	19,890	—	—	19,890
Total liabilities	$20,386	$ —	$ 496	$19,890

The following table summarizes the bases used to measure certain assets and liabilities carried at fair value on a recurring basis on the consolidated balance sheet as of December 31, 2022:

| (in millions) | Total | Basis of fair value measurement | | |
		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets				
Cash and equivalents	$ 9,201	$4,201	$5,000	$ —
Money market funds and time deposits	21	—	21	—
Debt securities	28	—	28	—
Equity securities	91	59	32	—
Foreign currency contracts	163	—	163	—
Total assets	$ 9,504	$4,260	$5,244	$ —
Liabilities				
Interest rate swap contracts	$ 392	$ —	$ 392	$ —
Foreign currency contracts	132	—	132	—
Contingent consideration	16,384	—	—	16,384
Total liabilities	$16,908	$ —	$ 524	$16,384

Money market funds and time deposits are valued using relevant observable market inputs including quoted prices for similar assets and interest rate curves. Equity securities primarily consist of investments for which the fair values were determined by using the published market prices per unit multiplied by the number of units held, without consideration of transaction costs. The derivatives entered into by the company were valued using observable market inputs including published interest rate curves and both forward and spot prices for foreign currencies.

The fair value measurements of the contingent consideration liabilities were determined based on significant unobservable inputs, including the discount rate, estimated probabilities and timing of achieving specified development, regulatory and commercial milestones and the estimated amount of future sales of the acquired products. The potential contingent consideration payments are estimated by applying a probability-weighted expected payment model for contingent milestone payments and a Monte Carlo simulation model for contingent royalty payments, which are then discounted to present value. Changes to the fair value of the contingent consideration liabilities can result from changes to one or a number of inputs, including discount rates, the probabilities of achieving the milestones, the time required to achieve the milestones and estimated future sales. Significant judgment is employed in determining the appropriateness of certain of these inputs. Changes to the inputs described above could have a material impact on the company's financial position and results of operations in any given period.

The fair value of the company's contingent consideration liabilities was calculated using the following significant unobservable inputs:

| years ended December 31 (in millions) | 2023 | | 2022 | |
	Range	Weighted Average[a]	Range	Weighted Average[a]
Discount rate	4.3% - 5.9%	4.5%	4.7% - 5.1%	4.8%
Probability of payment for unachieved milestones[b]	N/A - N/A	N/A	100% - 100%	100%
Probability of payment for royalties by indication[C]	89% - 100%	99%	56% - 100%	99%
Projected year of payments	2024 - 2034	2027	2023 - 2034	2028

(a) Unobservable inputs were weighted by the relative fair value of the contingent consideration liabilities.

(b) All significant milestones were achieved and paid as of December 31, 2023.

(c) Excluding approved indications, the estimated probability of payment was 89% at December 31, 2023 and was 56% at December 31, 2022.

There have been no transfers of assets or liabilities into or out of Level 3 of the fair value hierarchy. The following table presents the changes in fair value of contingent consideration liabilities which are measured using Level 3 inputs:

years ended December 31 (in millions)	2023	2022	2021
Beginning balance	$16,384	$14,887	$12,997
Additions[a]	—	32	—
Change in fair value recognized in net earnings	5,128	2,761	2,679
Payments	(1,622)	(1,296)	(789)
Ending balance	$19,890	$16,384	$14,887

(a) Additions during the year ended December 31, 2022, represent contingent consideration liabilities assumed in the DJS acquisition.

The change in fair value recognized in net earnings is recorded in other expense, net in the consolidated statements of earnings and included charges of $5.1 billion in 2023, $2.8 billion in 2022 and $2.7 billion in 2021. In 2023, the change in fair value reflected higher estimated Skyrizi sales driven by stronger market share uptake, the passage of time and lower discount rates. In 2022, the change in fair value reflected higher estimated Skyrizi sales driven by stronger market share uptake and the passage of time, partially offset by higher discount rates. In 2021, the change in fair value reflected higher estimated Skyrizi sales driven by stronger market share uptake, favorable clinical trial results and the passage of time, partially offset by higher discount rates.

Contingent consideration payments of amounts up to the initial acquisition date fair value are classified as cash outflows from financing activities and payments of amounts in excess of the initial acquisition date fair value are classified as cash outflows from operating activities in the consolidated statements of cash flows.

Certain financial instruments are carried at historical cost or some basis other than fair value. The book values, approximate fair values and bases used to measure the approximate fair values of certain financial instruments as of December 31, 2023 are shown in the table below:

			Basis of fair value measurement		
(in millions)	Book value	Approximate fair values	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Liabilities					
Current portion of long-term debt and finance lease obligations, excluding fair value hedges	$ 7,191	$ 7,069	$ 6,862	$207	$—
Long-term debt and finance lease obligations, excluding fair value hedges	52,460	49,541	48,983	558	—
Total liabilities	$59,651	$56,610	$55,845	$765	$—

The book values, approximate fair values and bases used to measure the approximate fair values of certain financial instruments as of December 31, 2022 are shown in the table below:

(in millions)	Book value	Approximate fair values	Basis of fair value measurement		
			Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Liabilities					
Short-term borrowings	$ 1	$ 1	$ —	$ 1	$—
Current portion of long-term debt and finance lease obligations, excluding fair value hedges	4,152	4,121	3,930	191	—
Long-term debt and finance lease obligations, excluding fair value hedges	59,463	54,073	53,365	708	—
Total liabilities	$63,616	$58,195	$57,295	$900	$—

AbbVie also holds investments in equity securities that do not have readily determinable fair values. The company records these investments at cost and remeasures them to fair value based on certain observable price changes or impairment events as they occur. The carrying amount of these investments was $159 million as of December 31, 2023 and $129 million as of December 31, 2022. No significant cumulative upward or downward adjustments have been recorded for these investments as of December 31, 2023.

Concentrations of Risk

Of total net accounts receivable, three U.S. wholesalers accounted for 81% as of December 31, 2023 and 82% as of December 31, 2022, and substantially all of AbbVie's pharmaceutical product net revenues in the United States were to these three wholesalers.

Humira (adalimumab) is AbbVie's single largest product and accounted for approximately 27% of AbbVie's total net revenues in 2023, 37% in 2022 and 37% in 2021.

Note 12 Post-Employment Benefits

AbbVie sponsors various pension and other post-employment benefit plans, including defined benefit, defined contribution and termination indemnity plans, which cover most employees worldwide. In addition, AbbVie provides medical benefits, primarily to eligible retirees in the United States and Puerto Rico, through other post-retirement benefit plans. Net obligations for these plans have been reflected on the consolidated balance sheets as of December 31, 2023 and 2022.

The following table summarizes benefit plan information for the global AbbVie-sponsored defined benefit and other post-employment plans:

as of and for the years ended December 31 (in millions)	Defined benefit plans 2023	Defined benefit plans 2022	Other post-employment plans 2023	Other post-employment plans 2022
Projected benefit obligations				
Beginning of period	$8,588	$12,006	$ 667	$ 850
Service cost	270	454	37	51
Interest cost	432	297	37	23
Employee contributions	—	1	—	—
Amendments	—	—	—	(2)
Actuarial (gain) loss	491	(3,668)	89	(229)
Benefits paid	(316)	(294)	(35)	(25)
Other, primarily foreign currency translation adjustments	79	(208)	1	(1)
End of period	9,544	8,588	796	667
Fair value of plan assets				
Beginning of period	8,472	10,655	—	—
Actual return on plan assets	1,230	(2,031)	—	—
Company contributions	366	357	35	25
Employee contributions	—	1	—	—
Benefits paid	(316)	(294)	(35)	(25)
Other, primarily foreign currency translation adjustments	87	(216)	—	—
End of period	9,839	8,472	—	—
Funded status, end of period	$ 295	$ (116)	$(796)	$(667)
Amounts recognized on the consolidated balance sheets				
Other assets	$1,086	$ 896	$ —	$ —
Accounts payable and accrued liabilities	(17)	(14)	(32)	(27)
Other long-term liabilities	(774)	(998)	(764)	(640)
Net obligation	$ 295	$ (116)	$(796)	$(667)
Actuarial loss, net	$2,290	$ 2,365	$ 282	$ 205
Prior service cost (credit)	1	3	(297)	(333)
Accumulated other comprehensive loss (income)	$2,291	$ 2,368	$ (15)	$(128)

Related to international defined benefit plans the projected benefit obligations in the table above included $2.4 billion at December 31, 2023 and $2.1 billion at December 31, 2022.

For plans reflected in the table above, the accumulated benefit obligations were $8.6 billion at December 31, 2023 and $7.7 billion at December 31, 2022.

The 2023 actuarial loss of $491 million for qualified pension plans and actuarial loss of $89 million for other post-employment plans were primarily driven by a decrease in the discount rate and changes to experience impact and medical trends assumptions. The 2022 actuarial gain of $3.7 billion for qualified pension plans and actuarial gain of $229 million for other post-employment plans were primarily driven by an increase in the discount rate.

Information For Pension Plans With An Accumulated Benefit Obligation In Excess Of Plan Assets

as of December 31 (in millions)	2023	2022
Accumulated benefit obligation	$1,410	$1,211
Fair value of plan assets	890	746

Information For Pension Plans With A Projected Benefit Obligation In Excess Of Plan Assets

as of December 31 (in millions)	2023	2022
Projected benefit obligation	$6,343	$5,592
Fair value of plan assets	5,552	4,580

AbbVie's U.S. pension plan was modified to close the plan to new entrants effective January 1, 2022. In addition, a change to AbbVie's U.S. retiree health benefit plan was approved in 2020 and communicated to employees and retirees in October 2020. Beginning in 2022, Medicare-eligible retirees and Medicare-eligible dependents choose health care coverage from insurance providers through a private Medicare exchange. AbbVie will continue to provide financial support to Medicare-eligible retirees.

Amounts Recognized in Other Comprehensive Income (Loss)

The following table summarizes the pre-tax losses (gains) included in other comprehensive income (loss):

years ended December 31 (in millions)	2023	2022	2021
Defined benefit plans			
Actuarial gain	$ (16)	$ (925)	$(345)
Amortization of prior service cost	(1)	(2)	(2)
Amortization of actuarial loss	(16)	(231)	(288)
Foreign exchange loss (gain) and other	(44)	17	(27)
Total gain	$ (77)	$(1,141)	$(662)
Other post-employment plans			
Actuarial loss (gain)	$ 89	$ (229)	$ 10
Prior service credit	—	(2)	—
Amortization of prior service credit	36	38	39
Amortization of actuarial loss	(12)	(26)	(32)
Total loss (gain)	$113	$ (219)	$ 17

Net Periodic Benefit Cost

years ended December 31 (in millions)	2023	2022	2021
Defined benefit plans			
Service cost	$ 270	$ 454	$ 440
Interest cost	432	297	237
Expected return on plan assets	(723)	(712)	(663)
Amortization of prior service cost	1	2	2
Amortization of actuarial loss	16	231	288
Net periodic benefit cost (credit)	$ (4)	$ 272	$ 304
Other post-employment plans			
Service cost	$ 37	$ 51	$ 48
Interest cost	37	23	19
Amortization of prior service credit	(36)	(38)	(39)
Amortization of actuarial loss	12	26	32
Net periodic benefit cost	$ 50	$ 62	$ 60

The components of net periodic benefit cost other than service cost are included in other expense, net in the consolidated statements of earnings.

Weighted-Average Assumptions Used in Determining Benefit Obligations at the Measurement Date

as of December 31	2023	2022
Defined benefit plans		
Discount rate	4.8%	5.0%
Rate of compensation increases	4.8%	5.5%
Cash balance interest crediting rate	4.4%	2.7%
Other post-employment plans		
Discount rate	5.1%	5.3%

The assumptions used in calculating the December 31, 2023 measurement date benefit obligations will be used in the calculation of net periodic benefit cost in 2024.

Weighted-Average Assumptions Used in Determining Net Periodic Benefit Cost

years ended December 31	2023	2022	2021
Defined benefit plans			
Discount rate for determining service cost	5.0%	3.0%	2.6%
Discount rate for determining interest cost	4.9%	2.6%	2.2%
Expected long-term rate of return on plan assets	7.3%	7.1%	7.1%
Expected rate of change in compensation	4.8%	5.2%	4.6%
Cash balance interest crediting rate	2.7%	2.7%	2.8%
Other post-employment plans			
Discount rate for determining service cost	5.3%	3.3%	3.0%
Discount rate for determining interest cost	5.1%	2.7%	2.2%

For the December 31, 2023 post-retirement health care obligations remeasurement, the company assumed a 7.4% pre-65 (2.1% post-65) annual rate of increase in the per capita cost of covered health care benefits. The pre-65 rate was assumed to decrease gradually to 4.5% (1.8% post-65) in 2032 and remain at that level thereafter. For purposes of measuring the 2023 post-retirement health care costs, the company assumed a 6.2% pre-65 (2.0% post-65) annual rate of increase in the per capita cost of covered health care benefits. The pre-65 rate was assumed to decrease gradually to 4.5% (1.8% post-65) for 2030 and remain at that level thereafter.

Defined Benefit Pension Plan Assets

		Basis of fair value measurement		
as of December 31 (in millions)	2023	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Equities				
U.S. large cap[a]	$1,018	$1,018	$ —	$—
U.S. mid cap[b]	173	173	—	—
International[c]	488	488	—	—
Fixed income securities				
U.S. government securities[d]	246	62	184	—
Corporate debt instruments[d]	714	155	559	—
Non-U.S. government securities[d]	461	301	160	—
Other[d]	126	124	2	—
Absolute return funds[e]	155	66	89	—
Other[f]	414	413	1	—
Total	$3,795	$2,800	$995	$—
Total assets measured at NAV	6,044			
Fair value of plan assets	$9,839			

as of December 31 (in millions)	2022	Basis of fair value measurement Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Equities				
U.S. large cap[(a)]	$ 949	$ 949	$ —	$—
U.S. mid cap[(b)]	157	157	—	—
International[(c)]	327	327	—	—
Fixed income securities				
U.S. government securities[(d)]	237	69	168	—
Corporate debt instruments[(d)]	680	144	536	—
Non-U.S. government securities[(d)]	548	402	146	—
Other[(d)]	84	81	3	—
Absolute return funds[(e)]	91	4	87	—
Real assets	9	9	—	—
Other[(f)]	278	277	1	—
Total	$3,360	$2,419	$941	$—
Total assets measured at NAV	5,112			
Fair value of plan assets	$8,472			

(a) A mix of index funds and actively managed equity accounts that are benchmarked to various large cap indices.

(b) A mix of index funds and actively managed equity accounts that are benchmarked to various mid cap indices.

(c) A mix of index funds and actively managed equity accounts that are benchmarked to various non-U.S. equity indices in both developed and emerging markets.

(d) Securities held by actively managed accounts, index funds and mutual funds.

(e) Primarily funds having global mandates with the flexibility to allocate capital broadly across a wide range of asset classes and strategies, including but not limited to equities, fixed income, commodities, financial futures, currencies and other securities, with objectives to outperform agreed upon benchmarks of specific return and volatility targets.

(f) Investments in cash and cash equivalents.

Equities and registered investment companies having quoted prices are valued at the published market prices. Fixed income securities that are valued using significant other observable inputs are quoted at prices obtained from independent financial service industry-recognized vendors. Investments held in pooled investment funds, common collective trusts or limited partnerships are valued at the net asset value (NAV) practical expedient to estimate fair value. The NAV is provided by the fund administrator and is based on the value of the underlying assets owned by the fund minus its liabilities.

The investment mix of equity securities, fixed income and other asset allocation strategies is based upon achieving a desired return, balancing higher return, more volatile equity securities and lower return, less volatile fixed income securities. Investment allocations are established for each plan and are generally made across a range of markets, industry sectors, capitalization sizes and in the case of fixed income securities, maturities and credit quality. The 2023 target investment allocation for the AbbVie Pension Plan was 62.5% in equity securities, 22.5% in fixed income securities and 15% in asset allocation strategies and other holdings. There are no known significant concentrations of risk in the plan assets of the AbbVie Pension Plan or of any other plans.

The expected return on plan assets assumption for each plan is based on management's expectations of long-term average rates of return to be achieved by the underlying investment portfolio.

In establishing this assumption, management considers historical and expected returns for the asset classes in which the plans are invested, as well as current economic and capital market conditions.

Expected Benefit Payments

The following table summarizes total benefit payments expected to be paid to plan participants including payments funded from both plan and company assets:

years ending December 31 (in millions)	Defined benefit plans	Other post-employment plans
2024	$ 339	$ 33
2025	364	37
2026	387	41
2027	413	44
2028	434	47
2029 to 2033	2,580	292

Defined Contribution Plan

AbbVie maintains defined contribution savings plans for the benefit of its eligible employees. The expense recognized for these plans was $398 million in 2023, $474 million in 2022 and $267 million in 2021. AbbVie provides certain other post-employment benefits, primarily salary continuation arrangements, to qualifying employees and accrues for the related cost over the service lives of the employees.

Note 13 Equity

Stock-Based Compensation

In May 2021, stockholders of the company approved the AbbVie Amended and Restated 2013 Incentive Stock Program (the Amended Plan), which amends and restates the AbbVie 2013 Incentive Stock Program (2013 ISP). AbbVie grants stock-based awards to eligible employees pursuant to the Amended Plan, which provides for several different forms of benefits, including non-qualified stock options, RSUs and various performance-based awards. Under the Amended Plan, a total of 144 million shares of AbbVie common stock have been reserved for issuance as awards to AbbVie employees.

AbbVie measures compensation expense for stock-based awards based on the grant date fair value of the awards and the estimated number of awards that are expected to vest. Forfeitures are estimated based on historical experience at the time of grant and are revised in subsequent periods if actual forfeitures differ from those estimates. Compensation cost for stock-based awards is amortized over the service period, which could be shorter than the vesting period if an employee is retirement eligible. Retirement eligible employees generally are those who are age 55 or older and have at least 10 years of service.

Stock-based compensation expense is principally related to awards issued pursuant to the 2013 ISP and the Amended Plan and is summarized as follows:

years ended December 31 (in millions)	2023	2022	2021
Cost of products sold	$ 46	$ 38	$ 46
Research and development	278	232	226
Selling, general and administrative	423	401	420
Pre-tax compensation expense	747	671	692
Tax benefit	136	122	126
After-tax compensation expense	$611	$549	$566

Realized excess tax benefits associated with stock-based compensation totaled $90 million in 2023, $116 million in 2022 and $50 million in 2021.

Stock Options

Stock options awarded to employees typically have a contractual term of 10 years and generally vest in one-third increments over a 3-year period. The exercise price is equal to at least 100% of the market value on the date of grant. The fair value is determined using the Black-Scholes model. The weighted-average grant-date fair values of stock options granted were $29.89 in 2023, $22.83 in 2022 and $16.28 in 2021.

The following table summarizes AbbVie stock option activity in 2023:

(options in thousands, aggregate intrinsic value in millions)	Options	Weighted-average exercise price	Weighted-average remaining life (in years)	Aggregate intrinsic value
Outstanding at December 31, 2022	9,320	$ 91.84	4.8	$650
Granted	642	149.30		
Exercised	(2,410)	73.21		
Lapsed and forfeited	(71)	90.43		
Outstanding at December 31, 2023	7,481	$102.80	5.0	$390
Exercisable at December 31, 2023	5,954	$ 93.85	4.2	$364

The total intrinsic value of options exercised was $189 million in 2023, $295 million in 2022 and $239 million in 2021. The total fair value of options vested during 2023 was $21 million. As of December 31, 2023, $6 million of unrecognized compensation cost related to stock options is expected to be recognized as expense over approximately the next two years.

RSUs and Performance Shares

RSUs awarded to employees other than senior executives and other key employees generally vest in ratable increments over a three or four-year period. Recipients of these RSUs are entitled to receive dividend equivalents as dividends are declared and paid during the RSU vesting period.

The majority of the equity awards AbbVie grants to its senior executives and other key employees are performance-based. Equity awards granted to senior executives and other key employees consist of a combination of performance-vested RSUs and performance shares as well as non-qualified stock options described above. The performance-vested RSUs have the potential to vest in one-third increments during a three-year performance period and may be earned based on AbbVie's return on invested capital (ROIC) performance relative to a defined peer group of pharmaceutical, biotech and life science companies. The recipient may receive one share of AbbVie common stock for each vested award. The performance shares have the potential to vest over a three-year performance period and may be earned based on AbbVie's EPS achievement and AbbVie's total stockholder return (TSR) (a market condition) relative to a defined peer group of pharmaceutical, biotech and life sciences companies. Dividend equivalents on performance-vested RSUs and performance shares accrue during the performance period and are payable at vesting only to the extent that shares are earned.

The weighted-average grant-date fair value of RSUs and performance shares generally is determined based on the number of shares/units granted and the quoted price of AbbVie's common stock on the date of grant. The weighted-average grant-date fair values of performance shares with a TSR market condition are determined using the Monte Carlo simulation model.

The following table summarizes AbbVie RSU and performance share activity for 2023:

(share units in thousands)	Share units	Weighted-average grant date fair value
Outstanding at December 31, 2022	13,031	$116.84
Granted	5,872	141.63
Vested	(6,790)	107.96
Forfeited	(1,374)	113.65
Outstanding at December 31, 2023	10,739	$136.42

The fair market value of RSUs and performance shares (as applicable) vested was $1.0 billion in 2023, $1.0 billion in 2022 and $718 million in 2021.

As of December 31, 2023, $571 million of unrecognized compensation cost related to RSUs and performance shares is expected to be recognized as expense over approximately the next two years.

Cash Dividends

Cash dividends declared per common share totaled $5.99 in 2023, $5.71 in 2022 and $5.31 in 2021. The following table summarizes quarterly cash dividends declared during 2023, 2022 and 2021:

2023			2022			2021		
Date Declared	Payment Date	Dividend Per Share	Date Declared	Payment Date	Dividend Per Share	Date Declared	Payment Date	Dividend Per Share
10/26/23	02/15/24	$1.55	10/28/22	02/15/23	$1.48	10/29/21	02/15/22	$1.41
09/08/23	11/15/23	$1.48	09/09/22	11/15/22	$1.41	09/10/21	11/15/21	$1.30
06/22/23	08/15/23	$1.48	06/23/22	08/15/22	$1.41	06/17/21	08/16/21	$1.30
02/16/23	05/15/23	$1.48	02/17/22	05/16/22	$1.41	02/18/21	05/14/21	$1.30

Stock Repurchase Program

The company's stock repurchase authorization permits purchases of AbbVie shares from time to time in open-market or private transactions at management's discretion. The program has no time limit and can be discontinued at any time. Shares repurchased under this program are recorded at acquisition cost, including related expenses and are available for general corporate purposes.

On February 16, 2023, AbbVie's board of directors authorized a $5.0 billion increase to the existing stock repurchase authorization. AbbVie repurchased 10 million shares for $1.6 billion in 2023, 8 million shares for $1.1 billion in 2022 and 6 million shares for $670 million in 2021. AbbVie's remaining stock repurchase authorization was $4.8 billion as of December 31, 2023.

Accumulated Other Comprehensive Loss

The following table summarizes the changes in each component of accumulated other comprehensive loss, net of tax, for 2023, 2022 and 2021:

(in millions) (brackets denote losses)	Foreign currency translation adjustments	Net investment hedging activities	Pension and post-employment benefits	Cash flow hedging activities	Total
Balance as of December 31, 2020	$ 583	$(790)	$(3,067)	$157	$(3,117)
Other comprehensive income (loss) before reclassifications	(1,153)	720	298	76	(59)
Net losses (gains) reclassified from accumulated other comprehensive loss	—	(21)	223	75	277
Net current-period other comprehensive income (loss)	(1,153)	699	521	151	218
Balance as of December 31, 2021	(570)	(91)	(2,546)	308	(2,899)
Other comprehensive income (loss) before reclassifications	(943)	629	915	91	692
Net losses (gains) reclassified from accumulated other comprehensive loss	—	(74)	173	(91)	8
Net current-period other comprehensive income (loss)	(943)	555	1,088	—	700
Balance as of December 31, 2022	(1,513)	464	(1,458)	308	(2,199)
Other comprehensive income (loss) before reclassifications	407	(311)	(23)	(10)	63
Net gains reclassified from accumulated other comprehensive loss	—	(88)	(7)	(74)	(169)
Net current-period other comprehensive income (loss)	407	(399)	(30)	(84)	(106)
Balance as of December 31, 2023	$(1,106)	$ 65	$(1,488)	$224	$(2,305)

Other comprehensive income (loss) for 2023 included foreign currency translation adjustments totaling gains of $407 million principally due to the impact of the strengthening of the Euro on the translation of the company's Euro-denominated assets and the offsetting impact of net investment hedging activities totaling losses of $399 million. Other comprehensive income for 2022 included pension and post-employment benefit plan gains of $1.1 billion primarily due to actuarial gains driven by higher discount rates partially offset by losses on plan assets. Other comprehensive income (loss) for 2022 also included foreign currency translation adjustments totaling losses of $943 million principally due to the impact of the weakening of the Euro on the translation of the company's Euro-denominated assets and the offsetting impact of net investment hedging activities totaling gains of $555 million. Other comprehensive income (loss) for 2021 included foreign currency translation adjustments totaling losses of $1.2 billion principally due to the impact of the weakening of the Euro on the translation of the company's Euro-denominated assets and the offsetting impact of net investment hedging activities totaling gains of $699 million.

The table below presents the impact on AbbVie's consolidated statements of earnings for significant amounts reclassified out of each component of accumulated other comprehensive loss:

years ended December 31 (in millions) (brackets denote gains)	2023	2022	2021
Net investment hedging activities			
Gains on derivative amount excluded from effectiveness testing[a]	$(112)	$ (94)	$ (26)
Tax expense	24	20	5
Total reclassifications, net of tax	$ (88)	$ (74)	$ (21)
Pension and post-employment benefits			
Amortization of actuarial losses (gains) and other[b]	$ (7)	$221	$283
Tax expense (benefit)	—	(48)	(60)
Total reclassifications, net of tax	$ (7)	$173	$223
Cash flow hedging activities			
Losses (gains) on foreign currency forward exchange contracts[c]	$ (77)	$ (82)	$ 87
Gains on treasury rate lock agreements[a]	(24)	(23)	(24)
Losses on interest rate swap contracts[a]	—	1	24
Losses on cross-currency swap contracts[d]	6	—	—
Tax expense (benefit)	21	13	(12)
Total reclassifications, net of tax	$ (74)	$ (91)	$ 75

(a) Amounts are included in interest expense, net (see Note 11).

(b) Amounts are included in the computation of net periodic benefit cost (see Note 12).

(c) Amounts are included in cost of products sold (see Note 11).

(d) Amounts are included in net foreign exchange loss (see Note 11).

Other

In addition to common stock, AbbVie's authorized capital includes 200 million shares of preferred stock, par value $0.01. As of December 31, 2023, no shares of preferred stock were issued or outstanding.

Note 14 Income Taxes

Earnings Before Income Tax Expense

years ended December 31 (in millions)	2023	2022	2021
Domestic	$(3,475)	$ (4,608)	$ (1,644)
Foreign	9,725	18,085	14,633
Total earnings before income tax expense	$ 6,250	$13,477	$12,989

Income Tax Expense

years ended December 31 (in millions)	2023	2022	2021
Current			
Domestic	$ 3,272	$ 2,647	$1,987
Foreign	994	916	351
Total current taxes	$ 4,266	$ 3,563	$2,338
Deferred			
Domestic	$(2,324)	$(1,512)	$ (839)
Foreign	(565)	(419)	(59)
Total deferred taxes	$(2,889)	$(1,931)	$ (898)
Total income tax expense	$ 1,377	$ 1,632	$1,440

Effective Tax Rate Reconciliation

years ended December 31	2023	2022	2021
Statutory tax rate	21.0%	21.0%	21.0%
Effect of foreign operations	8.0	(4.4)	(5.4)
U.S. tax credits	(3.1)	(2.8)	(2.8)
Non-deductible expenses	1.5	0.6	0.3
Tax law changes	(3.8)	(2.4)	(2.0)
Tax audits and settlements	(1.1)	0.9	(0.4)
All other, net	(0.5)	(0.8)	0.4
Effective tax rate	22.0%	12.1%	11.1%

The effective income tax rate fluctuates year to year due to the allocation of the company's taxable earnings among jurisdictions, as well as certain discrete factors and events in each year, including changes in tax law and business development activities. The effective income tax rates in 2023, 2022 and 2021 differed from the statutory tax rate principally due to the impact of foreign operations with lower income tax rates in locations outside the United States, the U.S. global minimum tax, changes in fair value of contingent consideration, tax credits and incentives in the United States, Puerto Rico and other foreign tax jurisdictions, and business development activities. The effective income tax rate in 2023 was higher than prior periods due to increased changes in fair value of contingent consideration, intangible asset impairments and the impacts of the transition from the Puerto Rico excise tax to an income tax.

In 2022, Puerto Rico enacted Act 52-2022 (the Puerto Rico Act) allowing for a transition from a Puerto Rico excise tax levied on gross inventory purchases to an income-based tax beginning in 2023. The company completed the transition requirements of the Puerto Rico Act in 2022, resulting in the remeasurement of certain deferred tax assets and liabilities based on income tax rates at which they are expected to reverse in the future. The net tax benefit recognized in 2022 from the remeasurement of deferred taxes related to the Puerto Rico Act was $323 million.

The Tax Cuts and Jobs Act (the Act) was signed into law in December 2017, resulting in significant changes to the U.S. corporate tax system, including a one-time transition tax on a mandatory deemed repatriation of earnings of certain foreign subsidiaries that were previously untaxed. The Act also created a U.S. global minimum tax on certain foreign sourced earnings. The company's accounting policy for the minimum tax on foreign sourced earnings is to report the tax effects on the basis that the minimum tax will be recognized in tax expense in the year it is incurred as a period expense.

Deferred Tax Assets and Liabilities

as of December 31 (in millions)	2023	2022
Deferred tax assets		
Compensation and employee benefits	$ 519	$ 497
Accruals and reserves	1,113	1,023
Chargebacks and rebates	1,431	991
Advance payments	298	547
Net operating losses and other carryforwards	14,316	10,391
Other	2,259	1,710
Total deferred tax assets	19,936	15,159
Valuation allowances	(13,478)	(9,627)
Total net deferred tax assets	6,458	5,532
Deferred tax liabilities		
Excess of book basis over tax basis of intangible assets	(1,535)	(3,590)
Excess of book basis over tax basis in investments	(374)	(340)
Other	(746)	(772)
Total deferred tax liabilities	(2,655)	(4,702)
Net deferred tax assets	$ 3,803	$ 830

The increase in net deferred tax assets is primarily related to capitalization of R&D expense and increases in accruals and reserves, offset by a decrease in advance payments. The decrease in deferred tax liabilities is primarily related to amortization and impairments of intangible assets.

In 2023, Bermuda enacted the Corporate Income Tax Act ("Bermuda Tax Act"), which implements a 15% corporate income tax effective beginning in 2025. The enactment of the Bermuda Tax Act resulted in the remeasurement of certain deferred tax assets and liabilities based on income tax rates at which they are expected to reverse in the future. The remeasurement related primarily to net operating losses and reflected an increase of $3.6 billion to deferred tax assets and an offsetting increase to valuation allowances, resulting in no net impact to deferred tax assets as such losses are not expected to be realized in the foreseeable future.

The company had valuation allowances of $13.5 billion as of December 31, 2023 and $9.6 billion as of December 31, 2022. These were principally related to foreign and state net operating losses and other credit carryforwards that are not expected to be realized.

As of December 31, 2023, the company had U.S. federal, state and foreign credit carryforwards of $372 million as well as U.S. federal, state and foreign net operating loss carryforwards of $33.6 billion, which will expire at various times through 2043. The company also had foreign loss carryforwards of $31.3 billion that have no expiration.

Unremitted foreign earnings subject to the Act's transition tax are not considered indefinitely reinvested. Post-2017 earnings subject to the U.S. minimum tax on foreign sourced earnings or eligible for the 100 percent foreign dividends received deduction are also not considered indefinitely reinvested earnings. However, the company generally considers instances of outside basis differences in foreign subsidiaries that would incur additional U.S. tax upon reversal (e.g., capital gain distributions) to be permanent in duration. The unrecognized tax liability is not practicable to determine.

Unrecognized Tax Benefits

years ended December 31 (in millions)	2023	2022	2021
Beginning balance	$5,670	$5,489	$5,264
Increase due to current year tax positions	129	88	208
Increase due to prior year tax positions	109	243	137
Decrease due to prior year tax positions	(21)	(33)	(62)
Settlements	(86)	(7)	(24)
Lapse of statutes of limitations	(39)	(110)	(34)
Ending balance	$5,762	$5,670	$5,489

If recognized, the net amount of potential tax benefits that would impact the company's effective tax rate is $5.6 billion in 2023 and $5.5 billion in 2022. The "Increase due to current year tax positions" and "Increase due to prior year tax positions" in the table above include amounts related to federal, state and international tax items.

AbbVie recognizes interest and penalties related to income tax matters in income tax expense in the consolidated statements of earnings. AbbVie recognized gross income tax expense of $430 million in 2023, $339 million in 2022 and $161 million in 2021, for interest and penalties related to income tax matters. AbbVie had an accrual for the payment of gross interest and penalties of $1.6 billion at December 31, 2023, $1.1 billion at December 31, 2022 and $803 million at December 31, 2021.

The company is routinely audited by the tax authorities in significant jurisdictions and a number of audits are currently underway. It is reasonably possible during the next 12 months that uncertain tax positions may be settled, which could result in a decrease in the gross amount of unrecognized tax benefits. Due to the potential for resolution of federal, state and foreign examinations and the expiration of various statutes of limitation, the company's gross unrecognized tax benefits balance may change within the next 12 months up to $476 million. All significant federal, state, local and international matters have been concluded for years through 2009. The company believes adequate provision has been made for all income tax uncertainties.

Note 15 Legal Proceedings and Contingencies

AbbVie is subject to contingencies, such as various claims, legal proceedings and investigations regarding product liability, intellectual property, commercial, securities and other matters that arise in the normal course of business. The most significant matters are described below. Loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount within a probable range is recorded. For litigation matters discussed below for which a loss is probable or reasonably possible, the company is unable to estimate the possible loss or range of loss, if any, beyond the amounts accrued. Initiation of new legal proceedings or a change in the status of existing proceedings may result in a change in the estimated loss accrued by AbbVie. While it is not feasible to predict the outcome of all proceedings and exposures with certainty, management believes that their ultimate disposition should not have a material adverse effect on AbbVie's consolidated financial position, results of operations or cash flows.

Subject to certain exceptions specified in the separation agreement by and between Abbott Laboratories (Abbott) and AbbVie, AbbVie assumed the liability for, and control of, all pending and threatened legal matters related to its business, including liabilities for any claims or legal proceedings related to products that had been part of its business, but were discontinued prior to the distribution, as well as assumed or retained liabilities, and will indemnify Abbott for any liability arising out of or resulting from such assumed legal matters.

Antitrust Litigation

Lawsuits are pending against AbbVie and others generally alleging that the 2005 patent litigation settlement involving Niaspan entered into between Kos Pharmaceuticals, Inc. (a company acquired by Abbott in 2006 and presently a subsidiary of AbbVie) and a generic company violated federal and state antitrust laws and state unfair and deceptive trade practices and unjust enrichment laws. Plaintiffs generally seek monetary damages and/or injunctive relief and attorneys' fees. The lawsuits pending in federal court consist of six individual plaintiff lawsuits and a certified class action by Niaspan direct purchasers. The cases are pending in the United States District Court for the Eastern District of Pennsylvania for coordinated or consolidated pre-trial proceedings under the MDL Rules as In re: Niaspan Antitrust Litigation, MDL No. 2460. In October 2016, the Orange County, California District Attorney's Office filed a lawsuit on behalf of the State of California regarding the Niaspan patent litigation settlement in Orange County Superior Court, asserting a claim under the unfair competition provision of the California Business and Professions Code seeking injunctive relief, restitution, civil penalties and attorneys' fees.

In August 2019, direct purchasers of AndroGel filed a lawsuit, King Drug Co. of Florence, Inc., et al. v. AbbVie Inc., et al., against AbbVie and others in the United States District Court for the Eastern District of Pennsylvania, alleging that 2006 patent litigation settlements and related agreements by Solvay Pharmaceuticals, Inc. (a company Abbott acquired in February 2010 and now known as AbbVie Products LLC) with three generic companies violated federal antitrust law, and also alleging that 2011 patent litigation by Abbott with two generic companies regarding AndroGel was sham litigation and the settlements of those litigations violated federal antitrust law. Plaintiffs generally seek monetary damages and/or injunctive relief and attorneys' fees. In November 2022, the State of Oregon filed a lawsuit in the Multnomah County, Oregon Circuit Court making similar allegations regarding the 2011 patent litigation with one of the generic companies.

Lawsuits were filed against Forest Laboratories, LLC and others generally alleging that 2012 and 2013 patent litigation settlements involving Bystolic with six generic manufacturers violated federal and state antitrust laws and state unfair and deceptive trade practices and unjust enrichment laws. Plaintiffs generally seek monetary damages and/or injunctive relief and attorneys' fees. The lawsuits, purported class actions filed on behalf of direct and indirect purchasers of Bystolic, were consolidated as In re: Bystolic Antitrust Litigation in the United States District Court for the Southern District of New York. In February 2023, the court granted Forest Laboratories' motion to dismiss the cases, dismissing them with prejudice. Plaintiffs are appealing the court's motion to dismiss ruling.

Government Proceedings

Lawsuits are pending against Allergan and several other manufacturers generally alleging that they improperly promoted and sold prescription opioid products. Approximately 590 lawsuits are pending against Allergan in federal and state courts. Most of the federal court lawsuits are consolidated for pre-trial purposes in the United States District Court for the Northern District of Ohio under the MDL rules as In re: National Prescription Opiate Litigation, MDL No. 2804. Approximately 140 of the lawsuits are pending in various state courts. The plaintiffs in these lawsuits, which include states, counties, cities, other municipal entities, Native American tribes, union trust funds and other third-party payors, private hospitals and personal injury claimants, generally seek compensatory and punitive damages. Of these approximately 590 lawsuits, approximately 175 of them are brought by states, counties, cities, and other municipal entities, approximately 140 of which are in the process of being dismissed pursuant to the previously announced settlement for which AbbVie recorded a charge of $2.1 billion to selling, general and administrative expense in the consolidated statement of earnings in the second quarter of 2022.

In March 2023, AbbVie Inc. filed a petition in the United States Tax Court, AbbVie Inc. and Subsidiaries v. Commissioner of Internal Revenue. The petition disputes the Internal Revenue Service determination concerning a $572 million income tax benefit recorded in 2014 related to a payment made to a third party for the termination of a proposed business combination.

Shareholder and Securities Litigation

In October 2018, a federal securities lawsuit, Holwill v. AbbVie Inc., et al., was filed in the United States District Court for the Northern District of Illinois against AbbVie, its chief executive officer and former chief financial officer, alleging that reasons stated for Humira sales growth in financial filings between 2013 and 2018 were misleading because they omitted alleged misconduct in connection with Humira patient and reimbursement support services and other services and items of value that allegedly induced Humira prescriptions. In September 2021, the court granted plaintiffs' motion to certify a class.

Lawsuits were filed against Allergan and certain of its former officers alleging they made misrepresentations and omissions regarding Allergan's textured breast implants. The lawsuits, which were filed by Allergan shareholders, have been consolidated in the United States District Court for the Southern District of New York as In re: Allergan plc Securities Litigation. The plaintiffs generally seek compensatory damages and attorneys' fees. In September 2019, the court partially granted Allergan's motion to dismiss. In September 2021, the court granted plaintiffs' motion to certify a class. In December 2022, the court granted Allergan's motion for summary judgment on the remaining claims, dismissing them with prejudice. Plaintiffs are appealing the court's motion to dismiss and summary judgment rulings.

In May and July 2022, two shareholder derivative lawsuits, Treppel Family Trust v. Gonzalez et al., and Katcher v. Gonzalez, et al., were filed in the United States District Court for the Northern District of Illinois, alleging that certain AbbVie directors and officers breached fiduciary and other legal duties in making or allowing alleged misstatements regarding the potential effect that safety information about another company's product would have on the Food and Drug Administration's approval and labeling for AbbVie's Rinvoq.

Product Liability and General Litigation

In April 2023, a putative class action lawsuit, Camargo v. AbbVie Inc., was filed in the United States District Court for the Northern District of Illinois on behalf of Humira patients who paid for Humira based on its list price or who, after losing insurance coverage, discontinued Humira because they could not pay based on its list price, alleging that Humira's list price is excessive in violation of multiple states' unfair and deceptive trade practices statutes. The plaintiff generally seeks monetary damages, injunctive relief, and attorneys' fees.

In 2018, a qui tam lawsuit, U.S. ex rel. Silbersher v. Allergan Inc., et al., was filed in the United States District Court for the Northern District of California against several Allergan entities and others,

alleging that their conduct before the U.S. Patent Office resulted in false claims for payment being made to federal and state healthcare payors for Namenda XR and Namzaric. The plaintiff-relator sought damages and attorneys' fees under the federal False Claims Act and state law analogues. The federal government and state governments declined to intervene in the lawsuit. In March 2023, the court granted Allergan's motion to dismiss, dismissing plaintiff-relator's federal law claims with prejudice and state law claims without prejudice. The plaintiff-relator is appealing the court's motion to dismiss ruling.

Intellectual Property Litigation

AbbVie Inc. is seeking to enforce patent rights relating to venetoclax (a drug sold under the trademark Venclexta). Litigation was filed in the United States District Court for the District of Delaware in July 2020 against Dr. Reddy's Laboratories, Ltd. and Dr. Reddy's Laboratories, Inc.; and Alembic Pharmaceuticals Ltd., Alembic Pharmaceuticals, Inc., and Alembic Global Holdings SA. AbbVie alleges defendants' proposed generic venetoclax products infringe certain patents and seeks declaratory and injunctive relief. Genentech, Inc., which is in a global collaboration with AbbVie concerning the development and marketing of Venclexta, is the co-plaintiff in this suit.

AbbVie Inc. is seeking to enforce patent rights relating to upadacitinib (a drug sold under the trademark Rinvoq). Litigation was filed in the United States District Court for the District of Delaware in November 2023 against Hetero USA, Inc., Hetero Labs Limited, Hetero Labs Limited Unit-V, Aurobindo Pharma USA, Inc., Aurobindo Pharma Ltd., Sandoz, Inc. Sandoz Private Limited, Sandoz GMBH, Intas Pharmaceuticals Ltd., Accord Healthcare, Inc., and Sun Pharmaceutical Industries, Ltd. AbbVie alleges defendants' proposed generic upadacitinib products infringe certain patents and seeks declaratory and injunctive relief.

Note 16 Segment and Geographic Area Information

AbbVie operates as a single global business segment dedicated to the research and development, manufacturing, commercialization and sale of innovative medicines and therapies. This operating structure enables the Chief Executive Officer, as chief operating decision maker (CODM), to allocate resources and assess business performance on a global basis in order to achieve established long-term strategic goals. Consistent with this structure, a global research and development and supply chain organization is responsible for the discovery, manufacturing and supply of products. Commercial efforts that coordinate the marketing, sales and distribution of these products are organized by geographic region or therapeutic area. All of these activities are supported by a global corporate administrative staff. The determination of a single business segment is consistent with the consolidated financial information regularly reviewed by the CODM for purposes of assessing performance, allocating resources and planning and forecasting future periods.

Substantially all of AbbVie's pharmaceutical product net revenues in the United States are to three wholesalers. Outside the United States, products are sold primarily to health care providers or through distributors, depending on the market served. The following tables detail AbbVie's worldwide net revenues:

years ended December 31 (in millions)		2023	2022	2021
Immunology				
Humira	United States	$12,160	$18,619	$17,330
	International	2,244	2,618	3,364
	Total	$14,404	$21,237	$20,694
Skyrizi	United States	$ 6,753	$ 4,484	$ 2,486
	International	1,010	681	453
	Total	$ 7,763	$ 5,165	$ 2,939
Rinvoq	United States	$ 2,824	$ 1,794	$ 1,271
	International	1,145	728	380
	Total	$ 3,969	$ 2,522	$ 1,651

years ended December 31 (in millions)		2023	2022	2021
Oncology				
Imbruvica	United States	$ 2,665	$ 3,426	$ 4,321
	Collaboration revenues	931	1,142	1,087
	Total	$ 3,596	$ 4,568	$ 5,408
Venclexta	United States	$ 1,087	$ 1,009	$ 934
	International	1,201	1,000	886
	Total	$ 2,288	$ 2,009	$ 1,820
Epkinly	Collaboration Revenues	$ 28	$ —	$ —
	International	3	—	—
	Total	$ 31	$ —	$ —
Aesthetics				
Botox Cosmetic	United States	$ 1,670	$ 1,654	$ 1,424
	International	1,012	961	808
	Total	$ 2,682	$ 2,615	$ 2,232
Juvederm Collection	United States	$ 519	$ 548	$ 658
	International	859	880	877
	Total	$ 1,378	$ 1,428	$ 1,535
Other Aesthetics	United States	$ 1,060	$ 1,122	$ 1,268
	International	174	168	198
	Total	$ 1,234	$ 1,290	$ 1,466
Neuroscience				
Botox Therapeutic	United States	$ 2,476	$ 2,255	$ 2,012
	International	515	464	439
	Total	$ 2,991	$ 2,719	$ 2,451
Vraylar	United States	$ 2,755	$ 2,037	$ 1,728
	International	4	1	—
	Total	$ 2,759	$ 2,038	$ 1,728
Duodopa	United States	$ 97	$ 95	$ 102
	International	371	363	409
	Total	$ 468	$ 458	$ 511
Ubrelvy	United States	$ 803	$ 680	$ 552
	International	12	—	—
	Total	$ 815	$ 680	$ 552
Qulipta	United States	$ 405	$ 158	$ —
	International	3	—	—
	Total	$ 408	$ 158	$ —
Other Neuroscience	United States	$ 254	$ 456	$ 667
	International	22	19	18
	Total	$ 276	$ 475	$ 685
Eye Care				
Ozurdex	United States	$ 143	$ 139	$ 130
	International	329	289	288
	Total	$ 472	$ 428	$ 418
Lumigan/Ganfort	United States	$ 173	$ 242	$ 273
	International	259	272	306
	Total	$ 432	$ 514	$ 579
Alphagan/Combigan	United States	$ 121	$ 202	$ 373
	International	151	144	156
	Total	$ 272	$ 346	$ 529

years ended December 31 (in millions)			2023	2022	2021
Restasis	United States		$ 382	$ 621	$ 1,234
	International		54	45	56
	Total		$ 436	$ 666	$ 1,290
Other Eye Care	United States		$ 433	$ 399	$ 393
	International		370	348	358
	Total		$ 803	$ 747	$ 751
Other Key Products					
Mavyret	United States		$ 659	$ 755	$ 754
	International		771	786	956
	Total		$ 1,430	$ 1,541	$ 1,710
Creon	United States		$ 1,268	$ 1,278	$ 1,191
Linzess/Constella	United States		$ 1,073	$ 1,003	$ 1,006
	International		35	32	32
	Total		$ 1,108	$ 1,035	$ 1,038
All other			$ 3,035	$ 4,137	$ 5,019
Total net revenues			$54,318	$58,054	$56,197

Net revenues to external customers by geographic area, based on product shipment destination, were as follows:

years ended December 31 (in millions)	2023	2022	2021
United States	$41,883	$45,713	$43,510
Germany	1,266	1,340	1,223
Canada	1,076	1,159	1,397
Japan	1,008	956	1,090
China	950	912	857
France	780	787	936
Spain	501	506	519
Italy	484	444	506
Australia	472	508	533
Brazil	439	430	368
United Kingdom	417	462	497
All other countries	5,042	4,837	4,761
Total net revenues	$54,318	$58,054	$56,197

Long-lived assets, primarily net property and equipment, by geographic area were as follows:

as of December 31 (in millions)	2023	2022
United States and Puerto Rico	$3,139	$3,243
Europe	1,433	1,369
All other	417	323
Total long-lived assets	$4,989	$4,935

Note 17 Fourth Quarter Financial Results (unaudited)

quarter ended December 31 (in millions except per share data)	2023
Net revenues	$14,301
Gross margin	8,597
Net earnings attributable to AbbVie Inc.	822
Basic earnings per share attributable to AbbVie Inc.	$ 0.46
Diluted earnings per share attributable to AbbVie Inc.	$ 0.46
Cash dividends declared per common share	$ 1.55

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of AbbVie Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AbbVie Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of earnings, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 20, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Sales rebate accruals for Medicaid, Medicare and managed care programs

Description of the Matter	As discussed in Note 2 to the consolidated financial statements under the caption "Revenue Recognition," the Company established provisions for sales rebates in the same period the related product is sold. At December 31, 2023, the Company had $13,627 million in sales rebate accruals, a large portion of which were for rebates provided to pharmacy benefit managers, state government Medicaid programs, insurance companies that administer Medicare drug plans and private entities for Medicaid, Medicare and managed care programs. In order to establish these sales rebate accruals, the Company estimated its rebates based upon the identification of the products subject to a rebate, the applicable price and rebate terms and the estimated lag time between the sale and payment of the rebate.
	Auditing the Medicaid, Medicare and managed care sales rebate accruals was complex and required significant auditor judgment because the accruals consider multiple subjective and complex estimates and assumptions. These estimates and assumptions included the estimated inventory in the distribution channel, which impacts the lag time between the sale to the customer and payment of the rebate and the final payer related to product sales, which impacts the applicable price and rebate terms. In deriving these estimates and assumptions, the Company used both internal and external sources of information to estimate product in the distribution channels, payer mix, prescription volumes and historical experience. Management supplemented its historical data analysis with qualitative adjustments based upon changes in rebate trends, rebate programs and contract terms, legislative changes, or other significant events which indicate a change in the reserve is appropriate.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's sales rebate accruals for Medicaid, Medicare and managed care programs. This included testing controls over management's review of the significant assumptions and other inputs used in the estimation of Medicaid, Medicare and managed care rebates, among others, including the significant assumptions discussed above. The testing was inclusive of management's controls to evaluate the accuracy of its reserve judgments to actual rebates paid, rebate validation and processing, and controls to ensure that the data used to evaluate and support the significant assumptions was complete, accurate and, where applicable, verified to external data sources.
	To test the sales rebate accruals for Medicaid, Medicare and managed care programs, our audit procedures included, among others, understanding and evaluating the significant assumptions and underlying data used in management's calculations. Our testing of significant assumptions included corroboration to external data sources. We evaluated the reasonableness of assumptions considering industry and economic trends, product profiles, and other regulatory factors. We assessed the historical accuracy of management's estimates by comparing actual activity to previous estimates and performed analytical procedures, based on internal and external data sources, to evaluate the completeness of the reserves. For Medicaid, we involved a specialist with an understanding of statutory reimbursement requirements to assess the consistency of the Company's calculation methodologies with applicable government regulations and policy.

Valuation of contingent consideration

Description of the Matter	As discussed in Note 2 to the consolidated financial statements under the caption "Business Combinations" and in Note 11 under the caption "Fair Value Measures," the Company recognized contingent consideration liabilities at the estimated fair value on the acquisition date in connection with applying the acquisition method of accounting for business combinations. Subsequent changes to the fair value of the contingent consideration liabilities were recorded within the consolidated statement of earnings in the period of change. At December 31, 2023, the Company had $19,890 million in contingent consideration liabilities, which represented a 'Level 3' fair value measurement in the fair value hierarchy due to the significant unobservable inputs used in determining the fair value and the use of management judgment about the assumptions market participants would use in pricing the liabilities.
	Auditing the valuation of contingent consideration liabilities was complex and required significant auditor judgment due to the use of a Monte Carlo simulation model and the high degree of subjectivity in evaluating certain assumptions required to estimate the fair value of contingent royalty payments. In particular, the fair value measurement was sensitive to the significant assumptions underlying the estimated amount of future sales of the acquired products. Management utilized its expertise within the industry, including commercial dynamics, trends and utilization, as well as knowledge of clinical development and regulatory approval processes to determine certain of these assumptions.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's contingent consideration liabilities process including, among others, management's process to establish the significant assumptions and measure the liability. This included testing controls over management's review of the significant assumptions and other inputs used in the determination of fair value. The testing was inclusive of key management review controls to monitor and evaluate clinical development of the acquired products and estimated future sales, and controls to ensure that the data used to evaluate and support the significant assumptions was complete, accurate and, where applicable, verified to external data sources.
	To test the estimated fair value of contingent consideration liabilities, our audit procedures included, among others, inspecting the terms of the executed agreement, assessing the Monte Carlo simulation model used and testing the key contractual inputs and significant assumptions discussed above. We evaluated the assumptions and judgments considering observable industry and economic trends and standards, external data sources and regulatory factors. Estimated amounts of future sales were evaluated for reasonableness in relation to internal and external analyses, clinical development progress and timelines, probability of success benchmarks, and regulatory notices. Our procedures included evaluating the data sources used by management in determining its assumptions and, where necessary, included an evaluation of available information that either corroborated or contradicted management's conclusions. We involved a valuation specialist to assess the Company's Monte Carlo simulation model and to perform corroborative fair value calculations.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2013.

Chicago, Illinois

February 20, 2024

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures; Internal Control Over Financial Reporting

Evaluation of disclosure controls and procedures. The Chief Executive Officer, Richard A. Gonzalez, and the Chief Financial Officer, Scott T. Reents, evaluated the effectiveness of AbbVie's disclosure controls and procedures as of the end of the period covered by this report, and concluded that AbbVie's disclosure controls and procedures were effective to ensure that information AbbVie is required to disclose in the reports that it files or submits with the Securities and Exchange Commission under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed by AbbVie in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to AbbVie's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in internal control over financial reporting. There were no changes in AbbVie's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) that have materially affected, or are reasonably likely to materially affect, AbbVie's internal control over financial reporting during the quarter ended December 31, 2023.

Inherent limitations on effectiveness of controls. AbbVie's management, including its Chief Executive Officer and its Chief Financial Officer, do not expect that AbbVie's disclosure controls or internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls.

The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Management's annual report on internal control over financial reporting. Management of AbbVie is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. AbbVie's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States. However, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and reporting.

Management assessed the effectiveness of AbbVie's internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework* (2013 framework). Based on that assessment, management concluded that AbbVie maintained effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

The effectiveness of AbbVie's internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their attestation report below, which expresses an unqualified opinion on the effectiveness of AbbVie's internal control over financial reporting as of December 31, 2023.

Report of independent registered public accounting firm. The report of AbbVie's independent registered public accounting firm related to its assessment of the effectiveness of internal control over financial reporting is included below.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of AbbVie Inc.

Opinion on Internal Control Over Financial Reporting

We have audited AbbVie Inc. and subsidiaries' internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, AbbVie Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of earnings, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated February 20, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Chicago, Illinois
February 20, 2024

ITEM 9B. OTHER INFORMATION

During the three months ended December 31, 2023, no director or officer of the company adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K, except as provided below.

Name & Title	Action Taken	Date Adopted	Type of Trading Arrangement[1]	Aggregate Number of Shares to be Sold Pursuant to Trading Arrangement[2]	Duration of Trading Arrangement[3]
Perry C. Siatis Executive Vice President, General Counsel and Secretary	Adoption	11/01/2023	Rule 10b5-1 Trading Arrangement	Up to 31,549 Shares to be Sold	08/30/2024
Timothy J. Richmond Executive Vice President, Chief Human Resources Officer	Adoption	11/13/2023	Rule 10b5-1 Trading Arrangement	Up to 122,957 Shares to be Sold	12/31/2024

1. Except as indicated by footnote, each trading arrangement marked as a "Rule 10b5-1 Trading Arrangement" is intended to satisfy the affirmative defense of Rule 10b5-1(c), as amended.
2. The number of shares to be sold under each trading arrangement represents the maximum actual number of shares issuable under the applicable performance stock awards. The actual number of shares to be sold under each trading arrangement will depend on the achievement of applicable performance conditions under the performance stock awards and the number of shares withheld to satisfy tax obligations upon the vesting of the awards.
3. Except as indicated by footnote, each trading arrangement permitted or permits transactions through and including the earlier to occur of (a) the completion of all sales or (b) the date listed in the table. Each trading arrangement marked as a "Rule 10b5-1 Trading Arrangement" only permitted or only permits transactions upon expiration of the applicable mandatory cooling-off period under the Rule.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated herein by reference are "Information Concerning Director Nominees," "The Board of Directors and its Committees—Committees of the Board of Directors," "Communicating with the Board of Directors," and "Deadlines for Notice of Stockholder Actions to be Considered at the 2024 Annual Meeting of Stockholders" to be included in the 2024 AbbVie Inc. Proxy Statement. The 2024 Definitive Proxy Statement will be filed on or about March 18, 2024. Also incorporated herein by reference is the text found in this Form 10-K under the caption, "Information about Our Executive Officers."

AbbVie's code of business conduct requires all its business activities to be conducted in compliance with all applicable laws, regulations and ethical principles and values. All directors, officers and employees of AbbVie are expected to understand and abide by the requirements of the code of business conduct applicable to them. AbbVie's code of business conduct is available in the corporate governance section of AbbVie's investor relations website at www.abbvieinvestor.com.

Any waiver of the code of business conduct for directors or executive officers may be made only by AbbVie's audit committee. AbbVie will disclose any amendment to, or waiver from, a provision of the code of conduct for the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on its website within four business days following the date of the amendment or waiver. In addition, AbbVie will disclose any waiver from the code of business conduct for the other executive officers and for directors on the website.

AbbVie has a chief ethics and compliance officer who reports to the Executive Vice President, General Counsel and Secretary and to the public policy committee. The chief ethics and compliance officer is responsible for overseeing, administering and monitoring AbbVie's compliance program.

ITEM 11. EXECUTIVE COMPENSATION

The material to be included in the 2024 AbbVie Inc. Proxy Statement under the headings "Director Compensation," "Executive Compensation," and "Compensation Committee Report" is incorporated herein by reference. The 2024 Definitive Proxy Statement will be filed on or about March 18, 2024.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

(a) *Equity Compensation Plan Information.*

The following table presents information as of December 31, 2023 about AbbVie's equity compensation plans under which AbbVie common stock has been authorized for issuance:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	(b) Weighted-average exercise price of outstanding options, warrants and rights[2]	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[3]
Equity compensation plans approved by security holders	18,219,985	$102.80	62,004,889
Equity compensation plans not approved by security holders	—	—	—
Total	18,219,985	$102.80	62,004,889

(1) Includes 12,197 shares issuable under AbbVie's Incentive Stock Program pursuant to awards granted by Abbott and adjusted into AbbVie awards in connection with AbbVie's separation from Abbott.

(2) The weighted-average exercise price does not include outstanding restricted stock units, restricted stock awards and performance shares that have no exercise price.

(3) Excludes shares issuable upon the exercise of stock options and pursuant to other rights granted under the Stemcentrx 2011 Equity Incentive Plan, which was assumed by AbbVie upon the consummation of its acquisition of Stemcentrx, Inc. As of December 31, 2023, 41,212 options remained outstanding under this plan. The options have a weighted-average exercise price of $18.02. No further awards will be granted under this plan.

(b) *Information Concerning Security Ownership.*   Incorporated herein by reference is the material under the heading "Securities Ownership—Securities Ownership of Executive Officers and Directors" in the 2024 AbbVie Inc. Proxy Statement. The 2024 Definitive Proxy Statement will be filed on or about March 18, 2024.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The material to be included in the 2024 AbbVie Inc. Proxy Statement under the headings "The Board of Directors and its Committees," "Corporate Governance Materials," and "Procedures for Approval of Related Person Transactions" is incorporated herein by reference. The 2024 Definitive Proxy Statement will be filed on or about March 18, 2024.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The material to be included in the 2024 AbbVie Inc. Proxy Statement under the headings "Audit Fees and Non-Audit Fees" and "Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Registered Public Accounting Firm" is incorporated herein by reference. The 2024 Definitive Proxy Statement will be filed on or about March 18, 2024.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) *Documents filed as part of this Form 10-K.*

(1) *Financial Statements:* See Item 8, "Financial Statements and Supplementary Data" for a list of financial statements.

(2) *Financial Statement Schedules:* All schedules omitted are inapplicable or the information required is shown in the consolidated financial statements or notes thereto.

(3) *Exhibits Required by Item 601 of Regulation S-K:* The information called for by this paragraph is set forth in Item 15(b) below.

(b) *Exhibits:*

Exhibit Number	Exhibit Description
2.1	*Transaction Agreement, dated as of June 25, 2019, between AbbVie Inc., Allergan plc and Venice Subsidiary, LLC (incorporated by reference to Exhibit 2.1 of the company's Current Report on Form 8-K filed on June 25, 2019).
2.2	*Appendix III to the Rule 2.5 Announcement, dated as of June 25, 2019 (Conditions Appendix) (incorporated by reference to Exhibit 2.2 of the company's Current Report on Form 8-K filed on June 25, 2019).
2.3	*Expenses Reimbursement Agreement, dated as of June 25, 2019, between AbbVie Inc. and Allergan plc (incorporated by reference to Exhibit 2.3 of the company's Current Report on Form 8-K filed on June 25, 2019).
2.4	*Amendment to the Transaction Agreement, dated as of May 5, 2020, between AbbVie Inc., Allergan plc and Venice Subsidiary, LLC (incorporated by reference to Exhibit 2.1 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020).
3.1	*Amended and Restated Certificate of Incorporation of AbbVie Inc. (incorporated by reference to Exhibit 3.1 of the company's Current Report on Form 8-K filed on January 2, 2013).
3.2	*Second Amended and Restated By-Laws of AbbVie Inc. (incorporated by reference to Exhibit 3.1 of the company's Current Report on Form 8-K filed on October 14, 2022).
4.1	Description of the company's securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.
4.2	*Indenture dated as of November 8, 2012 between AbbVie Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 of Amendment No. 5 to the company's Registration Statement on Form 10 filed on November 16, 2012).
4.3	*Supplemental Indenture No. 1 dated as of November 8, 2012 among AbbVie Inc. and U.S. Bank National Association, including forms of notes (incorporated by reference to Exhibit 4.2 of Amendment No. 5 to the company's Registration Statement on Form 10 filed on November 16, 2012).
4.4	*Supplemental Indenture No. 2 dated May 14, 2015, between AbbVie Inc. and U.S. Bank National Association, as trustee, including forms of notes (incorporated by reference to Exhibit 4.1 of the company's Current Report on Form 8-K filed on May 14, 2015).
4.5	*Supplemental Indenture No. 3 dated May 12, 2016, between AbbVie Inc. and U.S. Bank National Association, as trustee, including forms of notes (incorporated by reference to Exhibit 4.1 of the company's Current Report on Form 8-K filed on May 12, 2016).

Exhibit Number	Exhibit Description
4.6	*Supplemental Indenture No. 4, dated as of November 17, 2016, among AbbVie Inc., U.S. Bank National Association, as trustee, Elavon Financial Services DAC, U.K. Branch, as paying agent and Elavon Financial Services DAC, as transfer agent and registrar, including forms of notes (incorporated by reference to Exhibit 4.1 of the company's Current Report on Form 8-K filed on November 17, 2016).
4.7	*Supplemental Indenture No. 5, dated September 18, 2018, between AbbVie Inc. and U.S. Bank National Association, as trustee, including forms of notes (incorporated by reference to Exhibit 4.2 of the company's Current Report on Form 8-K filed on September 18, 2018).
4.8	*Supplemental Indenture No. 6, dated September 26, 2019, among AbbVie Inc., U.S. Bank National Association, as trustee, transfer agent and registrar, and Elavon Financial Services DAC, UK Branch, as paying agent, including forms of notes (incorporated by reference to Exhibit 4.2 of the company's Current Report on Form 8-K filed on September 26, 2019).
4.9	*Supplemental Indenture No. 7, dated November 21, 2019, by and between AbbVie Inc. and U.S. Bank National Association, as trustee, including forms of notes (incorporated by reference to Exhibit 4.2 of the company's Current Report on Form 8-K filed on November 26, 2019).
4.10	*Supplemental Indenture No. 8, dated May 14, 2020, by and between AbbVie Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 of the company's Current Report on Form 8-K filed on May 14, 2020).
4.11	*Supplemental Indenture No. 9, dated May 14, 2020, among AbbVie Inc., U.S. Bank and National Association, as trustee, transfer agent and registrar, and Elavon Financial Services DAC, U.K. Branch, as paying agent (incorporated by reference to Exhibit 4.15 of the company's Current Report on Form 8-K filed on May 14, 2020).
4.12	*Agency Agreement, dated as of November 17, 2016, among AbbVie Inc., U.S. Bank National Association, as trustee, Elavon Financial Services DAC, U.K. Branch, as paying agent and Elavon Financial Services DAC, as transfer agent and registrar (incorporated by reference to Exhibit 4.2 of the company's Current Report on Form 8-K filed on November 17, 2016).
4.13	*Agency Agreement, dated September 26, 2019, among AbbVie Inc., U.S. Bank National Association, as trustee, transfer agent and registrar, and Elavon Financial Services DAC, U.K. Branch, as paying agent (incorporated by reference to Exhibit 4.3 of the company's Current Report on Form 8-K filed on September 26, 2019).
4.14	*Registration Rights Agreement, dated November 21, 2019, among AbbVie Inc. and Morgan Stanley & Co. LLC, BofA Securities, Inc. and Barclays Capital Inc. (acting for themselves and as representatives of the several initial purchasers) (incorporated by reference to Exhibit 4.13 of the company's Current Report on Form 8-K filed on November 26, 2019).
4.15	*Agency Agreement, dated May 14, 2020, among AbbVie Inc., U.S. Bank National Association, as trustee, transfer agent and registrar, and Elavon Financial Services DAC, U.K. Branch, as paying agent and calculation agent (incorporated by reference to Exhibit 4.16 of the company's Current Report on Form 8-K filed on May 14, 2020).
4.16	*Registration Rights Agreement, dated May 14, 2020, among AbbVie Inc. and Morgan Stanley & Co. LLC, BofA Securities, Inc., Citigroup Global Markets Inc., BNP Paribas Securities Corp., HSBC Securities (USA) Inc., Mizuho Securities USA LLC and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 4.23 of the company's Current Report on Form 8-K filed on May 14, 2020).
10.1	*Form of Agreement Regarding Change in Control by and between AbbVie Inc. and its named executive officers (incorporated by reference to Exhibit 10.13 of Amendment No. 5 to the Company's Registration Statement on Form 10 filed on November 16, 2012).**

Exhibit Number	Exhibit Description
10.2	*AbbVie 2013 Amended and Restated Incentive Stock Program (incorporated by reference to Appendix C to the AbbVie Inc. Definitive Proxy Statement on Schedule 14A dated March 22, 2021).**
10.3	*AbbVie Deferred Compensation Plan, as amended and restated (incorporated by reference to Exhibit 10.5 of the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016).**
10.4	*AbbVie Deferred Compensation Plan Plus (incorporated by reference to Exhibit 10.2 of the company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022).**
10.5	*Form of AbbVie Inc. Non-Employee Director Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016).**
10.6	*Form of AbbVie Inc. Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.2 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016).**
10.7	*Form of AbbVie Inc. Non-Employee Director Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017).**
10.8	*Form of AbbVie Inc. Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.2 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017).**
10.9	*Form of AbbVie Inc. Non-Employee Director RSU Agreement (US) (incorporated by reference to Exhibit 10.3 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018).**
10.10	*Form of AbbVie Inc. Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.4 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018).**
10.11	*Form of AbbVie Inc. Non-Employee Director RSU Agreement (US) (incorporated by reference to Exhibit 10.3 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019).**
10.12	*Form of AbbVie Inc. Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.4 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019).**
10.13	*Form of AbbVie Inc. Non-Employee Director RSU Agreement (US) (incorporated by reference to Exhibit 10.3 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020).**
10.14	*Form of AbbVie Inc. Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.4 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020).**
10.15	*Amended and Restated Revolving Credit Agreement, dated as of August 27, 2019, among AbbVie Inc., the lenders and other parties party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 of the company's Current Report on Form 8-K filed on August 30, 2019).
10.16	*364-Day Bridge Credit Agreement, dated as of June 25, 2019, among AbbVie Inc., Morgan Stanley Senior Funding, Inc. and the lenders party thereto (incorporated by reference to Exhibit 10.1 of the company's Current Report on Form 8-K filed on June 25, 2019).

Exhibit Number	Exhibit Description
10.17	*Underwriting Agreement, dated September 17, 2019, among AbbVie Inc. and Morgan Stanley & Co. International plc, HSBC Bank plc and Merrill Lynch International (acting for themselves and as representatives of the several underwriters named therein) (incorporated by reference to Exhibit 1.1 of the company's Current Report on Form 8-K filed on September 23, 2019).
10.18	*Purchase Agreement, dated November 12, 2019, among AbbVie Inc. and Morgan Stanley & Co. LLC, BofA Securities, Inc. and Barclays Capital Inc. (acting for themselves and as representatives of the several initial purchasers named therein) (incorporated by reference to Exhibit 1.1 of the company's Current Report on Form 8-K filed on November 13, 2019).
10.19	*Form of AbbVie Inc. Performance-Vested Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021). **
10.20	*Form of AbbVie Inc. Performance Share Award Agreement (incorporated by reference to Exhibit 10.2 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021).**
10.21	*Form of AbbVie Inc. Non-Employee Director RSU Agreement (US) (incorporated by reference to Exhibit 10.3 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021).**
10.22	*Form of AbbVie Inc. Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.4 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021).**
10.23	*Form of AbbVie Inc. Retention RSU Agreement—Ratable Vesting (incorporated by reference to Exhibit 10.5 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021).**
10.24	*AbbVie Performance Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.3 of the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021).**
10.25	*Amendment to the AbbVie Performance Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.1 of the company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023).**
10.26	*AbbVie Supplemental Pension Plan, as amended and restated (incorporated by reference to Exhibit 10.5 of the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021).**
10.27	*AbbVie Supplemental Savings Plan, as amended and restated (incorporated by reference to Exhibit 10.6 of the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021).**
10.28	*Form of AbbVie Inc. Performance-Vested Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022).**
10.29	*Form of AbbVie Inc. Performance Share Award Agreement (incorporated by reference to Exhibit 10.2 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022).**
10.30	*Form of AbbVie Inc. Non-Employee Director RSU Agreement (US) (incorporated by reference to Exhibit 10.3 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022).**
10.31	*Form of AbbVie Inc. Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.4 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022).**

Exhibit Number	Exhibit Description
10.32	*Form of AbbVie Inc. Retention RSU Agreement—Ratable Vesting (incorporated by reference to Exhibit 10.5 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022).**
10.33	*Form of AbbVie Inc. Retention RSU Agreement—Cliff Vesting with Dividend Equivalent Accrual (incorporated by reference to Exhibit 10.6 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022).**
10.34	*Form of AbbVie Inc. Performance-Vested Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023).**
10.35	*Form of AbbVie Inc. Performance Share Award Agreement (incorporated by reference to Exhibit 10.2 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023).**
10.36	*Form of AbbVie Inc. Non-Employee Director RSU Agreement (US) (incorporated by reference to Exhibit 10.3 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023).**
10.37	*Form of AbbVie Inc. Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.4 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023).**
10.38	*Form of AbbVie Inc. Retention RSU Agreement—Ratable Vesting (incorporated by reference to Exhibit 10.5 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023).**
10.39	*Form of AbbVie Non-Employee Directors' Fee Plan, as amended and restated (incorporated by reference to Exhibit 10.6 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023).**
10.40	*Form of Agreement Regarding Change in Control by and between AbbVie Inc. and its named executive officers (incorporated by reference to Exhibit 10.1 to the company's Current Report on Form 8-K filed on October 14, 2022).**
21	Subsidiaries of AbbVie Inc.
23	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer Required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).
31.2	Certification of Chief Financial Officer Required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	AbbVie Inc. Amended and Restated Clawback Policy.**
101	The following financial statements and notes from the AbbVie Inc. Annual Report on Form 10-K for the year ended December 31, 2023 filed on February 20, 2024, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Earnings; (ii) Consolidated Statements of Comprehensive Income; (iii) Consolidated Balance Sheets; (iv) Consolidated Statements of Equity; (v) Consolidated Statements of Cash Flows; and (vi) the Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (the cover page from the AbbVie Inc. Annual Report on Form 10-K formatted as Inline XBRL and contained in Exhibit 101).
	The AbbVie Inc. 2023 Definitive Proxy Statement will be filed with the Securities and Exchange Commission under separate cover on or about March 18, 2024.

*   Incorporated herein by reference. Commission file number 001-35565.

** Denotes management contract or compensatory plan or arrangement required to be filed as an exhibit hereto.

Exhibits 32.1 and 32.2, above, are furnished herewith and should not be deemed to be "filed" under the Securities Exchange Act of 1934. AbbVie will furnish copies of any of the above exhibits to a stockholder upon written request to the Secretary, AbbVie Inc., 1 North Waukegan Road, North Chicago, Illinois 60064.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, AbbVie Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AbbVie Inc.

By: /s/ RICHARD A. GONZALEZ
      Name: Richard A. Gonzalez
      Title: Chairman of the Board and
               Chief Executive Officer

Date: February 20, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of AbbVie Inc. on February 20, 2024 in the capacities indicated below.

/s/ RICHARD A. GONZALEZ	/s/ SCOTT T. REENTS
Richard A. Gonzalez	Scott T. Reents
Chairman of the Board and	Executive Vice President,
Chief Executive Officer	Chief Financial Officer
(Principal Executive Officer)	(Principal Financial Officer)
/s/ KEVIN K. BUCKBEE	
Kevin K. Buckbee	
Senior Vice President, Controller	
(Principal Accounting Officer)	
/s/ ROBERT J. ALPERN, M.D.	/s/ ROXANNE S. AUSTIN
Robert J. Alpern, M.D.	Roxanne S. Austin
Director of AbbVie Inc.	Director of AbbVie Inc.
/s/ WILLIAM H.L. BURNSIDE	/s/ JENNIFER L. DAVIS
William H.L. Burnside	Jennifer L. Davis
Director of AbbVie Inc.	Director of AbbVie Inc.
/s/ THOMAS C. FREYMAN	/s/ BRETT J. HART
Thomas C. Freyman	Brett J. Hart
Director of AbbVie Inc.	Director of AbbVie Inc.
/s/ MELODY B. MEYER	/s/ SUSAN E. QUAGGIN, M.D.
Melody B. Meyer	Susan E. Quaggin, M.D.
Director of AbbVie Inc.	Director of AbbVie Inc.
/s/ EDWARD J. RAPP	/s/ REBECCA B. ROBERTS
Edward J. Rapp	Rebecca B. Roberts
Director of AbbVie Inc.	Director of AbbVie Inc.
/s/ GLENN F. TILTON	/s/ FREDERICK H. WADDELL
Glenn F. Tilton	Frederick H. Waddell
Director of AbbVie Inc.	Director of AbbVie Inc.

(This page has been left blank intentionally.)

Notice of **2024** Annual Meeting of Stockholders



To the stockholders of our company:

You are cordially invited to attend the 2024 Annual Meeting of Stockholders to be held on May 3, 2024, where we will be voting on the below matters. You will be able to attend the Annual Meeting, vote, and submit questions via live webcast by visiting **www.virtualshareholdermeeting.com/ABBV2024**.

Items of business

- To elect five directors to hold office until the 2027 Annual Meeting or until their successors are elected.

- To ratify the appointment of Ernst & Young LLP as AbbVie's independent registered public accounting firm for 2024.

- To vote on an advisory basis on the approval of executive compensation.

- To vote on an advisory basis on the frequency of future stockholder advisory votes on executive compensation.

- To vote on a management proposal to eliminate supermajority voting.

- To consider any other matters that may properly come before the meeting, including three stockholder proposals, if presented during the meeting.

Your vote is important.
Please vote promptly using one of the methods mentioned below:



Internet
Visit www.proxyvote.com to vote online.



Mail
Sign and return your proxy card in the enclosed envelope if you received a printed version of the proxy card.



Telephone
Call toll-free 1-800-690-6903 in the U.S. and Canada.



At the virtual meeting
To be admitted to the virtual meeting, you must enter the control number found on your proxy card, voting instructions form, or notice you received.

The Annual Meeting of Stockholders of AbbVie Inc. (the "Annual Meeting") will be held on Friday, May 3, 2024 at 9:00 a.m. CT. This year's Annual Meeting will be a virtual meeting of stockholders.



DATE AND TIME:
Friday, May 3, 2024
9:00 a.m. CT



WHERE:
Via live webcast online at www.virtualshareholdermeeting.com/ABBV2024.



ADMISSION:
Stockholders of record at the close of business on March 4, 2024 are entitled to notice of and to vote at the annual meeting.

Thank you for your continued support of and interest in the company.

By Order of the Board of Directors,

Perry C. Siatis

Secretary
March 18, 2024



TABLE OF CONTENTS

PROXY SUMMARY

About the Meeting

This proxy statement and the accompanying proxy are being made available to stockholders on or about March 18, 2024. The accompanying proxy is solicited on behalf of the Board of Directors for use at the Annual Meeting of Stockholders. This summary highlights selected information in the proxy statement. Please review the entire proxy statement and the AbbVie 2023 Annual Report before voting. The voting items expected to be proposed at the meeting are listed below along with the board's voting recommendations.

> **2024 Annual Meeting of Stockholders Information**
>
> **Date and Time:** Friday, May 3, 2024 at 9:00 a.m. CT
>
> **Place:** Via live webcast online at www.virtualshareholdermeeting.com/ABBV2024
>
> **Record Date:** March 4, 2024

Proposal 1: Election of Directors

Roxanne S. Austin   Richard A. Gonzalez   Susan E. Quaggin
Rebecca B. Roberts   Glenn F. Tilton

Each of the nominees has the skills and experience necessary to fulfill their oversight role with respect to AbbVie's business and culture. See pages 14-20 for more information about the qualifications of our directors.

FOR
Each Nominee ☑

Proposal 2: Ratification of Independent Auditor

Ernst & Young LLP has served as our independent auditor since 2013. The board and the audit committee believe it is in the best interests of the company and its stockholders to retain Ernst & Young LLP as the company's independent auditor. See page 73 for more information.

FOR ☑

Proposal 3: Say on Pay – Advisory Vote on Executive Compensation

AbbVie's compensation program aligns executive interests with the drivers of long-term, sustainable growth. Our program balances short- and long-term strategic objectives and directly links compensation to stockholder value. See pages 33-72 for more information.

FOR ☑

Proposal 4: Say When on Pay – Advisory Vote on the Frequency of Future Approvals of Executive Compensation

The board recommends that future advisory approvals of named executive officer compensation occur every year. See page 77 for more information.

1 Year ☑
2 Year
3 Year

Proposal 5: Management Proposal to Eliminate Supermajority Voting

AbbVie is again seeking stockholder approval to eliminate supermajority voting thresholds in our charter and by-laws. See pages 78-79 for more information.

FOR ☑

Stockholder Proposals

Proposal 6: Stockholder Proposal on Simple Majority Vote

AGAINST

Proposal 7: Stockholder Proposal on Lobbying

AGAINST

Proposal 8: Stockholder Proposal on Patent Process

AGAINST

Who We Are



~ 50,000
employees
worldwide



Launched in
2013



Millions
of patient lives
touched

In more than 70 countries, AbbVie employees are working every day to advance health solutions for people around the world.

AbbVie is a global, diversified research-based biopharmaceutical company positioned for success with a comprehensive product portfolio that has leadership positions across immunology, oncology, aesthetics, neuroscience and eye care. AbbVie uses its expertise, dedicated people and unique approach to innovation to develop and market advanced therapies that address some of the world's most complex and serious diseases.

Over the last decade, we have expanded to approximately 50,000 employees who are focused every day on making a remarkable impact. Globally, our employees represent diverse backgrounds and perspectives, and our company values treating everyone equally, with dignity and respect, which we believe allows us to achieve our best.

At AbbVie, we care deeply for patients and customers, their families, our employees, and our communities. We strive to do the right thing, pursuing the highest standards in quality, compliance, safety, and performance. Our products help patients and customers in over 175 countries around the world.

Our commitment to health does not stop with our medicines. Each day, we work to deliver sustainable solutions that improve the health of our business and the health of humankind.

AbbVie's Principles are foundational:

Transforming Lives	Acting with Integrity	Driving Innovation	Embracing Diversity & Inclusion	Serving the Community
We inspire hope and transform lives every day. We make decisions based on our deep caring and compassion for people, delivering a lasting impact to our patients, their families, our employees and the community.	We strive to always do the right thing. With uncompromising integrity at the heart of everything we do, we pursue the highest standards in quality, compliance, safety and performance.	We innovate relentlessly in everything we do to tackle unmet needs. We invest in the discovery and development of new medicines and healthcare approaches for a healthier world.	We treat everyone equally, with dignity and respect. Around the world, our employees embrace diverse backgrounds and perspectives, which allows us all to achieve our best.	We are proud to serve and support the community and do our part to protect the environment. We make a remarkable impact that's felt within healthcare and beyond.

Our Business Performance

Advanced our strategy through outstanding operational execution and investments in innovation during 2023

Total Net Revenues	**Growth Platform Net Revenues**	**Operating Cash Flow**
$54.3BN	$39.9BN	$22.8BN
-6.4% compared to 2022*	+8.4% compared to 2022**	in 2023

Blockbuster Products	**Adjusted R&D Investment**	**Development Pipeline**
12	$7.8BN	~90
assets with 2023 net revenues > $1.0BN	increased $0.7BN compared to 2022***	active clinical and device programs****

The measures set forth in this table were calculated as of 12/31/2023.
* Decline primarily due to the U.S. Humira loss of exclusivity in 2023.
** Growth Platform reflects total net revenues less Humira net revenues.
*** Reflects a non-GAAP measure and is adjusted for certain items, which are reconciled in Appendix B.
**** Compounds, devices or indications in development individually or under collaboration or license agreements.

Strong operational execution

- Total net revenues of $54.3 billion, driven by strong performance from our Growth Platform and successful management of the U.S. Humira loss of exclusivity (LOE).
  - Key asset performance drove Growth Platform net revenues of $39.9 billion, an increase of 8.4% compared to 2022.
  - AbbVie had eight assets in its Growth Platform with double-digit sales growth in 2023, including Skyrizi, Rinvoq, and Vraylar.
  - AbbVie retained strong parity access for U.S. Humira.
- Reported diluted EPS of $2.72 on a GAAP basis and adjusted diluted EPS of $11.11. See Appendix B for the reconciliation.
- Generated operating cash flow of $22.8 billion.

Advancing new medicines with an innovative R&D pipeline

- Achieved regulatory approvals for several new products or major indications, including Rinvoq for the treatment of adult patients with moderately to severely active Crohn's disease (CD) who have had an inadequate response or intolerance to one or more tumor necrosis factor blockers, Epkinly as the first bispecific antibody to treat adult patients with relapsed/refractory (r/r) diffuse large B-cell lymphoma (DLBCL) and Qulipta for the preventive treatment of chronic migraine in adults.
- Submitted regulatory applications in key development programs, including Skyrizi for the treatment of adults with moderately to severely active ulcerative colitis (UC), Epkinly for adult patients with r/r follicular lymphoma (FL) previously treated with two or more prior therapies and Botox Cosmetic for the treatment of platysma prominence.
- Generated positive data for key late-stage assets, including Phase 3 data for trenibotulinumtoxinE (BoNT/E) for the treatment of moderate to severe glabellar lines and Phase 2 data for telisotuzumab-vedotin (Teliso-V) for patients with c-Met protein overexpression, epidermal growth factor receptor (EGFR) wild type, advanced/metastatic nonsquamous non-small cell lung cancer (NSCLC).
- Strengthened our pipeline and long-term growth outlook with the announced acquisition of ImmunoGen, Inc. and pending acquisition of Cerevel Therapeutics, which include a collection of on-market and pipeline assets in oncology and neuroscience. These transactions, and others, represent the company's commitment to continuing to invest in research and development and business development during the U.S. Humira LOE.





Significant long-term value creation

Market Capitalization	Quarterly Dividend Increase	Total Stockholder Return
+$190BN	>285%	+343%
10-year increase, adding significant stockholder value	raised to $1.55 per share from $0.40 per share over the last decade	over the last decade

The measures set forth in this table were calculated as of 12/31/2023 versus 12/31/2013. The quarterly dividend increase is calculated on a declared basis.

Total stockholder return (TSR)

AbbVie has a track record of robust total stockholder returns. Over the last decade, AbbVie's TSR ranks in the top tier of its named peers and surpasses the cumulative total returns of the Standard & Poor's 500 Index and the NYSE Arca Pharmaceutical Index, as shown in the tables below.

1-Year	3-Year	5-Year	10-Year
0%	+64%	+112%	+343%

AbbVie's Relative TSR Performance

Versus Peer Group (Multi-Year)

2023

6th place out of 10

3 Years

2nd place out of 10

5 Years

2nd place out of 10

10 Years

2nd place out of 10

Versus Select Indices (10-Year)

343%
211%
157%
AbbVie
S&P 500
NYSE Arca Pharma Index

AbbVie's peer group above includes: Amgen, Inc; Bristol-Myers Squibb Company; Eli Lilly and Company; Gilead Sciences, Inc.; GlaxoSmithKline plc; Johnson & Johnson; Merck & Company, Inc; Novartis AG; and Pfizer Inc. TSR measured as of 12/31/23.

Our Governance Highlights

Our board of directors is committed to strong corporate governance tailored to meet the needs of AbbVie and its stockholders to enhance long-term stockholder value. Each year, AbbVie completes a robust investor engagement program with governance investment teams. Our engagements in 2023 included discussions on (1) AbbVie's board composition and board succession planning, (2) the board's management succession process, (3) AbbVie's processes and disclosures related to its political expenditures and lobbying activities, (4) AbbVie's executive compensation programs, (5) AbbVie's responsiveness to shareholder proposals, and (6) AbbVie's environmental, social, and governance (ESG) strategy and initiatives. AbbVie also engages each year with each of its stockholders who submit proposals for the annual meeting.

Each year, the board reviews feedback from our investor engagements and discusses opportunities to improve AbbVie's governance practices. The following chart summarizes some of the governance practices that the board has adopted over the past several years as a result of dialogue with our stockholders:

Topic:	Actions taken by our board:
Stockholder Voting Rights	**approved a management proposal to eliminate supermajority voting** (Item 5) to seek stockholder approval to amend the company's Amended and Restated Certificate of Incorporation to provide for a simple majority of shares outstanding for all provisions previously subject to a supermajority provision and previously submitted the same proposal from 2018 to 2023 as well as a declassification management proposal from 2016 to 2018
Lead Independent Director Role	**significantly expanded disclosure on the lead independent director responsibilities** in the 2018 and 2019 proxy statements, to better inform our stockholders on the robust leadership that the role provides **appointed the lead independent director to all committees** in 2019, further strengthening his active leadership role
Board Skills & Composition	**added two female directors in 2023**, further strengthening the diversity of our board **updated our director biographies** in 2023 to include additional skills of interest to our stockholders, such as cybersecurity experience **shared our board skills matrix** beginning in 2016 and updated the matrix with additional skills in this proxy statement
Environmental, Social, and Governance (ESG) Disclosures	**amended our governance guidelines in 2023** to add specific limits on the number of other directorships a director may hold **increased our disclosures on board risk oversight** in 2023 **enhanced our website disclosures on political contributions and lobbying** in 2022, 2023, and 2024 **expanded the discussion of board oversight of executive succession planning and company culture** in the 2022 proxy statement **issued a TCFD aligned report**, starting in 2022 **and a SASB aligned report**, starting in 2021 **disclosed detailed data on the diversity of AbbVie's U.S. workforce** by publishing AbbVie's EEO-1 report on our website starting in 2020 **added board diversity data**, starting in the 2019 proxy statement

Additional highlights of our governance practices include:

Director independence

✓ Twelve of AbbVie's thirteen directors are independent and regularly meet in executive session
✓ Since our inception, we have had a lead independent director with robust responsibilities
✓ All members of our audit, compensation, nominations and governance, and public policy and sustainability committees are independent

Stockholder rights

✓ Adopted a proxy access By-Law provision for 3%/3 years
✓ We do not have a stockholder rights plan or "poison pill"
✓ Our directors are elected by a majority vote of our stockholders for uncontested elections, and we have a resignation policy if the director fails to receive a majority of the votes cast

Board and executive accountability

✓ Ongoing executive succession planning, including an assessment of the diversity of executive candidates
✓ Minimum stock ownership guidelines are in place for the CEO and other NEOs
✓ We have a related person transaction policy to ensure appropriate oversight
✓ We hold an annual say-on-pay advisory vote on executive compensation

Board composition and effectiveness

✓ Our governance guidelines restrict the number of boards our directors may serve on to prevent overboarding
✓ Annual board and committee self-assessments and annual board succession planning
✓ For inclusion on the board, the nominations and governance committee considers diversity of race, ethnicity, gender, age, and geography, together with other voluntarily identified diversity criteria

Clawback and anti-hedging and anti-pledging policies

✓ Mandatory clawback of excess compensation in the event of a restatement, plus broad discretion to clawback compensation in the event of a material breach of the Code of Conduct
✓ Directors and executive officers are prohibited from buying or selling any financial instruments designed to hedge or offset any decrease in the market value of AbbVie equity securities they hold
✓ Directors and executive officers are prohibited from pledging AbbVie stock as collateral for a loan

Other ESG practices

✓ ESG and equity, equality, diversity, and inclusion (EEDI) goals are incorporated into our executive compensation programs for all executives
✓ We are guided by strong ethics programs and supplier guidelines
✓ We disclose our corporate political contributions, our trade association memberships, and oversight process on our website and expanded these disclosures in 2022, 2023, and 2024

Board Response to 2023 Simple Majority Stockholder Proposal

At AbbVie's 2023 stockholder meeting, the simple majority stockholder proposal received approximately 53% support. This proposal sought to replace any supermajority vote standards in AbbVie's Certificate of Incorporation and By-Laws with a simple majority of votes cast standard. As a result of this vote outcome, we prioritized discussing this proposal with our stockholders during our fall 2023 engagements. We reached out to stockholders representing over 40% of our outstanding shares, requesting to engage on the simple majority proposal and other topics, and conducted engagements via phone or video conference with stockholders representing over 30% of our outstanding shares. Our primary goal was to educate our stockholders on the board's history of submitting management proposals to eliminate supermajority voting. Namely, from 2018 through 2024, the board has approved a management proposal to replace any supermajority vote standards in AbbVie's Certificate of Incorporation and By-Laws with a simple majority of outstanding shares standard. This management proposal itself requires 80% of outstanding shares to vote in favor to pass. In 2023, only approximately 70% of outstanding shares voted in favor of the proposal. It is important to note that the board does not have authority to eliminate

6 abbvie | *2024 Proxy Statement*

supermajority voting itself; the only way these provisions can be eliminated is via the support of 80% of outstanding shares for the management proposal.

We also aimed to gather feedback from stockholders on the difference between the stockholder proponent's preferred standard (i.e., simple majority of votes cast) and the standard in the management proposal (i.e., simple majority of outstanding shares). Stockholders did not express a strong view on this difference and generally expressed support for any effort to move away from supermajority voting. The board favors simple majority of outstanding shares, as it creates greater predictability regarding vote outcomes at meetings.

Stockholders expressed support for AbbVie's history of commitment on this topic, and many noted that they support stockholder proposals on simple majority voting as a matter of default policy (as opposed to a specific concern at AbbVie). Investors consistently expressed support for a continued management proposal on this topic, noting that putting forward the same management proposal in 2024 would be deemed as responsive to the passing 2023 stockholder proposal.

Our ESG Highlights

As a research-driven global biopharmaceutical company, we apply the same high standards and rigor to the medicines and solutions we pursue, to how we operate our business. We recognize that our company and our industry hold a unique opportunity to make a real difference in people's lives—not just the breakthroughs we deliver, but also the responsible paths we take to achieve them. We advance environmental, social, and governance (ESG) initiatives that contribute to the sustainable growth of our company so that we can create positive impact for generations to come.

Our ESG Framework

Our ESG Framework is built around three foundational pillars that align with our enterprise goals and principles. These are based on an analysis of our material issues, taking into account the topics of most interest and relevance to our company and our stakeholders—including our patients and patient organizations, employees, investors, regulators & government, payers & providers, suppliers, and nonprofit partners. Collaboration with stakeholders is critical to our success.

We discover and deliver innovative medicines that solve serious health issues and enhance people's lives by pushing the boundaries of innovation, putting people and patients first, creating high-quality therapeutic solutions and ensuring their safety, efficacy, and accessibility.	**We unlock the full potential of diverse and talented teams— and partners—to deliver today and into the future.** We do this by attracting and retaining the best talent, embracing diversity of thought and through collaboration. We know that when we unlock the full potential of our people and our partners, we accelerate innovation, enhance people's lives, and meet our business objectives.	**We innovate with integrity and intention to advance long-term patient health and business resiliency.** We ensure that we are prepared for the future by operating a sustainable, agile business model and governance structure that anticipates and evolves in a dynamic industry and society. We are unwavering in assuring supply of innovative medicines to patients and life enhancing products to customers.

Our Material Drivers

Product Innovation
We strive to make a remarkable impact on patients and drive sustainable growth by consistently discovering and delivering innovative medicines that address serious health issues and advance people's lives.

Patient Access and Patient Affordability
We believe everyone who needs our medicines should be able to get them.

Human Capital Management
We believe purposeful work drives meaningful change. We nurture diverse talents to solve the most complex health challenges and create remarkable impacts on people's lives.

Business Ethics
We act with integrity in everything we do.

Patient Health and Engagement
We continuously strive to improve health outcomes for patients around the world.

Product Quality and Safety
We are committed to delivering safe and effective, quality products and medicines through robust quality systems.

We also prioritize Environmental Sustainability within and beyond AbbVie to support our patients, people, and planet. Our environmental sustainability strategy is focused on reducing our environmental footprint, growing sustainably by inspiring innovation, and engaging our workforce to steward sustainability.

Our ESG Governance

AbbVie's full board of directors, board committees, and executive leadership team regularly review, and advise on, ESG topics to advance AbbVie's business sustainability and impact on society. To further strategic and enterprise-aligned delivery on AbbVie's ESG Framework, we maintain an ESG Council, chaired by our Senior Vice President, Corporate Affairs, and composed of senior-level leaders from across the company. The ESG Council's purpose is to champion business sustainability and mitigate business risks by monitoring, reviewing, and recommending actions to the ESG Council Chair, members of the executive leadership team, and AbbVie's CEO. The ESG Council Chair may also present certain recommendations of the ESG Council from time to time to the board of directors as appropriate.

The ESG Council meets regularly and maintains sub-committees that are aligned to AbbVie's material drivers. With this governance in place, AbbVie is well-positioned to recognize ESG opportunities and advance its ESG objectives.

ESG Action Report

In 2023, we further strengthened our ESG Action Report by enhancing transparency of our ESG strategies and efforts. Published in May 2023, the 2022 ESG Action Report includes detailed commentary about our approach, actions, and commitments across material drivers; over 100 KPIs showing our progress (a more than 30% increase in KPIs from our previous report); and ESG-related recognitions of our efforts. The report highlights several key actions, including AbbVie achieving its 2025 scope 1 and 2 carbon reduction target four years ahead of schedule, progress against our EEDI strategy, and advancements in product innovation. The ESG Action Report also outlines our alignment with United Nations Sustainable Development Goals (SDGs) and the Sustainability Accounting Standards Board (SASB) Index. The full ESG Action Report can be found at https://www.abbvie.com/content/dam/abbvie-com2/pdfs/abbvie-esg-action-report.pdf

Below are select 2023 ESG highlights across several of our material areas.

Product Innovation

- ✓ $7.8 billion in adjusted research & development investment in 2023*
- ✓ 7 major product or indication approvals in 2023
- ✓ Announced two acquisitions totaling more than $18 billion to expand our robust pipeline

Patient Access and Patient Affordability

- ✓ Over 218,000 U.S. patients provided medicine at no cost through our patient assistance program in 2023
- ✓ More than one million units of medicine donated globally in 2023
- ✓ Within the United States, we provide co-pay assistance, regardless of income, to all eligible patients with commercial insurance

Human Capital Management

- ✓ AbbVie further improved the diversity of its board of directors in 2023
- ✓ We received a 92% response rate for our 2023 all-employee survey
- ✓ Nearly 14,000 AbbVie employees in 57 countries and territories donated more than 47,000 volunteer hours during AbbVie's annual Week of Possibilities volunteer event

Environmental Sustainability

- ✓ AbbVie's science-based targets were approved by SBTi in 2023 and include a Scope 1 and 2 emissions reduction target, a 100% renewable electricity target, and a supplier engagement target for AbbVie's largest scope 3 categories
- ✓ AbbVie has decreased its Scope 1 and 2 emissions by more than 15% compared to its 2021 baseline, and is ahead of schedule to meet its new 42% Scope 1 and 2 emissions reduction target by 2030
- ✓ AbbVie's Decarbonization Plan was published in 2023 and outlines the process for achieving its new science-based Scope 1 and 2 emissions reduction target

Patient Health and Engagement

- ✓ AbbVie currently supports 18 active medical research and drug development projects across the spectrum of the patient journey through the Innovative Health Initiative in the European Union, with more than 300 leaders and subject matter experts from 10 AbbVie sites involved
- ✓ Offered more than 475 patient support programs worldwide for patients who have started treatment on AbbVie medicines – each program being tailored to country and disease-specific needs
- ✓ Over $28 million in grants and over 144,000 patients and health care providers reached through independent education grants in 2023

Business Ethics

- ✓ All eligible employees completed AbbVie's annual training on our Code of Business Conduct and conflicts of interest training
- ✓ In the United States, we held our first Ethics and Compliance Week in 2023, including multiple informational sessions and interviews with senior leaders about the importance of acting with integrity

*Adjusted research and development investment is a non-GAAP measure, which is reconciled in Appendix B.

External Recognition as a Leading Company

Our work hasn't gone unnoticed. We have been honored to receive some of our industry's most prestigious ratings and recognitions. To date, we have received more than 40 Great Place to Work and Top Employer rankings globally.

<table>
<tr><td align="center">Workplace & Diversity</td><td align="center">Environmental, Social
and Governance</td></tr>
<tr><td>

✓ Great Place to Work's World's Best Workplaces™ – *Included since 2017 (was ranked #4 in 2023)*
✓ Fair 360 (formerly DiversityInc) "Top 50 Companies for Diversity" – *Included since 2014*
✓ Seramount "100 Best Companies" – *Included since 2014 (top-ten ranking for five of the last six years)*
✓ FORTUNE 100 Best Companies to Work For® – *Included since 2018*
✓ Human Rights Campaign Corporate Equality Index – *Scored 100% since 2016*
✓ Disability:IN Best Places to Work for Disability Inclusion – *Scored 100% since 2021*

</td><td>

✓ Dow Jones Sustainability World and North America Indices
✓ EcoVadis Corporate Social Responsibility Assessment Silver Medal
✓ FTSE4Good Index
✓ #15 in America's Most Responsible Companies by *Newsweek*
✓ Civic 50 Honoree

</td></tr>
</table>

For more information, visit https://news.abbvie.com/AbbVie-ratings-and-recognition-fact-sheet

Executive Compensation Highlights

The compensation committee has designed and implemented an executive compensation program in which a substantial majority of named executive officer (NEO) compensation at AbbVie is performance-based.

The goals of our compensation program are to:

1	**Align executive interests** with the drivers of stockholder returns and profitable growth	
2	Support achievement of the company's **primary business goals** to have a remarkable impact on patients' lives	
3	**Attract and retain world-class executives** whose talents and contributions sustain the growth in long-term stockholder value	

When determining NEO compensation, the committee first considers the median of the competitive marketplace (as derived primarily from the Health Care Peer Group approved by the committee) as an initial benchmark for assessing compensation. The committee then takes into account the company's overall performance against the financial, operating and strategic objectives that were established at the start of the performance period. Finally, specific pay determinations are made for each NEO based on individual performance against goals and contributions to the short- and long-term performance of the company.

Key components and design of our executive compensation program:

Three primary components make up AbbVie's executive pay program: base salary, short-term incentives, and long-term incentives. The structure of each component is tailored to serve a specific function and purpose. The following is a summary of the key components of our compensation program.

Element	Type	Primary Objective	Key Characteristics
Base Salary	Fixed	Attract & retain top talent	Individual salaries are established relative to market median based on each NEO's individual performance, skills, experience, and internal equity, as well as the company's annual operating budget
Short-Term Incentives	At-Risk	Encourage achievement of company's primary business goals	Plan utilizes non-GAAP financial goals as well as an assessment of individual performance against strategic objectives: — Platform revenue — Income before taxes — Operating margin — Return on assets — Strategic and leadership goals
Long-Term Incentives	At-Risk	Align NEO interests with stockholders	Long-term incentive annual awards are granted in the form of: — Performance shares and performance-vested restricted stock units (80% of NEO's LTI award) — Non-qualified stock options (20% of NEO's LTI award)

INFORMATION CONCERNING DIRECTOR NOMINEES

What am I voting on and how should I vote?	*You are being asked to elect five Class III directors at the Annual Meeting.* ***The board of directors recommends you vote* "FOR" *each of the nominees set forth below.***

The board of directors consists of three classes currently comprised of four directors in Class I, four directors in Class II, and five directors in Class III. Directors of one class are elected each year for a term of three years. The Class III directors are presented for re-election to hold office until the expiration of their term at the 2027 annual meeting of stockholders and until their successors are elected and qualified or until their earlier death or resignation. All of the nominees are currently serving as directors.

Directors are elected by stockholders if a majority of the votes cast are "for" a director's re-election at the Annual Meeting, excluding abstentions and broker non-votes. For more information on the director majority vote standard, see AbbVie's By-Laws as listed as an exhibit to AbbVie's 2023 Annual Report on Form 10-K.

Nominees (Class III)



Roxanne S. Austin
Director Since: **2013**
Age: **63**
Committees: **Compensation**
Primary Occupation: **President, Austin Investment Advisors**

Business Experience:

Ms. Austin is president of Austin Investment Advisors, a private investment and consulting firm. She chaired the U.S. Mid-market Investment Advisory Committee of EQT Partners from 2017 to 2023. Previously, Ms. Austin also served as the president and chief executive officer of Move Networks, Inc., a provider of Internet television services. Ms. Austin served as president and chief operating officer of DIRECTV, Inc. Ms. Austin also served as executive vice president and chief financial officer of Hughes Electronics Corporation and as a partner of Deloitte & Touche LLP. Ms. Austin is also a director of Crowdstrike, Inc., Freshworks, Inc., and Verizon Communications Inc. Ms. Austin previously served as a director of Abbott Laboratories from 2000 to 2022, Teledyne Technologies, Inc. from 2006 to 2021, Target Corporation from 2002 to 2020, and Telefonaktiebolaget LM Ericsson from 2008 to 2016.

Key Contributions to the Board:

- Through her extensive management and operating roles, including her financial roles, Ms. Austin contributes significant oversight and leadership experience to the board, including financial expertise and knowledge of financial statements, corporate finance, and accounting matters. Ms. Austin also provides substantial cybersecurity and other information technology expertise, as a result of her role as a director at Crowdstrike, Inc., a cybersecurity technology company, and former director at Target Corporation, among other roles.



Richard A. Gonzalez
Director Since: **2013**
Age: **70**
Primary Occupation: **Chairman of the Board and Chief Executive Officer, AbbVie Inc.**

Business Experience:

Mr. Gonzalez is the chairman and chief executive officer of AbbVie, a position he has held since 2013. He served as Abbott's executive vice president of the pharmaceutical products group from July 2010 to December 2012, and was responsible for Abbott's worldwide pharmaceutical business, including commercial operations, research and development, and manufacturing. He also served as president, Abbott Ventures Inc., Abbott's medical technology investment arm, from 2009 to 2011. Mr. Gonzalez joined Abbott in 1977 and held various management positions before briefly retiring in 2007, including: Abbott's president and chief operating officer; president, chief operating officer of Abbott's Medical Products Group; senior vice president and president of Abbott's former Hospital Products Division; vice president and president of Abbott's Health Systems Division; and divisional vice president and general manager for Abbott's Diagnostics Operations in the United States and Canada.

Key Contributions to the Board:

- As a result of his service since 2013 as AbbVie's chairman and chief executive officer and his more than 30-year career at Abbott, Mr. Gonzalez has developed valuable business, management, and leadership experience, as well as extensive knowledge of AbbVie and its global operations.
- Mr. Gonzalez's experience and knowledge enable him to contribute to AbbVie's board key insights into strategic, management, and operational matters.



Susan E. Quaggin, M.D.
Director Since: **2023**
Age: **60**
Committees: **Public Policy and Sustainability**
Primary Occupation: **Irving S. Cutter Professor and Chair of Medicine, Northwestern University Feinberg School of Medicine**

Business Experience:
Dr. Quaggin is currently the Irving S. Cutter Professor of Medicine at Northwestern University Feinberg School of Medicine, where she has served as the Chair of the Department of Medicine since 2023 and Director of the Feinberg Cardiovascular and Renal Research Institute since 2013. Dr. Quaggin serves as a council member of the Association of American Physicians and previously served as president of the American Society of Nephrology in 2021 and 2022.

Key Contributions to the Board:
- Through her position as the Irving S. Cutter Professor of Medicine at Northwestern University Feinberg School of Medicine, as well as her other leadership roles, Dr. Quaggin has acquired extensive medical and scientific expertise and deep knowledge of the health care environment. This expertise allows her to contribute valuable insights on AbbVie's key research and development initiatives, among other matters.



Rebecca B. Roberts
Director Since: **2018**
Age: **71**
Committees: **Nominations & Governance and Public Policy and Sustainability**
Primary Occupation: **Retired President of Chevron Pipe Line Company**

Business Experience:
Ms. Roberts served as president of Chevron Pipe Line Company from 2006 until her retirement in 2011. She previously served as the president of Chevron Global Power Generation from 2003 to 2006, in addition to various technical and management positions during her thirty-six year career with Chevron. Ms. Roberts began her career as a chemist and research scientist. Ms. Roberts currently serves on the board of directors at Black Hills Corporation and MSA Safety Incorporated. Ms. Roberts served as a director of Enbridge, Inc. from 2015 to 2018.

Key Contributions to the Board:
- Ms. Roberts brings management, business development, operational, environmental and safety, marketing, and strategy development expertise with a scientific background and extensive global experience at Chevron.
- She provides an informed perspective to the board on regulatory and operational matters faced by a complex international company. She also has broad experience across a range of geographies, including Asia, Europe, and Central America.



Glenn F. Tilton

Director Since: **2013**
Age: **75**
Committees: **Audit, Compensation, Nominations & Governance, and Public Policy and Sustainability**
Primary Occupation: **Retired Chairman and Chief Executive Officer of the UAL Corporation**
Lead Independent Director

Business Experience:

Mr. Tilton was chairman of the Midwest for JPMorgan Chase & Co. from 2011 until his retirement in 2014. From October 2010 to December 2012, Mr. Tilton also served as the non-executive chairman of the board of United Continental Holdings, Inc. From September 2002 to October 2010, he served as chairman, president and chief executive officer of UAL Corporation, and chairman and chief executive officer of United Air Lines, Inc., its wholly owned subsidiary. Prior to becoming the vice chairman of Chevron Texaco following the merger of Texaco Inc. and Chevron Corp., Mr. Tilton enjoyed a 30-year multi-disciplinary career with Texaco Inc., culminating in his election as chairman and chief executive officer. Mr. Tilton is also a director of Phillips 66. Mr. Tilton also served on the board of directors of Lincoln National Corporation from 2002 to 2007, of TXU Corporation from 2005 to 2007, of Corning Incorporated from 2010 to 2012, of United Continental Holdings, Inc. from 2010 to 2012, and of Abbott Laboratories from 2007 to 2023.

Key Contributions to the Board:

- As chairman of the Midwest for JPMorgan Chase & Co. and having previously served as non-executive chairman of the board of United Continental Holdings, Inc., and chairman, president, and chief executive officer of UAL Corporation and United Air Lines, vice chairman of Chevron Texaco and as interim chairman of Dynegy, Inc., Mr. Tilton acquired strong management experience overseeing complex multinational businesses operating in highly regulated industries, as well as expertise in finance and capital markets matters. He also acquired deep knowledge of governance, environmental, and other ESG matters.
- His experience as non-executive chairman of the board of United Continental Holdings, Inc. also enhances his contributions as AbbVie's lead independent director, including his ability to effectively lead core board processes such as self-evaluations, succession planning, and executive sessions.

Class I—Directors whose terms expire in 2025



William H.L. Burnside

Director Since: **2013**
Age: **72**
Committees: **Audit and Nominations & Governance**
Primary Occupation: **Retired Senior Vice President and Director at The Boston Consulting Group**

Business Experience:

Mr. Burnside is a retired senior vice president and director at The Boston Consulting Group (BCG). Prior to becoming managing partner of BCG's Los Angeles office in 1987, he worked in BCG's London and Chicago offices, servicing clients in telecommunications, media, defense, financial services, and manufacturing. He most recently served as an advisor for BCG from 2011 to 2023.

Key Contributions to the Board:

- Through his experience with The Boston Consulting Group, Mr. Burnside contributes knowledge and understanding of corporate finance and capital markets matters to the board, as well as global and domestic strategic advisory experience across a broad base of industries. He provides an informed perspective to the board on financial forecasting and planning, mergers and acquisitions, human capital management, marketing, and risk planning.



Thomas C. Freyman

Director Since: **2020**
Age: **69**
Committees: **Audit and Compensation**
Primary Occupation: **Retired Executive Vice President, Finance and Administration, Abbott Laboratories**

Business Experience:

Mr. Freyman served as a director at Allergan from 2018 to 2020, when AbbVie acquired Allergan plc.
Mr. Freyman previously served as executive vice president, finance and administration at Abbott Laboratories from 2015 until his retirement in 2017. He previously served at Abbott as chief financial officer and executive vice president, finance and was first appointed chief financial officer and senior vice president, finance in 2001. Mr. Freyman previously served as a director of Tenneco Inc. from 2013 to 2022 and Hanger, Inc. from 2017 to 2022.

Key Contributions to the Board:

- Mr. Freyman's extensive experience as a leader in the health care industry, knowledge of the Allergan businesses, and expertise in complex accounting and financial issues provides the board with significant global industry experience, continuity in oversight of the Allergan businesses, and finance and risk expertise, including related to financial planning. As a result of his previous role as a director at Tenneco Inc., a global automotive products manufacturer, Mr. Freyman also has extensive manufacturing and environmental, health, and safety oversight experience.



Brett J. Hart

Director Since: **2016**
Age: **54**
Committees: **Nominations & Governance and Public Policy and Sustainability**
Primary Occupation: **President, United Airlines Holdings, Inc.**

Business Experience:

Mr. Hart is the president of United Airlines Holdings, Inc. (UAL) and United Airlines, Inc. He served as executive vice president and chief administrative officer between March 2019 and May 2020, executive vice president, chief administrative officer and general counsel between May 2017 and March 2019, and as executive vice president and general counsel between February 2012 and May 2017. Mr. Hart also served as acting chief executive officer of UAL and United Airlines, Inc. from October 2015 to March 2016. From December 2010 to February 2012, he served as senior vice president, general counsel and secretary of UAL, United and Continental. From June 2009 to December 2010, Mr. Hart served as executive vice president, general counsel and corporate secretary at Sara Lee Corporation.

Key Contributions to the Board:

- In his role leading United Airlines Holdings, Inc.'s operations, including safety, government affairs, regulatory, legal, and environmental sustainability teams, among other functions, Mr. Hart has a broad set of skills critical to oversight of a complex international business in a highly regulated industry like AbbVie. These skills include operational and strategic acumen with expertise in risk management, ESG, climate change, legal strategic matters, government and regulatory affairs, corporate governance, and compliance.



Edward J. Rapp

Director Since: 2013
Age: **66**
Committees: **Audit and Nominations & Governance**
Primary Occupation: **Retired Group President for Resource Industries of Caterpillar Inc.**

Business Experience:

Mr. Rapp served as the Caterpillar Inc. group president for resource industries from 2014 until his retirement in mid-2016. He previously served at Caterpillar as group president based in Singapore in 2013 and 2014 and as the chief financial officer from 2010 to 2013, and he was named a group president in 2007. He also serves as a director of Xos, Inc. He is currently a member of the University of Missouri College of Business Advisory Board. Mr. Rapp previously served as a director of FM Global.

Key Contributions to the Board:

- As a result of his tenure as group president and chief financial officer at Caterpillar Inc., Mr. Rapp has acquired management, operational, and financial expertise with extensive global experience and provides the board with an informed perspective on financial and operational matters faced by a complex international company.
- Mr. Rapp brings experience with business operations in numerous geographies, including Asia, Africa, and Europe, which provides a strong international perspective for AbbVie's business across over 175 countries. As a result of his role on the board of Xos, Inc., a manufacturer of zero-emission commercial vehicles, Mr. Rapp has gained substantial experience in climate change and emissions oversight.

Class II—Directors whose terms expire in 2026



Robert J. Alpern, M.D.

Director Since: 2013
Age: **73**
Committees: **Nominations & Governance and Public Policy and Sustainability**
Primary Occupation: **Ensign Professor of Medicine and Physiology, Professor of Internal Medicine and Cellular and Molecular Physiology, and Former Dean of Yale School of Medicine**

Business Experience:

Dr. Alpern is Ensign Professor of Medicine and Physiology and Professor of Internal Medicine and Cellular and Molecular Physiology at Yale School of Medicine. Dr. Alpern served as the Dean of Yale School of Medicine and Ensign Professor of Medicine and Professor of Internal Medicine at Yale School of Medicine from June 2004 to January 2020. From July 1998 to May 2004, Dr. Alpern was the Dean of The University of Texas Southwestern Medical Center. Dr. Alpern served on the board of Yale-New Haven Hospital from October 2005 to January 2020. Dr. Alpern also serves as a director of Abbott Laboratories. Dr. Alpern previously served as a director of Tricida, Inc. from 2013 to 2023.

Key Contributions to the Board:

- Through his position as Ensign Professor of Medicine and Physiology, Professor of Internal Medicine and Cellular and Molecular Physiology, as well as his previous service as Dean of Yale School of Medicine, Dean of The University of Texas Southwestern Medical Center, and on the board of Yale-New Haven Hospital, Dr. Alpern contributes valuable insights to the board through his medical and scientific expertise and his knowledge of the health care environment and the scientific nature of AbbVie's key research and development initiatives.



Jennifer L. Davis
Director Since: **2023**
Age: **52**
Committees: **Nominations & Governance**
Primary Occupation: **Chief Executive Officer, Health Care, Procter & Gamble**

Business Experience:

Ms. Davis currently serves as chief executive officer, health care at Procter & Gamble (P&G), a position she has held since 2022. Ms. Davis previously served at P&G as president, feminine care (2019 - 2022), president, global feminine care (2018 - 2019), and vice president - feminine care, North America and brand franchise leader, Tampax (2016 - 2018), in addition to various commercial roles with increasing responsibility in her 30+ year career at P&G.

Key Contributions to the Board:

- As a result of her extensive tenure at P&G, Ms. Davis brings to the board marketing and other commercial strategy and execution experience, as well as corporate strategy and leadership, consumer behavior, and business development expertise. She also has substantial experience overseeing P&G's health care research and development, manufacturing, quality, and supply, and regulatory compliance.



Melody B. Meyer
Director Since: **2017**
Age: **66**
Committees: **Audit and Public Policy and Sustainability**
Primary Occupation: **Retired President, Chevron Asia Pacific Exploration and Production**

Business Experience:

Ms. Meyer served as president of Chevron Asia Pacific Exploration and Production Company from March 2011 to April 2016. She previously served as president of Chevron Energy Technology Company from 2008 to 2011. Ms. Meyer held various leadership roles in global and U.S. locations during her thirty-seven year career at Chevron and retired in 2016. Ms. Meyer is president of Melody Meyer Energy, LLC, a private consulting firm, a position she has held since June 2016. Ms. Meyer is also a director at bp p.l.c.. Ms. Meyer previously served as a director of NOV, Inc. from 2017 to 2023.

Key Contributions to the Board:

- As a result of her tenure at Chevron, Ms. Meyer has acquired operational, management, strategic planning, and financial expertise with extensive global experience and provides an informed perspective to the board on financial and operational matters faced by a complex international company. She also brings substantial experience related to long-term capital projects and environmental, health, safety, and sustainability matters. Her experience spans multiple jurisdictions, including developing markets in Asia and Africa. Ms. Meyer has long been active in promoting the advancement of women in energy and provides the board with strong human capital management oversight experience.



Frederick H. Waddell

Director Since: **2013**
Age: **70**
Committees: **Audit and Compensation**
Primary Occupation: **Former Chairman of the Board and Chief Executive Officer of Northern Trust Corporation and The Northern Trust Company**

Business Experience:

Mr. Waddell served as chairman of the board of Northern Trust Corporation and The Northern Trust Company from November 2009 until his retirement in January 2019. He previously served as chief executive officer from 2008 through 2017, as president from 2006 to 2011 and again from October to December 2016, and chief operating officer from 2006 to 2008. Mr. Waddell is also a director of International Business Machines Corporation.

Key Contributions to the Board:

- As former chairman and chief executive officer of Northern Trust Corporation and The Northern Trust Company, Mr. Waddell contributes broad financial services experience with a strong record of leadership in a highly regulated industry. Having begun his role as CEO at Northern Trust during the 2008 recession, Mr. Waddell has substantial experience overseeing a company's strategic priorities during changing economic conditions. Through his role as a director at IBM since 2017, Mr. Waddell has garnered significant information technology and security experience.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

The board of directors held eight meetings in 2023. The average attendance of all directors at board and committee meetings in 2023 was 96.3% percent, and each director attended at least 75% of the total number of board meetings and meetings of the committees of which they served. AbbVie encourages its board members to attend the annual stockholder meeting. All of AbbVie's directors at the time attended the 2023 annual stockholder meeting.

The board has determined that each of the following individuals is independent in accordance with the New York Stock Exchange (NYSE) listing standards: Dr. Alpern, Ms. Austin, Mr. Burnside, Ms. Davis, Mr. Freyman, Mr. Hart, Ms. Meyer, Dr. Quaggin, Mr. Rapp, Ms. Roberts, Mr. Tilton, and Mr. Waddell. To determine independence, the board applied the AbbVie Inc. director independence guidelines. The board also considered whether a director has any other material relationships with AbbVie or its subsidiaries and concluded that none of these directors had a relationship that impaired the director's independence. This included consideration of the fact that some of the directors are officers or serve on boards of companies or entities to which AbbVie sold products or made contributions or from which AbbVie purchased products and services during the year. This also included consideration of the fact that one director serves on the board of Abbott Laboratories (Abbott), AbbVie's former parent. In making its determination, the board relied on both information provided by the directors and information developed internally by AbbVie.

AbbVie directors have backgrounds that when combined provide a portfolio of experience and knowledge that serve AbbVie's governance and strategic needs. Director nominees are considered based on a range of criteria including broad-based business knowledge and relationships, prominence and excellent reputations in their primary fields of endeavor, as well as a global business perspective and commitment to good corporate citizenship, diversity, and ability to commit sufficient time and attention to the activities of the board. They must have demonstrated experience and ability that is relevant to the board's oversight role with respect to AbbVie's business and affairs. They must also be able and willing to represent the stockholders' economic interests and satisfy their fiduciary duties to stockholders without conflicts of interest. For more details on director qualifications, please see Exhibit A to AbbVie's Governance Guidelines.

Each year, the board and its committees conduct detailed self-evaluations covering topics such as board and committee leadership structure, composition and effectiveness, quality of board and committee materials and discussions, priority agenda items, schedule sufficiency, and board processes. To ensure candid feedback, the evaluations are anonymous. The full board, led by the lead independent director, discusses the evaluation reports to determine what, if any, actions or improvements should be undertaken in the near-term and long-term. The board, committee, and CEO evaluations are discussed in executive session to allow for additional candid discussion. Committee chairs are elected annually.

Each director's biography includes the particular experience and qualifications that led the board to conclude that the director should serve on the board and how their qualifications add to the mix of skills on the board. The directors' biographies are in the section of this proxy statement captioned "Information Concerning Director Nominees."

The following table highlights our directors' skills and experience. The skills identified below are considered by the nominations and governance committee to be the most relevant to the board's oversight role with respect to AbbVie's business and affairs and to drive our culture of innovation and responsibility. The specific importance of each skill also is noted.

Such skills include, among others:

Health Care Industry	Relevant to an industry understanding and review of our business and strategy for continued innovation.
Leadership	For a board that can successfully advise and oversee the company's business performance and represent stockholders' interests.
Global Business and Strategy	For oversight of a complex global organization like AbbVie to successfully advise and oversee the strategic development and direction of the company.
Science/Research & Development	For an understanding of AbbVie's scientific and research and development initiatives.
Corporate Governance and Public Company Board	Ensuring directors have the background and knowledge to perform oversight and governance roles.
Finance or Accounting	Enabling our directors to analyze our financial statements, oversee our capital structure, and consider financial transactions.
Government Relations and Regulatory	For an understanding of the complex regulatory and governmental environment in which our business operates.
Marketing/Sales	Experience in commercialization, marketing, and brand development, including through digital channels.

	ALPERN	AUSTIN	BURNSIDE	DAVIS	FREYMAN	GONZALEZ	HART	MEYER	QUAGGIN	RAPP	ROBERTS	TILTON	WADDELL
Health Care Industry	•	•		•	•	•			•			•	
Leadership	•	•	•	•	•	•	•	•	•	•	•	•	•
Global Business & Strategy	•	•	•	•	•	•	•	•		•	•		•
Science/ Research & Development	•			•		•		•	•		•	•	
Corporate Governance & Public Company Board	•	•	•		•	•	•	•		•	•	•	•
Finance or Accounting		•	•		•	•		•		•		•	•
Government Relations & Regulatory	•	•	•	•	•	•	•	•		•	•		•
Marketing/ Sales		•	•	•		•				•	•	•	•

Management and Independent Director Succession

Management succession planning has long been a key responsibility and area of focus for the board. The full board regularly reviews both short- and long-term succession plans for the Chief Executive Officer (CEO) and other executive officers. This review, for which the lead independent director takes a leadership role, includes a discussion of the skillset needed for these executive roles, the timeline for any potential executive transitions, the leadership pipeline and their development plans, and the diversity of the leadership pipeline. Directors regularly interact with succession candidates.

As announced on February 20, 2024, the board unanimously selected Robert A. Michael to succeed Mr. Gonzalez as the company's CEO. Mr. Gonzalez, who has served as CEO since the company's formation in 2013, will retire from the role of CEO and become Executive Chairman of the Board of Directors, effective July 1, 2024. The Board also appointed Mr. Michael as a member of the Board of Directors as a Class II director, effective July 1, 2024.

This succession event was the result of robust planning and discussion by the full board. As part of these discussions, the board also assessed its current and future leadership structure. The board believes that having Mr. Gonzalez serve as Executive Chairman during this leadership transition will facilitate a smooth transition for the company. Mr. Gonzalez's role as CEO since the company's inception provides valuable insight into the company during this transition. Numerous other factors support the board's decision to ask Mr. Gonzalez to serve as Executive Chairman, such as:

- *The performance of the company under Mr. Gonzalez's leadership*. As discussed elsewhere in this proxy statement, under the leadership of Mr. Gonzalez, AbbVie has established an outstanding track record of performance.

- *The performance and evaluation of Mr. Gonzalez in his roles as CEO and Chair, including stockholder votes in favor of Mr. Gonzalez's re-election*. When he was most recently up for re-election, Mr. Gonzalez received nearly 94% of votes in favor.

AbbVie will continue to utilize a lead independent director following the CEO succession event.

Our **Lead Independent Director** has robust and well-defined responsibilities that provide our board with significant leadership and oversight:

- ✓ leads the CEO succession planning process
- ✓ facilitates communication with the board and presides over regularly conducted executive sessions of the independent directors or sessions where the chair of the board is not present
- ✓ reviews and approves matters, such as schedule sufficiency, and, where appropriate, information provided to other board members
- ✓ serves as the liaison between the chair of the board and the independent directors
- ✓ has the authority to call meetings of the independent directors
- ✓ leads the board's evaluation of the CEO
- ✓ leads the annual board and committee evaluation process, including discussing evaluations with each director individually

- ✓ reviews and guides agenda items for board meetings
- ✓ encourages effective director participation by fostering an environment of open dialogue and constructive feedback among independent directors
- ✓ involved in selection and interviewing of new board members
- ✓ if requested by major stockholders, ensures that they are available for consultation and direct communication as needed
- ✓ if required, represents independent board members externally, including in communications with stockholders and other stakeholders
- ✓ performs such other duties as the board may determine from time to time

---

All directors are encouraged to, and in fact do, consult with the chair on each of the above topics, as well. The lead director, and each of the other directors, communicates regularly with the chair of the board and CEO regarding appropriate agenda topics and other board related matters. All directors, including the lead independent director, are tasked with ensuring the board appropriately exercises its risk management

responsibilities and facilitate further discussion of risk matters in executive session as they deem necessary. The lead independent director is chosen annually by and from the independent members of the board of directors.

The board also regularly reviews its own succession planning, including for committee chairs and the lead independent director. As part of this process, the board has elected Roxanne Austin to serve as AbbVie's next lead independent director, effective July 1, 2024. Ms. Austin has held leadership positions on AbbVie's board since 2013 and her substantial executive and publicly traded board experience enhances her ability to exercise effective independent leadership of the board.

Glenn Tilton has served as AbbVie's lead independent director since 2013. Mr. Tilton's extensive leadership skills as a non-executive chair, as well as former CEO and chair at large, publicly traded companies, and the depth of his current and past experience as a director at other publicly traded companies ensure that he is able to exercise effective independent leadership over AbbVie's board, including in relationship to risk oversight. In October 2023, the board approved an extension of Mr. Tilton's service as a director, until December 2025, as permitted under AbbVie's Governance Guidelines, which state that "a nonmanagement director shall retire as a director on the day of the annual shareholders' meeting following his or her 75th birthday; provided, however, that the full board may make exceptions from time to time due to special circumstances." Mr. Tilton's continued service on the board will provide valuable leadership and continuity during AbbVie's CEO transition.

Board Oversight Responsibilities

The board has risk oversight responsibility for AbbVie and administers this responsibility both directly and with assistance from its committees. The board reviews enterprise risks and discusses them with our senior management on a regular basis. These risks include those the company faces over various time horizons. Among the risks are those that are specific to AbbVie's business and circumstances (e.g., pipeline advancement and significant product loss of exclusivity), those that are specific to AbbVie's industry (e.g., manufacturing and regulatory compliance and health care industry dynamics such as pricing and patient access), and those faced by large, complex, multinational companies generally (e.g., tax policy). Specific relevant risk topics are reviewed and escalated to the board or relevant committee at nearly all board meetings throughout the year. The charters of the committees provide a framework for the types of risks to be reviewed at each committee and reported on to the full board. The focus of the board's oversight varies based on the type and timing of the risk being discussed. For example, for a long-term risk, the board focuses on advance planning to mitigate the risk over time.

AbbVie has a comprehensive enterprise risk management (ERM) program with risk management embedded within the operations of the company, clear accountability at the senior leadership level, and oversight by the board. The audit committee oversees ERM. Through risk owners and the internal disclosure committee, there is a routine assessment of material risks to the company. Updates, if any, are provided to the board or its committees together with updated public disclosures, when relevant. In light of the regular assessment of risk, the board or risk owner may consult with outside advisors to evaluate the risk landscape and anticipate trends. As the company grows, relevant risk management topics may be added, such as following a large acquisition.

Acting with integrity is one of the foundational AbbVie Principles, and overseeing the company's compliance program is a key activity for the board. AbbVie's Chief Ethics and Compliance Officer, who reports to the Executive Vice President, General Counsel and Secretary, regularly presents to the board and committees on compliance matters.

The board oversees AbbVie's culture, employee engagement, and overall management of human capital. This oversight ensures that AbbVie is attracting, developing, and retaining best in class employees dedicated to making a remarkable impact on patients' lives around the world. Examples of this oversight include (1) reviewing results of the biennial all employee survey, which assesses topics like employee engagement, inclusion, agility in processes, ethical decision making, and other issues critical to the company's culture, (2) oversight of the company's equity, equality, diversity, and inclusion strategy, (3) oversight of employee health and safety data and priorities, (4) reviewing the company's commitment to pay equity and results from the equity analysis to ensure this commitment is met, and (5) oversight of the company's ESG strategy, including the human capital management components. The board also interacts with employees at various levels of seniority, not solely on the executive leadership team, which facilitates a better understanding of the company's culture.

The board is actively involved in reviewing AbbVie's privacy, cybersecurity, and other information technology risks and opportunities and discusses these topics on a regular basis. The board and its committees also regularly review other environmental, social, and governance (ESG) topics, including across all of AbbVie's material ESG drivers. For more details about committee responsibilities and oversight, please see the committee discussion on pages 25-27.

Board Diversity

AbbVie is committed to diversity in its workforce and on its board of directors. AbbVie serves patients in over 175 countries and across many different diseases. A diverse workforce and a diverse board are critical to bringing innovative new medicines to patients and to meeting their unique needs. In particular, diverse perspectives strengthen the oversight of AbbVie's business.

38% female board members	**15%** ethnically or racially diverse board members

Diversity, including diversity of race, ethnicity, gender, age, and geography is an integral factor in identifying prospective directors. In the process of identifying nominees to serve as a member of the board of directors, the nominations and governance committee considers the existing board's diversity and assesses the effectiveness of the recruitment process in achieving a diverse board. Periodically, the board engages a third-party search firm to aid in its recruitment and refreshment activities.

More details about our workforce diversity efforts are available in the "Our ESG Highlights" section of this proxy statement.

Committees of the Board of Directors

Audit Committee

Members	Key Characteristics and Responsibilities	Meetings in 2023: 6
T. Freyman (Chair) **W. Burnside** **M. Meyer** **E. Rapp** **G. Tilton** **F. Waddell**	✓ The audit committee is governed by a written charter. The charter sets forth the purposes of the audit committee, identifies qualifications required for the audit committee members, and describes the committee's authority and responsibilities. ✓ The audit committee assists the board of directors in fulfilling its oversight responsibility with respect to AbbVie's accounting and financial reporting practices and the audit process, the quality and integrity of AbbVie's financial statements, including a review of significant accounting policies, the independent auditors' qualifications, independence, and performance, the performance of AbbVie's internal audit function and internal auditors, certain areas of legal and regulatory compliance, and enterprise risk management. The audit committee is directly responsible for the appointment, fees, retention, and oversight of the work of AbbVie's independent auditors. ✓ The audit committee also reviews information security and technology risks, including cybersecurity. ✓ Each of the members of the audit committee is financially literate, as required of audit committee members by the NYSE, and the independence requirements set forth in Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). ✓ The board of directors has determined that Mr. Freyman, Mr. Rapp, Mr. Tilton, and Mr. Waddell are each individually, an "audit committee financial expert."	

Compensation Committee

Members	Key Characteristics and Responsibilities	Meetings in 2023: 3
R. Austin **(Chair)** **T. Freyman** **G. Tilton** **F. Waddell**	✓ The compensation committee is governed by a written charter. The charter sets forth the purposes of the compensation committee, identifies qualifications required for the compensation committee members, and describes the committee's authority and responsibilities. ✓ This committee assists the board of directors in carrying out the board's responsibilities relating to the compensation of AbbVie's executive officers and directors. The compensation committee annually reviews the compensation paid to the directors and gives its recommendations to the full board regarding both the amount of director compensation that should be paid and the allocation of that compensation between equity-based awards and cash. ✓ In recommending director compensation, the compensation committee takes into account director fees paid by companies in AbbVie's Health Care Peer Group and reviews any arrangement that could be viewed as indirect director compensation. The processes and procedures used for the consideration and determination of executive compensation are described in the "Compensation Discussion and Analysis" section of this proxy statement. ✓ The committee also reviews, approves, and administers the incentive compensation plans in which the AbbVie executive officers participate and all of AbbVie's equity-based plans. It may delegate the responsibility to administer and make grants under these plans to management, except to the extent that such delegation would be inconsistent with applicable law or regulations or with the listing rules of the New York Stock Exchange. ✓ The compensation committee has the sole authority, under its charter, to select, retain and/or terminate independent advisors who may assist the committee in carrying out its responsibilities. ✓ The compensation committee reviews and discusses with management and its independent compensation consultant potential risks associated with AbbVie's compensation policies and practices as discussed in the "Compensation Risk Assessment" section of this proxy statement. Each member of the committee qualifies as a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act.	

The compensation committee has engaged Semler Brossy as its independent compensation consultant. The independent compensation consultant provides counsel and advice to the committee on executive and non-employee director compensation matters. Semler Brossy, and its principal, report directly to the chair of the committee. The principal meets regularly, and as needed, with the committee in executive sessions, and has direct access to the committee chair during and between meetings. In partnership with the consultant, the committee determines what variables it will consider, including: peer groups against which performance and pay should be examined, metrics to be used in incentive plans to assess AbbVie's performance, competitive short- and long-term incentive practices in the marketplace, and compensation levels relative to market benchmarks. The committee negotiates and approves all fees paid to Semler Brossy for these services. AbbVie did not engage Semler Brossy to perform any other services during 2023.

Based on an assessment of internally developed information and information provided by Semler Brossy, the committee has determined that its independent compensation consultant does not have a conflict of interest. A copy of the compensation committee report is included in the "Compensation Committee Report" section of this proxy statement.

Nominations and Governance Committee

Members	Key Characteristics and Responsibilities	Meetings in 2023: 4
E. Rapp (Chair) **R. Alpern** **W. Burnside** **J. Davis** **B. Hart** **R. Roberts** **G. Tilton**	✓ The nominations and governance committee is governed by a written charter. The charter sets forth the purposes of the nominations and governance committee, identifies qualifications required for the nominations and governance committee members, and describes the committee's authority and responsibilities. ✓ This committee assists the board of directors in identifying individuals qualified to become board members and recommends to the board the nominees for election as directors at the next annual meeting of stockholders, recommends to the board the persons to be elected as executive officers of AbbVie, recommends to the board the corporate governance guidelines applicable to AbbVie, oversees the evaluation of the board and management, and serves in an advisory capacity to the board and the chairman of the board on matters of organization, management succession plans, major changes in the organizational structure of AbbVie, and the conduct of board activities. ✓ The process used by this committee to identify a nominee to serve as a member of the board of directors depends on the qualities being sought, as described on page 21. ✓ From time to time, AbbVie engages an executive search firm to assist the committee in identifying individuals qualified to be board members.	

Public Policy and Sustainability Committee

Members	Key Characteristics and Responsibilities	Meetings in 2023: 4
B. Hart (Chair) **R. Alpern** **M. Meyer** **S. Quaggin** **R. Roberts** **G. Tilton**	✓ The public policy and sustainability committee is governed by a written charter. The charter sets forth the purposes of the public policy and sustainability committee, identifies qualifications required for the public policy and sustainability committee members, and describes the committee's authority and responsibilities. ✓ This committee assists the board of directors in fulfilling its oversight responsibility with respect to AbbVie's public policy, certain areas of legal and regulatory compliance, governmental affairs, health care compliance, social responsibility, and sustainability and environmental matters that affect or could affect AbbVie. ✓ Other topics within the committee's purview include but are not limited to ethics and compliance matters, government and regulatory trends relevant to AbbVie's business, political contributions, and corporate philanthropy.	

Executive Committee

The executive committee members are Mr. Gonzalez, chair, Ms. Austin, Mr. Freyman, Mr. Hart, Mr. Rapp, and Mr. Tilton. This committee may exercise all of the authority of the board in the management of AbbVie, except for matters expressly reserved by law for board action.

COMMUNICATING WITH THE BOARD OF DIRECTORS

Stockholders and other interested parties may communicate with the board of directors by writing a letter to the chairman of the board, to the lead director, or to the independent directors c/o AbbVie Inc., 1 North Waukegan Road, AP34, North Chicago, Illinois 60064, Attention: corporate secretary. The corporate secretary regularly forwards to the addressee all letters other than mass mailings, advertisements, and other materials not relevant to AbbVie's business. In addition, directors regularly receive a log of all correspondence received by the company that is addressed to a member of the board and may request any correspondence on that log.

DIRECTOR COMPENSATION

AbbVie employees are not compensated for serving on the board or board committees. AbbVie's non-employee directors are compensated for their service under the AbbVie Non-Employee Directors' Fee Plan and the AbbVie Amended and Restated 2013 Incentive Stock Program. As described in "Committees of the Board of Directors— Compensation Committee," director compensation is reviewed annually by the compensation committee with the independent compensation consultant, including a review of director compensation against AbbVie's Health Care Peer Group, and a recommendation is then provided to the full board.

The following table sets forth the non-employee directors' 2023 compensation.

Name	Fees Earned or Paid in Cash ($)(1)	Restricted Stock Unit Awards ($)(2)	Option Awards ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
R. Alpern	120,000	214,977	0	101,198	25,000	461,175
R. Austin	145,000	214,977	0	0	28,417	388,394
W. Burnside	130,000	214,977	0	0	32,500	377,477
J. Davis	20,000	0	0	0	25,000	45,000
T. Freyman	150,000	214,977	0	0	25,000	389,977
B. Hart	145,000	214,977	0	0	25,000	384,977
M. Meyer	130,000	214,977	0	0	25,000	369,977
S. Quaggin	20,000	0	0	0	4,000	24,000
E. Rapp	155,000	214,977	0	0	25,000	394,977
R. Roberts	120,000	214,977	0	0	25,000	359,977
G. Tilton	180,000	214,977	0	0	26,602	421,579
F. Waddell	130,000	214,977	0	0	25,000	369,977

(1) Under the Non-Employee Directors' Fee Plan as in effect during 2023, non-employee directors earned $120,000 per year for service as a director and $25,000 per year for service as a chair of a board committee, other than the chair of the audit committee. The chair of the audit committee received $30,000 per year for service as chair of that committee and the other members of the audit committee received $10,000 per year as a committee member. The lead director received $50,000 in 2023 for service in that role. The non-employee director and committee fees are earned monthly for each calendar month or portion thereof that the director holds the position, excluding the month in which the director is first elected to the position.

Fees earned under the AbbVie Non-Employee Directors' Fee Plan are, at the director's election, paid in cash, delivered in the form of vested non-qualified stock options (based on an independent appraisal of their fair value), deferred until retirement (as an unfunded AbbVie obligation), or paid currently into an individual grantor trust established by an eligible director. The distribution of deferred fees and amounts held in a director's grantor trust generally commences at the later of when the director reaches age 65 or upon retirement from the board of directors. Fees deposited in a trust may be credited to a stock equivalent account that earns the same return as if the fees were invested in AbbVie stock or to a guaranteed interest account. If necessary, AbbVie contributes funds to a director's trust so that as of year-end the stock equivalent account balance (net of taxes) is not less than seventy-five percent of the market value of the related AbbVie common stock at year end.

(2) The amounts in this column represent the aggregate grant date fair value of the restricted stock unit awards granted during 2023, determined in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. AbbVie determines the grant date fair value of the awards by multiplying the number of units granted by the average of the high and low market prices of one share of AbbVie common stock on the award grant date.

In addition to the fees described in footnote (1), each non-employee director elected to or serving on the board of directors on the day of the 2023 annual stockholder meeting received under the AbbVie Amended

and Restated 2013 Incentive Stock Program vested restricted stock units with a target grant date value of $215,000. In 2023, this equated to 1,450 restricted stock units (after rounding the award down to the nearest whole unit), with a reportable value of $214,977. The non-employee directors receive cash payments equal to the dividends paid on the shares covered by the units at the same rate as other stockholders, but do not otherwise have access to the restricted stock units during their board service. Upon termination or retirement from the board, death, or a change in control of the company, a non-employee director will receive one common share for each restricted stock unit outstanding under the Incentive Stock Program.

The following AbbVie restricted stock units were outstanding as of December 31, 2023: R. Alpern, 32,992; R. Austin, 24,433; W. Burnside, 24,433; J. Davis, 0; T. Freyman, 6,885; B. Hart, 16,947; M. Meyer, 13,973; S. Quaggin, 0; E. Rapp, 24,433; R. Roberts, 11,203; G. Tilton, 24,433; and F. Waddell, 24,433. These numbers include, where applicable, AbbVie restricted stock units issued with respect to Abbott Laboratories (Abbott) restricted stock units outstanding when AbbVie separated from Abbott on January 1, 2013.

(3) No AbbVie stock options were outstanding as of December 31, 2023.

(4) The totals in this column include reportable interest credited under the AbbVie Non-Employee Directors' Fee Plan during 2023.

(5) Charitable contributions made by AbbVie's non-employee directors are eligible for a matching contribution (up to $25,000 annually). For 2023 contributions, the AbbVie Foundation made charitable matching contributions on behalf of the following AbbVie directors: R. Alpern, $25,000; R. Austin, $25,000; W. Burnside, $32,500; J. Davis, $25,000; T. Freyman, $25,000; B. Hart, $25,000; M. Meyer, $25,000; S. Quaggin, $4,000; E. Rapp, $25,000; R. Roberts, $25,000; G. Tilton, $25,000; and F. Waddell, $25,000. AbbVie dispersed $32,500 in charitable matching for Mr. Burnside during 2023, however, $7,500 of this amount represents a match for a charitable contribution made by Mr. Burnside at the end of 2022. The total match for his 2023 charitable contributions was therefore $25,000. This column also includes reimbursement for certain taxes.

SECURITIES OWNERSHIP

Securities Ownership of Executive Officers and Directors

The table below reflects the number of shares of AbbVie common stock beneficially owned as of January 31, 2024, by each director and director nominee, the chief executive officer, the chief financial officer, and the three other most highly paid executive officers (NEOs), and by all directors and executive officers of AbbVie as a group. It also reflects the number of stock equivalent units and restricted stock units held by non-employee directors under the AbbVie Non-Employee Directors' Fee Plan.

Name	Shares Beneficially Owned[(1)(2)(3)(4)]	Stock Options Exercisable within 60 days of January 31, 2024	Stock Equivalent Units
R. Gonzalez	523,294	958,807	0
R. Alpern	33,121	0	9,285
R. Austin	35,933	0	0
W. Burnside	24,433	0	0
J. Davis	0	0	0
T. Freyman	132,108	0	0
B. Hart	16,947	0	0
M. Meyer	13,973	0	0
S. Quaggin	0	0	64
E. Rapp	40,422	0	25,266
R. Roberts	11,203	0	0
G. Tilton	49,389	0	35,795
F. Waddell	26,433	0	0
R. Michael	98,645	303,007	0
S. Reents	809	108,431	0
A. Saleki-Gerhardt	196,044	762,398	0
J. Stewart	62,279	196,971	0
All directors and executive officers as a group	1,463,777	2,961,269	70,410

(1) The table includes shares held in the executive officers' accounts in the AbbVie Savings Plan as follows: all executive officers as a group, 2,322. Each executive officer has shared voting power and sole investment power with respect to the shares held in their account.

(2) The table includes restricted stock units held by the non-employee directors. The directors' units are payable in stock as described in footnote (2) to the Director Compensation table.

(3) The table includes shared voting and/or investment power over shares as follows: J. Stewart, 1,338; A. Saleki-Gerhardt, 6,195; T. Freyman, 7,882; G. Tilton, 350; and all directors and executive officers as a group, 26,153.

(4) The directors and named executive officers, individually, and the directors and executive officers, as a group, each own less than one percent of the outstanding shares of AbbVie.

Securities Ownership of Principal Stockholders

The table below reports the number of shares of AbbVie common stock beneficially owned as of December 31, 2023 by The Vanguard Group and BlackRock, Inc. (directly or through subsidiaries), respectively, the only persons known to AbbVie to own beneficially more than 5% of AbbVie's outstanding common stock. It is based on information contained in Schedules 13G filed with the Securities and Exchange Commission by The Vanguard Group on February 13, 2024 and by BlackRock, Inc. on January 25, 2024. The Vanguard Group reported that it had sole voting power with respect to 0 shares, shared voting power with respect to 2,359,434 shares, sole dispositive power with respect to 152,454,429 shares and shared dispositive power with respect to

7,925,628 shares. BlackRock, Inc. reported that it had sole voting power with respect to 129,971,632 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 143,180,060 shares and shared dispositive power with respect to 0 shares.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Class
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	160,380,057	9.08 %
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	143,180,060	8.1 %

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (CD&A) describes the pay philosophy established for AbbVie's named executive officers (NEOs), the design of our compensation programs, the process used to examine performance in the context of executive pay decisions, and the performance goals and results for each NEO:

RICHARD A. GONZALEZ	**ROBERT A. MICHAEL**	**SCOTT T. REENTS**	**JEFFREY R. STEWART**	**AZITA SALEKI-GERHARDT**
Chairman of the Board of Directors and Chief Executive Officer	President and Chief Operating Officer	Executive Vice President, Chief Financial Officer	Executive Vice President, Chief Commercial Officer	Executive Vice President, Chief Operations Officer

Although we describe our programs in the context of the NEOs, it is important to note that our programs generally have broad eligibility and therefore in most cases apply to employee populations outside the NEO group as well.

The content of this section is organized according to the following.

Executive Summary

COMPENSATION PHILOSOPHY

We believe that a well-designed compensation program should:

1 **Align executive interests** with the drivers of stockholder returns and profitable growth

2 Support achievement of the company's **primary business goals** to have a remarkable impact on patients' lives

3 **Attract and retain world-class executives** whose talents and contributions sustain the growth in long-term stockholder value

WHAT WE DO

✓ We balance short- and long-term strategic objectives and directly link compensation to stockholder value.

✓ We tie more than three-fourths of our NEO compensation to performance.

✓ We are committed to pay equity and conduct pay equity analyses annually to ensure pay is equitable across genders and ethnicities among U.S. employees.

✓ We have broad discretion to clawback incentive awards in the event of a material breach of the AbbVie Code of Business Conduct, as well as a robust mandatory clawback policy covering excess compensation in the event of a restatement.

✓ We engage annually with a large portion of our stockholders to gather feedback on our policies and practices.

✓ We have robust stock ownership guidelines and prohibit the selling of shares unless ownership guidelines have been met.

WHAT WE DO NOT DO

X We do not have employment agreements with any of our NEOs.

X We do not provide tax gross-ups on NEO compensation or excise tax gross-ups on severance or other payments in connection with a change in control.

X NEOs are prohibited from entering or engaging in the purchase or sale of financial instruments that are designed to hedge or offset any decrease in the market value of AbbVie equity securities they hold.

X We do not include pay design features that may have the potential to encourage excessive risk-taking.

X We do not pay dividends on unearned performance awards.

X We do not have single trigger change in control equity vesting or other benefits.

From Expectation to Execution: U.S. Humira Loss of Exclusivity and Impact on 2023 Compensation Design

2023 was the first year in which our immunology therapy Humira was expected to face direct competition in the U.S. from biosimilar therapies due to the loss of exclusivity (LOE) of some of its patents, a phenomenon common within the pharmaceutical industry but rarely experienced at this magnitude. For context, Humira had net revenue of $18.6 billion in the U.S. in 2022, which represented approximately 32% of AbbVie's revenue. Nine biosimilars entered the market in 2023 in direct competition with Humira, more than any other biologic on the market today.

Leading up to this period of LOE, management's strategic focus was to develop and launch next-generation immunology therapies, as well as to build out our therapeutic pillars in oncology, neuroscience, eyecare, and aesthetics, in order to offset the impact of declining Humira revenue on the overall strength of AbbVie's business.

For 2023, the compensation committee made changes to our compensation programs, in particular, our short-

and long-term incentive programs, to reduce payouts due to the impact of U.S. Humira LOE. This included, for example, formulaic changes to reduce the cap on short-term incentives and exercising downward discretion to further reduce payouts. More detail on these changes is provided in the following sections, including on pages 42-48.

In assessing these program changes, and making final compensation decisions, the committee was cognizant that the U.S. Humira LOE resulted in reduced revenue in 2023 compared to 2022 (and further impacted related measures, such as net income and earnings per share). However, the committee also considered the company's strong achievements against its 2023 targets along with its outstanding financial performance and long-term value creation. For example, platform revenue exceeded the company's 2023 target by $1.2 billion and income before taxes exceeded target by $1.3 billion. More detail regarding 2023's performance is on the following pages. The committee also weighed that without the thoughtful strategy and execution by Mr. Gonzalez and his senior executive team, it is highly likely the impact of U.S. Humira LOE on the financial results would have been more significant.

BUSINESS PERFORMANCE HIGHLIGHTS

Advanced our strategy through outstanding operational execution and investments in innovation during 2023

Total Net Revenues	Growth Platform Net Revenues	Operating Cash Flow
$54.3BN	**$39.9BN**	**$22.8BN**
-6.4% compared to 2022*	+8.4% compared to 2022**	in 2023

Blockbuster Products	Adjusted R&D Investment	Development Pipeline
12	**$7.8BN**	**~90**
assets with 2023 net revenues > $1.0BN	increased $0.7BN compared to 2022***	active clinical and device programs****

The measures set forth in this table were calculated as of 12/31/2023.
* Decline primarily due to the U.S. Humira loss of exclusivity in 2023.
** Growth Platform reflects total net revenues less Humira net revenues.
*** Reflects a non-GAAP measure and is adjusted for certain items, which are reconciled in Appendix B.
**** Compounds, devices or indications in development individually or under collaboration or license agreements.

Strong operational execution

- Total net revenues of $54.3 billion, driven by strong performance from our Growth Platform and successful management of the U.S. Humira loss of exclusivity (LOE).
  - Key asset performance drove Growth Platform net revenues of $39.9 billion, an increase of 8.4% compared to 2022.
  - AbbVie had eight assets in its Growth Platform with double-digit sales growth in 2023, including Skyrizi, Rinvoq, and Vraylar.
  - AbbVie retained strong parity access for U.S. Humira.
- Reported diluted EPS of $2.72 on a GAAP basis and adjusted diluted EPS of $11.11. See Appendix B for the reconciliation.
- Generated operating cash flow of $22.8 billion.

Advancing new medicines with an innovative R&D pipeline

- Achieved regulatory approvals for several new products or major indications, including Rinvoq for the treatment of adult patients with moderately to severely active Crohn's disease (CD) who have had an inadequate response or intolerance to one or more tumor necrosis factor blockers, Epkinly as the first bispecific antibody to treat adult patients with relapsed/refractory (r/r) diffuse large B-cell lymphoma (DLBCL) and Qulipta for the preventive treatment of chronic migraine in adults.
- Submitted regulatory applications in key development programs, including Skyrizi for the treatment of adults with moderately to severely active ulcerative colitis (UC), Epkinly for adult patients with r/r follicular lymphoma (FL) previously treated with two or more prior therapies and Botox Cosmetic for the treatment of platysma prominence.
- Generated positive data for key late-stage assets, including Phase 3 data for trenibotulinumtoxinE (BoNT/E) for the treatment of moderate to severe glabellar lines and Phase 2 data for telisotuzumab-vedotin (Teliso-V) for patients with c-Met protein overexpression, epidermal growth factor receptor (EGFR) wild type, advanced/metastatic nonsquamous non-small cell lung cancer (NSCLC).
- Strengthened our pipeline and long-term growth outlook with the announced acquisition of ImmunoGen, Inc. and pending acquisition of Cerevel Therapeutics, which include a collection of on-market and pipeline assets in oncology and neuroscience. These transactions, and others, represent the company's commitment to continuing to invest in research and development and business development during the U.S. Humira LOE.





Significant long-term value creation

Market Capitalization	Quarterly Dividend Increase	Total Stockholder Return
+$190BN	>285%	+343%
10-year increase, adding significant stockholder value	raised to $1.55 per share from $0.40 per share over the last decade	over the last decade

The measures set forth in this table were calculated as of 12/31/2023 versus 12/31/2013. The quarterly dividend increase is calculated on a declared basis.

Total stockholder return (TSR)

AbbVie has a track record of robust total stockholder returns. Over the last decade, AbbVie's TSR ranks in the top tier of its named peers and surpasses the cumulative total returns of the Standard & Poor's 500 Index and the NYSE Arca Pharmaceutical Index, as shown in the tables below.

1-Year	3-Year	5-Year	10-Year
0%	+64%	+112%	+343%

AbbVie's Relative TSR Performance

Versus Peer Group (Multi-Year)

2023

6th place out of 10

3 Years

2nd place out of 10

5 Years

2nd place out of 10

10 Years

2nd place out of 10

Versus Select Indices (10-Year)

343%
211%
157%
AbbVie
S&P 500
NYSE Arca Pharma Index

AbbVie's peer group above includes: Amgen, Inc; Bristol-Myers Squibb Company; Eli Lilly and Company; Gilead Sciences, Inc.; GlaxoSmithKline plc; Johnson & Johnson; Merck & Company, Inc; Novartis AG; and Pfizer Inc. TSR measured as of 12/31/23.

TOTAL STOCKHOLDER RETURN (TSR)

Over the last decade, AbbVie has delivered a total stockholder return of 343%, which places AbbVie in the top tier of its Health Care Peers and surpasses the cumulative total returns of the Standard & Poor's 500 Index and the NYSE Arca Pharmaceutical Index. The following graph covers the period from December 31, 2013 through December 31, 2023. This graph assumes $100 was invested in AbbVie common stock and each index on December 31, 2013 and also assumes the reinvestment of dividends. The stock price performance in the following graph is not necessarily indicative of future stock price performance.

Comparison of Cumulative Total Stockholder Return – Last Ten Years



STOCKHOLDER ENGAGEMENT

2023 Say on Pay Results

At our 2023 Annual Meeting, the say on pay proposal received support from 90.5% of our stockholders. The board and compensation committee are encouraged by the continued, consistent stockholder support for our executive compensation program.

90.5%
Say on Pay Results

AbbVie is committed to regular, ongoing engagement with stockholders to ensure that we continue to understand stockholder feedback about our compensation program and incorporate that feedback into the compensation decision-making process. To that end, in 2023 AbbVie reached out to stockholders representing over 40% of the company's outstanding shares.

In these discussions, the aggregate feedback acknowledged the alignment of our executives' pay with AbbVie's performance and expressed support for our compensation program, consistent with the level of stockholder support for our say on pay proposals since inception. The feedback informs the compensation committee's continuous assessment of the program design and ongoing discussions with stockholders, which contribute to the evolution of the programs.

COMPENSATION PROGRAM GOVERNANCE SUMMARY

In addition to strong alignment of pay with the performance of the company and our NEOs, we maintain and are committed to good governance practices, including the following:

Good Governance Practices

Balanced Incentive Plan Design	✓ Annual incentive plan includes financial, operational, and strategic metrics to assess performance ✓ Annual incentive payout matrix used to define and cap the range for the committee's determinations (at or below the plan maximum of 200% of target with a 2023 payout matrix cap of 190%) ✓ Long-term incentive design emphasizing multiple, relative performance metrics and multi-year performance periods ✓ No duplication of performance metrics in short- and long-term incentives
Pay Equity and Sustainability	✓ Commitment to pay equity and annual pay equity analyses to ensure pay is equitable across genders and ethnicities among U.S. employees ✓ Incorporation of ESG into the strategic/leadership goals within the annual incentive plan
Strong Governance Practices	✓ Mandatory clawback of excess compensation in the event of a restatement, plus broad discretion to clawback compensation in the event of a material breach of the Code of Conduct ✓ Anti-hedging and anti-pledging policies ✓ Annual comprehensive compensation program risk review ✓ Independent compensation consultant that performs no other work for the company
Pay for Performance and Stockholder Alignment	✓ Short- and long-term incentive programs closely align with performance ✓ Majority of NEO compensation tied to long-term performance ✓ Proactive stockholder engagement process
Robust Stock Ownership Requirements	✓ 6x salary for CEO and 3x salary for NEOs ✓ 5x annual fees for non-employee directors ✓ NEOs must hold and not sell equity until the minimum stock ownership requirement is satisfied
Responsible Pay Practices	✓ No single trigger vesting of equity or other benefits in the event of a change in control ✓ No repricing of stock options without express stockholder approval ✓ No tax gross-ups in executive compensation program ✓ No employment contracts ✓ No guaranteed short-term incentives or equity awards ✓ No dividends paid on unearned performance awards

Components of our Executive Compensation Program

The compensation committee of the board oversees our executive compensation program, which includes several compensation elements that have each been tailored to incentivize and reward specific aspects of company performance the board believes are central to delivering long-term stockholder value. Key components of our annual compensation program are listed below.

Base Salary	Short-Term Incentives	Long-Term Incentives	Our Compensation Philosophy
Designed to be competitive with market and industry norms, and to reflect individual performance Individual salaries are established relative to market median based on each NEO's individual performance, skills, and experience, and internal equity, as well as the company's annual operating budget	**Performance Incentive Plan (PIP)** Based on non-GAAP performance measures such as: — Platform revenue — Income before taxes — Operating margin — Return on assets — Strategic and leadership goals	**80%** Performance shares and performance-vested restricted stock units **20%** Non-qualified stock options	**Align executive interests** with the drivers of stockholder returns and profitable growth Support achievement of the company's **primary business goals** to have a remarkable impact on patients' lives **Attract and retain world-class executives** whose talents and contributions sustain the growth in long-term stockholder value

The compensation committee is dedicated to ensuring that a substantial portion of executive compensation is "at-risk" and variable. Generally, more than three-fourths of our NEOs' total direct compensation is variable and directly affected by both the company's and the NEO's performance, as indicated below.

CEO Pay Mix



77% Long-Term Incentives

77% Performance-Based Pay

7% Base Salary

16% Short-Term Incentives

All Other NEO Average Pay Mix



60% Long-Term Incentives

75% Performance-Based Pay

13% Base Salary

27% Short-Term Incentives

The committee believes the use of non-GAAP metrics to measure company performance for incentive plan purposes is appropriate. The use of certain non-GAAP metrics aligns NEOs to performance objectives that are commonly used to evaluate the performance of the company, provide accountability, and avoid inappropriate windfalls or penalties due to factors outside of their control. Importantly, both the goals and the financial performance are presented on a consistent non-GAAP basis.

Executive Compensation Process

COMMITMENT TO PERFORMANCE-BASED AWARDS

As discussed above, the majority of AbbVie's NEO pay is performance-based. Specific goals and targets are the foundation of our pay-for-performance process. Though quantitative metrics such as financial and operational results are a central part of our performance assessment, some goals such as leadership and progress against strategic and long-term objectives are difficult to measure using numeric or formulaic criteria. As such, the compensation committee also conducts a qualitative assessment of individual performance to ensure the overall assessment of performance and pay decisions are aligned with the company's true performance over a period of time. A discussion of the decision-making criteria for each pay component follows.

COMMITTEE PROCESS FOR SETTING TOTAL COMPENSATION

Each February, the committee, with the assistance of its independent compensation consultant and AbbVie's management team, determines pay levels for NEOs. The process starts with a consideration of compensation levels and the mix of compensation for comparable executives at companies in AbbVie's Health Care Peer Group, which are listed below in the section captioned "Compensation Benchmarking." After this benchmark review, the committee establishes NEO compensation—base salary adjustments, annual incentive awards, and long-term incentive awards—relative to the peer median in each instance. Awards can be differentiated from the peer compensation levels based on company performance, each NEO's individual performance, leadership, and contributions to AbbVie's business and strategic performance.

COMPENSATION BENCHMARKING

To provide the appropriate context for executive pay decisions, the committee, in consultation with its independent compensation consultant, assesses the compensation practices and pay levels of AbbVie's Health Care Peer Group. The committee chooses to focus on the Health Care Peer Group because its constituents share important characteristics with AbbVie, particularly the global emphasis on research-based pharmaceuticals and biopharmaceutical therapies and the regulatory environment within which they operate. Members of the Health Care Peer Group are AbbVie's primary competitors for executive talent and are companies the committee believes chiefly represent our competitive market:

Health Care Peer Group
Amgen, Inc.
Bristol-Myers Squibb Company
Eli Lilly and Company
Gilead Sciences, Inc.
GlaxoSmithKline plc
Johnson & Johnson
Merck & Company, Inc.
Novartis AG
Pfizer Inc.

ROLE OF THE COMPENSATION CONSULTANT

The compensation committee has engaged Semler Brossy as its independent compensation consultant. The committee's independent consultant reports directly to the chair of the committee. The consultant meets regularly, and as needed, with the committee in executive sessions, has direct access to the chair during and between meetings, and performs no other services for AbbVie or its senior executives. In partnership with the consultant, the committee determines what variables it will consider, which include: peer groups against which performance and pay should be examined, metrics to be used to assess AbbVie's performance, competitive incentive practices in the marketplace, and compensation levels relative to market benchmarks.

COMPENSATION RISK OVERSIGHT

The company has established, and the compensation committee endorses, several controls to address and mitigate compensation-related risk, such as employing a diverse set of performance metrics, maintaining robust stock ownership guidelines for its executives and non-employee directors, and retaining broad discretion to recover incentive awards in the event of misconduct that would constitute a material breach of the AbbVie Code of Business Conduct. The company's clawback policy also requires recoupment of excess compensation in the event earnings are subsequently restated. The committee, in collaboration with its independent compensation consultant, identified no material risks in AbbVie's compensation programs in 2023.

When considering compensation-related risk, the committee is aware of certain risks associated with drug pricing decisions. The committee weighs these, as well as other risks material to the company, when designing AbbVie's compensation programs. In addition, the committee, comprised entirely of independent directors, has discretion to adjust incentive payments, if needed, including to reflect decisions executives make that may impact AbbVie's reputation and long-term sustainability.

Compensation Plan Elements

As referenced on page 40, three primary components make up AbbVie's executive pay program: (1) base salary, (2) short-term incentives and (3) long-term incentives. The structure of each component is tailored to serve a specific function and purpose.

BASE SALARY

The compensation committee sets appropriate levels of base salary to ensure that AbbVie can attract and retain a leadership team that will continue to meet our commitments to customers and patients and sustain long-term profitable growth for our stockholders. Generally, the committee considers the median of the Health Care Peer Group as an initial benchmark, but also references additional information as needed. Specific pay rates are then established for each NEO relative to their market benchmark based on the NEO's performance, experience, unique skills, internal equity with others at AbbVie, and the company's operating budget.

SHORT-TERM INCENTIVES AND 2023 RESULTS

This section describes the structure of our short-term incentive program for NEOs and provides further details about the ways the committee's pay decisions in 2023 reflected the impact of U.S. Humira LOE, both in terms of the headwinds it created for our growth objectives as well as our significant efforts to minimize its effect, as evidenced by our strong execution against targets.

Annual cash incentives are paid to NEOs through AbbVie's Performance Incentive Plan (PIP), which rewards executives for achieving key financial and non-financial goals measured at the company and individual levels. AbbVie's PIP structure is designed to align NEOs' interests directly with AbbVie's annual operating strategies to advance our mission, financial goals, and leadership behaviors. In doing so, it provides a direct link between the NEOs' short-term incentives and the company's and the NEOs' annual performance results through measurable financial and operational performance followed by qualitative assessments of clearly defined strategic progress and leadership behaviors.

NEO target incentive amounts are set as a percentage of base salary. Mr. Gonzalez's target is 165% of base salary. The targets for the other NEOs range from 110% to 135% of base salary.

The performance targets established under our annual incentive plan are rigorous and calibrated to a range of potential outcomes, with above target payouts for strong performance and below target payouts (including no payout) for below target performance. Targets are based on expected business, market and regulatory conditions, including expectations for our pipeline. The financial goals were carried by all of the NEOs as part of their 2023 performance goals.

The short-term incentive goals and their respective weightings are summarized in the chart below. The specific goals and weightings for each NEO (including the CEO) are established at the start of each performance year based on the NEO's role and anticipated contributions to the company's annual objectives.

	Income Before Taxes	Platform Revenue, Operating Margin, and Return on Assets[1]	R&D/ Innovation	Business Development	ESG	Other
Richard A. Gonzalez	20 %	60 %	10 %		10 %	
Robert A. Michael	20 %	60 %		10 %	10 %	
Scott T. Reents	20 %	60 %			10 %	10 %
Jeffrey R. Stewart	20 %	50 %			10 %	20 %
Azita Saleki-Gerhardt	20 %	10 %	10 %		10 %	50 %

(1) Financial goals are equally weighted.

Short-Term Incentive Financial Goals

The committee reviews and ensures all goals are appropriately rigorous and consistent with driving top-tier performance for the sector in both the short and long term.

Goal[1]	2022 Actual	2023 Target	2023 Target vs. 2022 Actual	2023 Actual	2023 Actual vs. 2023 Target
A. Platform Revenue[2]	$ 37.6 BN [2]	$ 38.8 BN	103 %	$ 40.0 BN [2]	103 %
B. Non-GAAP Income Before Taxes	$ 29.2 BN [3]	$ 23.1 BN	79 %	$ 24.4 BN [3]	106 %
C. Adjusted Return on Assets	23.0 %	19.4 %	84 %	20.6 %	106 %
D. Non-GAAP Operating Margin	$ 31.0 BN [3]	$ 24.8 BN	80 %	$ 25.7 BN [3]	104 %

(1) Results achieved reflect certain specified items, which are reconciled in Appendix B.

(2) Platform Revenue is a non-GAAP metric comprised of net revenues less total Humira sales and adjusted for foreign exchange, as outlined in Appendix B. The committee retained for 2023 the use of Platform Revenue, first introduced as a performance metric within the PIP in 2022, to reinforce management's focus on growth opportunities to offset anticipated revenue decline associated with U.S. Humira LOE. The Platform Revenue target and result are adjusted for foreign exchange because it is unpredictable at the time the target is set.

(3) Evaluated on a constant currency basis.

Short-Term Incentive Strategic and Leadership Goals

Each NEO achieved or exceeded their 2023 strategic and leadership goals, which are listed below:

- **Richard A. Gonzalez:** Drive top-tier business performance; execute key strategic initiatives to drive sustainable long-term business performance; deliver value to our stockholders, building investor confidence and credibility; successfully advance mid- and late-stage pipeline assets; continue to drive employee engagement and motivation around AbbVie's mission and future prospects; and advance our transformation to a biopharmaceutical culture.
- **Robert A. Michael:** Achieve proprietary pharmaceutical pipeline enhancement objectives and key product milestones; and provide support on corporate strategic initiatives and build shareholder value through investor activities.
- **Scott T. Reents:** Drive enterprise finance strategic initiatives and transformation; and achieve transaction integration objectives.
- **Jeffrey R. Stewart:** Achieve key product milestones; drive patient access for all therapies across the different franchises; and successfully adapt and execute market strategies relative to external considerations.
- **Azita Saleki-Gerhardt:** Successfully drive operations optimization and milestones; execute on objectives including product launches and financial goals; and support research and development initiatives per company strategy.

Assessments of performance against financial results consider the effect of foreign exchange and other specified adjustments and/or unusual or unpredictable events, and the appropriateness of these adjustments is reviewed annually by the committee. In 2023, specified adjustments included intangible asset amortization, acquisition and

integration-related costs, IPR&D and milestones expense, change in fair value of contingent consideration, impacts related to tax law changes, and other items, as described in Appendix B.

In 2023, our NEOs continued to take a formal goal aligned to driving AbbVie's environmental, social, and governance (ESG) framework. The ESG goal was weighted 10% within the short-term incentive program for each NEO. As part of this ESG goal category, all senior leaders, including the NEOs, continued to take a goal aligned to executing the equity, equality, diversity, and inclusion (EEDI) strategy.

AbbVie's senior executives have different areas of focus when it comes to driving the company's ESG framework, and together, the executives' ESG accomplishments under this goal cover all of AbbVie's material ESG drivers (which are discussed in more detail on page 8 of this proxy statement).

Example achievements under the ESG goal category in 2023 by AbbVie's senior executives included, for example:
- Over 218,000 U.S. patients were provided medicine at no cost through our patient assistance program in 2023.
- AbbVie's science-based targets were validated by SBTi in 2023 and include a Scope 1 and 2 emissions reduction target, a 100% renewable electricity target and a supplier engagement target for AbbVie's largest scope 3 categories.
- In the United States, we held our first Ethics and Compliance Week in 2023, including multiple informational sessions and interviews with senior leaders about the importance of acting with integrity.

Our EEDI strategy includes specific priority areas to ensure AbbVie fosters a community that is inclusive and working for our people, patients and business. 2023 progress on this strategy includes:
- *Fostering a diverse workforce*. Developing and delivering innovative life-changing medicines for our diverse patient population with unique health challenges, requiring thoughtfulness and creativity that comes from a wide range of inputs. With this viewpoint in mind, we continued to design and implement talent attraction, sourcing, and hiring solutions, as well as talent development and management approaches, that meet our employees' talent and career needs. The diversity we seek is broad and includes many unique life experiences and factors. We are proud of our ability to hire and promote based on merit and qualification while still fostering a diverse and inclusive workforce.
- *Building inclusive leadership and belonging*. We continued our focus on enhancing the inclusive-leader competency in our people leaders, with emphasis on understanding, skill building, ownership and accountability. We continued to build more equitable and inclusive leadership behaviors related to how leaders operate themselves and how they develop their teams.
- *Strengthening community, well-being and belonging*. We continued to enhance the impact of our inclusive culture by addressing opportunities for belonging and well-being. This includes continuing our series of employee voice sessions, focused on enhancing workplace culture and advancing inclusion, and introducing new resources, such as our Inclusive Benefits Guide.

Annual Incentive Payout Matrix

Determining actual incentive amounts is a multi-step process. A formal payout matrix based on platform revenue and income before taxes guides the committee by capping the range of final awards at or below the plan maximum of 200% of target. The matrix is used to ensure alignment between PIP payout outcomes and company financial performance.

In light of the U.S. Humira LOE, in early 2023, the compensation committee reduced the payout matrix 10% across all payout ranges. For example, a payout range of 90%-140% instead of 100%-150%. The committee considers this design change to be temporary and expects to transition back to typical ranges as AbbVie absorbs the impact of U.S. Humira LOE and returns to robust growth.

In determining individual awards, an initial performance score is calculated for each NEO based on performance against weighted financial and strategic/leadership goals. This performance score results in a preliminary award

amount of up to 100% of target only. Final awards are determined by the compensation committee based on a qualitative assessment of holistic performance and within the cap established from the matrix.

Illustration of 2023 Incentive Calculation



Target Award	x	Performance Score	=	Preliminary Award	→	Final Committee Decision	=	Final Award

Plan Governance:	Maximum 100% of Target per plan design	2023 Performance results: Capped at 190% of Target per payout matrix, further reduced to 170% after the committee's application of downward discretion (plan maximum is 200%)

As noted, the annual incentive payout matrix establishes a potential range of incentive outcomes based on platform revenue and income before taxes. In light of the expected financial implications in 2023 directly related to U.S. Humira LOE, the committee set rigorous financial targets for the year but also reduced corresponding payouts by 10% recognizing that the U.S. Humira LOE was a hinderance toward year-over-year growth. For 2023, actual platform revenue performance was 103% compared to target, while actual income before taxes was 106% compared to target.

Annual Incentive Payout Matrix[1]	2022 Actual	2023 Target	2023 Target vs. 2022 Actual	2023 Actual	2023 Actual vs. 2023 Target
Platform Revenue[2]	$ 37.6 BN [2]	$ 38.8 BN	103 %	$ 40.0 BN [2]	103 %
Non-GAAP Income Before Taxes	$ 29.2 BN [3]	$ 23.1 BN	79 %	$ 24.4 BN [3]	106 %
		2023 Payout Matrix Result		**Capped at 190% of target (below 200% plan maximum)**	

(1) Results achieved reflect certain specified items, which are reconciled in Appendix B.

(2) Platform Revenue is a non-GAAP metric comprised of net revenues less total Humira sales and adjusted for foreign exchange, as outlined in Appendix B. The committee retained for 2023 the use of Platform Revenue, first introduced as a performance metric within the PIP in 2022, to reinforce management's focus on growth opportunities to offset anticipated revenue decline associated with U.S. Humira LOE. Platform Revenue target and result are adjusted for foreign exchange because it is unpredictable at the time the target is set.

(3) Evaluated on a constant currency basis.

Comments on the PIP Bonus Paid to Richard A. Gonzalez, Chairman and Chief Executive Officer

The committee awarded Mr. Gonzalez a bonus of $3,500,000, positioned at approximately the 50th percentile when compared to peer bonuses paid in 2023 and 125% of his target bonus opportunity, noting that it aligned with the strong execution in 2023 against plan and against the significantly challenging backdrop of U.S. Humira LOE. The committee also noted that Mr. Gonzalez's bonus was 11% lower than the bonus he earned for 2022, and 29% lower than the bonus he earned for 2021 (see illustration below). The committee believes this outcome appropriately balances the company's strong achievement against plan with the reduction in actual financial results compared to prior years. It also noted that without the thoughtful strategy to navigate the challenging conditions in 2023 that was conceived, developed, and executed by the senior executive team, led by Mr. Gonzalez, it is highly likely the impact of U.S. Humira LOE on the financial results would have been more significant.



2021 – 2023 CEO PIP Bonus

$4,908,750

$3,927,000

$3,500,000

-20%

-11%

2021   2022   2023

■ Annual Incentive Award

Final Committee Decisions

Final awards are determined by the compensation committee and include a qualitative assessment of holistic performance. While the committee relies heavily on objective, quantitative metrics to determine PIP awards, this qualitative element ensures the review is comprehensive and includes all individual, strategic, and leadership goals for which assessment is not dictated solely by numeric or formulaic applications. Moreover, while each participant has predetermined goals, the committee also considers relative achievements and/or developments in the company, the marketplace, and the global economy that could not have been foreseen when individual goals were established.

In determining final bonuses for 2023, the committee first applied downward discretion to reduce the maximum cap on PIP bonus outcomes from 190% suggested by the payout matrix to 170%. This was done primarily in response to lower actual results compared to 2022 and to calibrate overall pay outcomes with performance and governance considerations.



PIP Governance for 2023

200%	Plan document maximum
190%	Payout matrix for 2023 maximum
170%	Committee downward discretion
110% - 168%	Final 2023 bonus outcomes for PIP participants

The results for each of our NEOs are shown below.

Executive	Target Award		$ Actual Award Paid
	$ Value	% of Salary	
Richard A. Gonzalez	2,805,000	165 %	3,500,000
Robert A. Michael	2,025,000	135 %	3,000,000
Scott T. Reents	1,100,000	110 %	1,850,000
Jeffrey R. Stewart	1,500,000	120 %	2,525,000
Azita Saleki-Gerhardt	1,200,000	120 %	1,850,000

LONG-TERM INCENTIVES AND 2023 RESULTS

The LTI program design aligns AbbVie's long-term incentive compensation with key operational and financial initiatives, including sustained EPS growth and generation of superior investment returns relative to peers. In 2023, NEOs received annual grant LTI awards with the following characteristics:

Long-Term Incentive Program

Award Type	Metric	Performance Period
40% Performance Shares	EPS 3-Year Relative TSR Modifier	3 Years
40% Performance-Vested Restricted Stock Units	Relative Return on Invested Capital	3 Years
20% Non-Qualified Stock Options	Stock Price Appreciation	10-year term

- **Performance Shares (40% of total LTI award)**—These awards have the potential to vest at 0% to 250% of target after a three-year performance period and are earned based on company performance in earnings per share (EPS) and relative total stockholder return (TSR). TSR performance is measured relative to a group made up of companies that are constituents in either the S&P Pharmaceutical, Biotech, and Life Science Index or the NYSE Arca Pharmaceutical Index. Dividends on performance shares accrue during the performance period and are paid at vesting only to the extent that shares are earned.

    - As a result of the committee's assessment of program changes in light of U.S. Humira LOE, the payout curve associated with EPS, which was anticipated to be impacted by U.S. Humira LOE, was reset so that achievement of target performance results in a reward adjustment of 90% of target (instead of 100%) and the achievement of maximum performance results in a reward adjustment of 150% of target (instead of 200%). This change also had the effect of reducing the overall reward leverage associated with performance shares subject to the 2023-2025 performance cycle from 250% of target to 187.5% of target.

- **Performance-Vested Restricted Stock Units (40% of total LTI award)**—These awards have the potential to vest at 0% to 200% of target in one-third increments during a three-year performance period based on AbbVie's return on invested capital (ROIC) articulated as pre-set goals and measured relative to a group made up of companies that are constituents in either the S&P Pharmaceutical, Biotech, and Life Science Index or the NYSE Arca Pharmaceutical Index. Dividends accrue during the performance period and are paid at vesting only to the extent that shares are earned.

- **Non-Qualified Stock Options (20% of total LTI award)**—These awards have the potential to vest in one-third increments on each of the first three annual anniversaries of the grant date, subject to continued employment with the company. The option exercise price is set at or above fair market value on the grant date. To the extent that the options vest, the award expires ten years after the grant date.

Performance Share and Performance-Vested Restricted Stock Unit Performance Targets and Results

Performance targets and results associated with the 2023 annual grant awards of performance shares and performance-vested restricted stock units are shown below. Relative TSR results are in progress; these results and their impact on final payout will be disclosed following the completion of the three-year performance period.

Performance Objective and Impact on Payout	Threshold	Target	Maximum	Result	Impact on Payout
Adjusted Diluted EPS[1,2]	$10.53	$10.58	$10.78	$11.11	150%
EPS Impact on Payout	50%	90%	150%		
Relative TSR	Relative TSR is measured over a 3-year performance period and used as a modifier				
Relative ROIC[2] (2023 Award)	40th - 50th percentile	50th - 65th percentile	>85th percentile	93rd percentile	200%
Relative ROIC[2] (2022 Award)	40th - 50th percentile	50th - 65th percentile	>85th percentile	93rd percentile	200%
Relative ROIC[2] (2021 Award)	40th - 50th percentile	50th - 65th percentile	>85th percentile	92nd percentile	200%
ROIC Impact on Payout	50%	100%	200%		

(1) Diluted earnings per share is adjusted to exclude certain specified items and is a non-GAAP measure, which is reconciled in Appendix B.

(2) Due to the uncertainty associated with the timing of upfront and milestone payments, the financial goals established to evaluate management performance for purposes of incentive compensation exclude the impact of these payments. However, the performance goals shown in this table have been adjusted to account for upfront and milestone expenses in 2023 and the results include the impact of those payments.

AbbVie granted performance shares in 2021 that were subject to a 3-year performance cycle that ended December 31, 2023. The table below describes the performance objectives, outcomes, and shares earned.

Performance Objective & Payout Modification	Threshold	Target	Maximum	Actual	Performance Modifier
Relative TSR	15 pts below index	Equal to index performance	15 pts above index	24.5 pts above index	125%
Payout Modification	-25%	0%	+25%		

AbbVie's policy with respect to its annual equity award for all eligible employees, including the NEOs, is to grant the award and set the grant price at the compensation committee's regularly scheduled February meeting each year.

These meeting dates generally are the third Thursday of February and are scheduled two years in advance. The grant price is the average of the highest and lowest trading prices of a common share on the date of the grant (rounded up to the next even penny). The grant price for the 2023 annual grant was $149.62. The high, low and closing prices of an AbbVie common share on the grant date (February 16, 2023) were $150.50, $148.73, and $149.53 respectively. All LTI awards are subject to a minimum vesting period of 12 months.

BENEFITS

Benefits are an important part of retention and capital preservation for all employees, helping to protect against the impact of unexpected catastrophic loss of health and/or earnings potential, as well as providing a means to save and accumulate for retirement or other post-employment needs.

Each of the benefits described below supports the company's objective of providing a market competitive total rewards program. Individual benefits do not directly affect decisions regarding other benefits or pay components,

except to the extent that all benefits and pay components must, in aggregate, be competitive, as previously discussed.

Retirement Benefits

The NEOs and other eligible U.S. employees participate in the AbbVie Pension Plan, the company's principal qualified defined benefit plan. NEOs and certain other employees also participate in the AbbVie Supplemental Pension Plan. These plans are described in greater detail in the section of this proxy statement captioned "Pension Benefits."

The Supplemental Pension Plan is a non-qualified defined benefit plan that cannot be secured in a manner similar to a qualified plan, for which assets are held in trust, so eligible NEOs receive an annual cash payment equal to the increase in the present value of their Supplemental Pension Plan benefit. Eligible NEOs have the option of depositing the annual payment into an individually established grantor trust, net of tax withholdings. Deposited amounts may be credited with the difference between the NEO's actual annual trust earnings and the rate used to calculate trust funding (currently 8 percent). Amounts deposited in the individual trusts are not tax-deferred and the NEOs personally pay the taxes on those amounts without gross-ups.

The manner in which the grantor trust assets are to be distributed to an NEO upon retirement from the company generally follows the distribution method elected by the NEO under the AbbVie Pension Plan. If an NEO (or the NEO's surviving spouse, depending on the pension distribution method elected by the NEO under the AbbVie Pension Plan) lives beyond the actuarial life expectancy age used to determine the Supplemental Pension Plan benefit, and therefore exhausts the trust balance, the Supplemental Pension Plan benefit will be paid to the NEO (or their surviving spouse) by AbbVie.

Savings Plans

The NEOs and other eligible U.S. employees are permitted to defer a portion of their annual base salary under the AbbVie Savings Plan, the company's principal qualified defined contribution plan, up to the IRS contribution limits. Eligible NEOs also may defer up to 18 percent of their base salary, less contributions to the AbbVie Savings Plan, to the AbbVie Supplemental Savings Plan, which is a non-qualified defined contribution plan. Eligible NEOs may defer these amounts to unfunded book accounts or choose to have the amounts paid in cash on a current basis and deposited into individually established grantor trusts, net of tax withholdings. These amounts are credited annually with earnings. Amounts deposited in the individual trusts are not tax-deferred and the NEOs personally pay the taxes on those amounts without gross-ups.

NEOs elect the manner in which the assets held in their grantor trusts will be distributed to them upon retirement or other separation from the company. These arrangements are described in greater detail in this proxy statement beginning with the section captioned "Summary Compensation Table."

Financial Planning

NEOs are paid an annual stipend of $10,000 for estate planning advice, tax preparation and general financial planning fees. The stipend is income to the NEO, who is responsible for payment of all resulting taxes without gross-ups.

Company-Provided Transportation

NEOs are eligible for transportation perquisites that are designed to improve the effectiveness and efficiency of their work, including the use of a company-leased vehicle and access to company-provided air travel, as appropriate. In some circumstances, these benefits may be used for personal travel, which would then be considered part of the NEO's total compensation and treated as taxable income to them under applicable tax laws. The NEOs pay the taxes on such income without gross-ups.

Disability Benefits

In addition to AbbVie's standard disability benefits, NEOs are eligible for a monthly long-term disability benefit, which is described on page 70 of this proxy statement.

EMPLOYMENT AGREEMENTS

AbbVie does not have employment agreements with any of its NEOs.

CHANGE IN CONTROL AGREEMENTS

AbbVie has entered into change in control agreements with its NEOs to aid in retention and recruitment, encourage continued attention and dedication to assigned duties during periods involving a possible change in control of the company, and to protect the earned benefits of the NEOs against potential adverse changes resulting from a change in control.

The change in control agreements contain a double-trigger feature, meaning that if the NEO's employment is terminated other than for cause or permanent disability, or if the NEO elects to terminate employment for good reason, within two years following a change in control, they are entitled to receive certain pay and benefits as described in the section of this proxy statement captioned "Potential Payments upon Termination or Change in Control."

EXCISE TAX GROSS-UPS

AbbVie does not provide excise tax gross-ups on NEO severance or other payments in connection with a change in control.

Other Matters

STOCK OWNERSHIP GUIDELINES

AbbVie's stock ownership guidelines are designed to further promote sustained stockholder return and to ensure the company's senior executives remain focused on both short- and long-term objectives. Each senior executive has five years from the date of election or appointment to their position to achieve the ownership level associated with their position. NEOs are not allowed to sell stock, except for tax withholding at vesting or exercise, if they do not satisfy the minimum stock ownership requirement. The minimum stock ownership guidelines for the CEO and other NEOs are as follows:

Executive	Stock Ownership Requirement	Requirement Met?
Richard A. Gonzalez	6x Base Salary	Yes
Robert A. Michael	3x Base Salary	Yes
Scott T. Reents	3x Base Salary	Yes
Jeffrey R. Stewart	3x Base Salary	Yes
Azita Saleki-Gerhardt	3x Base Salary	Yes

In addition, AbbVie's non-employee directors are required to own AbbVie stock valued at five times (5x) the annual fee for service as a director under the AbbVie Non-Employee Directors' Fee Plan within five years of joining the board or as soon as practicable thereafter.

CLAWBACK POLICY

The committee does not anticipate there would ever be circumstances where a restatement of earnings upon which any incentive plan award decisions were based would occur or circumstances where an executive officer engages in misconduct that would constitute a material breach of the AbbVie Code of Business Conduct. Nevertheless, the committee, in evaluating such circumstances, has broad discretion to take all actions necessary to protect the interests of stockholders, up to and including actions to recover incentive awards. This includes a mandatory clawback of excess compensation in the event of a restatement, consistent with SEC rules, as well as broad authority to clawback compensation in the event of a material breach of the Code of Conduct. For more

details, AbbVie's Code of Business Conduct is available in the corporate governance section of AbbVie's investor relations website at www.abbvieinvestor.com.

ANTI-HEDGING AND ANTI-PLEDGING POLICIES

AbbVie has a formal policy that prohibits directors and officers subject to Section 16 of the Exchange Act, including all of the NEOs, from entering into or engaging in the purchase or sale of financial instruments that are designed to hedge or offset any decrease in the market value of AbbVie equity securities they hold. AbbVie also has a formal policy that prohibits directors and officers subject to Section 16 of the Exchange Act, including all of the NEOs, from pledging AbbVie common stock as collateral for a loan.

In addition, the AbbVie Amended and Restated 2013 Incentive Stock Program provides that no long-term incentive award may be assigned, alienated, sold or transferred other than by will or by the laws of descent and distribution or as permitted by the compensation committee for estate planning purposes, and no award and no right under any award may be pledged, alienated, attached or otherwise encumbered. All members of senior management, including the company's NEOs and certain other employees, are required to clear any transaction involving company stock with the Legal department prior to entering into such transaction.

Compensation Committee Report

The compensation committee of the board of directors is primarily responsible for reviewing, approving and overseeing AbbVie's compensation plans and practices, and works with management and the committee's independent compensation consultant to establish AbbVie's executive compensation philosophy and programs. The committee reviewed and discussed the Compensation Discussion and Analysis with management and recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee

R. Austin, Chair, T. Freyman, G. Tilton, and F. Waddell

Compensation Risk Assessment

During 2023, in collaboration with the compensation committee's independent compensation consultant, AbbVie conducted an in-depth risk assessment of its compensation policies and practices, including those related to executive compensation programs for NEOs. The risk assessment included a quantitative and qualitative analysis of AbbVie's executive compensation programs and broader employee incentive compensation plans. AbbVie also considered how these programs compare, from a design perspective, to programs maintained by other companies. Based on this assessment, it was determined that AbbVie's executive compensation programs are balanced and appropriately incent employees, and any risks arising from the compensation policies and practices are not reasonably likely to have a material adverse effect on AbbVie. The following factors were among those considered in making this determination:

- AbbVie is committed to pay equity and conducts pay equity analyses annually to ensure pay is equitable across genders and ethnicities among U.S. employees.
- AbbVie's compensation structure contributes to a corporate culture that encourages our NEOs to regard AbbVie as a long-term employer. For example, equity awards vest over multi-year periods, which encourages NEOs to consider the long-term impact of their decisions and align their interests with those of AbbVie's stockholders.
- AbbVie's annual incentive program is based on multiple performance measures, balancing earnings achievement with other factors. Since earnings are a key component of stock price performance, this aspect of AbbVie's compensation plan also promotes alignment with stockholder interests.
- AbbVie does not include certain pay design features that may have the potential to encourage excessive risk-taking, such as: over-weighting toward annual incentives, highly leveraged payout curves, unreasonable

thresholds or dramatic changes in payout opportunity at certain performance levels that may encourage inappropriate short-term business decisions to meet payout thresholds. In addition for 2023, a limit of 190% of target applies to any awards made under the NEO short-term incentive program.

- AbbVie's annual long-term incentive program focuses NEOs on longer-term operating performance and aligns NEOs with stockholder interests through the use of multi-year performance periods and multiple performance measures, including relative total stockholder return. AbbVie's NEOs received roughly two-thirds of their total direct compensation in the form of long-term incentives (20% of which are stock options that may vest over a three-year period and 80% of which are performance-based awards that may vest over a three-year performance period).

- AbbVie makes equity awards and sets grant prices at the same time each year, at the compensation committee's regularly scheduled meeting in February. In addition, AbbVie does not award discounted stock options or immediately vested equity awards to NEOs.

- AbbVie has robust stock ownership guidelines for its senior executives, which promotes alignment with stockholder interests, and other good governance equity practices such as anti-hedging and anti-pledging policies.

- AbbVie's compensation committee has the ability to exercise downward discretion in determining annual incentive plan payouts.

- AbbVie's compensation committee is required to clawback excess compensation in the event of a restatement, plus retains broad discretion to clawback compensation in the event of a material breach of the Code of Conduct.

- AbbVie requires mandatory training on its code of conduct and policies and procedures to educate its employees on appropriate behaviors and the consequences of taking inappropriate actions.

The risk assessment results were presented to the compensation committee by its independent compensation consultant.

Summary Compensation Table

This section contains compensation information for AbbVie's NEOs for the fiscal year ended December 31, 2023. The following table summarizes compensation awarded to, earned by and/or paid to AbbVie's NEOs in connection with their service to AbbVie during 2023, 2022 and 2021, as applicable. The section of this proxy statement captioned "Compensation Plan Elements" describes in greater detail the information reported in this table.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)(4)(5)	All Other Compensation ($)(6)	Total ($)
Richard A. Gonzalez	2023	$ 1,700,000	0	13,701,890	3,437,871	3,500,000	1,331,617	1,990,594	$ 25,661,972
Chairman of the Board and	2022	1,700,000	0	15,301,308	3,598,419	3,927,000	439,214	1,321,244	26,287,185
Chief Executive Officer	2021	1,700,000	0	12,573,689	3,134,649	4,908,750	780,993	814,073	23,912,154
Robert A. Michael	2023	1,427,376	0	5,440,297	1,365,031	3,000,000	3,019,112	189,504	14,441,320
President and Chief	2022	1,330,000	0	4,675,204	1,099,516	2,510,625	1,607	157,417	9,774,369
Operating Officer	2021	1,129,881	0	4,258,823	1,061,733	2,630,000	2,525,840	61,389	11,667,666
Scott T. Reents	2023	973,077	0	4,029,950	1,011,112	1,850,000	2,012,889	309,684	10,186,712
Executive Vice President, Chief Financial Officer	2022	753,139	0	2,104,732	259,874	1,400,000	973,716	130,475	5,621,936
Jeffrey R. Stewart	2023	1,188,500	0	4,190,943	1,051,574	2,525,000	5,791,678	601,863	15,349,558
Executive Vice President, Chief	2022	1,106,458	0	5,612,478	849,618	1,654,208	179,792	222,565	9,625,119
Commercial Officer	2021	1,074,231	0	2,839,144	707,822	2,050,000	2,212,898	129,001	9,013,096
Azita Saleki-Gerhardt	2023	941,005	0	2,740,197	687,562	1,850,000	2,361,465	719,423	9,299,652
Executive Vice President, Chief Operations Officer	2022	866,413	0	5,399,913	799,644	1,439,255	223,236	271,087	8,999,548

(1) In accordance with Securities and Exchange Commission (SEC) rules, the amounts in this column represent the aggregate grant date fair value of the awards determined in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. AbbVie generally determines the grant date fair value of stock awards by multiplying the number of shares granted by the average of the high and low market prices of one share of AbbVie common stock on the award grant date. The grant date fair value of performance shares with a TSR market condition are determined using the Monte Carlo simulation model.

(2) In accordance with SEC rules, the amounts in this column represent the aggregate grant date fair value of the awards determined in accordance with FASB ASC Topic 718. These amounts were determined as of the option grant date using a Black-Scholes stock option valuation model. These amounts are being reported solely for the purpose of comparative disclosure in accordance with the SEC rules. There is no certainty that the amount determined using a Black-Scholes stock option valuation model would be the value, if any, eventually realized by the NEO. The weighted-average assumptions used to estimate the grant date fair value of options granted in 2023, along with the weighted-average grant date fair value, are shown below:

Assumption	
Risk-free interest rate	3.92 %
Average life of options (years)	5.8
Volatility	26.00 %
Dividend yield	3.77 %
Fair value per stock option	$ 29.95

(3) The compensation reported in this column for 2023 was earned as a performance-based incentive award pursuant to the AbbVie Performance Incentive Plan. Additional information regarding the plan can be found in the "Compensation Plan Elements" section of this proxy statement.

(4) The plan amounts shown below are reported in this column, excluding negative amounts under the AbbVie Pension Plan and the AbbVie Supplemental Pension Plan in accordance with SEC rules. The amounts shown below beside each NEO's name are for 2023, 2022, and 2021, respectively, as applicable.

AbbVie Pension Plan

R. Gonzalez: $927 / $(48,867) / $(9,939); R. Michael: $119,233 / $(269,837) / $30,894; S. Reents: $90,112 / $(11,195); J. Stewart: $277,907 / $(263,944) / $37,175; and A. Saleki-Gerhardt: $190,794 / $(202,627).

AbbVie Supplemental Pension Plan

R. Gonzalez: $(154,979) / $(3,814,003) / $(1,096,337); R. Michael: $2,776,666 / $(1,162,821) / $2,494,946; S. Reents: $1,627,895 / $893,948; J. Stewart: $4,918,891 / $(1,248,100) / $1,899,249; and A. Saleki-Gerhardt: $1,462,884 / $(1,289,139).

The changes in pension value result primarily from the following factors: (i) the effect of changes in the actuarial assumptions AbbVie uses to calculate plan liability for financial reporting purposes; (ii) additional pension benefit accrual under the Pension Plan and the Supplemental Pension Plan; and (iii) the impact of the time value of money on the pension value.

Non-Qualified Defined Contribution Plan Earnings

The totals in this column include reportable interest credited under the AbbVie Performance Incentive Plan and the AbbVie Supplemental Savings Plan.

R. Gonzalez: $1,331,617 / $439,214 / $780,933; R. Michael: $123,213 / $1,607; S. Reents: $294,882 / $79,768; J. Stewart: $594,880 / $179,792 / $276,474; and A. Saleki-Gerhardt: $707,787 / $223,236.

(5) The amounts shown in this column include the change in pension value during the applicable year, which is attributable to changes in actuarial assumptions (primarily discount rate and mortality tables) and other factors based on plan design (primarily pay, service and age).

The present value of a pension benefit is determined, in part, by the discount rate used for accounting purposes. The discount rate is determined by reference to the prevailing market rate of interest. In 2023, interest rates decreased and the discount rates used for the Pension Plan and the Supplemental Pension Plan were decreased to reflect that change. A decrease in the discount rate increases the present value of participants' pension benefits while actual monthly payments to be made to participants are not changed. The discount rate used for 2023 was 5.14% for the Pension Plan and 5.12% for the Supplemental Pension Plan. The discount rate used for 2022 was 5.32% for the Pension Plan and 5.30% for the Supplemental Pension Plan. The discount rate used for 2021 was 3.25% for the Pension Plan and 3.21% for the Supplemental Pension Plan. The mortality assumptions that apply for actuarial purposes also affect pension values.

In addition to the effect of the changes in actuarial assumptions, the change in pension value reflects the application of the benefit formulas under the Pension Plan and the Supplemental Pension Plan, which are described in the section of this proxy statement captioned "Pension Benefits." As participants' pay changes, the formulas yield revised pension values. Furthermore, as a participant ages and service credit accumulates year over year (before the participant is eligible for unreduced pension benefits), the present value of their pension benefits increases, even without changes in pay or actuarial assumptions.

(6) The amounts shown below are reported in this column for 2023, 2022 and 2021, respectively, as applicable.

Earnings for Non-Qualified Defined Benefit and Non-Qualified Defined Contribution Plans

R. Gonzalez: $1,227,973 / $358,975 / $130,314; R. Michael: $4,438; S. Reents: $229,677 / $65,517; J. Stewart: $511,604 / $138,457 / $46,571; and A. Saleki-Gerhardt: $630,257 / $180,839.

Each of the NEOs' awards under the AbbVie Performance Incentive Plan is paid in cash to the NEO on a current basis and, for eligible NEOs, may be deposited into a grantor trust established by the NEO, net of maximum tax withholdings. Each of the eligible NEOs has also established grantor trusts in connection with the AbbVie Supplemental Pension Plan and the AbbVie Supplemental Savings Plan. These amounts include earnings net of the reportable interest included in footnote (4).

Employer Contributions to Defined Contribution Plans

R. Gonzalez: $85,000 / $85,000 / $85,000; R. Michael: $71,369 / $66,500 / $14,500; S. Reents: $48,654 / $37,657; J. Stewart: $59,425 / $55,323 / $53,712; and A. Saleki-Gerhardt: $47,050 / $43,321.

These amounts include AbbVie contributions to the AbbVie Savings Plan and the AbbVie Supplemental Savings Plan, as applicable. The Supplemental Savings Plan permits eligible NEOs to contribute amounts in excess of the annual limit set by the Internal Revenue Code for employee contributions to 401(k) plans up to the excess of (i) 18 percent of their base salary over (ii) the amount contributed to AbbVie's tax-qualified 401(k) plan. AbbVie matches participant contributions at the rate of 250 percent of the first 2 percent of compensation contributed to the plan. The eligible NEOs have these amounts paid to them in cash on a current basis and deposited into a grantor trust established by the NEO, net of maximum tax withholdings.

Other 2023 Compensation

The totals shown in the table include the cost of providing a corporate automobile less the amount reimbursed by the NEO: R. Gonzalez: $25,465; R. Michael: $21,571; S. Reents: $21,353; J. Stewart: $20,834; and A. Saleki-Gerhardt: $21,965. AbbVie imputes income to the NEO, if required, and the NEO pays taxes in accordance with tax regulations without gross-ups.

The totals shown in the table include a financial planning services allowance for each NEO: R. Gonzalez: $10,000; R. Michael: $10,000; S. Reents: $10,000; J. Stewart: $10,000; and A. Saleki-Gerhardt: $10,000. AbbVie imputes income to the NEO, if required, and the NEO pays taxes in accordance with tax regulations without gross-ups.

The totals shown in the table include the following costs for non-business-related air travel and services: R. Gonzalez: $642,157; R. Michael: $82,126; and A. Saleki-Gerhardt: $10,151. AbbVie determines the incremental cost for flights based on the direct cost to AbbVie, including fuel costs, parking, handling and landing fees, catering, travel fees, and other miscellaneous direct costs. AbbVie imputes income to the NEO, if required, and the NEO pays taxes in accordance with tax regulations without gross-ups.

The NEOs also are eligible to participate in an executive disability benefit, which is described on page 70 of this proxy statement.

2023 Grants of Plan-Based Awards

The following table summarizes the equity awards granted under the AbbVie Amended and Restated 2013 Incentive Stock Program to the NEOs during 2023.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Target (#)	All Other Option Awards: Numbers of Securities Underlying Options (#)	Exercise or Base Price of Option Awards (#)	Closing Market Price on Grant Date	Grant Date Fair Value of Stock and Option Awards
R. Gonzalez	2/16/2023			45,448 [2]				$ 6,902,188 [4]
	2/16/2023			45,448 [3]				6,799,703 [4]
	2/16/2023				114,787 [5]	$ 149.62	$ 149.53	3,437,871 [6]
R. Michael	2/16/2023			18,045 [2]				2,740,494 [4]
	2/16/2023			18,045 [3]				2,699,803 [4]
	2/16/2023				45,577 [5]	149.62	149.53	1,365,031 [6]
S. Reents	2/16/2023			13,367 [2]				2,030,046 [4]
	2/16/2023			13,367 [3]				1,999,904 [4]
	2/16/2023				33,760 [5]	149.62	149.53	1,011,112 [4]
J. Stewart	2/16/2023			13,901 [2]				2,111,145 [4]
	2/16/2023			13,901 [3]				2,079,798 [4]
	2/16/2023				35,111 [5]	149.62	149.53	1,051,574 [6]
A. Saleki-Gerhardt	2/16/2023			9,089 [2]				1,380,346 [4]
	2/16/2023			9,089 [3]				1,359,851 [4]
	2/16/2023				22,957 [5]	149.62	149.53	687,562 [6]

(1) During 2023, each of the NEOs participated in the AbbVie Performance Incentive Plan. The annual cash incentive award earned by the NEO in 2023 under the plan is shown in the Summary Compensation Table in the column captioned "Non-Equity Incentive Plan Compensation." No future pay-outs will be made with respect to the 2023 awards under the plan. The plan is described in greater detail in the section of this proxy statement captioned "Compensation Discussion and Analysis—Compensation Plan Elements—Short-Term Incentives."

(2) This is a performance share award that has the potential to vest at 0% to 187.5% of target during a three-year performance period based on company performance in earnings per share (EPS) and relative total stockholder return (TSR). TSR performance is measured relative to a group made up of companies that are constituents in either the S&P Pharmaceutical, Biotech, and Life Science Index or the NYSE Arca Pharmaceutical Index. Dividends accrue during the performance period and are paid in cash at vesting only to the extent that shares are earned. In 2023, AbbVie's EPS performance resulted in the banking of the award on February 28, 2024 at 150% of target, with vesting to be determined based on the company's relative TSR performance following the three-year performance period that ends December 31, 2025. The performance metrics are described in the section of this proxy statement captioned "Compensation Discussion and Analysis—Compensation Plan Elements—Long-Term Incentives."

(3) This is a performance-vested restricted stock unit award that has the potential to vest at 0% to 200% of target, in one-third increments, during a three-year performance period based on AbbVie's return on invested capital (ROIC) articulated as pre-set goals and measured relative to a group made up of companies that are constituents in either the S&P Pharmaceutical, Biotech, and Life Science Index or the NYSE Arca Pharmaceutical Index. Dividends accrue during the performance period and are paid in cash at vesting only to the extent that shares are earned. In 2023, AbbVie's relative ROIC performance resulted in the vesting on February 28, 2024 of one-third of the award at 200% of target. The performance metrics are described in the section of this proxy statement captioned "Compensation Discussion and Analysis—Compensation Plan Elements—Long-Term Incentives."

(4) The grant date fair value of stock awards is generally determined by multiplying the number of shares or units granted by the average of the high and low market prices of one share of AbbVie common stock on the award grant date. The grant date fair value of performance shares with a TSR market condition is determined using the Monte Carlo simulation model. In the event of a grantee's death or termination due to disability, these awards will be deemed earned either based on actual performance through the date of death or disability or at target, depending on the timing of the death or disability, as set forth in the award agreement. Upon a change in control, the treatment of these awards is determined as described in the section of this proxy statement captioned "Potential Payments upon Termination or Change in Control—Equity Awards."

(5) One-third of the shares of common stock covered by these options are exercisable after one year, two-thirds after two years, and all after three years, subject to satisfaction of the service requirements set forth in the award agreements. The options vest in the event of the grantee's death or termination due to disability. Upon a change in control, the treatment of these awards is determined as described in the section of this proxy statement captioned "Potential Payments upon Termination or Change in Control—Equity Awards." Under the AbbVie Amended and Restated 2013 Incentive Stock Program, these options have an exercise price equal to the average of the high and low market prices (rounded up to the next even penny) of one share of AbbVie common stock on the date of grant.

(6) The grant date fair value of option awards is determined as of the option grant date using a Black-Scholes stock option valuation model. The assumptions used to determine the grant date fair value are described in footnote (2) to the Summary Compensation Table.

2023 Outstanding Equity Awards at Fiscal Year End

The following table summarizes the outstanding AbbVie equity awards held by the NEOs at year end.

	Option Awards[1]				Stock Awards			
Name	Number of Securities Underlying Unexercised Options -(#) Exercisable	Number of Securities Underlying Unexercised Options -(#) Unexercisable	Option Exercise Price -($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested -(#)	Market Value of Shares of Stock That Have Not Vested -($)	Equity Incentive Plan Awards: Number of Unearned Shares or Other Rights That Have Not Vested -(#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Other Rights That Have Not Vested -($)
R. Gonzalez	87,050	-	$ 61.3600	2/15/2027			78,045 [2]	$12,094,634
	127,610	-	114.3600	2/14/2028			83,021 [2]	12,865,764
	179,127	-	79.0200	2/20/2029			90,896 [2]	14,086,153
	229,132	-	93.5000	2/19/2030			-	-
	128,364	64,182 [2]	105.9200	2/17/2031			-	-
	52,540	105,078 [2]	144.5400	2/16/2032			-	-
	-	114,787 [2]	149.6200	2/15/2033			-	-
R. Michael	10,140	-	54.8600	2/17/2026			26,434 [2]	4,096,477
	11,420	-	61.3600	2/15/2027			25,366 [2]	3,930,969
	8,030	-	114.3600	2/14/2028			36,090 [2]	5,592,867
	54,517	-	79.0200	2/20/2029			-	-
	106,382	-	93.5000	2/19/2030			-	-
	43,478	21,739 [2]	105.9200	2/17/2031			-	-
	16,054	32,107 [2]	144.5400	2/16/2032			-	-
	-	45,577 [2]	149.6200	2/15/2033			-	-
S. Reents	14,140	-	61.3600	2/15/2027			6,293 [2]	975,226
	11,810	-	114.3600	2/14/2028			12,913 [2]	2,001,128
	19,470	-	79.0200	2/20/2029			26,734 [2]	4,142,968
	28,641	-	93.5000	2/19/2030			-	-
	10,352	5,175 [2]	105.9200	2/17/2031			-	-
	3,795	7,588 [2]	144.5400	2/16/2032			-	-
	-	33,760 [2]	149.6200	2/15/2033			-	-
J. Stewart	26,110	-	61.3600	2/15/2027			17,622 [2]	2,730,881
	16,070	-	114.3600	2/14/2028			33,438 [2]	5,181,887
	25,700	-	79.0200	2/20/2029			27,802 [2]	4,308,476
	49,099	-	93.5000	2/19/2030			-	-
	28,986	14,492 [2]	105.9200	2/17/2031			-	-
	12,405	24,810 [2]	144.5400	2/16/2032			-	-
	-	35,111 [2]	149.6200	2/15/2033			-	-
A. Saleki-Gerhardt	52,870	-	58.8800	2/18/2025			17,118 [2]	2,652,776
	42,370	-	54.8600	2/17/2026			32,285 [2]	5,003,206
	47,870	-	61.3600	2/15/2027			18,178 [2]	2,817,045
	23,160	-	114.3600	2/14/2028			-	-
	34,267	-	79.0200	2/20/2029			-	-
	73,649	-	93.5000	2/19/2030			-	-
	28,158	14,078 [2]	105.9200	2/17/2031			-	-
	11,676	23,350 [2]	144.5400	2/16/2032			-	-
	-	22,957 [2]	149.6200	2/15/2033			-	-

(1) Except as noted, the stock options are fully vested.

(2) The vesting dates of AbbVie unexercisable stock options and unvested performance share and restricted stock unit awards outstanding at December 31, 2023 are as follows:

| | Option Awards | | | | Stock or Unit Awards | | | |
Name	Number of Unexercised Shares Remaining from Original Grant	Number of Option Shares Vesting— Date Vested 2024	Number of Option Shares Vesting— Date Vested 2025	Number of Option Shares Vesting— Date Vested 2026	Number of Shares of Restricted Stock or Units	Number of Shares of Restricted Stock or Units Vesting— Date Vested 2024	Number of Shares of Restricted Stock or Units Vesting— Date Vested 2025	Number of Shares of Restricted Stock or Units Vesting— Date Vested 2026
R. Gonzalez	64,182	64,182 - 2/18			58,534	(a)		
	105,078	52,539 - 2/17	52,539 - 2/17		19,511	(b)		
	114,787	38,263 - 2/16	38,262 - 2/16	38,262 - 2/16	49,813	(c)		
					33,208	(d)		
					45,448	(e)		
					45,448	(f)		
R. Michael	21,739	21,739 - 2/18			19,826	(a)		
	32,107	16,054 - 2/17	16,053 - 2/17		6,608	(b)		
	45,577	15,193 - 2/16	15,192 - 2/16	15,192 - 2/16	15,220	(c)		
					10,146	(d)		
					18,045	(e)		
					18,045	(f)		
S. Reents	5,175	5,175 - 2/18			4,720	(a)		
	7,588	3,794 - 2/17	3,794 - 2/17		1,573	(b)		
	33,760	11,254 - 2/16	11,253 - 2/16	11,253 - 2/16	3,597	(c)		
					2,398	(d)		
					13,367	(e)		
					13,367	(f)		
					6,918	(g)		
J. Stewart	14,492	14,492 - 2/18			13,217	(a)		
	24,810	12,405 - 2/17	12,405 - 2/17		4,405	(b)		
	35,111	11,704 - 2/16	11,704 - 2/16	11,703 - 2/16	11,761	(c)		
					7,840	(d)		
					13,901	(e)		
					13,901	(f)		
					13,837	(g)		
A. Saleki-Gerhardt	14,078	14,078 - 2/18			12,839	(a)		
	23,350	11,675 - 2/17	11,675 - 2/17		4,279	(b)		
	22,957	7,653 - 2/16	7,652 - 2/16	7,652 - 2/16	11,069	(c)		
					7,379	(d)		
					9,089	(e)		
					9,089	(f)		
					13,837	(g)		

(a) These are performance shares that remained outstanding and unvested on December 31, 2023, from an award made on February 18, 2021. The award has the potential to vest at 0% to 250% of target during a 3-year performance period based on company performance in earnings per share (EPS) and relative total stockholder return (TSR). TSR performance is measured relative to a group made up of companies that are constituents in either the S&P Pharmaceutical, Biotech, and Life Science Index or the NYSE Arca Pharmaceutical Index. Dividends accrue during the performance period and are paid at vesting only to the extent that shares are earned. In 2021, AbbVie's EPS performance resulted in the banking of the award at 200% of target, with vesting to be determined based on the company's relative TSR performance during the 3-year performance period that ends December 31, 2023. In 2023, AbbVie's 3-year relative TSR performance resulted in a final vesting on February 28, 2024 of the award at 250% of target.

(b) These are performance-vested restricted stock units that remained outstanding and unvested on December 31, 2023, from an award made on February 18, 2021. The award has the potential to vest at 0% to 200% of target, in one-third increments, during a 3-year performance period based on AbbVie's return on invested capital (ROIC) articulated as pre-set goals and measured relative to a group made up of companies that are constituents in either the S&P Pharmaceutical, Biotech, and Life Science Index or the NYSE Arca Pharmaceutical Index. Dividends accrue during the performance period and are paid at vesting only to the extent that shares are earned. In 2023, AbbVie's relative ROIC performance resulted in the vesting on February 28, 2024 of one-third of the award at 200% of target.

(c) These are performance shares that remained outstanding and unvested on December 31, 2023, from an award made on February 17, 2022. The award has the potential to vest at 0% to 250% of target during a 3-year performance period based on company performance in earnings per share (EPS) and relative total stockholder return (TSR). TSR performance is measured relative to a group made up of companies that are constituents in either the S&P Pharmaceutical, Biotech, and Life Science Index or the NYSE Arca Pharmaceutical Index. Dividends accrue during the performance period and are paid at vesting only to the extent that shares are earned. In 2022, AbbVie's EPS performance resulted in the banking of the award at 130% of target, with vesting to be determined based on the company's relative TSR performance during the 3-year performance period that ends December 31, 2024.

(d) These are performance-vested restricted stock units that remained outstanding and unvested on December 31, 2023, from an award made on February 17, 2022. The award has the potential to vest at 0% to 200% of target, in one-third increments, during a 3-year performance period based on AbbVie's return on invested capital (ROIC) articulated as pre-set goals and measured relative to a group made up of companies that are constituents in either the S&P Pharmaceutical, Biotech, and Life Science Index or the NYSE Arca Pharmaceutical Index. Dividends accrue during the performance period and are paid at vesting only to the extent that shares are earned. In 2023, AbbVie's relative ROIC performance resulted in the vesting on February 28, 2024 of one-third of the award at 200% of target.

(e) These are performance shares that remained outstanding and unvested on December 31, 2023, from an award made on February 16, 2023. The award has the potential to vest at 0% to 187.5% of target during a 3-year performance period based on company performance in earnings per share (EPS) and relative total stockholder return (TSR). TSR performance is measured relative to a group made up of companies that are constituents in either the S&P Pharmaceutical, Biotech, and Life Science Index or the NYSE Arca Pharmaceutical Index. Dividends accrue during the performance period and are paid at vesting only to the extent that shares are earned. In 2023, AbbVie's EPS performance resulted in the banking of the award at 150% of target, with vesting to be determined based on the company's relative TSR performance during the 3-year performance period that ends December 31, 2025.

(f) These are performance-vested restricted stock units that remained outstanding and unvested on December 31, 2023, from an award made on February 16, 2023. The award has the potential to vest at 0% to 200% of target, in one-third increments, during a 3-year performance period based on AbbVie's return on invested capital (ROIC) articulated as pre-set goals and measured relative to a group made up of companies that are constituents in either the S&P Pharmaceutical, Biotech, and Life Science Index or the NYSE Arca Pharmaceutical Index. Dividends accrue during the performance period and are paid at vesting only to the extent that shares are earned. In 2023, AbbVie's relative ROIC performance resulted in the vesting on February 28, 2024 of one-third of the award at 200% of target.

(g) This reflects a supplemental restricted stock unit award granted on February 17, 2022 in order to help ensure continuity of leadership during the Humira loss of exclusivity transition in the U.S. These NEOs have reached retirement age. The compensation committee chose RSUs as the vehicle for this award to more closely align the executives' compensation to AbbVie's stock performance. These RSUs will vest in full on February 17, 2025 if the grantee is actively employed with AbbVie at that time. These RSUs would be forfeited if the grantee were not employed by AbbVie on the vesting date, except if employment terminated prior to the vesting date because of the grantee's death or if the grantee incurs a disability. Additionally, dividends accrue during the vesting period and are paid at vesting only to the extent that shares are earned.

2023 Option Exercises and Stock Vested

The following table summarizes for each NEO the number of shares acquired on the exercise of AbbVie stock options and the number of shares acquired on the vesting of AbbVie stock awards in 2023:

| Name | Option Awards | | Stock Awards | |
	Number of Shares Acquired On Exercise (#)	Value Realized On Exercise ($)	Number of Shares Acquired On Vesting (#)	Value Realized On Vesting ($)
R. Gonzalez	0	$ 0	256,901	$ 39,634,686
R. Michael	0	0	109,103	16,832,411
S. Reents	0	0	28,625	4,416,265
J. Stewart	21,810	2,125,307	56,225	8,674,393
A. Saleki-Gerhardt	51,990	5,248,500	75,296	11,616,667

PENSION BENEFITS

During 2023, the NEOs participated in two AbbVie-sponsored defined benefit pension plans: the AbbVie Pension Plan, a tax-qualified pension plan; and the AbbVie Supplemental Pension Plan, a non-qualified supplemental pension plan. Except as provided in AbbVie's change in control agreements, AbbVie does not have a policy granting extra years of credited service under the plans. The change in control agreements are described in the section of this proxy statement captioned "Potential Payments upon Termination or Change in Control."

The compensation considered in determining the pensions payable to the NEOs is the compensation shown in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the Summary Compensation Table.

PENSION PLAN

The Pension Plan is a broad-based plan that covers many AbbVie employees in the United States, age 21 or older, and provides participants with a life annuity benefit at normal retirement equal to A plus the greater of B or C below.

A. 1.10% of 5-year final average earnings multiplied by years of benefit service after 2003.

B. 1.65% of 5-year final average earnings multiplied by years of benefit service prior to 2004 (up to 20); plus 1.50% of 5-year final average earnings multiplied by years of benefit service prior to 2004 in excess of 20 (but no more than 15 additional years); less 0.50% of the lesser of 3-year final average earnings (but not more than the social security wage base in any year) or the social security covered compensation level multiplied by years of benefit service.

C. 1.10% of 5-year final average earnings multiplied by years of benefit service prior to 2004.

The benefit for service prior to 2004 (B or C above) is reduced for the cost of preretirement surviving spouse benefit protection. The reduction is calculated using formulas based on age and employment status during the period in which coverage was in effect.

Final average earnings are the average of the employee's 60 highest-paid consecutive calendar months of compensation (salary and non-equity incentive plan compensation). The Pension Plan covers earnings up to the limit imposed by Internal Revenue Code Section 401(a)(17) and provides for a maximum of 35 years of benefit service.

Participants become fully vested in their pension benefit upon the completion of five years of service. The benefit is payable on an unreduced basis at age 65. Employees hired after 2003 who terminate employment prior to age 55 with at least 10 years of service may choose to commence their benefits on an actuarially reduced basis

as early as age 55. Employees hired before 2004 who terminate employment prior to age 50 with at least 10 years of service may choose to commence their benefits on an actuarially reduced basis as early as age 50. Employees hired before 2004 who terminate employment prior to age 50 with fewer than 10 years of service may choose to commence their benefits on an actuarially reduced basis as early as age 55.

The Pension Plan offers several optional forms of payment, including certain and life annuities, joint and survivor annuities, and level income annuities. The benefit paid under any of these options is actuarially equivalent to the life annuity benefit produced by the formula described above.

Employees who retire from AbbVie prior to their normal retirement age may receive subsidized early retirement benefits. Employees hired after 2003 are eligible for early retirement at age 55 with 10 years of service. Employees hired before 2004 are eligible for early retirement at age 50 with 10 years of service or age 55 if the employee's age plus years of benefit service total 70 or more. Mr. Gonzalez, Mr. Michael, Mr. Reents, Dr. Saleki-Gerhardt, and Mr. Stewart are eligible for early retirement benefits under the plan.

The subsidized early retirement reductions applied to the benefit payable for service after 2003 (A above) depend upon the participant's age at retirement. If the participant retires after reaching age 55, the benefit is reduced 5 percent per year for each year that payments are made before age 62. If the participant retires after reaching age 50 but prior to reaching age 55, the benefit is actuarially reduced from age 65.

The early retirement reductions applied to the benefit payable for service prior to 2004 (B and C above) depend upon age and service at retirement:

- In general, the 5-year final average earnings portions of the benefit are reduced 3 percent per year for each year that payments are made before age 62 and the 3-year final average earnings portion of the benefit is reduced 5 percent per year for each year that payments are made before age 62.
- Employees who participated in the plan before age 36 may elect "Special Retirement" on the last day of any month after reaching age 55 with age plus Seniority Service points of at least 94 or "Early Special Retirement" on the last day of any month after reaching age 55, provided their age plus Seniority Service points would reach at least 94 before age 65. Seniority Service includes periods of employment prior to attaining the minimum age required to participate in the plan. If Special Retirement or Early Special Retirement applies, Seniority Service is used in place of benefit service in the formulas. The 5-year final average earnings portions of the benefit in B above are reduced $1^2/_3$ percent for each year between ages 59 and 62 plus $2^1/_2$ percent for each year between ages 55 and 59. The 3-year final average earnings portion of the benefit is reduced 5 percent per year for each year that payments are made before age 62. Benefit C is payable on an unreduced basis at Special Retirement and is reduced 3 percent per year for each year that payments are made before age 62, if Early Special Retirement applies.

SUPPLEMENTAL PENSION PLAN

The provisions of the Supplemental Pension Plan (which covers AbbVie employees in the United States whose compensation exceeds certain limits under the Internal Revenue Code) are substantially the same as those of the Pension Plan, with the following exceptions:

- Participants' 5-year final average earnings are calculated using the average of the 5 highest years of base earnings and the 5 highest years of payments under AbbVie's non-equity incentive plans.
- The Pension Plan does not include amounts deferred or payments received under the AbbVie Deferred Compensation Plan in its calculation of a participant's final average earnings. To preserve the pension benefits of Deferred Compensation Plan participants, the Supplemental Pension Plan includes amounts deferred by a participant under the Deferred Compensation Plan in its calculation of final average earnings.
- In addition to the benefits outlined above for the Pension Plan, the NEOs are eligible for an additional Supplemental Pension Plan benefit equal to 0.6% of 5-year final average earnings for each year of service for each of the first 20 years of service occurring after the participant attains age 35. The benefit is further limited by the maximum percentage allowed under the Pension Plan under that plan's benefit formulas (A, B and C above). The portion of this additional benefit attributable to service before 2004 is reduced 3 percent per year

for each year that payments are made before age 60. The portion attributable to service after 2003 is reduced 5 percent per year for each year that payments are made before age 60 if the participant is at least age 55 at early retirement. If the participant is under age 55 at retirement, the portion attributable to service after 2003 is actuarially reduced from age 65.

- The Supplemental Pension Plan provides early retirement benefits similar to those provided under the Pension Plan. The benefits provided to NEOs under the Supplemental Pension Plan are not, however, reduced for the period between age 60 and age 62, unless the benefit is being actuarially reduced from age 65. Mr. Gonzalez, Mr. Michael, Mr. Reents, Dr. Saleki-Gerhardt, and Mr. Stewart are eligible for early retirement benefits under the plan.
- Vested benefits accrued under the Supplemental Pension Plan may be funded through a grantor trust established by an eligible NEO. Consistent with the distribution requirements of Internal Revenue Code Section 409A and its regulations, an eligible NEO who became an officer prior to 2009 may have the entire amount of their vested plan benefits funded through a grantor trust. An eligible NEO who became an officer after 2008 may have only the vested benefits that accrue following the calendar year in which they are first elected as an officer funded through a grantor trust.

Benefits payable under the Supplemental Pension Plan are offset by the benefits payable from the Pension Plan, calculated as if benefits under the plans commenced at the same time. The amounts paid to an eligible NEO's Supplemental Pension Plan grantor trust to fund plan benefits are actuarially determined. The plan is designed to result in AbbVie paying the eligible NEO's Supplemental Pension Plan benefits to the extent assets held in their trust are insufficient.

PENSION BENEFITS TABLE

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
R. Gonzalez	AbbVie Pension Plan	35	$ 223,493	$ 0
	AbbVie Supplemental Pension Plan	35	15,767,991	1,376,506 [2]
R. Michael	AbbVie Pension Plan	31	833,874	0
	AbbVie Supplemental Pension Plan	31	11,520,643	2,354,834 [2]
S. Reents	AbbVie Pension Plan	16	529,349	0
	AbbVie Supplemental Pension Plan	16	5,113,212	1,756,813 [2]
J. Stewart	AbbVie Pension Plan	32	1,079,465	0
	AbbVie Supplemental Pension Plan	32	12,129,814	1,066,056 [2]
A. Saleki-Gerhardt	AbbVie Pension Plan	31	1,384,684	0
	AbbVie Supplemental Pension Plan	31	13,257,730	879,697 [2]

(1) AbbVie calculated these present values using: (i) a discount rate of 5.14% for the Pension Plan and a discount rate of 5.12% for the Supplemental Pension Plan, the same discount rates it uses for Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 715 calculations for financial reporting purposes; and (ii) each plan's unreduced retirement age, which is age 62 under the AbbVie Pension Plan and age 60 under the AbbVie Supplemental Pension Plan for those participants who are eligible for early retirement benefits and age 65 under both plans for other participants. The present values shown in the table reflect postretirement mortality, based on the FASB ASC Topic 715 assumption (the Pri-2012 Healthy Annuitant table with white collar adjustment projected fully generationally with MP2021 mortality improvement scale), but do not include a factor for preretirement termination, mortality, or disability.

(2) During 2023, the amounts shown, less applicable tax withholdings, were distributed and deposited into the individual grantor trusts established by the eligible NEOs and included in the NEOs' income, as applicable. Consistent with the distribution requirements of Internal Revenue Code Section 409A and its regulations, vested Supplemental Pension Plan benefits, to the extent not previously funded, are distributed to the eligible participants' individual grantor trusts and included in their income. Amounts held in an eligible NEO's individual trust are expected to offset AbbVie's obligations to the NEO under the plan. Grantor trusts are

described in greater detail in the section of this proxy statement captioned "Compensation Plan Elements—Benefits—Retirement Benefits."

Non-Qualified Deferred Compensation

The following table summarizes Mr. Stewart's and Dr. Saleki-Gerhardt's non-qualified deferred compensation under the AbbVie Deferred Compensation Plan. No additional contributions have been made to their account under the plan since such time as they became an officer and ceased to be eligible to contribute to the plan. None of the other NEOs has any non-qualified deferred compensation under the plan.

Name	Plan Name(1)(2)	Executive contributions in last FY ($)	Registrant contributions in last FY ($)	Aggregate earnings in last FY ($)(3)	Aggregate withdrawals/ distributions ($)	Aggregate balance at last FYE ($)(4)
J. Stewart	Deferred Compensation Plan	0	0	11,637	0	146,630
A. Saleki-Gerhardt	Deferred Compensation Plan	0	0	102,037	0	594,175

(1) Dr. Saleki-Gerhardt and Mr. Stewart ceased contributions to the Deferred Compensation Plan in 2008 and 2009, respectively.

(2) The plan permits participants to defer up to 75% of their base salary and up to 75% of their annual cash incentives and credits a participant's account with an amount equal to the employer matching contributions that otherwise would have been made for the participant under AbbVie's tax-qualified defined contribution plan. Participants may direct the investment of their deferral accounts into one or more of several funds chosen by the administrator, and the deferral account is credited with investment returns based on the performance of the fund(s) selected. During 2023, the weighted average rate of return credited to the account was 8.6% for Mr. Stewart and 20.7% for Dr. Saleki-Gerhardt.

The plan provides for cash distributions in either a lump sum or installments after separation from service and permits in-service withdrawals in accordance with specific procedures. Participants make distribution elections each year that apply to the deferrals to be made in the following calendar year, in accordance with the requirements of Internal Revenue Code Section 409A. Participants may request withdrawals due to financial hardship; if a hardship withdrawal is approved, it is limited to the amount needed to address the hardship.

(3) The amounts reported in this column are not included in the Summary Compensation Table of this proxy statement.

(4) The amounts reported in this column have not been previously reported as compensation in AbbVie's Summary Compensation Tables because they relate to contributions made before the applicable individual became an NEO.

REQUIRED PAY RATIO DISCLOSURE

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of our CEO, Richard Gonzalez. The pay ratio included in this information is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. The ratio of Mr. Gonzalez's annual total compensation for 2023, as reported in the Summary Compensation Table in this proxy statement, to the median employee annual total compensation determined on the same basis was 169:1. For 2023, the annual total compensation of our median employee (other than Mr. Gonzalez) was $151,991. To identify the median employee, we prepared a list of active AbbVie employees, throughout the world as of December 31, 2023. The consistently applied compensation measure used to identify the median employee was annual base pay and target bonus, using hours worked during 2023 for hourly employees and base salary for the remaining employees. This process resulted in a median group consisting of several employees and a representative employee was selected, taking into account demographic characteristics that we believe best represent a typical AbbVie employee, including tenure, location, employment status and applicable compensation and benefit programs.

REQUIRED PAY VERSUS PERFORMANCE DISCLOSURE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, the table below includes information to demonstrate the relationship between NEO compensation and certain financial performance measures for fiscal years 2020, 2021, 2022, and 2023. For additional information about our performance-based pay philosophy and how we align executive compensation with AbbVie's performance, refer to the Compensation Discussion and Analysis beginning on page 33.

| | | | | | Value of Initial Fixed $100 Investment Based on | | | |
Year	Summary Compensation Table Total for PEO ($)(a)	Compensation Actually Paid to PEO ($)(b)	Average Summary Compensation Table Total for Non-PEO NEOs ($)(c)	Average Compensation Actually Paid to Non-PEO NEOs ($)(d)	Total Shareholder Return ($)(e)	Peer Group Total Shareholder Return ($)(f)	Net Income $MM ($)	Adjusted Diluted EPS ($)(g)
2023	$ 25,661,972	$ 34,672,518	$ 12,319,311	$ 12,199,327	$ 209.10	$ 155.66	$ 4,863	$ 11.11
2022	26,287,185	67,395,343	9,125,252	20,275,581	209.58	144.53	11,836	$ 13.77
2021	23,912,154	66,387,875	11,035,630	24,203,425	168.96	134.15	11,542	11.83
2020	24,007,591	47,010,914	15,221,472	22,524,088	127.61	108.74	4,616	9.76

(a)   The dollar amounts reported are the total compensation reported for Mr. Gonzalez for each fiscal year in the "Total" column of the Summary Compensation Table.

(b)   The dollar amounts reported represent the "compensation actually paid" to Mr. Gonzalez, who served as our PEO for each of fiscal years 2020, 2021, 2022 and 2023, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Gonzalez during such fiscal years and are based on valuation assumptions required by the SEC, which are unlikely to reflect actual amounts realized at vesting or exercise (as applicable). In accordance with the requirements of Item 402(v) of Regulation S-K, the reported "Total" in the Summary Compensation Table for the applicable year is adjusted to determine the "compensation actually paid" amount as follows:

(1) The amount reflected in the "Stock Award" and "Option Award" columns of the Summary Compensation Table with respect to Mr. Gonzalez has been deducted from the Summary Compensation Table Total and substituted with an equity award value for each year calculated by adding or subtracting, as applicable, the following: (i) the year-end fair value of any equity awards granted in the applicable fiscal year that are outstanding and unvested as of the end of such year, accounting for any banking of the award resulting from EPS performance (as reflected in footnote (2) to the Outstanding Equity Awards at Fiscal Year End Table); (ii) the change in fair value from the end of the prior fiscal year of any awards granted in prior fiscal years that are outstanding and unvested as of the end of the applicable fiscal year, accounting for any adjustment based on relative TSR performance on awards for which the performance

period ends as of this date (as reflected in footnote (2) to the Outstanding Equity Awards at Fiscal Year End Table); (iii) for awards granted in prior fiscal years that vested in the applicable fiscal year, the amount equal to the change in value as of the vesting date (from the end of the prior fiscal year); and (iv) the dollar value of dividends accrued on equity awards in the applicable year prior to the vesting date (excluding option awards, which do not carry dividend equivalent rights) that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable fiscal year. The valuation assumptions used to calculate fair values on equity awards other than options are the same as those disclosed at the time of grant. Stock option awards are valued using a Black-Scholes model at the time of grant (as disclosed in footnote (2) to the Summary Compensation Table on page 53) with subsequent fair value calculations performed using a Lattice model.

The amounts in the following table represent each of the amounts deducted and added to the equity award values for Mr. Gonzalez for the 2023 fiscal year for purposes of computing the "compensation actually paid" amount appearing in column (b) of the pay versus performance table:

Year	PEO Name	Total Equity Value Reflected in Summary Compensation Table	Grant Date Fair Value of Equity Awards Granted During Applicable Year	Year-end Fair Value of Equity Awards Granted During Applicable Year	Change in Fair Value as of Year-End of Any Prior Year Awards that Remain Unvested as of Year-End	Change in Fair Value as of the Vesting Date of Any Prior Year Awards that Vested During Applicable Year	Total Equity Value Reflected in Compensation Actually Paid
2023	Richard A. Gonzalez	$ 17,139,761	$ (17,139,761)	$ 24,374,294	$ 5,038,051	$ (3,279,507)	$ 26,132,838

(2) The pension benefit value reported in the "Change in Pension and Nonqualified Deferred Compensation" column of the Summary Compensation Table for the 2023 fiscal year is adjusted to account for the aggregate of two components: (i) the actuarially determined service cost for services rendered by Mr. Gonzalez during 2023 (the "service cost"); and (ii) the entire cost of benefits granted in a plan amendment during 2023 that are attributed by the benefit formula to services rendered in periods prior to the plan amendment (the "prior service cost"), in each case, calculated in accordance with U.S. GAAP.

The amounts in the following table represent each of the amounts deducted and added to the change in pension value for Mr. Gonzalez for the 2023 fiscal year for purposes of computing the "compensation actually paid" amount appearing in column (b) of the pay versus performance table:

Year	PEO Name	Total Change in Pension Value Reflected in the Summary Compensation Table	Change in Pension Value for the Applicable Year	Service Costs Attributable to the Applicable Year	Prior Service Costs Introduced During the Applicable Year	Total Change in Pension Value Reflected in Compensation Actually Paid
2023	Richard A. Gonzalez	$ 0	$ 0	$ 17,469	$ N/A	$ 17,469

(c)   The dollar amounts reported represent the average of the amounts reported for AbbVie's named executive officers (NEOs) as a group (excluding the CEO) in the "Total" column of the Summary Compensation Table in each applicable fiscal year. The names of each of the NEOs included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2023, R. Michael, S. Reents, J. Stewart and A. Saleki-Gerhardt; (ii) for 2022, R. Michael, S. Reents, L. Schumacher, J. Stewart and A. Saleki-Gerhardt; (iii) for 2021, R. Michael, L. Schumacher, M. Severino and J. Stewart; and (iv) for 2020, R. Michael, L. Schumacher, C. Alban and M. Severino.

(d)   The dollar amounts reported represent the average amount of "compensation actually paid" to the NEOs as a group (excluding the CEO), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to the NEOs as a group (excluding the CEO) during such fiscal years and are based on valuation assumptions required by

the SEC, which are unlikely to reflect actual amounts realized at vesting or exercise (as applicable). The average total compensation for the NEOs as a group (excluding the CEO) for each year was adjusted using the same methodology described above in footnote (b) to determine the compensation actually paid.

The amounts in the following table represent the average of the amounts deducted and added to the equity award values for AbbVie's named executive officers (NEOs) as a group (excluding the CEO) for the 2023 fiscal year for purposes of computing the "compensation actually paid" amount appearing in column (d) of the pay versus performance table:

Year	NEO Names	Total Equity Value Reflected in Summary Compensation Table	Grant Date Fair Value of Equity Awards Granted During Applicable Year	Year-end Fair Value of Equity Awards Granted During Applicable Year	Change in Fair Value as of Year-End of Any Prior Year Awards that Remain Unvested as of Year-End	Change in Fair Value as of the Vesting Date of Any Prior Year Awards that Vested During Applicable Year	Total Equity Value Reflected in Compensation Actually Paid
2023	See footnote (c)	$ 5,129,167	$ (5,129,167)	$ 7,294,064	$ 1,073,949	$ (823,979)	$ 7,544,034

The amounts in the following table represent each of the amounts deducted and added to the change in pension value for AbbVie's named executive officers (NEOs) as a group (excluding the CEO) for the 2023 fiscal year for purposes of computing the "compensation actually paid" amount appearing in column (d) of the pay versus performance table:

Year	NEO Names	Total Change in Pension Value Reflected in the Summary Compensation Table	Change in Pension Value for the Applicable Year	Service Costs Attributable to the Applicable Year	Prior Service Costs Introduced During the Applicable Year	Total Change in Pension Value Reflected in Compensation Actually Paid
2023	See footnote (c)	$ 2,866,096	$ (2,866,096)	$ 331,245	$ N/A	$ 331,245

(e)   Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between AbbVie's share price at the end and the beginning of the measurement period by AbbVie's share price at the beginning of the measurement period.

(f)   Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the NYSE Arca Pharmaceutical Index, our peer group used for purposes of Item 201(e) of Regulation S-K.

(g)   As required by Item 402(v) of Regulation S-K, AbbVie has determined that adjusted diluted EPS is the Company Selected Measure, as it is the most important financial performance measure (that is not otherwise required to be disclosed in the table) used to link compensation actually paid to AbbVie's NEOs to company performance for the most recently completed fiscal year. Adjusted diluted EPS is a non-GAAP measure that represents diluted earnings per share adjusted to exclude certain specified items, as described in Appendix B.

Comparative Analysis of the Pay versus Performance Table

AbbVie's compensation program is designed to attract and retain executives whose talents and contributions sustain long-term growth by aligning their interests with the drivers of stockholder returns and supporting their achievement of AbbVie's primary business goals. AbbVie considers several performance measures to ensure executives are incentivized to accomplish these objectives, many of which are not presented in the pay versus performance table. The charts and descriptions below explain the relationship between the columns presented in the pay versus performance table.

AbbVie TSR versus Peer Group TSR

The graph below shows AbbVie's cumulative TSR over the four-year period ending with December 31, 2023 as compared to the NYSE Arca Pharmaceutical Index. AbbVie's cumulative TSR outperformed our peer group during the four years presented in the table. Additionally, AbbVie is committed to a robust return of capital to stockholders with an increase of 285% in its quarterly dividend since 2013 as part of a balanced and disciplined capital allocation program, contributing to our strong cumulative TSR.



TSR: AbbVie Versus NYSE Arca Pharmaceutical Index

Comparison of "Compensation Actually Paid" to TSR

The chart below demonstrates that the "compensation actually paid" amounts shown for Mr. Gonzalez and average "compensation actually paid" to the other NEOs is aligned with AbbVie's cumulative TSR over the four years presented in the pay versus performance table. The alignment of compensation actually paid with AbbVie's cumulative TSR over the period presented reflects that a significant portion of the compensation actually paid to Mr. Gonzalez and to the other NEOs is comprised of equity awards. Moreover, AbbVie's executive compensation philosophy and design is fundamentally based on a commitment to align pay and performance.

CAP versus TSR



Comparison of "Compensation Actually Paid" to Net Income

AbbVie's net income was approximately $4.6 billion in 2020, $11.5 billion in 2021, $11.8 billion in 2022 and $4.9 billion in 2023. Mr. Gonzalez's "compensation actually paid" was approximately $47 million, $66 million, $67 million and $35 million in the corresponding years and the average "compensation actually paid" to AbbVie's other NEOs was approximately $22.5 million, $24 million, $20 million and $12 million in each of those years, respectively. The changes in AbbVie's net income over the four years presented in the pay versus performance table reflect general alignment with the "compensation actually paid" to Mr. Gonzalez and the other NEOs (on average) and AbbVie's net income during this period.

Comparison of "Compensation Actually Paid" to Company-Selected Measure (Adjusted Diluted EPS)

AbbVie's annualized adjusted diluted EPS was $9.76 in 2020, $11.83 in 2021, $13.77 in 2022 and $11.11 in 2023. Mr. Gonzalez's "compensation actually paid" was approximately $47 million, $66 million, $67 million and $35 million in the corresponding years and the average "compensation actually paid" to AbbVie's other NEOs was approximately $22.5 million, $24 million, $20 million and $12 million in each of those years, respectively. While AbbVie uses numerous financial and non-financial performance measures for the purpose of evaluating performance for our compensation programs, we have determined that adjusted diluted EPS is the financial performance measure that, in AbbVie's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used to link compensation actually paid to NEOs, for the most recently completed fiscal year, to AbbVie's performance. AbbVie places significant emphasis on achieving positive EPS outcomes because it reflects strong operating dynamics in the underlying business, which is imperative for sustained long-term growth.

Most Important Performance Measures

The performance measures that AbbVie uses in our executive compensation program are selected based on the objective of incentivizing NEOs to achieve long-term, sustainable growth in stockholder value. As required by

Item 402(v) of Regulation S-K, we have identified the following financial performance measures as being the most important in linking actual compensation paid to executives to AbbVie's performance.

Adjusted Diluted Earnings Per Share
Adjusted Relative Return on Invested Capital
Adjusted Return on Assets
Non-GAAP Income Before Taxes
Non-GAAP Operating Margin
Platform Revenue
Total Shareholder Return

Potential Payments upon Termination or Change in Control

POTENTIAL PAYMENTS UPON TERMINATION – GENERALLY

In accordance with AbbVie's longstanding practice, the company has not entered into employment agreements with its NEOs. NEOs do not have any rights or entitlements to any cash termination or severance payments or equity vesting acceleration outside of the change in control context and subsequent termination of an NEO (double trigger), as discussed in more detail below.

The following summarizes the payments that the NEOs would have received if their employment had terminated on December 31, 2023. Earnings would have continued to be paid for the NEO's Performance Incentive Plan and Supplemental Savings Plan grantor trusts, as applicable, until the trust assets were fully distributed. The amount of these payments would depend on the trust earnings and fees and the period over which the trust assets were distributed. Based on current earnings rates, if the trust assets were distributed over a 10-year period, the NEOs would receive the following average annual earnings payments over such 10-year period: Mr. Gonzalez, $2,332,769; Mr. Michael, $413,772; Mr. Reents, $623,496; Mr. Stewart, $1,173,818; and Dr. Saleki-Gerhardt, $1,317,555. In addition, the following one-time deposits would have been made under the AbbVie Supplemental Pension Plan for each of the following NEOs, respectively: Mr. Gonzalez, $0; Mr. Michael, $8,866,500; Mr. Reents, $4,944,837; Mr. Stewart, $5,397,426; and Dr. Saleki-Gerhardt, $1,609,949. As of December 31, 2023, Mr. Gonzalez, Mr. Michael, Mr. Reents, Mr. Stewart, and Dr. Saleki-Gerhardt were eligible to retire, and therefore were eligible to receive the pension benefits previously described.

If the termination of employment had been due to disability, then the respective NEO also would have received, in addition to AbbVie's standard disability benefits, a monthly long-term disability benefit in the following amount: Mr. Gonzalez, $175,000; Mr. Michael, $150,000; Mr. Reents, $92,500; Mr. Stewart, $126,250; and Dr. Saleki-Gerhardt, $92,500. This long-term disability benefit would continue for up to 24 months following termination of employment. It ends if the NEO retires, recovers, dies or ceases to meet eligibility criteria.

If the NEO's employment had terminated due to death or disability, their unvested stock options, restricted stock unit awards and performance shares would have vested on December 31, 2023 with values as set forth below in the subsection of this proxy statement captioned "Equity Awards."

POTENTIAL PAYMENTS UPON CHANGE IN CONTROL

AbbVie has entered into change in control agreements with its NEOs. Each change in control agreement continues in effect until December 31, 2027, and can be renewed for successive five-year terms upon notice prior to the expiration date. If notice of non-renewal is given, the agreement will expire on the later of the scheduled expiration date and the one-year anniversary of the date of such notice. If no notice is given, the agreement will expire on the one-year anniversary of the scheduled expiration date. Each agreement also automatically extends for two years following any change in control (see below) that occurs while the agreement is in effect. As discussed in more detail below, AbbVie's internal policies and individual change in control agreements with its NEOs prohibit a cash lump sum payment in excess of 2.99 times an NEO's annual salary and bonus, unless shareholders ratify an exception.

The agreements provide that if the employee is terminated other than for cause or permanent disability or if the employee elects to terminate employment for good reason (see below) within two years following a change in control, they are entitled to receive a lump sum payment equal to 2.99 their annual salary and annual incentive ("bonus") award (assuming for this purpose that all target performance goals have been achieved or, if higher, based on the average bonus for the last three years), plus any unpaid bonus owing for any completed performance period and the pro rata bonus for any current bonus period (based on the highest of the bonus assuming achievement of target performance, the average bonus for the past three years or, in the case of the unpaid bonus for any completed performance period, the actual bonus earned). If the employee is terminated other than for cause or permanent disability during a potential change in control (see below), they are entitled to receive a lump sum payment of the annual salary and bonus payments described above, except that the amount of the bonus to which the employee is entitled will be based on the actual achievement of the applicable performance goals. If the potential change in control becomes a "change in control event" (within the meaning of Internal Revenue Code Section 409A), the employee will be entitled to receive the difference between the bonus amounts the employee received upon termination during the potential change in control and the bonus amounts that would have been received had such amounts instead been based on the higher of the employee's target bonus or the average bonus paid to the employee in the preceding three years.

Bonus payments include payments made under the Performance Incentive Plan. The employee also will receive up to two years of additional employee benefits (including welfare benefits, outplacement services and tax and financial counseling) and the value of three more years of pension accruals. If change in control-related payments and benefits become subject to the excise tax imposed under Internal Revenue Code Section 4999, payments under the agreement will be reduced to prevent application of the excise tax if such a reduction would leave the employee in a better after-tax position than if the payments were not reduced and the tax applied. The agreements also limit the conduct for which awards under AbbVie's incentive stock programs can be terminated and generally permit options to remain exercisable for the remainder of their term.

For purposes of the agreements, the term "change in control" includes the following events: any person becoming the beneficial owner of AbbVie securities representing 20 percent or more of the outstanding voting power (not including an acquisition directly from AbbVie and its affiliates); a change in the majority of the members of the board of directors whose appointment was approved by a vote of at least two-thirds of the incumbent directors; and the consummation of certain mergers or similar corporate transactions involving AbbVie. A "potential change in control" under the agreements includes, among other things, AbbVie's entry into an agreement that would result in a change in control. Finally, the term "good reason" includes: a significant adverse change in the employee's position, duties, or authority; the company's failure to pay the employee's compensation or a reduction in the employee's base pay or benefits; or the relocation of the company's principal executive offices to a location that is more than 35 miles from the location of the offices at the time of the change in control.

If a change in control had occurred on December 31, 2023, immediately followed by one of the covered circumstances described above, Mr. Gonzalez, Mr. Michael, Mr. Reents, Mr. Stewart, and Dr. Saleki-Gerhardt would have been entitled to receive the following payments and benefits under the change in control agreements:

- Mr. Gonzalez: cash termination payments—$19,863,185; additional Supplemental Pension Plan benefits—$0; welfare and fringe benefits—$86,488.
- Mr. Michael: cash termination payments—$11,711,456; additional Supplemental Pension Plan benefits— $8,866,500; welfare and fringe benefits—$90,470.
- Mr. Reents: cash termination payments—$6,279,000; additional Supplemental Pension Plan benefits— $4,944,837; welfare and fringe benefits—$72,383.
- Mr. Stewart: cash termination payments—$9,073,861; additional Supplemental Pension Plan benefits— $5,397,426; welfare and fringe benefits—$89,522.
- Dr. Saleki-Gerhardt: cash termination payments—$7,623,982; additional Supplemental Pension Plan benefits—$1,609,949; welfare and fringe benefits—$68,685.

Because the termination date is assumed to occur at the end of the 2023 performance period, the cash termination payments include an amount reflecting the excess, if any, of (a) the bonus entitlement under the change in control agreements, which would be based on the higher of target performance and the average bonus

for the past three years, over (b) the actual bonus earned by the NEO for the 2023 performance period, as shown in the Summary Compensation Table in the column captioned "Non-Equity Incentive Plan Compensation."

EQUITY AWARDS

The AbbVie Amended and Restated 2013 Incentive Stock Program was approved by AbbVie's stockholders and covers approximately 16,000 participants, including a broad group of management and professional staff.

The NEO award agreements under the AbbVie Amended and Restated 2013 Incentive Stock Program provide that the award may be assumed, converted or replaced on an equivalent basis by the surviving company upon a change in control. If the surviving company does not do so, the vesting of the awards is accelerated. If the surviving company does assume, convert or replace the awards on an equivalent basis, then accelerated vesting of the awards is limited to circumstances in which, during the period from six months before through two years after a change in control, the grantee's employment is terminated without cause or the grantee resigns for good reason. The terms "cause" and "good reason" have the same definitions as in the change in control agreements.

If a change in control had occurred on December 31, 2023 and the surviving company did not assume, convert or replace any of the awards, or the surviving company did so and the NEO's employment had terminated without cause or they had resigned for good reason, as described above, then the unvested equity awards of the NEOs would have vested as follows:

- Mr. Gonzalez would have vested in (i) 284,047 unvested AbbVie stock options with a value of $4,858,201, (ii) 149,432 AbbVie restricted stock units with a value of $24,535,404, and (iii) 279,263 AbbVie performance shares with a value of $46,499,683.
- Mr. Michael would have vested in (i) 99,423 unvested AbbVie stock options with a value of $1,645,011, (ii) 52,495 AbbVie restricted stock units with a value of $8,600,769, and (iii) 96,418 AbbVie performance shares with a value of $16,029,178.
- Mr. Reents would have vested in (i) 46,523 unvested AbbVie stock options with a value of $513,593, (ii) 31,484 AbbVie restricted stock units with a value of $5,043,356, and (iii) 36,526 AbbVie performance shares with a value of $5,979,346.
- Mr. Stewart would have vested in (i) 74,413 unvested AbbVie stock options with a value of $1,157,445, (ii) 52,942 AbbVie restricted stock units with a value of $8,542,284, and (iii) 69,182 AbbVie performance shares with a value of $11,479,726.
- Dr. Saleki-Gerhardt would have vested in (i) 60,385 unvested AbbVie stock options with a value of $1,056,886, (ii) 45,583 AbbVie restricted stock units with a value of $7,362,463, and (iii) 60,119 AbbVie performance shares with a value of $10,019,440.

The value of stock options shown is based on the excess of the closing price of one share of common stock on December 29, 2023 over the exercise price of such options, multiplied by the number of unvested stock options held by the NEO. The value of restricted stock units and performance shares shown is determined by multiplying the number of units or shares (at target level for performance-based awards) that would vest as of December 31, 2023 in accordance with the applicable equity award agreement terms and the closing price of one share of common stock on December 29, 2023. The value of restricted stock units and performance shares also includes the value of accrued dividends as of December 31, 2023, which would be paid at vesting.

RATIFICATION OF ERNST & YOUNG LLP AS ABBVIE'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

What am I voting on and how should I vote?

You are being asked to ratify the appointment of Ernst & Young LLP to perform independent audit services for the fiscal year ending December 31, 2024. Ernst & Young LLP has served as our independent auditor since 2013. The board and the audit committee believe it is in the best interests of the company and its stockholders to retain Ernst & Young LLP as the company's independent auditor.

The board of directors therefore recommends you vote "FOR" ratification of the appointment of Ernst & Young LLP as AbbVie's independent registered public accounting firm for 2024.

The audit committee of the board of directors is directly responsible for the appointment, fees, retention and oversight of the independent registered public accounting firm retained to audit the company's financial statements. On October 11, 2023, the audit committee appointed Ernst & Young LLP (the independent auditor) to perform independent audit services for the fiscal year ending December 31, 2024. Ernst & Young LLP has served as our independent auditor since 2013. In conjunction with the periodic mandated rotation of the audit firm's lead engagement partner, the chair of the audit committee would be involved in the selection of a new lead engagement partner. Further, the audit committee will periodically consider whether there should be a regular rotation of the independent auditor.

Although the audit committee has sole authority to appoint the independent auditor, it would like to know the opinion of the stockholders regarding its appointment of Ernst & Young LLP for 2024. For this reason, stockholders are being asked to ratify this appointment. If the stockholders do not ratify the appointment of Ernst & Young LLP for 2024, the audit committee will take that fact into consideration, but may, nevertheless, continue to retain Ernst & Young LLP. The audit committee and the board believe that the continued retention of Ernst & Young LLP to serve as the company's independent auditor is in the best interests of the company and its stockholders.

Representatives of Ernst & Young LLP are expected to attend the Annual Meeting and will be given the opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions.

AUDIT INFORMATION

Audit Fees and Non-Audit Fees

The following table presents fees for professional audit services rendered to AbbVie by Ernst & Young LLP for the years ended December 31, 2023 and December 31, 2022, and fees for other services rendered to AbbVie by Ernst & Young LLP for those periods.

	2023 (millions)	2022 (millions)
Audit fees:[1]	$ 19.7	$ 20.3
Audit related fees:[2]	0.5	0.5
Tax fees:[3]	3.4	5.2
Other fees:[4]	0.4	0.6
Total	$ 24.0	$ 26.6

(1) Ernst & Young LLP billed or will bill AbbVie for professional services rendered for the audit of AbbVie's annual financial statements, the review of AbbVie's financial statements included in AbbVie's quarterly reports, the audits of AbbVie's internal control over financial reporting, statutory and subsidiary audits required internationally, the review of documents filed with the Securities and Exchange Commission, comfort letters, consents and certain accounting consultations in connection with the audits.

(2) Audit related fees include audits of certain employee benefit plan financial statements, accounting consultations in connection with proposed or pending transactions, and other audit or agreed upon procedures required by statute or regulation not classified as audit fees.

(3) Tax fees consist principally of professional services for corporate tax compliance and tax advisory services.

(4) Other fees principally relate to financial advisory services for immaterial international affiliates and information technology assessment services.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Registered Public Accounting Firm

The audit committee has established policies and procedures to pre-approve all audit and permissible non-audit services performed by the independent registered public accounting firm (the independent auditor) and its related affiliates.

Prior to engagement of the independent auditor for the next year's audit, management will submit a schedule of all proposed permissible services expected to be rendered during that year for each of four categories of services to the audit committee for approval.

Prior to engagement, the audit committee pre-approves these services by category of service. The fees are budgeted and the audit committee requires the independent auditor and management to report actual fees versus the budget periodically by category of service. During the year, circumstances may arise when it may become necessary to engage the independent auditor for additional services not contemplated in the original pre-approval. In those instances, the audit committee requires specific pre-approval before engaging the independent auditor.

The audit committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report any pre-approval decisions to the audit committee at its next scheduled meeting.

Audit Committee Report

The audit committee is comprised of six non-employee members of the board of directors. Each audit committee member meets the independence requirements of the New York Stock Exchange and Rule 10A-3 of the Exchange Act. The committee operates under a written charter adopted by the board of directors. Consistent with the responsibilities set forth in its charter, the audit committee assists the board of directors in its oversight of AbbVie's accounting, auditing and financial reporting practices.

The audit committee has reviewed and discussed the audited financial statements contained in the 2023 Annual Report on Form 10-K with AbbVie's management and its independent registered public accounting firm (the independent auditor). Management is responsible for the preparation and integrity of AbbVie's consolidated financial statements. The independent auditor is responsible for performing an audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America. The audit committee reviews these processes on behalf of the board of directors. Periodically, during the year, the audit committee reviewed and discussed with AbbVie's management, internal auditors, and independent auditor the effectiveness of AbbVie's internal control over financial reporting and the overall quality of AbbVie's financial reporting.

The audit committee has discussed with the independent auditor the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the Securities and Exchange Commission. In addition, the audit committee has received the written disclosures and the letter from the independent auditor regarding its independence required by the applicable requirements of the PCAOB, and has discussed with the independent auditor the firm's independence. The audit committee has also considered whether the provision of non-audit services is compatible with maintaining the independence of the independent auditor and concluded the independent auditor's independence has not been impaired.

Based on the review and discussions referred to above, the audit committee recommended to the board of directors that the audited financial statements be included in AbbVie's Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

Audit Committee

T. Freyman, Chair, W. Burnside, M. Meyer, E. Rapp, G. Tilton, and F. Waddell

SAY ON PAY—ADVISORY VOTE ON THE APPROVAL OF EXECUTIVE COMPENSATION

What am I voting on and how should I vote?	*You are being asked to approve the compensation of AbbVie's named executive officers described in the Executive Compensation section of this proxy statement. This vote is non-binding. The board will take the results into account when making future compensation decisions.* ***The compensation committee has thoroughly reviewed the company's compensation program and has determined that the pay decisions for the named executive officers are appropriate given the company's performance, the executives' contributions, and our stockholders' interests. The board of directors therefore recommends you vote "FOR" the approval of the named executive officers' compensation.***

As required by Section 14A of the Exchange Act, stockholders are being asked to approve the compensation of AbbVie's named executive officers, as disclosed under Securities and Exchange Commission rules, including the Compensation Discussion and Analysis, the compensation tables and related material included in this proxy statement. The independent compensation committee of the board of directors, with the counsel of its independent compensation consultant, has thoroughly examined AbbVie's programs, the company's performance related to our industry and peer group, and market factors. The committee has determined that the specific pay decisions for the named executive officers are appropriate given the company's performance, the executives' contributions, and our stockholders' interests. We currently ask our stockholders to vote on executive compensation on an annual basis.

While this vote is advisory and non-binding, the board of directors and the compensation committee value the opinion of the stockholders and will review the voting results and take them into account when future compensation decisions are made.

SAY WHEN ON PAY—ADVISORY VOTE ON THE FREQUENCY OF FUTURE APPROVALS OF EXECUTIVE COMPENSATION

What am I voting on and how should I vote?	*Section 14A of the Exchange Act provides stockholders the opportunity to vote, on an advisory and non-binding basis, their preference as to the frequency of future advisory approvals of named executive officer compensation. This vote is often referred to as "say when on pay." Stockholders can vote on whether future advisory approvals of named executive officer compensation should occur every year, every two years or every three years, or they can abstain from voting.* ***The board of directors recommends that you vote for a vote to approve the named executive officers' compensation every 1 YEAR.***

AbbVie's first "say when on pay" advisory vote occurred in 2013 and resulted in approximately 80% support for annual advisory approvals of named executive officer compensation. Our next vote occurred in 2018 and resulted in approximately 97% support for annual advisory approvals of named executive officers' compensation.

While this vote is advisory and non-binding, the board of directors and the compensation committee value the opinion of the stockholders and will review the voting results and take them into account.

MANAGEMENT PROPOSAL TO ELIMINATE SUPERMAJORITY VOTING

<table>
<tr>
<td>What am I voting on and how should I vote?</td>
<td>You are being asked to amend and restate the Certificate of Incorporation to remove the supermajority voting requirement. Currently, certain amendments to the company's Certificate of Incorporation or By-Laws require the affirmative vote of at least 80 percent of the outstanding shares. The proposed amendment will allow for a regular majority to pass such amendments in the future.

The board of directors therefore recommends you vote "FOR" the management proposal to amend and restate the Certificate of Incorporation to eliminate supermajority voting.</td>
</tr>
</table>

Currently, AbbVie's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") provides that certain amendments to the Certificate of Incorporation or AbbVie's Amended and Restated By-Laws (the "By-Laws") require the affirmative vote of shares representing no less than 80 percent of AbbVie's outstanding shares of stock entitled to vote generally in the election of directors. We refer to these provisions listed below as the "Supermajority Voting Requirement."

Specifically, Article VIII of the Certificate of Incorporation provides that any stockholder-approved alteration, amendment, or repeal of any of the By-Law provisions listed below, or the adoption of any stockholder-approved By-Law provision inconsistent with those By-Law provisions, must be approved pursuant to the Supermajority Voting Requirement. The By-Law provisions covered by the Supermajority Voting Requirement are in regards to:

- special meetings of stockholders and written consents by stockholders (Article II, Sections 2.2 and 2.12, respectively);
- board size and tenure, classes of directors, board vacancies, and director removal (Article III, Sections 3.2, 3.3, 3.10 and 3.11, respectively);
- indemnification of directors and officers (Article VII); and
- amendments to the By-Laws (Article X).

Article XI of the Certificate of Incorporation provides that any alteration, amendment, or repeal of any of the provisions of the Certificate of Incorporation listed below, or the adoption of any provision inconsistent with those provisions, must be approved pursuant to the Supermajority Voting Requirement. The provisions covered by the Supermajority Voting Requirement are in regards to:

- board size, classes of directors, board vacancies, and director removal (Article VI, Sections 1, 2, 3 and 4, respectively); and
- written consents by stockholders and special meetings of stockholders (Article VII, Sections 1 and 2, respectively).

After reviewing the advantages and disadvantages of the Supermajority Voting Requirement at this time, the board approved, and recommends that stockholders approve, the amendment and restatement of Articles VIII and XI of the Certificate of Incorporation to remove the Supermajority Voting Requirement contained therein. If approved, future stockholder-approved amendments to the By-Law and Certificate of Incorporation provisions listed above will not be subject to the Supermajority Voting Requirement and will instead require the affirmative vote of a majority of AbbVie's outstanding shares of stock entitled to vote generally in the election of directors.

The proposed Certificate of Amendment to the Certificate of Incorporation is attached to this proxy statement as **Appendix A**, which the company would file promptly following the 2024 Annual Meeting if our stockholders approve the amendment. The affirmative vote of the holders of 80 percent of the outstanding shares of stock entitled to vote generally in the election of directors on the Record Date is required to approve this proposal pursuant to the Certificate of Incorporation. The board has approved certain conforming changes to the company's By-Laws, contingent on the effectiveness of the proposed amendment to the Certificate of Incorporation.

STOCKHOLDER PROPOSALS

<table>
<tr>
<td>What am I voting on and how should I vote?</td>
<td>Three stockholder proposals will be voted upon at the Annual Meeting if properly presented by or on behalf of the proponent. The address and share ownership information of each of the proponents is available upon request. The proposed resolutions and the statements made in support thereof, as well as the board of directors' statements in opposition to these proposals, are presented on the following pages. The proposal may contain assertions about AbbVie or other statements that we believe are incorrect.

The board of directors recommends you vote "AGAINST" the proposals for the reasons set forth following the proposals.</td>
</tr>
</table>

Stockholder Proposal on Simple Majority Vote

John Chevedden, on behalf of Kenneth Steiner, has notified AbbVie that he intends to present the following proposal at the Annual Meeting and that Mr. Steiner owns the requisite number of AbbVie shares.

<p style="text-align:center">Proposal 6 – Simple Majority Vote</p>



Shareholders request that our board take each step necessary so that each voting requirement in our charter and bylaws (that is explicit or implicit due to default to state law) that calls for a greater than simple majority vote be replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This includes making the necessary changes in plain English.

Shareholders are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "'What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements like those at Marathon Petroleum are used to block corporate governance improvements supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. These votes would have been higher than 74% to 88% if more shareholders had access to independent proxy voting advice. This proposal topic also received overwhelming 98%-support each at the 2023 annual meetings of American Airlines (AAL) and The Carlyle Group (CG).

This simple majority vote proposal will facilitate the adoption of other improvements in the corporate governance of ABBV such as annual election of each director which will in turn improve the performance of ABBV directors.

This simple majority vote proposal will help improve ABBV shareholder rights. ABBV recently scored a dismal 9 in shareholder rights with 10 being the worse possible score. If improved shareholder rights increase the market capitalization of ABBV by one-forth of 1% it would result in a $600 million increase in the market capitalization of ABBV.

Thus if ABBV spends a 6-figure sum to encourage more shareholders to vote in order to obtain the required 80%-approval of all shares outstanding, it would result in an astounding 6,000% return ($600 million) on the investment of the 6-figure sum.

<p style="text-align:center">Please vote yes:
Simple Majority Vote – Proposal 6</p>

Board of Directors Statement in Opposition to the Stockholder Proposal on Simple Majority Vote

The board of directors recommends that stockholders vote **AGAINST** this proposal. Given the management proposal on the same topic to eliminate supermajority voting included this year and in prior years, this stockholder proposal is redundant, unnecessary, and confusing.

Changing the By-Laws to simple majority vote as the stockholder proposes (and as management similarly proposes in its own proposal) requires 80% of outstanding shares to vote in favor. Supporting this stockholder proposal adds nothing to the effort to eliminate supermajority voting; rather, it is the management proposal that ultimately must pass in order to eliminate supermajority voting (and ultimately, declassify the board). In other words, even if a stockholder votes in favor of this stockholder proposal, unless the management proposal passes, it has no effect. The board of directors recommends that stockholders vote in favor of its management proposal instead of this stockholder proposal.

The board has long demonstrated its commitment to eliminating the supermajority voting provisions in our charter and By-Laws, as evidenced by this year's management proposal, which was also submitted to a shareholder vote by management in 2023, 2022, 2021, 2020, 2019, and 2018. Moreover, the board submitted a management proposal on the related issue of declassifying the board in 2018, 2017, and 2016.

These management proposals require 80% of outstanding shares to vote in favor in order to pass. They have not passed in prior years in large part due to a lower than desired vote turnout, primarily among retail holdings. The stockholder proposal asks AbbVie to spend a "6-figure sum" to ensure the proposal passes. Over the past several years, AbbVie has had numerous discussions with proxy solicitors about the costs of a get-out-the-vote campaign and the likelihood of success of such a campaign for AbbVie's stockholder base. The most recent cost estimate for such a solicitation we received was over $10 million, due to the large retail holdings of AbbVie shares. The likelihood of campaign success was uncertain and could not be assured even with the large spend.

AbbVie conducts a robust investor engagement program each year to greater than 40% of our outstanding shares, and we have never had a stockholder suggest we should spend these types of resources on a get-out-the-vote campaign, other than the proponent. To the contrary, the consistent feedback from our stockholders is that such a cost would not be a good use of company resources, particularly with an uncertain likelihood of success.

In sum, the board has already shown a commitment, taken all of the steps necessary to eliminate supermajority voting, and has done so for many years. Stockholders may vote for the management proposal to eliminate supermajority voting instead of this stockholder proposal. The board remains committed to eliminating supermajority voting and ultimately declassifying the board, but a non-binding, advisory stockholder proposal does nothing to advance these goals.

The board of directors recommends that you vote AGAINST the proposal.

Stockholder Proposal on Lobbying

Zevin Asset Management on behalf of Alyson Pyette, and co-filers Dana Investment Advisors and Miller/Howard Investments, Inc. on behalf of Owen Harvey, have notified AbbVie that they intend to present the following proposal at the Annual Meeting and that they own the requisite number of AbbVie shares.

Resolved, the stockholders of AbbVie request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by AbbVie used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. AbbVie's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's decision-making process and the Board's oversight for making payments described in point 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which AbbVie is a member. Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Public Policy and Sustainability Committee and posted on AbbVie's website.

Supporting Statement

Full disclosure of AbbVie's lobbying activities and expenditures is needed to assess whether AbbVie's lobbying is consistent with its expressed goals and stockholder interests. AbbVie spent $63,850,000 between 2013 – 2022 on federal lobbying. AbbVie lobbies at the state level, spending over $2.5 million on lobbying in California from 2013 – 2022. AbbVie also lobbies abroad, spending between €1,000,000 – 1,249,999 on lobbying in Europe for 2022.

Companies can give unlimited amounts to third party groups that spend millions on lobbying and undisclosed grassroots activity.[1] AbbVie reportedly gave nonprofits over $300 million in 2018.[2] Unlike many of its peers, AbbVie fails to disclose its payments to trade associations and social welfare groups (SWGs), or the amounts used for lobbying, to stockholders. AbbVie discloses membership in the Chamber of Commerce, which has spent over $1.8 billion on lobbying since 1998. AbbVie's disclosure omits several trade associations that lobby including the Healthcare Distribution Alliance and Healthcare Institute of New Jersey and all SWGs, including the Alliance for Patient Access.[3]

AbbVie's lack of disclosure presents reputational risk when its lobbying contradicts company public positions. AbbVie states it supports more affordable medicines yet has drawn scrutiny for lobbying "to kill lower drug prices during pandemic"[4] and funding "ads attacking prescription drug bill — after hiking prices up to 470%."[5]

AbbVie believes in addressing climate change, yet the Chamber reportedly has been a "central actor" in dissuading climate legislation over a two-decade period.[6] And while AbbVie does not belong to the controversial American Legislative Exchange Council,[7] it is represented by the Chamber, which sits on its Private Enterprise Advisory Council.[8]

AbbVie should expand its disclosure to benefit investors seeking information about the company.

---

[1] https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.
[2] https://about.bgov.com/news/abbvie-bristol-myers-among-patient-advocacy-groups-big-backers/.
[3] https://prospect.org/power/astroturf-campaign-attacks-discount-drug-program-for-poor/.
[4] https://www.commondreams.org/news/2022/07/13/big-pharma-has-spent-147-million-kill-lower-drug-prices-during-pandemic.
[5] https://www.salon.com/2021/05/26/pharma-giant-abbvie-funds-ads-attacking-prescription-drug-bill--after-hiking-prices-up-to-470/.
[6] https://www.washingtonpost.com/politics/2023/08/02/climate-group-pushes-big-tech-exit-nations-largest-business-lobby/.
[7] https://www.wbur.org/hereandnow/2023/03/22/esg-investing-fossil-fuels.
[8] https://ohiocapitaljournal.com/2023/09/06/coming-soon-in-ohio-alec-releases-new-raft-of-model-legislation/.

Board of Directors Statement in Opposition to the Stockholder Proposal on Lobbying

The board of directors recommends that stockholders vote **AGAINST** this proposal.

AbbVie advocates on topics that advance patient access to innovative new medicines and reward meaningful innovation. This engagement is governed by robust processes and oversight mechanisms.

As discussed in more detail on our website, AbbVie advocates on a range of issues core to our business, including advancing patient access to innovative new medicines. This advocacy is governed by robust processes and oversight mechanisms, including:

- The public policy and sustainability committee exercises oversight of AbbVie's political expenditures and lobbying activities, which are further governed by the committee's policy on political contributions. The public policy and sustainability committee and AbbVie's senior management review these activities and expenditures on a regular basis.
- The Senior Vice President, Government Affairs reviews and approves all corporate political contributions to ensure these contributions are consistent with the company's guidelines and in accordance with applicable laws as required by the committee's policy on political contributions.
- An internal Political Action Committee (PAC) Board of Directors comprised of at least twelve senior leaders representing a broad range of functions within AbbVie guides the AbbVie PAC.
- A rigorous internal vetting process is conducted to review each political contribution.
- The Senior Vice President, Government Affairs exercises oversight of all external vendors that lobby on AbbVie's behalf.
- AbbVie's Code of Business Conduct sets forth AbbVie's robust expectations for ethical behavior by all employees in all aspects of our business, including political advocacy.

AbbVie has long been recognized as a leader for robust disclosures related to political and lobbying activities, and we made significant additions to these disclosures on our public website in 2022, 2023, and 2024.

Since our launch as a new public company in 2013, AbbVie has provided robust transparency related to our political and lobbying activities. As a result of our extensive disclosures, AbbVie has been consistently recognized as a leader in providing the highest level of political transparency and accountability. In 2023, AbbVie was again recognized as a "trendsetter" in this area by the CPA-Zicklin Index, the highest ranking a company can receive. This index, which is produced by the non-profit Center for Political Accountability in conjunction with the Zicklin Center for Business Ethics Research at The Wharton School at the University of Pennsylvania, benchmarks the political disclosure and accountability policies and practices of leading U.S. public companies. AbbVie was also consistently ranked in the top tier of companies from 2014 through 2023.

Following our robust investor dialogue throughout 2021, we further strengthened our disclosures in 2022, which can be found at: https://www.abbvie.com/who-we-are/policies-disclosures.html. The changes include:

- Additional disclosures on the range of issues that AbbVie advocates on
- Significantly more detail on AbbVie's PAC, including its leadership structure
- A description of the rigorous process used to vet all AbbVie corporate and AbbVie PAC contributions
- Lowering the threshold for disclosure of our trade association memberships from $50,000 in annual dues to $25,000 in annual dues
- A description of how AbbVie may choose to convey concerns with any opposing positions taken by trade associations to which we belong
- Other details, such as the annual ethics and legal training that all AbbVie federal and state government affairs representatives receive

Similarly, after seeking feedback from our investors in 2023, we made additional updates on our website, including:

- Additional disclosure on our political activities in Europe, including a link to our EU lobbying reports
- Adding the percentage of trade association dues spent on federal lobbying, in our existing trade association memberships disclosure
- Discussing the congruency between AbbVie's stated political activity priorities (e.g., intellectual property protections, access to health care, and tax) and the advocacy of the largest trade association to which AbbVie belongs (i.e., the U.S. Chamber of Commerce).

Finally, in early 2024, we further updated our website to clearly disclose our total federal lobbying spend for the most recent prior year and to provide more detailed tiering for our existing trade association disclosures. These updates from 2022 to 2024 reflect AbbVie's established history of responsiveness to stockholder feedback. Given this demonstrated commitment to transparency, the report requested in the proposal is unnecessary and would not add value.

The chart below summarizes the disclosures sought by the proposal and provides an explanation of how AbbVie already provides this disclosure or how additional disclosures would not be feasible or valuable.

Proposal Ask	AbbVie Position
Company policy and procedures governing both direct and indirect lobbying, as well as grassroots lobbying communications	• AbbVie's website includes an extensive discussion of the policy and procedures we employ for both lobbying and political contributions. • As disclosed on our website, AbbVie does not currently make direct expenditures toward U.S. federal or state grassroots lobbying communications to the general public. If such a contribution were made, it would be enumerated in AbbVie's reports on other corporate political contributions.
Payments by AbbVie used for (a) direct or indirect lobbying or (b) grassroots lobbying communications	• AbbVie updated its website in 2024 to directly state the total amount of federal lobbying spend for the most recently completed year. This is in addition to providing links to prior years' federal lobbying reports. It is not feasible to provide a similar total disclosure for state lobbying spend, as each state defines lobbying spend differently, so the standard is not uniform across all states. • As disclosed on our website, AbbVie does not currently make direct expenditures toward U.S. federal or state grassroots lobbying communications to the general public. If such a contribution were made, it would be enumerated in AbbVie's reports on other corporate political contributions. • Attempting to quantify total indirect lobbying would be difficult to estimate and potentially misleading to stockholders as AbbVie is not directing the lobbying activities of trade, civic or patient groups.
AbbVie's membership in and payments to tax-exempt organizations that write and endorse model legislation	• As disclosed on our website, AbbVie does not currently contribute funds intended for use in elections to tax-exempt organizations under Section 501(c)(4) of the Internal Revenue Code. If such a contribution were made, it would be enumerated in AbbVie's reports on other corporate political contributions. • It is difficult for us to determine which third parties may endorse model legislation and whether such activities fall within the proposal's request.
Description of management's decision-making process and the board's oversight for making lobbying payments	• AbbVie's website includes an extensive discussion of company advocacy priorities, as well as the practical steps for how the company allocates lobbying and political contributions spend. The website also discusses oversight by AbbVie's board, and more specifically, the public policy and sustainability committee, of the company's lobbying priorities.

In 2022, AbbVie decided not to renew several large trade associations, which reduces the risk of any potential incongruency.

AbbVie decided not to renew its memberships in four large trade associations (PhRMA, BIO, IFPMA, and the Business Roundtable) in 2022. This decision was made as part of our rigorous annual assessment of our trade association memberships. The proposal cites the purported misalignment between AbbVie and certain trade associations' positions. Our robust process and ultimate decision not to renew our memberships in four large trade associations reduces the risk of any potential incongruency. Therefore, producing an additional report would be unnecessary and unhelpful.

The board of directors recommends that you vote AGAINST this proposal.

Stockholder Proposal on Patent Process

Friends Fiduciary Corporation and co-filers Mercy Investment Services, Inc., Bon Secours Mercy Health, Inc., The Sisters of Charity of Saint Elizabeth, The Sisters of the Order of St. Dominic (Grand Rapids), The Sisters of Charity of the Blessed Virgin Mary, Trinity Health, CommonSpirit Health, NEI Investments, Northwest Women Religious Investment Trust (Sisters of Saint Joseph of Peace), Providence St. Joseph Health, and The Sisters of St. Francis of Philadelphia, and Missionary Oblates of Mary Immaculate, have notified AbbVie that they intend to present the following proposal at the Annual Meeting and that they own the requisite number of AbbVie shares.

RESOLVED, that shareholders of AbbVie Inc. ("AbbVie") ask the Board of Directors to establish and report on a process by which the impact of extended patent exclusivities on product access would be considered in deciding whether to apply for secondary and tertiary patents. Secondary and tertiary patents are patents applied for after the main active ingredient/molecule patent(s) and which relate to the product. The report on the process should be prepared at reasonable cost, omitting confidential and proprietary information, and published on AbbVie's website.

<u>Supporting Statement</u>

Intellectual property protections on branded drugs play an important role in maintaining high prices and impeding access. When patent protection on a drug ends, generic manufacturers can enter the market, reducing prices. But branded drug manufacturers may delay generic competition by extending their exclusivity periods.

Access to medicines, especially costly specialty drugs, is the subject of consistent and widespread public debate in the U.S. A 2021 Rand Corporation analysis concluded that U.S. prices for branded drugs were nearly 3.5 times higher than prices in 32 OECD member countries.[1] The Kaiser Family Foundation has "consistently found prescription drug costs to be an important health policy area of public interest and public concern."[2]

This high level of concern has driven policy responses. The Inflation Reduction Act empowers the federal government to negotiate some drug prices, and in fact some have argued it enacts significant patent reform, specifically around the issue this proposal seeks to understand. This comes from one important provision stating that the only drugs that can be considered for price negotiations are those with no generic competition, thus discouraging extended patent exclusivities.

Additionally, five Senate bipartisan bills aim to speed access to generics:
1. Ensuring Timely Access to Generics Act of 2023 (S. 1067)
2. Expanding Access to Low-Cost Generics Act of 2023 (S. 1114)
3. Increasing Transparency in Generic Drug Applications Act of 2023 (S. 775)
4. Preserve Access to Affordable Generics and Biosimilars Act of 2023 (S. 142)
5. Stop STALLING Act of 2023 (S. 148)

AbbVie also faces potential significant legal risk as one of several companies the Federal Trade Commission has issued letters to claiming the Company "improperly listed patents in the Food and Drug Administration's 'Orange Book' in order to block generic rivals."[3]

AbbVie has raised the price of Humira, its top-selling drug, 27 times since its launch. One hundred and thirty patents, most of them secondary patents, have been granted on Humira, extending its exclusivity period by 19 years.[4] AbbVie touted to investors in a 2015 presentation that challenging any of Humira's patents in litigation would take four to five years.[5]

In our view, a more thoughtful process that considers the impact of extended exclusivity periods on patient access could bolster AbbVie's reputation and help avoid regulatory blowback resulting from high drug prices and perceptions regarding abusive patenting practices.

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[1] https://www.rand.org/news/press/2021/01/28.html
[2] https://www.kff.org/health-costs/poll-finding-public-opinion-on-prescription-drugs-and-their-prices/
[3] https://pharmaphorum.com/news/ftc-challenges-dozens-improper-us-drug-patents
[4] https://oversight.house.gov/sites/democrats.oversight.house.gov/files/DRUG%20PRICING%20REPORT%20WIT H%20APPENDIX%20v3.pdf, at ix, 17.
[5] https://investors.abbvie.com/static-files/af79eef2-5901-4b62-9354-982d2d95404e, slide 16

Board of Directors Statement in Opposition to the Stockholder Proposal on Patent Process

The board of directors recommends that stockholders vote **AGAINST** this proposal.

AbbVie is committed to patient access and acts responsibly in all aspects of its business, including intellectual property.

Acting with Integrity is one of the five AbbVie Principles, which are foundational to who we are as a company. This includes acting in compliance with all applicable laws and regulations, as well as engaging in conduct consistent with our commitment to honesty, fairness, and integrity, in every aspect of our business. AbbVie's ethical decision-making extends to protecting our intellectual property, which covers meaningful innovation and investment in our life-changing medicines. Each year, AbbVie's medicines treat tens of millions of people across over 75 conditions, and since our inception as an independent company in 2013, we have invested over $60 billion in research and development.

AbbVie has numerous mechanisms to ensure access to our innovative medicines, including those that remain exclusive. For example, patients in the United States without insurance or those with limited coverage can receive AbbVie medicines at no cost to them through myAbbVie Assist. The program serves as an important safety net and helps 99% of uninsured patients who seek our assistance. In 2023, the income eligibility requirement for myAbbVie Assist was 600% of the Federal Poverty Level (FPL), or an income of less than $180,000 for a household of four people. In 2023, myAbbVie Assist supported over 218,000 patients in the United States. As another example, within the United States, we provide co-pay assistance, regardless of income, to all patients with commercial insurance; with this assistance, most eligible patients pay $5-10 per month for their AbbVie medicines. More than 90% of commercial patients utilize our co-pay assistance program. We also make donations to independent charitable foundations that provide co-pay assistance to patients in need, regardless of what type of therapy they are on.

Outside of the United States, AbbVie's programs to enhance patient access include our participation in licensing agreements with the Medicines Patent Pool (MPP) to increase access to critical medicines for patients in low- and middle-income countries (LMICs). For example, our MPP agreements span nearly 100 countries for Mavyret, an AbbVie medicine used to treat HCV. To promote access to medicines for those in need with no means of accessing them due to limitations and availability, we host global medicine donation programs. We have seven ongoing medicine donation partnerships with non-governmental organizations providing care in LMICs. To assist with out-of-pocket costs of medicines, AbbVie offers several programs that help to reduce the cost burden for patients to pay for our medicines. Each program is tailored to meet the unique needs of patients and the patient

communities within the specific geography, disease area, and payer context. Other steps that AbbVie takes to further patient access globally can be found in our annual ESG Action Report.

AbbVie's existing disclosures address our approach to intellectual property and patient access.

As discussed in more detail on our website (https://www.abbvie.com/who-we-are/policies-disclosures.html) in a document titled "Intellectual Property and Patient Access" that was updated in early 2024, AbbVie has further expanded upon the factors it considers when pursuing patents. Patents are critical to protecting the significant investments that allow AbbVie to solve serious health issues. Patents provide a limited period of exclusivity for our products – allowing AbbVie to recoup its investment not only from the initial discovery of the medicine itself, but also our ongoing investment in that medicine. AbbVie's R&D does not stop after the initial discovery of an active pharmaceutical ingredient, or after a patent application is filed on that active pharmaceutical ingredient. AbbVie researchers continue to confront complex problems arising from their work in the laboratory to developments in the clinic – leading to groundbreaking innovations and advancements in patient care. These discoveries can include new indications and patient populations, pharmaceutical formulations and methods for drug delivery, and enhanced processes for manufacturing quality pharmaceutical products. AbbVie invests years to refine and validate these scientific discoveries to obtain regulatory approval, before delivering any pharmaceutical product to patients. Patents filed subsequent to the main active ingredient patent ensure that we are able to invest further resources into studying the medicine in new patient populations and diseases over time, optimizing the process used to manufacture the medicine, and improving the formulation of the medicine over time to provide meaningful patient benefits. Patents also allow us to re-invest in developing new medicines, further improving patients' standards of care over time.

As discussed in our website disclosure, when AbbVie assesses whether to apply for a patent to cover a certain innovation, we consider many factors, such as:

- Science is at the heart of everything we do at AbbVie, including our decisions related to patents. AbbVie pursues patents that reflect meaningful innovation and scientific advancements, including those that have the potential to improve the treatment of patients. Such innovation may improve safety and efficacy of patient care, while other innovations may enhance the quality and efficiency of AbbVie's manufacturing processes.
- AbbVie carefully considers the state of the art, how our discovery materially advances the technology, and patent laws of the relevant jurisdiction.
- We also consider the value of a public disclosure in advancing science.
- Finally, we take into account the size of the underlying investment and the potential impact on patient access.

AbbVie's enhanced website disclosure provides a specific product example to showcase the value that intellectual property provides in terms of driving continued innovation and investment in improving patient care. We also expanded this disclosure to further discuss some of the ways in which AbbVie ensures patient access to its medicines.

In the absence of meaningful patent protection, our ability to invest in R&D would be constrained and could limit the creation of promising new medicines for patients. AbbVie also has an established history of granting patent licenses under appropriate circumstances, in order to facilitate broader global access to our medicines. We believe this approach can protect AbbVie's investments and further patient access to innovative new medicines.

AbbVie obtains these intellectual property rights only by lawful and ethical means. Patent applications undergo rigorous reviews at patent offices around the world and are granted only after meeting all criteria for patentability. AbbVie carefully monitors developments in patent law, including proposed legislation and rulemaking at federal agencies. AbbVie incorporates the analysis of any such new law or regulation when deciding how to protect and enforce our intellectual property. Our website also discloses the oversight of AbbVie's intellectual property processes by our Executive Vice President, General Counsel and Secretary; Senior Vice President, Chief Patent and Innovation Counsel; and board of directors.

Any disclosures beyond AbbVie's existing disclosures are either not feasible or would be unnecessarily burdensome. It is not feasible to predict, at the time of filing a patent application, what impact that filing will have on a specific outcome on patient access. AbbVie files patent applications when innovations are developed – often many years before AbbVie knows whether a new active ingredient, pharmaceutical formulation, or indication that is the subject of the patent application will receive FDA approval. Thus, the relevance of the filing of any patent application is not known until after the medicine is fully developed and the nature of any competing products is known. Although the proposal states the requested report should exclude confidential information, publishing more detail on AbbVie's patenting processes (beyond our existing disclosure discussed above) could threaten AbbVie's competitive interests, given that the patent application filing process is confidential.

In sum, AbbVie already has existing robust disclosures and an additional report would not reveal anything of additional value to investors worthy of the burden it would pose.

The board of directors recommends that you vote AGAINST this proposal.

ADDITIONAL INFORMATION

Corporate Governance Materials

AbbVie's corporate governance guidelines with the outline of directorship qualifications; director independence guidelines; code of business conduct; and audit committee, compensation committee, nominations and governance committee, and public policy and sustainability committee charters are all available in the governance section of AbbVie's investor relations website at *www.abbvieinvestor.com*. We are providing our website address in this proxy statement solely for the information of investors. We do not intend the address to be an active link or to otherwise incorporate the contents of the website, including any materials that are noted in this proxy statement as being posted on the website, into this proxy statement or into any of our other filings with the Securities and Exchange Commission.

Procedures for Approval of Related Person Transactions

It is AbbVie's policy that the nominations and governance committee conduct a reasonable prior review and approve or disapprove of all transactions in which AbbVie participates and in which any related person has a direct or indirect material interest if such transaction involves or is expected to involve payments of $120,000 or more in the aggregate per fiscal year. Related person transactions requiring review by the nominations and governance committee pursuant to this policy are identified in:

- questionnaires annually distributed to AbbVie's directors and executive officers;
- certifications submitted annually by AbbVie executive officers related to their compliance with AbbVie's Code of Business Conduct; or
- communications made directly by the related person to the chief financial officer or general counsel.

In determining whether to approve or disapprove a related person transaction, the nominations and governance committee will consider the following items, among others:

- the related person's relationship to AbbVie and interest in the transaction;
- the material facts of the transaction, including the aggregate value of such transaction or, in the case of indebtedness, the amount of principal involved;
- the benefits to AbbVie of the transaction;
- if applicable, the availability of other sources of comparable products or services;
- an assessment of whether the transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally;
- whether a transaction has the potential to impair director independence; and
- whether the transaction constitutes a conflict of interest.

This process is included in the nominations and governance committee's written charter, which is available on the governance section of AbbVie's investor relations website at *www.abbvieinvestor.com*.

Nicholas Donoghoe, M.D., Executive Vice President, Chief Business and Strategy Officer, was appointed as an executive officer of AbbVie during 2023. Dr. Donoghoe's wife, Jessica Heckmann Donoghoe, is a minority equity owner in LaserAway, a chain of aesthetics clinics. Dr. Donoghoe's brothers-in-law Brock Heckmann, Scott Heckmann, and Todd Heckmann are also equity owners, as well as executives, at LaserAway. LaserAway purchased $16.1 million worth of AbbVie products during 2023, including Botox Cosmetic, Juvederm, and Coolsculpting. LaserAway also receives product samples for educational and other training purposes.
Dr. Donoghoe does not have any visibility to or control over the terms of the LaserAway transactions, and the LaserAway terms are generally consistent with those of similarly situated customers. LaserAway first became a customer of the Allergan group of companies before AbbVie acquired Allergan in 2020. Our nominations and governance committee, pursuant to its committee charter, has reviewed and approved the foregoing arrangement with LaserAway.

Alexander Freyman, who is the son of Thomas Freyman, a director of the company, is an employee at AbbVie. Alexander earned $122,327.73 in total compensation in 2023. Thomas Freyman has no role in setting Alexander's compensation, and Alexander's compensation is on terms that are comparable to the terms available to similarly situated employees. Our nominations and governance committee, pursuant to its committee charter, has reviewed and approved Alexander's compensation.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires AbbVie's directors and executive officers, and persons who own more than 10% of a registered class of AbbVie's equity securities, to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of such equity securities of AbbVie. With the exception of one amended report filed on May 9, 2023 on behalf of a director, which corrected an earlier filing on February 21, 2023 that had omitted the sale of 6,222 additional shares due to administrative error, to AbbVie's knowledge, no executive officer or director of AbbVie failed to file reports required by Section 16(a) on a timely basis.

Exclusive Forum

AbbVie is incorporated in the state of Delaware and Delaware law governs the relationship among its directors, officers, and stockholders (also known as the internal affairs doctrine). To provide for the orderly, efficient and cost-effective resolution of Delaware-law issues affecting AbbVie, the company's Certificate of Incorporation provides that unless the board of directors otherwise determines, Delaware courts are the exclusive forum for cases involving the internal affairs doctrine, derivative actions brought on behalf of the company, claims for breach of fiduciary duty, and other matters concerning Delaware statutory and common law. The provision does not apply to any other cases brought against AbbVie. There is uncertainty as to whether a court would enforce the exclusive forum provision with respect to claims under the federal securities laws. The preceding paragraph is not an exhaustive description.

Other Matters

The board of directors knows of no other business to be transacted at the 2024 Annual Meeting of Stockholders, but if any other matters do come before the meeting, it is the intention of the persons named in the accompanying proxy to vote or act with respect to them in accordance with their best judgment.

Deadlines for Notice of Stockholder Actions to be Considered at the 2025 Annual Meeting of Stockholders

Stockholder Proposals to be Included in AbbVie's 2025 Proxy Statement (Rule 14a-8)

Stockholders interested in submitting proposals for inclusion in our proxy materials and for presentation at the 2025 Annual Meeting may do so by following the procedures set forth in Rule 14a-8 under the Exchange Act. In general, to be eligible for inclusion in our proxy materials, Rule 14a-8 shareholder proposals must be received by AbbVie no later than November 18, 2024.

Stockholder Nominations to be Included in AbbVie's 2025 Proxy Statement ("Proxy Access")

AbbVie adopted a proxy access By-Law provision to permit a stockholder, or a group of up to 20 stockholders, continuously owning shares of our company for at least 3 years and representing an aggregate of at least 3% of the outstanding shares of common stock, to nominate and include in our proxy materials director nominee(s) constituting up to 25% of the total number of the directors in office, provided that the stockholder(s) and the nominee(s) satisfy the requirements in our By-Laws. Notice must include certain information required by Section 2.13 of AbbVie's By-Laws. To be timely for the 2025 Annual Meeting, this written notice must be received by AbbVie no earlier than October 19, 2024 and no later than November 18, 2024 and must include the specific information required by, and otherwise comply with the requirements of, our By-Laws.

Stockholder Nominations and Stockholder Proposals for Presentation at AbbVie's 2025 Annual Meeting

Stockholders who wish to nominate one or more individuals to serve as directors or to bring a proposal of business before the 2025 Annual Meeting (other than nominations pursuant to the "proxy access" provisions of our By-Laws or a stockholder proposal in accordance with Rule 14a-8), must be a stockholder of record and must notify AbbVie and provide the information required by Sections 2.8 and 2.9, if applicable, of our By-Laws. The notice must be delivered to AbbVie no earlier than the close of business on January 3, 2025 and no later than the close of business on January 31, 2025. However, if the date of our 2025 Annual Meeting is more than 30 days before or more than 60 days after the first anniversary of the date of the 2024 Annual Meeting, then such notice must be delivered to AbbVie no earlier than the close of business on the 120th calendar day prior to the date of the 2025 Annual Meeting and not later than the close of business on the later of the 90th calendar day prior to the date of the 2025 Annual Meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of the 2025 Annual Meeting, the 10th day following the day on which we first publicly announce the date of such meeting. Any such notice must also comply with the timing, disclosure, procedural and other requirements as set forth in our By-Laws.

In addition to satisfying the requirements under the By-Laws described in the immediately preceding paragraph, to comply with the universal proxy rules under the Exchange Act, any stockholder who intends to solicit proxies in support of director nominees other than the Board's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 4, 2025. However, if the date of the 2025 Annual Meeting is more than 30 days before or after the anniversary of the date of the 2024 Annual Meeting, then such notice must be delivered by the later of (x) the 10th day following the day we first publicly announce the date of the 2025 Annual Meeting and (y) the date which is 60 days prior to the date of the 2025 Annual Meeting.

Householding of Proxy Materials

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries (such as brokers or banks) to satisfy the delivery requirements for proxy statements with respect to two or more security holders sharing the same address by delivering a single Notice or proxy statement addressed to those security holders. This process, which is commonly referred to as "householding," potentially provides extra convenience for security holders and cost savings for companies.

Several brokers and banks with accountholders who are AbbVie stockholders will be "householding" our proxy materials. As indicated in the notice provided by these brokers to AbbVie stockholders, a single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from an affected stockholder. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and you prefer to receive a separate proxy statement, please notify your broker, or contact Broadridge Financial Solutions at 1-866-540-7095, or write to us at Investor Relations, AbbVie Inc., 1 North Waukegan Road, North Chicago, Illinois 60064. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker or bank.

Annual Report on Form 10-K

AbbVie filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 with the SEC on February 20, 2024. The Annual Report on Form 10-K, including all exhibits, is also available free of charge on AbbVie's investor relations website (*www.abbvieinvestor.com*). Paper copies of the Annual Report on Form 10-K, including the financial statements and schedules, may be obtained free of charge from AbbVie. Paper copies of exhibits to the Annual Report on Form 10-K are available, but a reasonable fee per page will be charged to the requesting stockholder. Stockholders may make requests in writing to us at Investor Relations, AbbVie Inc., 1 North Waukegan Road, North Chicago, Illinois 60064.

Cautionary Statement Regarding Forward-Looking Statements

Some statements in this proxy statement are, or may be considered, forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. The words "believe," "expect," "anticipate," "project" and similar expressions and uses of future or conditional verbs, generally identify forward-looking statements. AbbVie cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Such risks and uncertainties include, but are not limited to, challenges to intellectual property, competition from other products, difficulties inherent in the research and development process, adverse litigation or government action, and changes to laws and regulations applicable to our industry. Additional information about the economic, competitive, governmental, technological and other factors that may affect AbbVie's operations is set forth in Item 1A, "Risk Factors," of AbbVie's 2023 Annual Report on Form 10-K, which has been filed with the Securities and Exchange Commission, as updated by its Quarterly Reports on Form 10-Q and in other documents that AbbVie subsequently files with the Securities and Exchange Commission that update, supplement or supersede such information. AbbVie undertakes no obligation, and specifically declines, to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

General

It is important that proxies be returned promptly. Stockholders are urged to vote, regardless of the number of shares of AbbVie common stock owned. Stockholders may vote by telephone, by Internet, or by mail if a printed version of the proxy card was received or requested. Stockholders who vote by telephone or the Internet do not need to return a proxy card.

The Annual Meeting will be held on Friday, May 3, 2024 at 9:00 a.m. CT. This year's Annual Meeting will be a virtual meeting of stockholders. It is important to us that our stockholders be able to engage with the company and its executives during the annual meeting. AbbVie held virtual stockholder meetings in recent years and generally received positive feedback from investors. We found that more stockholders were able to attend and our executive leadership team was able to answer more stockholder questions than in prior years, when the company held in-person meetings. A virtual meeting allows more stockholders to attend the meeting equally and without cost, from anywhere around the globe. At the 2024 virtual meeting, stockholders will be able to attend the Annual Meeting, vote, and submit questions via live webcast by visiting www.virtualshareholdermeeting.com/ABBV2024. Consistent with prior practice at our in-person meetings, we will address as many stockholder-submitted question topics as time permits. If we do not have time to address a specific question, a member of our governance team will follow-up with the stockholder(s) after the meeting. The virtual meeting website can be accessed on a computer, tablet, or phone with internet connection. For stockholders without access to the internet, you may listen to the Annual Meeting by telephone at 1-877-328-2502 (USA) or 1-412-317-5419 (International). AbbVie will make any required list of stockholders available during the meeting. Closed captioning will be available on the meeting platform.

On the day of the Annual Meeting, stockholders may begin to log in to the online virtual annual meeting platform beginning at 8:45 a.m. Central Time, and the meeting will begin promptly at 9:00 a.m. Central Time. Please allow ample time for online login. If you encounter any difficulties accessing the virtual meeting or during the meeting time, please call 1-844-986-0822 (USA) or 1-303-562-9302 (International) for technical support.

To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/ABBV2024, you must enter the control number found on your proxy card, voting instruction form or notice you received. You may vote during the Annual Meeting by following the instructions available on the meeting website during the meeting.

By order of the board of directors.
PERRY C. SIATIS
SECRETARY

INFORMATION ABOUT THE ANNUAL MEETING

Who Can Vote

Stockholders of record at the close of business on March 4, 2024 will be entitled to notice of and to vote during the Annual Meeting. As of March 4, 2024, AbbVie had 1,770,646,983 outstanding shares of common stock, which are AbbVie's only outstanding voting securities. Each stockholder has one vote per share. Stockholders do not have the right to vote cumulatively in electing directors.

Notice and Access

In accordance with the Securities and Exchange Commission (SEC) e-proxy rules, AbbVie mailed a Notice of Internet Availability of Proxy Materials (the "Notice") to stockholders on or around March 18, 2024. The Notice describes the matters to be considered at the Annual Meeting and how stockholders can access the proxy materials online. It also provides instructions on how stockholders can vote their shares. If you received the Notice, you will not receive a printed version of the proxy materials unless you request one. If you would like to receive a printed version of the proxy materials, free of charge, please follow the instructions on the Notice.

Voting by Proxy

AbbVie's stockholders may vote their shares by telephone, the Internet, or during the Annual Meeting. If you vote by telephone or the Internet, you do not need to return your proxy card. The instructions for voting can be found on the Notice, on the website listed in the Notice, and, if you received one, on your proxy card. If you requested a printed version of the proxy card, you may also vote by mail.

Revoking a Proxy

You may revoke your proxy by voting during the Annual Meeting or, at any time prior to the meeting:

- by delivering a written notice to the secretary of AbbVie,
- by delivering an authorized proxy with a later date, or
- by voting by telephone or the Internet after you have given your proxy.

Discretionary Voting Authority

Unless otherwise specified in accordance with the instructions on the proxy, the persons named in the proxy will vote the shares of AbbVie common stock covered by proxies they receive to elect the five nominees named in Item 1 on the proxy card. If a nominee becomes unavailable to serve, the shares will be voted for a substitute designated by the board of directors or for fewer than five nominees if, in the judgment of the proxy holders, such action is necessary or desirable.

Where a stockholder has specified a choice for or against the proposals to be presented at the Annual Meeting or if the stockholder has chosen to abstain, the shares of AbbVie common stock represented by the proxy will be voted (or not voted) as specified. Where no choice has been specified, the proxy will be voted FOR the ratification of Ernst & Young LLP as auditors, FOR the approval of executive compensation, for ONE YEAR for the frequency of future approvals of executive compensation, FOR the management proposal to eliminate supermajority voting, and AGAINST each of the stockholder proposals.

The board of directors is not aware of any other issue that may properly be brought before the meeting. If other matters are properly brought before the meeting, the accompanying proxy will be voted in accordance with the judgment of the proxy holders.

Quorum

The presence of the holders of a majority of the outstanding shares entitled to vote generally in the election of directors constitutes a quorum, which is required to hold and conduct business at the Annual Meeting. Shares are counted as present at the Annual Meeting if:

- You are represented in person at the Annual Meeting; or
- Your shares are represented by a properly authorized and submitted proxy (submitted by mail, by telephone, or over the internet)

Abstentions and broker non-votes will count towards shares present at the Annual Meeting for the purpose of determining a quorum. In the absence of a quorum, the Annual Meeting may be adjourned, from time to time, by the Chairman of the Board of Directors or the President, but no other business shall be transacted at such meeting.

Votes Required for Each Item

1. Election of Directors: In uncontested elections such as this one, the affirmative vote of a majority of the votes cast is required to elect each director. This means that the number of votes cast "FOR" a director's election exceeds 50% of the number of votes cast with respect to that director's election. Abstentions and broker non-votes will not be counted as a vote cast either "FOR" or "AGAINST" with respect to the director or directors indicated and therefore will have no effect on this proposal. Brokers do not have discretionary authority to vote on this proposal.

2. Ratification of Independent Auditor: The affirmative vote of a majority of shares present in person or by proxy and entitled to vote on the matter is required for the ratification of the appointment of Ernst & Young LLP as AbbVie's independent registered public accounting firm. Abstentions will be counted as votes "AGAINST" this proposal. A broker or other nominee may generally vote on routine matters such as this one, and therefore no broker non-votes are expected to exist in connection with this proposal.

3. Say on Pay: Advisory Vote on Executive Compensation: The affirmative vote of a majority of shares present in person or by proxy and entitled to vote on the matter is required for the approval of the advisory vote to approve the compensation of AbbVie's named executive officers. Because your vote is advisory, it will not be binding upon AbbVie's Board of Directors. Abstentions will be counted as votes "AGAINST" this proposal and broker non-votes will have no effect on this proposal. Brokers do not have discretionary authority to vote on this proposal.

4. Say When on Pay: Advisory Vote on the Frequency of the Advisory Vote on Executive Compensation: The affirmative vote of a majority of shares present in person or by proxy and entitled to vote on the matter is required for the approval of the advisory vote to approve the frequency of the advisory vote to approve the compensation of AbbVie's named executive officers. Because your vote is advisory, it will not be binding upon AbbVie's Board of Directors. Abstentions will be counted as votes "AGAINST" this proposal and broker non-votes will have no effect on this proposal. Brokers do not have discretionary authority to vote on this proposal.

If no frequency receives the affirmative vote of a majority of shares present in person or by proxy and entitled to vote on the matter, then we will consider the option that receives the highest number of votes to be the frequency recommended by stockholders.

5. Management Proposal to Eliminate Supermajority Voting: The affirmative vote of shares representing not less than eighty percent (80%) of the outstanding shares of capital stock of AbbVie entitled to vote generally in the election of directors is required for the approval of the management proposal to eliminate supermajority voting pursuant to Article XI of AbbVie's Amended and Restated Certificate of Incorporation. Abstentions and broker non-votes will be counted as votes "AGAINST" this proposal. Brokers do not have discretionary authority to vote on this proposal.

6–8. Stockholder Proposals: The affirmative vote of a majority of shares present in person or by proxy and entitled to vote on the matter is required for the approval of the stockholder proposals presented at the meeting.

Abstentions will be counted as votes "AGAINST" these proposals and broker non-votes will have no effect on these proposals. Brokers do not have discretionary authority to vote on these proposals.

Inspectors of Election

The inspectors of election and the tabulators of all proxies, ballots, and voting tabulations that identify stockholders are independent and are not AbbVie employees.

Cost of Soliciting Proxies

AbbVie will bear the cost of making solicitations from its stockholders and will reimburse banks and brokerage firms for out-of-pocket expenses incurred in connection with this solicitation. Proxies may be solicited by mail, telephone, Internet, or in person by directors, officers, or employees of AbbVie and its subsidiaries.

AbbVie has retained Alliance Advisors LLC to aid in the solicitation of proxies, at an estimated cost of $20,500 plus reimbursement for reasonable out-of-pocket expenses.

AbbVie Savings Plan

Participants in the AbbVie Savings Plan will receive voting instructions for their shares of AbbVie common stock held in the AbbVie Savings Plan Trust. The Trust is administered by both a trustee and an investment committee. The trustee is Empower Trust Company, LLC. The members of the investment committee are Demetris Crum, Stefan Geldmeyer, and Andrew Shafer, employees of AbbVie. The voting power with respect to the shares is held by and shared between the investment committee and the participants. The investment committee must solicit voting instructions from the participants and follow the voting instructions it receives. The investment committee may use its own discretion with respect to those shares of AbbVie common stock for which no voting instructions are received.

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Proposed Certificate of Amendment to the Amended and Restated Certificate of Incorporation of AbbVie Inc.

The text of the proposed amendment is marked to reflect the proposed changes.

AbbVie Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

1. Articles VIII and XI of AbbVie's Amended and Restated Certificate of Incorporation are amended to read as follows:

ARTICLE VIII
AMENDMENTS TO BY-LAWS

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the By-laws of the Corporation (the "By-laws") may be altered, amended or repealed, in whole or in part, and new By-laws may be adopted, (i) by the affirmative vote of shares representing a majority of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors; provided, however, ~~that any proposed alteration, amendment or repeal of, or the adoption of any By-law inconsistent with, Sections 2.2, 2.12, 3.2, 3.3, 3.10 or 3.11, Article VII or Article X of the By-laws (in each case, as in effect on the date hereof), or the alteration, amendment or repeal of, or the adoption of any provision inconsistent with this sentence, may only be made by the affirmative vote of shares representing not less than eighty percent (80%) of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors; and provided further, however~~, that in the case of any such stockholder action at a meeting of stockholders, notice of the proposed alteration, amendment, repeal or adoption of the new By-law or By-laws must be contained in the notice of such meeting, or (ii) by action of the Board of Directors of the Corporation; provided, however, that the case of any such action at a meeting of the Board of Directors, notice of the proposed alteration, amendment, repeal or adoption of the new By-law or By-laws must be given not less than two days prior to the meeting.

* * *

ARTICLE XI
AMENDMENTS

The Corporation reserves the right to amend, alter or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are subject to this reservation. ~~In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware as they presently exist or may hereafter be amended, subject to any limitations contained elsewhere in this Amended and Restated Certificate of Incorporation, the Corporation may from time to time adopt, amend or repeal any provisions of this Amended and Restated Certificate of Incorporation; provided, however, that any proposed alteration, amendment or repeal of, or the adoption of any provision inconsistent with, Article VI and Article VII of this Amended and Restated Certificate of Incorporation (in each case, as in effect on the date hereof), or the alteration, amendment or repeal of, or the adoption of any provision inconsistent with this sentence, may only be made by the affirmative vote of shares representing not less than eighty percent (80%) of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors.~~

2. The foregoing amendment to the Amended and Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be executed by the undersigned officer, duly authorized, as of the day of 2024.

AbbVie Inc.

By: ________________________________
Name:
Title:

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AbbVie Inc.
Reconciliation of GAAP Reported to Non-GAAP Adjusted Information
Year Ended December 31, 2023
(Unaudited) (In millions, except per share data)

Non-GAAP Financial Results

Financial results are presented on both a reported and a non-GAAP basis. Reported results were prepared in accordance with GAAP and include all revenues and expenses recognized during the period. Non-GAAP results adjust for certain non-cash items and for factors that are unusual or unpredictable, and exclude those costs, expenses, and other specified items. AbbVie's management believes non-GAAP financial measures provide useful information to investors regarding AbbVie's results of operations and assist management, analysts, and investors in evaluating the performance of the business. Non-GAAP financial measures should be considered in addition to, and not as a substitute for, measures of financial performance prepared in accordance with GAAP.

Business Performance Highlights Reconciliations

1.   Diluted Earnings Per Share since 2020

		2023		2022		2021		2020
As reported (GAAP)	$	2.72	$	6.63	$	6.45	$	2.72
Adjusted for specified items:								
Intangible asset amortization		3.76		3.61		3.60		2.87
Pylera Divestiture		—		(0.07)		—		—
Acquisition related costs		0.07		0.43		0.12		1.81
Change in fair value of contingent consideration		2.81		1.55		1.50		3.43
Litigation matters		(0.22)		1.13		0.14		—
Intangible asset impairment		1.96		0.34		—		—
Impacts related to tax law changes and audit settlements		—		(0.18)		(0.15)		(1.14)
Other		0.01		0.33		0.17		0.07
As adjusted (non-GAAP)	$	11.11	$	13.77	$	11.83	$	9.76

2.   R&D Expense since 2013 Inception

	2023	2022	2021	2020	2019	2018	2017	2016	2015	2014	2013
As reported (GAAP)	$ 7,675	$ 6,510	$ 6,922	$ 6,379	$ 6,302	$ 10,192	$ 4,864	$ 4,305	$ 4,155	$ 3,257	$ 2,855
Adjusted for specified items:	(646)	(75)	(404)	(549)	(1,313)	(5,099)	(10)	(134)	(538)	(5)	(24)
As adjusted (non-GAAP)	$ 7,029	$ 6,435	$ 6,518	$ 5,830	$ 4,989	$ 5,093	$ 4,854	$ 4,171	$ 3,617	$ 3,252	$ 2,831

 

3.   Adjusted R&D Investment since 2013 Inception

	2023	2022	2021	2020	2019	2018	2017	2016	2015	2014	2013	Total
R&D Expense as adjusted (non-GAAP)	$ 7,029	$ 6,435	$ 6,518	$ 5,830	$ 4,989	$ 5,093	$ 4,854	$ 4,171	$ 3,617	$ 3,252	$ 2,831	$ 54,619
Acquired IPR&D and milestones expense, as reported (GAAP)	778	697	1,124	1,376	490	561	470	280	280	392	338	6,786
Calico collaboration expense, as reported (GAAP)	—	—	500	—	—	500	—	—	—	750	—	1,750
Total adjusted R&D investment	$ 7,807	$ 7,132	$ 8,142	$ 7,206	$ 5,479	$ 6,154	$ 5,324	$ 4,451	$ 3,897	$ 4,394	$ 3,169	$ 63,155

2023 Performance Results for Financial Goals Reconciliations

	Net Revenues*	Income Before Taxes	Operating Margin	Net Earnings**
As reported (GAAP)	$ 54,318	$ 6,250	$ 12,757	$ 4,863
Adjusted for specified items:				
Intangible asset amortization	—	7,946	7,946	6,685
Acquisition and integration costs	—	161	146	122
Acquired IPR&D and milestones	—	778	778	741
Change in fair value of contingent consideration	—	5,128	—	5,003
Litigation matters	—	(485)	(485)	(381)
Intangible asset impairment	—	4,229	4,229	3,455
Other	—	225	200	22
Adjusted for Humira net revenues	(14,404)	—	—	—
Adjusted for foreign exchange	120	201	156	—
As adjusted (non-GAAP)	$ 40,034	$ 24,433	$ 25,727	$ 20,510

*Net revenues are adjusted as outlined in the table to calculate the Platform Revenue performance results.

**Represents net earnings attributable to AbbVie Inc.

Intangible asset impairment primarily reflects partial impairment charges related to the U.S. Imbruvica and CoolSculpting intangible assets. Acquisition and integration costs primarily include costs related to the Allergan acquisition, including a one-time gain related to the termination of a development liability related to the Allergan acquisition. Acquired IPR&D and milestones represents initial costs and subsequent development milestones incurred to acquire rights to in-process R&D projects through R&D collaborations, licensing arrangements or other asset acquisitions. Litigation matters primarily includes income related to a favorable settlement of a litigation matter.

2022 Performance Results for Financial Goals Reconciliations

	Net Revenues*		Income Before Taxes		Operating Margin		Net Earnings**
As reported (GAAP)	$	58,054	$	13,477	$	18,117	$ 11,836
Adjusted for specified items:							
Intangible asset amortization		—		7,689		7,689	6,430
Acquisition and integration costs		—		810		810	766
Acquired IPR&D and milestones		—		697		697	682
Pylera divestiture		—		(172)		(172)	(126)
Change in fair value of contingent consideration		—		2,761		—	2,770
Litigation matters		—		2,506		2,506	2,028
Intangible asset impairment		—		770		770	604
Other		—		429		463	289
Adjusted for Humira net revenues		(21,237)		—		—	—
Adjusted for foreign exchange		782		187		79	—
As adjusted (non-GAAP)	$	37,599	$	29,154	$	30,959	$ 25,279

*Net revenues are adjusted as outlined in the table to calculate the Platform Revenue performance results.

**Represents net earnings attributable to AbbVie Inc.

Acquisition and integration costs primarily include costs related to the Allergan acquisition. Acquired IPR&D and milestones represents initial costs and subsequent development milestones incurred to acquire rights to in-process R&D projects through R&D collaborations, licensing arrangements or other asset acquisitions. Other primarily includes restructuring charges associated with streamlining global operations, the impact of tax law changes and certain other tax related items.



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